
05013115

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Arcelor

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 08 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34727 FISCAL YEAR 12-31-04

* Complete for initial submissions only ** Please note name and address changes

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DAT : 12/7/05

arcelor

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

competitiveness of our European plants.

We are thus pursuing the implementation of strategic orientations in the Flat Carbon Steel Sector, which will result in the closing down of a continental blast furnace in Europe in the summer of 2005. Furthermore, the «Arco» plan is designed to improve the competitiveness of our Asturias plants through significant cost reductions and thanks to better performance in the management of these factories.

The implementation of the «Lux 2006» modernization plan will enable us to bring the Luxembourg steel plants of the Long Carbon Steel Sector up to the level of the best factories worldwide.

The reorganization of the Stainless Steel Sector, expected to enable us to reach new production standards, will lead to the launch of a new steelshop upstream of the hot strip mill in Charleroi, Belgium, in the autumn of 2005. Moreover, this sector continued its active portfolio management with the disposal of non-strategic or unprofitable activities in Thailand and the United States of America.

Considerations of positioning, differentiation and competitiveness have led Arcelor to fully commit to sustainable development. True to its values, Arcelor is aiming for excellence in the area of safety. Since 2002, we have been able to significantly reduce he frequency and seriousness of industrial casualties thanks to an effort made by all. Our goal, however, continues to be "zero accidents".

Guided by the spirit of solidarity and responsibility, we have reduced our emissions of greenhouse gases by 18% since 1990 in the context of voluntary agreements. Striving to further reduce such emissions, Arcelor is coordinating efforts by 48 companies and universities in an ambitious research program aimed at the development of breakthrough technologies: ULCOS (Ultra Low CO_2 Steelmaking),.

Although we do not question the validity of the efforts to combat climate change, we regret the developments in the European regulatory framework in this respect. Indeed, they are a matter of concern regarding the definition of our strategy for the future in view of the fact that the increase in steel consumption is primarily attributable to emerging countries.

Finally, as part of ongoing efforts to strengthen the transparence and quality of information disclosed in matters of corporate governance, we have created a section dedicated to the topic on our Internet website, complementing the report on governance and internal control included in the present annual report.

Dear Ladies and Gentlemen, Dear Shareholders,

Strengthened by its accomplishments, it is with sound confidence that the Arcelor group may look to 2005.

There is little doubt that, once again, China will the driving force behind the steel market's global growth in 2005, causing the tensions on the raw materials markets to persist The resulting cost increase will be a true challenge and our capacity to manage these costs will be put to the test. However, we have already demonstrated our expertise in this field.

I am convinced that our policy of international expansion and the determined strengthening of our Group, both industrially and financially, will enable us to optimise our profitability in the interest of all the company's partners.

To conclude, I would like to thank the women and men working in our companies and who, thanks to their skills, cultural diversity and complementary backgrounds, allow us to be recognized as the world reference of steel.

Joseph Kinsch
Chairman of the Board of Directors



Message from the Chairman of the Management Board

What assessment do you draw from 2004 for the world steel industry?

Thirty years after the beginning of the major crisis of 1974 that marked the end of several prosperous decades for the Western steel industry, 2004 appears to be symbolic from the point of view of production as well as from world steel consumption.

The historical threshold of one billion tons of crude steel was passed, and world steel consumption increased 9%. This exceptional growth is due largely to the dynamism of consumption in China and in the emerging countries. It results in a very high demand for raw materials entering into the manufacturing cycle of steel, leading to a situation of shortage and resulting in an increase in the price of steel worldwide. It also results in renewed profits for most groups in the steel industry, and this is quite obviously very good news for our business.

However, this brighter outlook for steel must not make us forget large disparities in the growth of steel consumption in the world, whose consequences over the short and the long terms have had and will continue to have major repercussions on the behavior of players in the world steel industry. It is possible that 2004 will mark the advent of a new cycle. We shall see. But in any case, steel is the winner.

Our material is doing well and allows for the finest realizations. In the construction field, exceptional architectural achievements with the use of steel are numerous everywhere in the world and result in superb realizations that carry the colors of our material and that of Arcelor high. Obviously, the same is true in the automotive industry, where the esthetic and mechanical qualities of our steels contribute to our clients' success. Steel, which is present in all fields of human activity, is beyond doubt an innovative, young, sure and indispensable material for the development and progress of our societies.

You earlier said that 2004 would be a year "of transformation" for Arcelor. Are you satisfied with the result?

Transformation is a long and continuous movement. It is not something you order, and it is not limited to a single year. It calls on all the vital forces of a company with the aim of building a common project in a context which is more and more competitive and where the challenges are daunting. 2004 has just forcefully demonstrated with what speed and magnitude the so-called emerging countries – with China in the lead – are able to redistribute the cards of the world steel industry.

For Arcelor, 2004 was a year during which all employees became aware that it is necessary to transform our Group rapidly in order to accompany these major mutations throughout the world. We have thus structured this necessary transformation around three major axes which are spelled out in this annual report: cost leadership, customer loyalty and entrepreneurship.

In the area of safety, for example, we are recording contrasting results. Placed at the forefront of our sustainable development policy, safety at Arcelor is of paramount importance, our Group being among the best in the world on this point. However, in spite of considerable progress made on safety in 2004, we still have a great deal to do in order to drastically reduce serious accidents which are too numerous, particularly among our co-contractors. We know that it is possible to reach zero accidents, and we are striving to reach this goal. In 2004, we initiated an original partnership with the European Works Committee for the purpose of working together in this direction.

The reactivity of our Group to a rapidly changing environment was materialized in 2004 in the form of highly satisfactory results, which is explained by an ambitious commercial policy as well as by efficiently implementing our program for management gains and synergies. We have kept our promises on time in the area of debt reduction, management of the business portfolio and implementation of our strategic orientations in each operational sector.

Transformation also means growth, both internally and externally. 2004 saw the first sizable realization of external growth. With the acquisition and consolidation of Acindar in Argentina for long products and of CST in Brazil for flat products, we have become the leading steel producers in Latin America, thanks to the commitment of our shareholders who are backing up our development in a key country for supplying raw materials and competitive products and for its ability to serve growth markets in Latin America and North America.

As a result, Arcelor is now both the result of the commitments we have taken on with our shareholders and a group which is quite different from the one created in 2002. The transformation underway is the fruit of the commitment of each employee and shows why the "three pillars of transformation" form, together with growth, the road map for the development of the Group. We hope that each employee will act a bit more each day like an entrepreneur. The aim of each and every one must be to satisfy his or her clients in a partnership relationship which is durable and based on an innovative and competitive offer of quality services.

MESSAGE FROM THE CHAIRMAN OF THE MANAGEMENT BOARD

You have fixed ambitious goals on growth for the Group in coming years. Where do you stand now?

By creating Arcelor, we wanted to contribute to changing the business model for the steel industry worldwide through greater concentration of our trade and renewed creation of value. Consolidation is the materialization of this ambition.

We have demonstrated to the market that we are capable of reducing our debt efficiently so well that we now have sufficient scope of movement and financial means to grow. We have also demonstrated that we are capable of managing multinationals having a variety of cultural and management models, thanks in particular to the exchange of best practices. With the recent acquisitions in Latin America, we are in the process of creating a truly European/Latin American group. We have also realized targeted acquisitions in accordance with the strategic objectives of each of the operational sectors and opportunities we encounter.

Today, we are prepared and determined to enter a new stage of growth. This will take place mainly in the countries of the so-called "B.R.I.C.E.T." (Brazil-Russia-India-China-Eastern Europe-Turkey) – in fact, in countries which, over the next ten years, will capture the greatest part of growth in steel consumption. However, this growth will be possible for Arcelor only through value creation, which means that we must improve our stock market valuation and our profitability considerably in order to be in a position to contemplate mega-mergers or significant acquisitions in the future. We are working actively in this direction – without rushing things, but with determination.

> "We are proud of Arcelor and of steel achievements. But we have to prepare new stage of growth and to succeed in our transformation goals."

What lessons do you draw from the first three years of Arcelor for the decade under way?

2004 confirmed the main tendencies in the steel industry that presided over the creation of Arcelor. In particular, consolidation continued throughout 2004 with the emergence of extremely ambitious new regional and world leaders oriented toward the creation of value. This consolidation is expected to accelerate, as it is the pledge of a more balanced relationship with our suppliers and our clients. It is also an invitation to continue our efforts to seek new synergies and improve our profitability worldwide. Constituting groups that are creators of value having a critical size at world level will continue. With Arcelor taking the lead!

2004 also confirmed that the global issues were growing in scale, both in terms of the environment and the international and social matters. The problems of climate change will be more and more at the heart of our world groups, and steel producers will be forced to rely on intensified innovation in order to provide new solutions, in terms of both products and processes, to the major environmental questions coming from our societies. The European ULCOS project (Ultra Low CO_2 Steelmaking), developed in partnership with 48 partners and coordinated by Arcelor, is an ambitious response to these preoccupations. We are convinced that steel is a material that provides the right answers to these questions as a result of its capacity for being fully recycled and its numerous properties. Thanks to the efficiency of our R&D and to the partnership successfully developed with the automotive sector, for example, we are in the process of winning "the battle for lightening," which contributes to reducing emissions of greenhouse gases.

Internationally, the irruption of China into the World Trade Organization was a reminder, if ever one was needed, that steel is one of the materials most exchanged in the world. There as well, it is necessary to better regulate the world steel market in order to guarantee balanced conditions for competition between zones and establish rules recognized by all. Globalization puts us all before new social responsibilities worldwide that come squarely into line with our sustainable development policy.

2004 brought prestige back to steel throughout the world, and Arcelor contributed largely to it. We are proud of Arcelor and of the results obtained. We owe this success firstly to all the employees of the Group, who have understood Arcelor's stakes in transformation. But in the steel industry, we are well aware that nothing is easy to pick up, and that one must be ready at all times to roll up one's sleeves. It will be necessary to keep a close eye on how growth evolves, particularly in China, in order to continue to grow and to seize opportunities for creating value while at the same time adapting our businesses to the ups and downs of the cycle.

Arcelor's new world dimension creates new responsibilities and numerous challenges for all collaborators in our Group. But each and every one of us has the ambition of strengthening our position as world leader by making steel the reference for material and Arcelor the benchmark operator for the world steel industry.

Guy Dollé
Chairman of the Management Board



CST VICTORIA – BRAZIL – 3 P.M.

HOWEVER EFFICIENT, SURVEILLANCE SYSTEMS WILL NEVER DISPENSE WITH HUMAN VIGILANCE. THAT IS WHY A SHIP WILL NEVER SAIL


ATLANTIC OCEAN — 3 P.M.

WITHOUT A CAPTAIN AND WHY AT ARCELOR KEY ROLES WILL ALWAYS BE FILLED BY MEN AND ... WOMEN.

ARCELOR IN BRIEF

Portrait of the Group

The Arcelor Group was created in February 2002 by three steelmaking companies, Aceralia, Arbed and Usinor, with the intention of establishing a company that would lead the global steel industry. The Arcelor Group operates in four key market sectors: Flat Carbon Steels, Long Carbon Steels, Stainless Steels and Distribution-Transformation-Trading.

Employing nearly 95,000 people in over 60 countries, Arcelor is a major player in the global steelmaking market, producing 47 million tonnes of steel and generating revenues of € 30bn in 2004. Thirty percent of its production is obtained from scrap used in electric arc furnace and 70% from iron ore. Group revenues (pro forma data for fiscal 2004, including the Group's new activities in Brazil and Argentina) stood at € 31.26 bn for a production of 51 million tonnes of steel. The Group is a leading operator on all its key markets: the automotive industry, construction, household appliances, packaging and general industry.

Arcelor is the world's leading producer of flat carbon steels, in terms both of volume and value, having shipped nearly 28.4 million tonnes in 2004. This sector employs 48,000 people and generated revenues approaching € 16bn in 2004. Its product portfolio covers the full range of thin flat steels, including hot-rolled coil, cold-rolled coil and coated sheet.

These products are used in the automotive, household appliance, packaging, construction, civil engineering, mechanical engineering and processing industries.

Arcelor is also the world's leading producer of long carbon steels, and shipped 13.4 million tonnes in 2004. This sector employs over 20,000 people and reported revenues of approximately € 6.2bn in 2004, from sales of products in the following three categories:

- commodity products (rolled products): lightweight and medium-weight beams, merchant steel and concrete reinforcing bar;
- specialty products (rolled products): sheet pile, heavy beams, special sections and rails;
- wiredrawn products: steelcord, low carbon steels and high carbon steels.

Rolled long products are used chiefly in the construction industry, infrastructure developments and major projects. Wiredrawn products have a variety of uses, including tire manufacture (steelcord), agriculture (vine wire, closures, etc.), manufacturing (galvanized wire for cable reinforcement) and construction (fibers).

Arcelor is also a global leader in stainless steels, in both volume and revenues, having shipped 2.1 million tonnes in 2004. This sector employs nearly 11,500 people and generated revenues of € 4.6 billion last year. Arcelor produces virtually the entire range of stainless steels and stainless steel alloy products, but is currently refocusing on flat products.

Stainless steels are used in four specialist markets: household appliances (large and small), automobiles (mainly in exhaust systems), construction and street furniture (facades and building products) and industry (especially the food, chemical and oil industries).

The Distribution, Transformation, Trading sector uses steels produced by the Group, and also purchases steels from third parties. The sector employs over 11,000 people and generated revenues of approximately € 8.3bn in 2004, corresponding to 14.9 million tonnes of shipped steel of which 70 % came from the other sectors of the Group.

The business activities of Arcelor's Distribution, Transformation, Trading sector have the following features in common:

- proximity to a broad customer base, whose loyalty is maintained by a substantial sales force;
- the important role played by service and logistics;
- expertise in the downstream promotion of "steel solutions";
- the ability to contribute added value to commercially marketed steel products.

This sector is organized in five operating units, that work in specialist but complementary markets.

Group Organization

The Board of Directors has defined the powers of the Management Board.
There are three levels of Group management:

- the Management Board and Corporate management team at corporate level (including operational departments and central services),
- the activity sectors,
- the business units in these sectors.

The Management Board has eight members, including the Chairman, four of whom are responsible for the operational departments and four of whom look after the activity sectors. The operational departments include the key functions of Procurement, Finance, Strategy, International Business Development, Research and Development, Human Resources and Information Technology.

The Management Board assisted by Corporate management team directs the Group on the basis of four key horizontal processes: strategy, growth management, human resources and coordination & integration. Its mission is to define and apply the Arcelor Group corporate strategy and management plan, coordinate cross-sector projects, provide centralized financial management, exploit synergies within the Group.

At Group level, each activity sector is responsible for its own results (particularly in terms of its performance as measured by operating profit, return on capital employed and its management of working capital requirement), the implementation of Group strategy as defined by the Management Board, personnel management and the exploitation of synergies between business units.

The business units carry out the manufacturing and sales functions and are also responsible for their own performance in terms of operating profit and return on capital employed. They are defined either by their geographical coverage or their range of products and services. Ever since its inception, the Group has developed its organizational structure to adapt to its environment and maximize potential synergies. At the start of 2005, the principle business units are:

Flat Carbon Steels	Long Carbon Steels	Stainless Steels	Dist-Proc-Trading	Other activities
Northern Europe	Sections (sections and beams)	UGINE & ALZ (Europe)	Arcelor Négoce Distribution	Paul Wurth
Central Europe	Bars and Rods (concrete, wire rod, etc.)	Ugitech	Arcelor Steel Services Centres	Circuit Foil
Southern Europe	RPS (Rails, special sections, sheet piling),	IUP Precision strip	Arcelor Construction	DHS Group
Arcelor Packaging International (API)	Wire drawing plants	Stainless Tubes	Arcelor International	Industeel (special plates)
Brazil	Americas	Acesita (Brazil)	Arcelor Projects	

File No. 82-34727

BOARDS

THE BOARD OF DIRECTORS AND COMMITTEE

Board of Directors

- **Joseph Kinsch,**
  Chairman of the Board of Directors, Luxembourg
- **José Ramón Álvarez Rendueles,**
  Vice-Chairman of the Board of Directors, Spain
- **John Castegnaro,**
  Director, Employee Representative, Luxembourg
- **Jean-Yves Durance,**
  Director, Chairman of the Management Board MARSH, France
- **Noël Forgeard,**
  Director, Chairman and CEO of Airbus, France
- **Jean-Pierre Hansen,**
  Director, Chairman and Managing Director of Tractebel. Managing Director of SUEZ S.A., Belgium
- **Ulrich Hartmann,**
  Director, Vorsitzender des Aufsichtstrats of E-ON AG, Germany
- **Corporación JMAC represented by Ramón Hermosilla Martin,**
  Director, Spain
- **Hedwig De Koker,**
  Director, Chairman of the Board of Van der Veken Vastgoed SA, Belgium
- **Manuel Fernandez Lopez*,**
  Director, Employee Representative, Spain
- **H.R.H. Prince Guillaume of Luxembourg,**
  Director, Luxembourg
- **Michel Marti,**
  Director, Employee Representative, France
- **Daniel Melin,**
  Director, Chairman of EMEA South EDS, France
- **Edmond Pachura,**
  Director, Chairman of UNAS, France
- **Francisco Javier de la Riva Garriga,**
  Director, Executive Vice-Chairman of Fertiberia S.A., Spain
- **Georges Schmit,**
  Director, First Councillor of Government, Luxembourg
- **Sergio Silva de Freitas,**
  Director, Senior Vice-President of Banco Itaú, Brazil
- **Fernand Wagner,**
  Director, Luxembourg

Secretariat of the Board of Directors

- **Paul Junck,**
  General Secretary

Audit Committee

- **José Ramón Álvarez Rendueles,**
  Chairman
- **Hedwig De Koker,**
  Member
- **Jean-Yves Durance,**
  Member
- **Georges Schmit,**
  Member

* Co-opted at the Board meeting of 12 November 2004

Appointments and Remuneration Committee

- **Joseph Kinsch,**
  Chairman
- **José Ramón Álvarez Rendueles,**
  Member
- **Jean-Pierre Hansen,**
  Member
- **Edmond Pachura,**
  Member

MANAGEMENT BOARD

- **Guy Dollé,**
  Chairman and Chief Executive Officer
- **Jacques Chabanier,**
  Senior Executive Vice-President Purchasing, R&D, Information Technologies, e-commerce, Alliance with Nippon Steel Corporation
- **Jean-Yves Gilet,**
  Senior Executive Vice-President Stainless Steels
- **Roland Junck,**
  Senior Executive Vice-President Long Carbon Steels
- **Paul Matthys,**
  Senior Executive Vice-President Strategy, International Business Development
- **Guillermo Ulacia,**
  Senior Executive Vice-President Flat Carbon Steels
- **Gonzalo Urquijo,**
  Deputy Senior Executive Vice-President Distribution, Transformation, Trading
- **Michel Wurth,**
  Senior Executive Vice-President Finance, Management by Objectives

The operating methods of the Group 's administration and management bodies are specified in the report of the Chairman of the Board of Directors on Corporate Governance and Internal Control procedures



Back row: Guillermo Ulacia; Roland Junck; Paul Matthys; Gonzalo Urquijo; Jean-Yves Gilet
Front row: Michel Wurth; Guy Dollé; Jacques Chabanier

Synoptic table of key figures and evolution of the share price

KEY FIGURES

In millions of euros	2003	2004
Revenues	25,923	30,176
EBITDA	2,228	4,341
EBIT	738	3,194
Net result (Group share)	257	2,314
Net result per share (euros)	0.54	4.26 *

	31/12/2003	31/12/2004
Net financial debt	4,464	2,512
Equity (Group share and minority interests)	7,463	12,317
Residual negative goodwill	676	
Total	8,139	12,317
Net financial debt / Equity	0.55	0.20

* *Including 106,629,054 new shares issued on 27 July excluding own shares*

EVOLUTION OF THE SHARE PRICE FROM 18 FEBRUARY 2002 TO 28 FEBRUARY 2005

Index 100 = 18 February 2002


125
100
75
50
02.02
05.02
08.02
11.02
02.03
05.03
08.03
11.03
02.04
05.04
08.04
11.04
02.05

— Arcelor — MSCI Metals and Mining — CAC40 — Eurostoxx50

File No. 82-34727

Key figures for 2004

Revenues
(in millions of euros)


2004
30,176
2003
25,923

Revenues by sector
(in millions of euros)


16,139
Flat Carbon Steel
6,221
Long Carbon Steel
4,577
Stainless Steel
8,267
Distribution, Transformation, Trading
1,081
Other activities
- 6,109
Intra-group Sales

Revenues by geographic zone


77.5%
European Union
7.8%
Rest of World
7.1%
South America
7.6%
North America

EBITDA
(in millions of euros)


2004
4,341
2003
2,228

Breakdown of EBITDA by sector
(in millions of euros)


2,299
Flat Carbon Steel
1,287
Long Carbon Steel
258
Stainless Steel
513
Distribution, Transformation, Trading
-16
Other activities
0
Intra-group Sales

EBIT
(in millions of euros)


2004
3,194
2003
730

Breakdown of EBIT by sector
(in millions of euros)


1,666
Flat Carbon Steel
1,078
Long Carbon Steel
117
Stainless Steel
395
Distribution, Transformation, Trading
-61
Other activities
0
Intra-group Sales

Result before tax
(in millions of euros)


2004
3,240
2003
557

Net result (Group share)
(in millions of euros)


2004
2,341
2003
257

Net result per share
(in euros)


2004
4.26
2003
0.54

Net financial debt
(in millions of euros)


31/12/2004
2,512
31/12/2003
4,464

Net financial debt / Equity


31/12/2004
0.20
31/12/2003
0.55

Employees by sector
(31/12/2004)


48,332 Flat Carbon Steel
20,306 Long Carbon Steel
11,758 Stainless Steel
11,245 Distribution, Transformation, Trading
2,960 Other activities

Breakdown of Employees by geographic area (31/12/2004)


77,983 European Union
1,404 North America
14,908 South America
306 Rest of World

2004 HIGHLIGHTS

11 February 2004, Arcelor signs an agreement with Bagoeta S.L, the majority shareholder in Conducciones y Derivados SA (Condesa) for the **disposal of its tubes division.**

In 2003, the Tubes division of the Arcelor Group shipped over 1.2 million tonnes of steel, generating revenues of € 587m. The sale was finalized on 3 June 2004.

17 February 2004, **J&L Specialty Steel LLC** (USA) signs an agreement to dispose of the majority of its assets to a wholly-owned subsidiary of Allegheny Technologies Incorporated. J&L Specialty Steel is a major player in stainless steel flat products. The disposal became effective on 1 June 2004.

19 March 2004, Arcelor announces the disposal of its entire (96%) holding in **Thainox** (Thailand), a stainless steel cold rolling and finishing plant. Under this disposal agreement, Arcelor continues to benefit from a multi-year market price agreement to supply the majority of Thainox's requirements.

16 April 2004, Arcelor signs an agreement to sell its 100% holding in **Aciérie de l'Atlantique** SAS (ADA) to Siderúrgica Añón SA. ADA is a French company located in Bayonne in France. It operates an electric arc furnace and a continuous casting facility. The sale was finalized on 22 June 2004.

27 April 2004, Arcelor announces its acquisition of the Corus UK **sheet pile** sales business.

In April, the Arcelor Board of Directors approved "Lux 2006", the plan to modernize steel plants in Luxembourg. The implementation of this action plan will make Long Carbon Steel plants in Luxembourg more productive.

In May, the "Arco" plan was launched in the Flat Carbon Steel sector to improve the competitive edge of the Group's plants in Asturias (Spain). This plan should generate significant savings in terms of costs and should improve management performances, with such innovations as the contribution of ideas by employees. It will also enable the group to adapt its workforce to the company's actual needs and produce a higher level of qualification and technical expertise in its workforce.

28 June 2004, Arcelor announces its intention to consolidate its position in Brazil by consolidating its holdings in **CST** and **Acesita**. On **29 June**, Arcelor makes a capital injection of € 1.14bn through a stock warrant issue.

22 July 2004, Arcelor and the SNCI dispose of their entire holding in IEE, a company specializing in the development of sensor-based automotive safety systems, to Apax Partners, in partnership with BGL Investment Partners, Luxempart and the IEE management team.

23 July 2004, Arcelor and investment fund Chequers Capital reach a final agreement over the acquisition by Financière Mistral (an investment holding company set up and controlled by Chequers Capital) of the 36% holding held by Produits d'Usines Métallurgiques PUM - Station Service Acier (Arcelor Group) in **IMS** (International Métal Service). IMS shares are traded on the Euronext Paris Second Marché.

12 August 2004, **IUP (Imphy Ugine Précision)**, a subsidiary of Arcelor, and SAW Pipes Limited, a subsidiary of the Indian steelmaking group Jindal, sign a joint venture agreement for the formation of a company specializing in the production and marketing of precision strip in **India**. These high added-value precision rolled stainless steels and nickel alloys have applications in a wide variety of manufacturing industries, including textile machinery, watch making and electrical equipment.

27 August 2004, Arcelor, Nippon Steel Corporation and Baoshan Iron & Steel Co. officially launch the manufacturing and sales joint venture **"Baosteel-NSC/Arcelor Automotive Steel Sheets Co. Ltd."** which will produce galvanized steels for the automotive industry and general manufacturing industries. This joint venture is part of the strategic global alliance between Arcelor and Nippon Steel Corporation.

14 October 2004, Arcelor comes to a definitive agreement with the principal minority shareholders in CST on the transfer of rights and bonds and on call options for ordinary CST shares. This enabled Arcelor to fully consolidate CST as from 1 October 2004. On 31 December 2004, Arcelor's stake in CST was 73.34%.

ARCELOR: A EURO-BRAZILIAN GROUP

Since 1920, one of the founding companies of Arcelor has had an active industrial commitment in Brazil through Belgo Mineira, a company established in the Minas Gerais.

In 1998, another of the founding companies of Arcelor acquired a significant stake in Acesita, a company producing stainless steel, and in CST, which produces carbon steel slabs.

In 2004, Arcelor commissioned the industrial plants of Vega do Sul, a new entity specializing in flat products for the automotive industry.

In the same year, Arcelor acquired a majority shareholding in CST and took control of the Acindar company in Argentina through Belgo-Mineira.

Hence, the Arcelor group is now one of the leading steel producers in Brazil, operating with world class industrial facilities.

Radiating out from its Brazilian base, Arcelor intends to intensify its policy of investment in South America.



STAHLWERKE BREMEN - GERMANY - 1 P.M.

AT THE WHEELS OF THEIR CARS, DRIVERS HARDLY EVER NOTICE ARCELOR STEEL. YET EVERYTHING CHANGES ONCE

GROUP BUSINESS REPORT


VIADUC DE MILLAU - FRANCE - 1 PM
ARCHITECTE : LORD FOSTER

THEY DRIVE ACROSS AN AWE-INSPIRING BRIDGE.

RISK MANAGEMENT REPORT p.38

Group consolidated management report

ECONOMIC ENVIRONMENT

The year 2004 ended with a global economic growth of 4.9%, which is the highest rate recorded since 1988.

In the United States, growth reached 4.4% for the year, mainly due to a sharp rise in final consumption. Capital investment on equipments by companies also grew very sharply. Growth should remain high in 2005 at a rate close to 3.6%.

Canada and Mexico benefited from the American boom with growth rates of 2.7% and 4% respectively.

In Asia, with the exception of Japan, economic growth remained very dynamic throughout the year despite a slight slowdown at the end of the year. It was fuelled mainly by the Chinese and Indian economies. Over the whole period, China experienced a growth in GDP of 9.2% while industrial production grew by 15%, which corresponded to the highest economic growth in seven years. Economic growth in India reached 6.5%.

In Japan, after three quarters of sustained growth, there was a slight slowdown caused by high oil prices and uncertainty about the continuation of growth in China, which was 2.6% in 2004.

Growth remained low in the euro zone, with an increase in GDP of barely 2%. Consumer and business confidence remained low. Although Germany posted good export performances, the other countries of the region performed poorly. France, on the other hand, benefited from a steady domestic demand. Economic growth in the United Kingdom was in excess of 3% thanks to domestic demand and the support of the residential sector in particular.

The new members of the European Union showed steady growth with GDP up by 5%. Industrial production was buoyant in particular in the steel user sectors, and it grew 13% in Poland, 9.5% in the Czech Republic, 8.8% in Hungary and 4.4% in Slovakia.

In Central and South America, the positive economic development has been confirmed. GDP rose more than 5% over the year while industrial production increased by more than 8%. In Argentina, the dynamic growth continued with GDP rising by 7.5%. Industrial production also followed this trend. In Brazil, growth was steady with a 4.6% increase in GDP over the year and a rise in industrial production in excess of 8%.

Trends in the steel sector

The world growth resulted in record increases in the price of raw materials, oil and sea freights. The global steel industry benefited from this momentum and business was particularly brisk in 2004.

In **China**, apparent steel consumption grew by 11%, with a downward adjustment effect on stocks. Exports from China grew 134% to over 20 million tonnes in 2004. Chinese imports stood at 33 million tonnes, down 24%.

In the **United States**, 2004 was an exceptional year for finished steel products, with an increase in apparent consumption of 14% and a 53% increase in imports as compared to the previous year. Real consumption only rose by 4%, and stocks with steel consumers were at a high level at the end of the year.

In the **European Union** (EU15), the steel-using sectors grew at a satisfactory annual rate. In 2004, the registration of private cars rose 2%, that of light duty vehicles by 8.7% and that of heavy-duty vehicles by 8%. The construction industry grew by 1% and the service equipment industry by 4%. Growth for the household appliance industry was 2.5%. Consequently, **actual steel consumption** rose by 2.8% in 2004, while apparent steel consumption grew by 4.3% over the year. At the end of the year, **inventories of steel products** held by steel users and traders were higher than the 2003 levels. This was explained by the difference in growth between apparent and actual consumption.

Total **imports** of finished steel products increased by 1% over the year, with long products dropping by 3.3% and flat products increasing by 3.1%. The change in imports by product category was very pronounced. For example, imports of hot-rolled coils (excluding coils for rerolling), beams, wire rod markets and concrete reinforcing bars dropped 14.6%, 5.6%, 8.6% and 8.9% respectively whereas imports of cold-rolled sheets, coated sheets, quarto plates and merchant steels surged at 17%, 34.4%, 7.2% and 18% respectively. Demand for steel was very high in **the new member states of the European Union** in 2004, and was more than 15% for flat carbon products.

Steel prices, expressed in euros, went up regularly in 2004 because of the increase in raw material prices and the lack of equilibrium between supply and demand for steel. This was mainly due to high demand for steel products in the United States and China.

In the case of flat stainless steel products, world consumption for the sector alone grew by 7% in 2004. It was more particularly pronounced in Asia, especially in China and North America, and reached 4.5% in Europe. This growth confirms the strong appeal of stainless steel, linked with the increase in equipment rate, in particular household appliances. It is also linked to the process of replacement of other materials, a phenomenon that is observed more in mature markets such as Western Europe and North America. However, this growth is reduced by the nickel prices.

Trends in global crude steel production

According to estimates made by the International Iron and Steel Institute (IISI), global production of crude steel reached 1,055 billion tonnes in 2004. Driven by consumption in China, it grew 8.8% as compared with 2003.

WORLD CRUDE STEEL PRODUCTION (*)

En millions of tonnes	2002	2003	2004	Change 2004/2003 en %
World **	903.8	969.3	1 054.7	8.8
Western Europe ***	207.4	213.3	225.4	5.7
including UE 25	180.9	184.2	193.5	5.0
including UE 15	158.7	160.7	168.3	4.7
Central and Eastern Europe ****	101.1	107.5	111.8	4.0
including Russia	59.8	62.7	64.3	2.5
North America and Central America	122.9	126.2	133.0	5.4
including United States	91.6	93.7	98.5	5.2
South America	40.9	43.0	45.9	6.7
including Brazil	29.6	31.1	32.9	5.7
Asia	394.9	441.2	499.5	13.2
including Chine	182.3	221.2	272.5	23.2
including Japon	107.7	110.5	112.7	2.0
Other countries	36.6	38.1	39.1	2.7

** Estimed by IISI, January 2005*
*** World = 63 countries representing 98% of global crude steel production*
**** Western Europe = EU25 + other European countries (Croatia, Norway, Romania, Serbia and Montenegro, Turkey)*
***** Central and Eastern Europe (CIS) = Belarus, Kazakhstan, Moldavia, Russia, Ukraine, Uzbekistan*

China alone is estimated to have provided more than a quarter (26%) of crude steel production, representing 272.5 million tonnes, up 23.2% as compared with 2003. It is ahead of the European Union with 193.5 million tonnes (up 5%) and Japan with 112.7 million tonnes produced (up 2%). All the Asian countries thus raised their production by 13.2% to 499.5 million tonnes, representing nearly half of the world production of crude steel (47.3%).

The **United States** increased their production by 5.2% to 98.5 million tonnes. The whole of North and Central America recorded a 5.4% increase in crude steel production as compared with 2003. South American countries posted mixed growth with a relatively strong growth in Brazil (5.7%) and a less significant increase in Argentina (+1,8%).

In the **enlarged European Union** (EU 25), crude steel production reached 193.5 million tonnes, up 5% as compared with 2003. The increases in production were particularly marked in Poland (16.9%), Spain (7.2%), Italy (5.6%) and France (5.1%). After a drop in its crude steel production in 2003 as compared with the previous year, Germany regained and exceeded its 2002 production level.

In **Central and Eastern Europe**, production reached 111.8 million tonnes, up 4% as compared with the previous year.

Turkey became the world's twelfth leading steel producer with a production of 20.5 million tonnes, up 11.9%.

COMMENTS ON 2004 CONSOLIDATED RESULTS

After a phase of integration of its three founding groups, Arcelor has embarked on a new growth stage at a time when global trend is the increased consolidation of the steel industry and the shifting of consumption areas. In 2004, Arcelor stepped up its international deployment, all the while refocusing on its core businesses and seeking to achieve a control of costs. This change is reflected in the Group's results with a gross operating result of 4.3 billion euros and Group share of net income of 2.3 billion euros for revenues of 30.2 billion euros. Net financial debt dropped 2 billion euros, and the gearing ratio stood at 0.20 on 31 December 2004. The return on capital invested (ROCE) before taxes was 26.6%.

There was a significant change in corporate structure with the finalisation of the first leg of the Group's expansion in South America. In Brazil, Arcelor consolidated its position with CST, one of the world's leading producers of carbon steel slabs and one of the world's most competitive steel manufacturers. CST has been consolidated into Arcelor's accounts since 1 October 2004 (stake of 73.44%, 73.22% of Group share). In Argentina, Arcelor increased its stake in the Acindar Group (takeover of 66% in May 2004 and then 72.68% in October), a specialist in the production of long carbon products (steel wires, sheets and concrete reinforcing bars). Acindar has been consolidated into the Group's accounts since 1st May 2004.

For information, purposes pro forma accounts for 2004 (unaudited) have been drawn up, including the full year accounts of CST and Acindar to evaluate the impact of the South American acquisitions on the Group's accounts. If Acindar and CST had been consolidated over one year, Arcelor's 2004 revenues would have been 31,258 billion euros. Gross operating result would have been 4,879 billion euros, accounting for 15.6% of revenues, as compared with the published figure of 14.4%. Net result would have been 2,475 million euros or 7.9% as compared with the published figure of 7.7%. The return on capital invested (ROCE) would have been 28.6% as against 26.6%. The gearing ratio is unchanged. These elements show the relevance of the Group's investments in South America and their positive impact on the Group's accounts.

At the same time, Arcelor carried out the active management of its business portfolio by disposing of J&L in the United States and Thainox in Thailand in the Stainless Steel sector, IMS in France, JFK in the USA, and his Tubes activity in the Distribution, Transformation, Trading sector, ADA (Aciérie de l'Atlantique) in the Long Carbon Steel sector and other non-strategic businesses such as IEE, a company based in Luxembourg that specialized in the design and manufacture of sensors.

Accounting principles

The financial statements of the Arcelor Group for the year ended 31 December 2004 are prepared in accordance with the International Financial Reporting Standards (IFRS) applicable at that date. As stated in the notes to the consolidated financial statements, these standards were partially adapted by the International Accounting Standards Board (IASB) in December 2003 and March 2004 (five new standards issued and fifteen standards modified), in particular, to meet the 2005 deadline set by the European Union.

With the exception of the IFRS 3 standard on business combinations that came into force in 2004 and the application of the IAS 36 and IAS 38 standards which were revised accordingly, all these standards (both new and amended) will only be applied as from 1st January 2005. The Arcelor Group is however not expecting any significant impact on the application of these standards (new or amended) to its consolidated financial situation.

Nevertheless, some uncertainties remain in the current state of definition and implementation of the standards. One of the major uncertainties, not only for Arcelor, but also for many major industrial groups in Europe, concerns the accounting of CO_2 emission permits as proposed by the IASB Interpretation Committee. The application of this regulation has caused controversy within the European Union.

Arcelor deplores the inconsistent nature of the international accounting benchmark, which will bring about fluctuations in the comparability and legibility of its consolidated financial statements over time, and is actively participating, both nationally and internationally, in advisory groups to promote changes in the IFRS standards.

To ensure that financial statements are as transparent and as legible as possible, changes in the Group's accounting policies and the impacts of the various changes mentioned above will be detailed and explained in the notes to the annual consolidated financial statements, as well as in Arcelor's quarterly (and half-yearly, respectively) consolidated information, as applicable.

Revenues and results

FINANCIAL HIGHLIGHTS FOR THE GROUP

In millions of euros	2003	2004
Revenues	25,923	30,176
Change		+16.4 %
Gross operating result	2,228	4,341
Operating result	738	3,194
Net result (Group share)	257	2,314
Net earnings per share *(in euros)*	0.54	4.26*

** Including 106,629,054 new shares issued on 27 July 2004, excluding own shares*

The Group had consolidated revenues of 30,176 million euros in 2004 compared with 25,923 million euros in 2003, an increase of 16.4% (17.7% like-for like). The year was characterized by a sharp increase in average steel prices in the second half and in raw material prices as from April.

Group consolidated gross operating result nearly doubled at 4,341 million euros in 2004 versus 2,228 million in 2003. It included -245 million euros for non-current elements (118 million euros for restructuring in Spain). The excellent results are the result of the increase in the spot selling price of steel, particularly, during the second half of the year, as well as management gains (cost reduction programs and synergies).

Group consolidated operating result stood at 3,194 million euros in 2004 versus 738 for 2003, less 227 million euros of non-current elements.

After net financial charges of 367 million euros, a positive contribution from the associated companies of 413 million euros, a tax charge of 523 million euros, and taking into account 403 million euros in minority interests, consolidated net result (Group share) was 2,314 million euros compared with 257 million euros in 2003.

Gearing ratio

NET FINANCIAL DEBT / EQUITY RATIO

In millions of euros	31/12/2003	31/12/2004	Variation
Interest-bearing liabilities (long-term)	4,871	4,348	-523
Interest-bearing liabilities (short-term)	1,551	2,293	+742
Cash and cash equivalents	-1,890	-4,043	-2,153
Revaluation of financial instruments (short and long-term)	-68	-86	-18
NET FINANCIAL DEBT	**4,464**	**2,512**	**-1,952**
Shareholders equity (group share and minority interests)	7,463	12,317	+4,854
Residual badwill	676		-676
TOTAL	**8,139**	**12,317**	**+4,178**
GEARING RATIO	**54.8 %**	**20.4 %**	**-**

The Group reduced its net financial debt by 2 billion euros in 2004 (2,512 million euros as at 31 December 2004 compared with 4,464 million euros as at 31 December 2003). The 1,136 million euro capital increase of July 2004 was mainly used to finance the acquisition of the Brazilian assets (CST) while available cash brought down the net debt.

Cash generation increased each quarter, bolstered by the improvement in selling prices during the second half of the year and the strict control of working capital requirements. Capital expenditure stood at 1.4 billion euros and was maintained at a level corresponding to the depreciation in Europe.

The gearing ratio, including minority interests was 0.20 as of 31 December 2004 against 0.55 as of 31 December 2003.

Working capital requirements

BREAKDOWN OF WORKING CAPITAL REQUIREMENTS

In millions of euros	31/12/2003	31/12/2004	Variation
Inventories	5,497	6,801	1,304
Customers	3,253	3,757	+504
Suppliers	-4,348	-4,997	-649
OPERATIONAL WCR	**4,402**	**5,561**	**+1,159**
Other debtors and creditors	-979	-1,558	-579
WORKING CAPITAL REQUIREMENTS	**3,423**	**4,003**	**+580**

Return on capital employed (ROCE) before tax

EVOLUTION OF RETURN ON CAPITAL EMPLOYED

In millions of euros	2003	2004
Operating result	738	3,194
Share of results in companies, accounted for using the equity method (after taxes)	140	413
Tax adjustment on share of results in companies accounted for using the equity method	75	130
Dividends received	29	31
Charges related to securitisation programmes	- 6	
(TOTAL I)	**976**	**3,768**
Non-current assets	12,590	15,249
Negative goodwill on acquisition	676	
Deferred taxes (assets)	- 1,436	- 1,284
Revaluation of financial instruments (long-term)	- 68	- 86
Working capital requirements	3,423	4,003
Employee benefits and provisions *	- 3,729	- 3,708
TOTAL CAPITAL EMPLOYED (TOTAL II)	**11,456**	**14,174**
RETURN ON CAPITAL EMPLOYED (I/II) (ROCE)	**8.5 %**	**26.6 %**

** Deferred taxes not included*

Revenues by geographic trading region

BREAKDOWN OF REVENUES

Pays	2003	%	2004	%
EUROPEAN UNION (25)	**20 141**	**77,70**	**23 377**	**77,47**
OTHER EUROPEAN COUNTRIES	**588**	**2,27**	**882**	**2,92**
Canada	268	1,03	377	1,25
Mexico	160	0,62	160	0,53
United States	1699	6,55	1 771	5,87
TOTAL NORTH AMERICA	**2 127**	**8,21**	**2 308**	**7,65**
Argentina	16	0,06	336	1,11
Brazil	904	3,49	1 472	4,88
Other	273	1,05	338	1,12
TOTAL SOUTH AMERICA	**1 193**	**4,60**	**2 146**	**7,11**
China	582	2,25	239	0,79
Other	1293	4,99	1 224	4,06
TOTAL OTHER COUNTRIES	**1 874**	**7,23**	**1 463**	**4,85**
TOTAL GROUP	**25 923**	**100,00**	**30 176**	**100,00**

The breakdown of revenues by geographical area reflects, on one hand, the Group's policy of preferring its traditional clients in the partnerships created, and the consolidation of Acindar in Argentina and CST in Brazil on the other hand.

Workforce

The Group had 94,601 employees (full time equivalent) on 31/12/2004 as compared with 96,294 employees at the end of December 2003.

BREAKDOWN OF CONSOLIDATED WORKFORCE PER SECTOR

Employees (FTE end period)	31/12/2003	31/12/2004	Variation
Flat Carbon Steels	46,259	48,332	+2,073
Long Carbon Steels	17,913	20,306	+2,393
Stainless Steel	14,042	11,758	-2,284
Distr., Transf., Trading	14,957	11,245	-3,712
Other business	3,123	2,960	-163
TOTAL	**96,294**	**94,601**	**-1,693**

Removals from scope, either from the disposal of the companies or by the deconsolidation of non-significant companies, represent of leaving of 5,976 people. Additions to scope brought in 7,573 additional employees, 2,914 of which were from Acindar and 4,261 for CST.

At comparable group structure, the reduction in the Group's workforce concerned 3,290 people, (representing 3.4%).

BREAKDOWN OF CONSOLIDATED WORKFORCE AT THE END OF 2004 BY GEOGRAPHICAL AREA

Employees (FTE end period)	Number	%
France	28,456	30
Belgium	15,591	16
Spain	14,897	16
Germany	9,630	10
Luxembourg	5,959	6
Other UE25 countries	3,450	4
Other European countries	251	1
North America	1,404	1
South America	14,908	16
Far East	55	0
TOTAL	**94,601**	**100**

BUSINESS BY SECTOR

Flat Carbon Steel

Revenues and results

Flat Carbon Steel *In millions of euros*	2003	2004
Revenues	13,994	16,139
Change (on a comparable basis)		+12,6 %
Gross operating result	1,365	2,299
% of revenues	9.8 %	14.2 %
ROCE	17 %	25.2 %
Shipments *(in millions of tonnes)*	25.6	28.4

In 2004, the Flat Carbon Steel sector generated **revenues** of 16,139 million euros, representing 53,5% of Group turnover. On a comparable basis, it grew 12.6% as compared with 2003. This was the result of the sharp increase in sales prices on the second half year and an increase in volumes sold. The price effect was 8.8% and the volume effect 3.9% for all products. The integration of CST into the consolidated accounts as from 1st October 2004 represents a scope effect of 456 million euros with respect to revenues.

Gross operational result for the sector was 2,299 million euros, up 934 million as compared with 2003. CST's contribution was 192 million euros.

Operating result stood at 1,666 million euros in 2004 versus 774 for 2003. It included 178 million non-current elements.

Activity

Crude steel production was 31.9 million tonnes in 2004 (including CST for 1.2 million tonnes) as compared with 28.6 million tonnes in 2003. Shipments jumped from 6.1% to 28.4 million tonnes on a comparable basis. In Europe, 35% of shipments were for the automotive market, 52% for industrial plants (including construction and household appliances), 6% went to the packaging sector and 7% for processing users. In Brazil, the automotive market represented 23% of shipments while general industry accounted for 77%.

World demand for steel was indeed very sustained in 2004 in many markets in Asia, the Americas and in Western Europe, creating an imbalance between supply and demand. This situation, combined with a very significant increase in all production costs, mainly energy and raw materials, led to substancial hikes in steel prices on all markets worldwide.

In this context, Arcelor tried as best as it could to satisfy the demand of its European customers, while passing on the increase in production costs, by using all its production capacities and by giving preference to its partners.

The **Industry** sector particularly benefited from the favourable economic situation by increasing its shipments by 6% as against 2003 and by raising its sales prices significantly. It outperformed the growth of its main markets: construction, household appliances, service equipment and metalworking.

On the **construction** market, Arcelor took advantage of the buoyant growth in the Eastern European countries and positioned itself as the market leader, particularly in high value-added products like organic coated products and Aluzinc, thus doubling its sales as compared with 2003. In Western Europe, deliveries rose 15% and were accompanied by a very strong improvement in profitability. In 2004, Arcelor also launched many developments with partnerships for new constructive solutions destined for roofing, walls and residential housing in lightweight steel frames.

In 2004, Arcelor consolidated its position as the leading steel supplier on the household appliance market by guaranteeing the delivery of its products to its traditional clients. Arcelor developed new products that complied with the requirements of new European environmental standards and proposed solutions for organic coated steels, enameled steel and galvanized products.

Deliveries to the **automotive** sector rose by 1.7%. In 2004, this market posted a slight increase of 2% in car registrations in Western Europe. Exports kept business up in several countries, in particular Germany, and discounts and sales offers sometimes helped to boost the market. Despite the problems encountered in procuring raw materials, Arcelor met its long-term volume commitments with its automotive clients. In this connection, it consolidated its positions in Western Europe with automotive clients and developed its sales outside Europe.

Deliveries of flat carbon steels outside Europe surged, in particular on markets in Central and Eastern Europe, Turkey and Brazil. For the last two markets, Arcelor took advantage of the full production capacity, 18 months after the commissioning of the Group's new plants Vega do Sul in Brazil and Borcelik in Turkey.

The partnerships developed by Arcelor with other steel manufacturers enabled it to support carmakers in their development on emerging markets. Severgal, the galvanisation plant built in Russia with Severstal should become operational in the second half of 2005 while the partnership with Nippon Steel and the Chinese steel company Bao Steel is expected to post concrete results in June. Lastly, the technical partnership with Tata Steel, the Indian steel manufacturer, has enabled Arcelor to propose Extragal™ on the Indian market.

Arcelor continued to develop its product offering for the **automotive** industry in 2004 by continuing to develop high resistance and very high resistance steels. It was also boosted with the arrival of the sandwich plate Quiet Steel™ (in cooperation with Material Sciences Cooperation) and the development of the new manganese-based metal that will be launched in 2006.

With respect to the service offering, the co-development between Arcelor Auto and car and equipment manufacturers was extended to practically cover the entire automotive industry.

Today, a large number of vehicle projects on the drawing board are developed by using the expertise of Arcelor Auto and its sub-contractors (stamping companies or designers), with the aim of optimising the production of vehicles, especially in the upstream stages.

The year 2004 also provided Arcelor with the opportunity to improve its steel solutions thanks to the Arcelor Body Concept project (ABC), a veritable showcase of steel solutions that enabled it to help manufacturers in finding new solutions to the problem of weight reduction and safety.

Lastly, 2004 was marked by the setting up of a Europe-wide sales organisation for automotive clients, with dedicated teams located near the decision-making centres of major manufacturers.

The **Packaging** business increased its sales prices slightly, despite the unfavourable euro/dollar conversion situation in relation to the distribution of its revenues. The level of shipment rose by 1.7% thanks, in particular, to the increase in sales for the export market, which offset the decline in volumes sold to leading packaging manufacturers in Europe.

The **sales and industrial performance** of the sector as well as the appreciation of the euro against the dollar helped to offset the very higher increase in raw material prices, especially in the industrial sector.

Within the framework of the Apollo plan that set out the sector's industrial policy for the coming years, continuous improvement programmes adapted to the various sites enabled to significantly improve profits as compared to 2003 (33%). The actions implemented at the industrial level singularly contributed to improving performances. The reliability of steel plants enabled us to increase production by over 2 million tonnes. Likewise, the successful kick-off of carbon injections in the blast furnaces of Bremen and Ekostahl in Germany led to significant management gains.

On the **industrial level**, in November 2004, the welded blank plant near Shanghai for carmakers was commissioned. This unit was built in partnership with the Chinese steel manufacturer Bao Steel. In Brazil, a development plan for CST was launched in the spring. It consists of the building of a third blast furnace, the extension of the steelworks and a new coking plant should make it possible to raise production from 5 million tonnes of slabs to 7.5 million by the end of 2006.

Long Carbon Steel

Revenues and income

Long Carbon Steel *In millions of euros*	2003	2004
Revenues	4,381	6,221
Change (on a comparable basis)		+36.1%
Gross operating result	493	1,287
% of revenues	11.3%	20.7%
ROCE	15.2%	39.2%
Shipments *(in millions of tonnes)*	12.2	13.4

With 6,221 million euros for fiscal 2004, the Long Carbon Steel sector posted a 42% increase in revenues, that was the result of the sharp increase in the price of scrap and other raw materials. The consolidation of Acindar in Argentina on 1 May 2004 contributed to this change with revenues of 394 million euros. There was a 36.1% increase in revenues on a comparable basis.

Gross operating result shot up by more 160% as compared with 2003 at 1,287 million euros. The "scrap surcharge" system introduced at the end of 2003 offset the explosion of prices of this raw material. The stabilisation of the Brazilian real and the Argentinean peso also contributed to the improvement in results. Gross operating margin for the sector hit a record high at 20.7%. It was 11.3% in 2003.

Operating result stood at 1,078 million euros in 2004 versus 311 million euros for 2003. Acindar's contribution for the eight months was 161 million euros.

Activity

The production of crude steel was 12.6 million tonnes in 2004 compared with 11.5 million tonnes in 2003. This represented a 10% increase. Shipments increased by 9.8% in 2004, to 13.4 million tonnes compared to 12.2 million tonnes in 2002, and rose 2.5% on a comparable basis. The main clients in Europe were the construction sector, which accounted for 73% of shipped products, and the industrial sector, which had 20%. The market of drawn-wire products represented 3% of shipments. In Brazil, the construction market accounted for 37% of shipments, general industry 41%, and the drawn-wire market 19%.

In **the reinforcing bar sector**, a sales policy was developed to optimise the sales price to counter the sharp and rapid increases in the cost of scrap. In Northern Europe, price fluctuations resulted in a highly speculative purchasing behavior. After sales at good prices in the second and third quarter 2004, the demand and sales prices fell in the fourth quarter. In Southern Europe, the construction sector was exceptionally buoyant, particularly in the residential segment. Business was also brisk in the public building segment, especially in the first half. Sales actions were developed to make up for the successive hikes in the price of raw materials and the improvement of the margin on scrap.

In the **merchant steel sector**, after a period where prices jumped in the first half of 2004, things levelled off in the third quarter before the decline in demand in the fourth quarter. Demand for **wire rods** was very high at the beginning of the year, leading to a shortage. Arcelor undertook to guarantee supplies to its clients during this exceptional period.

The explosion of the construction market in China, associated with a sustained global growth had an impact on the Group's **beam** business. Shipments stood at 4.4 million tonnes, up 6% as compared with 2003. Despite the opportunities on export markets, Arcelor focused on its traditional clients in Europe. In Germany, the Benelux and France, apparent demand remained at its 2003 level, after a first half-year that was characterized by a very strong apparent demand fueled by speculation and fear of shortages. The year ended with destocking in a mediocre economic climate.

In the Iberian peninsula, apparent demand rose sharply in 2004 but was mitigated by a slowdown of sales at the end of the year, due to the level of stocks.

In the other countries of the European Union, excluding the new member states, Arcelor consolidated its positions in relation to 2003. In the Central and Eastern European countries, Arcelor continued its policy of penetration, all the while giving priority to the harmonization of prices in the EU-15 markets.

Deliveries slumped on the export market. The most buoyant markets for beams were the Middle East, Turkey and Mexico. Sales in North America, were noticeably down relative to 2003 as a result of the limited availability of products and the desire on the part of local producers to limit imports.

With respect to prices, Arcelor offset the repeated increases in raw material prices by introducing a "scrap surcharge" in November 2003, dynamically linked to scrap price movements in Europe. This price model, the limitation of imports due to the global market situation of long products, and the sustained speculative demand significantly improved margins in Europe. As from the second half, business was however hampered by the strong position of the euro in relation to the dollar (USD). This situation worsened at the end of the year as the euro continued to rise.

2004 was a year of contrasts for the **sheet piling** market. While the sales volume of hot rolled and cold rolled sheet piling rose, prices, under pressure, continued to flag during the first half despite the already low levels reached at the end of 2003. There was an upturn to satisfactory levels during the second half. The increase in sales was particularly marked on European markets, despite a difficult competitive environment. The acquisition of the English beam business of Corus Group plc contributed to this change.

With respect to worldwide export shipments, the volume of sales in North America was confirmed and the promotion campaigns conducted in Latin America in 2002 started to bear fruit and enabled Arcelor to offset the lost sales volume recorded in the Middle East and in South east Asia.

Price movements throughout the year followed the price of raw materials. After prices sagged at the beginning of the first half, mainly as a result of an unfavorable competitive environment, margins went back to satisfactory levels at the end of the second half.

Sales volumes for the market for **rails for gantry cranes and special steel sections** reached record highs thanks to the comprehensive range and the cutting-edge products offered. In terms of prices, the increase in the cost of half-finished products was offset to a large extent by the increase in sales prices. This enabled the business to record satisfactory margins during the second half.

In the area of **rails for public transport**, the year ended with a decline in sales volume on the Spanish market as well as the export markets.

In **wire drawing plants**, the sales strategy of the steel cord branch focuses on the continued reinforcement of the relationship with clients, the increase in market share outside Europe and the preserving of market share in Europe, all the while monitoring growth in emerging markets. Demand rose all year round especially for steel cord and saw wire and sales prices rose to offset the high raw material prices.

The strategy of the low carbon steel branch focused on growth in high added value products, in particular vineyard wire, welded screens and fibres for concrete reinforcement. 2004 was marked by efforts to offset the price rise of raw materials by increasing sales prices accordingly.

On the **industrial level,** the project to extend the crude steel capacity of the Belgo Mineira steelshop plant in Piracicaba in Brazil was completed according to schedule and the additional capacity of 0.5 million tonnes per year was fully operational as from the beginning of the second half of 2004.

In Europe, the first hot-rolled tests on the new medium beams mill in Belval, Luxembourg, were conducted in December 2004. The mill will start operating at full capacity as from the end of March 2005. Because production of the universal mill in Longwy, France has been transferred to the new mill in Belval, this mill will be closed in the first quarter 2005.

In its systematic approach to improve costs (search for "cost leadership"), Arcelor has adopted the LUX 2006 action plan, the objective of which is to revitalise the Long Carbon Steel sites in Luxembourg. This plan provides for the reorganisation of work, increased production and an ambitious investment programme that includes the upgrading of electric steelworks and the reconfiguration of rolling mills. Wiredrawing plants will also be adapted to the structural changes in the wiredrawing sector. The LUX 2006 plan is still being implemented and will continue until the end of 2006.

The review of the product portfolio of the Long Carbon Steels sector led to the divestiture of the Aciérie de l'Atlantique steelworks in Bayonne (France), which was sold to the Spanish group Añon. The high carbon steel wiredrawing plants at Emesa and Galycas in Spain were taken over by the Portuguese group Socitrel.

With respect to growth projects, the sector extended its British beam business with an acquisition from Corus Group plc. In South America, Belgo Mineira increased its interest in Acindar, in Argentina, in two stages, taking it to 66% in May 2004 and 72.68% in October 2004. Acindar has been consolidated in the Group's accounts since May 2004.

Furthermore, the chinese subsidiary of the South Korean joint venture Trefilarbed-Kiswire is building a second steel cord plant in Nantong, China.

Stainless Steel, Alloys and Special Plates

Revenues and income

Stainless Steel *In millions of euros*	2003	2004
Revenues	4,280	4,577
Change (on a comparable basis)		+14.5 %
Gross operating result	23	258
% of revenues	0,5 %	5,6 %
ROCE	-39.6 %	+12.8 %
Shipments *(in millions of tonnes)*	2.4	2.1

In 2004, the Stainless Steel sector continued the upturn that began in 2002 by focusing on its core business of "Europe and Brazil stainless steel flat products".

With 4,577 million euros as at 31 December 2003 against 4,280 million euros for fiscal 2003, **revenues** in the Stainless Steels, Alloys and Special Plates sector increased by 6.9% (14.5% on a comparable basis). Despite a 11% drop in the volume of shipments at 2.1 million tonnes (a 1.6% increase on a comparable basis), this change is due to a general increase in total sales prices, especially linked to the surge in raw material prices, but had no significant impact on basic prices. In Europe, the alloy surcharge thus doubled between the two periods (about € 400/tonne on the average for 2003 as against more than $ 800 /tonne in 2004). A scrap surcharge, which did not exist in 2003, was also introduced in the second quarter of 2004.

Gross operating result for fiscal 2004 jumped to 258 million euros against 23 million euros in 2003. The result improved as a result of a slightly positive price squeeze, a more advantageous mix and the significant management gains achieved. The cumulated impact of all this surpassed the effect of the various non-recurrent items following the restructuring in progress on the Sector. The cost reduction programmes implemented in all the operational units, the continued improvements or actual breaks all played a major role in making the Sector profitable once again.

Operating result amounted to 117 million euros in 2004 against an operating loss of 463 million euros in 2003.

The production of stainless steel was 2,453 million tonnes in 2004 compared with 2,650 million tonnes in 2003. This represented a 7.4% decrease, but a 1.4% increase at comparable group structure. Shipments increased 1.6% on a comparable basis.

Activity

The global economic situation was, on the whole, satisfactory in 2004, and was better than in 2003. And for all that, stainless steel markets did not enjoy the same favorable conditions as those of carbon steel markets because of the commissioning of many new plants in Europe and Asia that have created supply pressure on prices.

The deciding factor in market trends was the change in the price of raw materials:

- trends about nickel that were perceived at the end of 2003 have been confirmed: on one hand, its price rose sharply (at an average of less than in 2003, it jumped to an average of nearly $ 14,000 /tonne in 2004). On the other hand, the price was very volatile (with a minimum in 2004 of about $ 10,500 /tonne and a maximum of about $ 17,800/tonne);
- molybdenum prices increased significantly, increasing four-fold between the beginning and end of 2004;
- chromium prices also shot up (over 30% over the year);
- lastly, scrap prices more than doubled.

World consumption of **stainless steel flat products** grew by 7% in 2004. It was more particularly visible in Asia but was less in Europe (around 4.5%). This was however still largely higher than the trends of the past few years.

In Europe, apparent demand was correct on the whole, especially at the beginning of the year. Basic prices increased during the first half but dropped slightly at the end of the year. One of the reasons for this was the increased imports driven by the weak dollar.

In Brazil, the stainless steel market had a very good year with steady demand and high prices. Apparent consumption increased by more than 10% as compared with 2003.

Demand on Asian markets was evenly distributed during the third quarter after a readjustment phase and the destocking that took place at the beginning of the year. Asia, and in particular China, continued to be the main engines of global growth.

In the United States, the market picked up as compared with 2003. After a few tensions at the beginning of the year linked to the reduction in supply, prices increased sharply during the first semester and managed to maintain this high level until the end of the year.

UGINE & ALZ, the operational arm of the sector dedicated to flat stainless steels, reinforced its position on its strategic markets thanks to the highly technical nature of its products and its assistance to clients in implementing cutting edge solutions. The organization into market-based sectors played a major role in cementing the relationship created by UGINE & ALZ with its partner clients.

Demand for **stainless steel long products** generally rose for all areas (bars, drawn wires and wire rods). The increase in basic prices, especially at the beginning of the year and the passing on of raw material price increases, including scrap, helped to keep the business in a positive prize squeeze).

On the **specialty plate** segment, demand rose very sharply on the second half of the year resulting in significant price increases. Asian markets, especially Chinese and Indian, mainly caused this renewed global activity, directly or indirectly.

The continuation of the reconfiguration of stainless steel activities in Arcelor was reflected in the disposals carried out in 2004.

On 19 March, 2004, Arcelor sold its entire stake (96%) in Thainox to its founding chairman Kuhn Prayudh Mahagitsiri, a major player of the Thai industrial scene.

On 1 June 2004, J&L Specialty Steel, LLC sold most of its assets to a subsidiary that was in which Allegheny Technologies Incorporated had the majority stake.

In Australia, Arcelor sold its 50% stake in the service centre Pacific Stainless Steel Processors to its partner Atlas Steel, but maintained special links with this important distributor.

In December 2004, Ugitech disposed of TEVI, its Italian screw and bolt business to Electro Services and finalised the sale of Techalloy, its wire drawing business in the United States. The sale was signed on 9 February 2005.

On **the sales level,** the sector reinforced its infrastructures on fast-growing markets. A subsidiary of Matthey, Matthey Sro, was created in the Czech Republic to serve the automobile exhaust market. The first tube manufacturer to be established in this region, it began the cutting business at the end of 2004. The welding business is scheduled to begin in the first half of 2005. In April 2004, the new flat product service centre, Uginox Vietnam, was inaugurated in Hanoi and in June 2004 the second Arcelor Stainless Processing service centre in Detroit, USA became operational. In August 2004, IUP signed a joint venture agreement with the Jindal Group in India to create a precision rolling plant for stainless steel and alloys.

Lastly, the sector continued its **organisational and industrial overhaul**. The restructuring of the upstream phase of UGINE & ALZ advanced. The Ardoise steelworks (France) was discontinued at the end of June 2004 and the Genk steelworks (Belgium) continued to increase its capacity. The Carinox project, the installation of a new steelworks upstream of the hot strip mill in Charleroi work on which began on 2 April 2004, advanced according to schedule for commissioning planned for the end of 2005.

At the same time, UGINE & ALZ revamped its organisation through the UGINE & ALZ Way project, leading to the creation of three market-oriented poles (Specialties in Gueugnon France, Industry in Genk, Belgium, and Automotive in Isbergues, France) supplied by an upstream pole comprising the steelworks and the Carlam-Carinox hot-rolled mill.

In autumn 2004, UGINE & ALZ announced that it was bringing together its distribution activities in France on the Isbergues site. This involved the gradual transfer of the Gonesse service centre in the Paris region to Isbergues.

The entity Imphy Ugine Précision restructured its organization by separating the stainless steel and alloy business and specializing its French sites: Pont de Roide now focuses on stainless steel while Imphy and Firminy are dedicated to alloys.

Ugitech carried out its Renaissance plan aimed at simplifying its organisation and cutting down on its structures and overheads.

In Brazil, Acesita, the only manufacturer of flat stainless steels in South America, in which Arcelor has a 27.68% interest and which is consolidated under the equity method in the Group's consolidated accounts, continued its upturn. This was after the difficult financial situation experienced in 2003 as a result of a high level of indebtedness, and which was exacerbated by the effects of the devaluation that took place at the end of 2002.

Improved management methods, the smooth running of facilities, the excellent performance of the Brazilian market, which consolidated its growth as well as competitive costs that guaranteed high export margins enabled the company to return to a growth in profits. Acesita, which is today one of the most profitable companies of the stainless steel sector, is pursuing its drive to reduce its debt.

Distribution, Transformation, Trading

Revenues and results

Distribution-Transformation-Trading *In millions of euros*	2003	2004
Revenues	7,954	8,267
Change (on a comparable basis)		+12,5%
Gross operating result	284	513
% of revenues	3.6%	6.2%
ROCE	9.2%	24.2%
Volumes sold *(in millions of tonnes)*	15.99*	14.98

(1) excluding Tubes and PUM Processing

In 2004, **revenues** for the DTT sector increased from 7,954 million in 2003 to 8,267 million in 2004, representing 3.9% growth. Excluding currency effect (less 128 million euros, as a result of the depreciated dollar) and consolidation effect (less 836 million euros), the increase was 17.7%, representing a 6.9% drop in volume and a 26.5% increase in price.

A total volume of 14.9 million tonnes of products was shipped in 2004 compared to 15.9 million tonnes in 2003. On average, 30% of the total volume of annual shipments comes from non-Group supplies.

Changes in consolidation can be explained by the sector's strategic recentring on trading and metallic product finishing activities in EU-25 (Arcelor Négoce-Distribution, Arcelor Steel Service Centres), sections and construction panels (Arcelor Construction), metallic foundations (Arcelor Projects) and international trading activities (Arcelor International).

Significant disposals in 2004 included the sale of the US company J&F (flat carbon steel finishing), previously fully consolidated and IMS (distribution), previously consolidated as an associated company. Furthermore, the entities disposed of in 2003 fully impacted 2004 revenues (Arcelor Tubes, PUM Plastiques, Considar) The sector also sold its interest in Condesa.

The acquisition of Ravené Schäfer, a large metallic products trading and distribution company in Germany, had a material impact on year-end accounts.

For Arcelor DTT, the tense steel market in 2004 (China effect) resulted in a significant rise of its average sale prices and scarcity of products. DTT was able to meet its delivery commitments for most of its clients within excellent lead times thanks to support from Arcelor group's "upstream" activities.

Gross operating margin (gross operating result/revenues) jumped from 3.6% in 2003 to 6.2% in 2004 due to three factors: the DTT sector's capacity to rapidly pass on the sharp increases in material costs that it had suffered; management gains of over 40 million euros; and a stock valuation effect.

Activity

The most significant events in 2004 for **Arcelor Négoce-Distribution (AND)** remains the positive change in the average sale price level driven by the hefty increase in raw material costs, passed on to sale prices and the relative scarcity of a number of products on the market. On a comparable basis, AND revenues soared 27.6%, representing a 31.6% rise in prices and a 3% drop in volume.

AND bolstered its position in Germany with the acquisition of Ravené Schäfer, one of the largest players on the German market. This acquisition pushed AND to the rank of n° 3 trading player in Germany.

In the other European countries, there was no significant growth on the business market, except in Spain where AND's average activity volume increased by 12%, driven by demand for renovation steel products. Sales dipped slightly on the French market as a result of a deliberate commercial policy preferring profitability to volumes.AND continued its deployment in Central and Eastern Europe. Five new sales outlets were opened in 2004, raising the total number of AND business locations in that region to 29.

In a market characterised by the scarce supply of the raw materials required for steel production, **Arcelor Steel Service Centres (ASSC)** focused on meeting its delivery commitments to its European clients under the best service conditions, in partnership with Arcelor's Flat Carbon Steels sector. On a comparable basis, and excluding currency effect, the revenues of Arcelor SSC jumped 16.5%, representing a 19.2% rise for prices and a 2.2% drop in volume.

Thanks to the various development initiatives taken during the financial year, ASSC managed to maintain its positioning on its historic markets while expanding in Central and Eastern Europe. Volumes sold by Arcelor Stal Serwis Bytom (Poland) rose from 58 kt in 2003 to 85 kt in 2004. A new Steel Service Centre is scheduled for commissioning in Slovakia in 2005.

Other ASSC activities in 2004 included the continuation of several restructuring operations aimed at sharpening its competitive edge, particularly in Germany, France and the UK and disposal of J&F, which operates four service centres in the US). In addition to these operations, ASSC concentrated on other operations involving benchmarking and exchange of good industrial practices and extended them to the coordination of the safety approach.

ASSC also consolidated its customer service approach. For example, the acquisition of Dechefer in France helped ASSC to consolidate its presence on the market of organic coatings and offered it a foothold in stamping.

At year-end 2004, ASSC was able to meet the outsourcing requirements of part of the stamping activity of a major client in the field of electrical equipment and switchboxes. This same approach which led to the two-fold increase in the capacity of the Bytom site in Poland with the installation of a second slitting machine and three blank cutting presses, allowed ASSC to fully meet the outsourcing requirements for blank cuts for automotive sliders for a leading international client.

Arcelor Construction recorded a significant increase in its sale prices throughout 2004, while its volumes declined compared to 2003 in a context of sluggish investments, especially during the second half. On a comparable basis, and excluding currency effect, the revenues of Arcelor Construction rose by 10.6%, representing an 8.9% rise in average sale prices and 1.6% in volume.

The continued migration of orders from sections to panels (products with a higher value added) had a positive effect on revenues and margins. Business growth continued in Central Europe with the opening of a new production facility in Kiskun in Hungary (profiling line).

The upgrade of the picking line at Haironville in France was the most significant industrial event in 2004. It main contributions included improving revenues for that financial year. The restructuring carried out in Germany in 2003 also boosted revenues for the year. In France, a vast restructuring plan was launched and successfully completed in response to the downward trend of the industrial and commercial building market.

The sharp increase in prices in 2004 resulted in shrinking volumes for Arcelor International. The recorded dip in sales in Asia and on large export markets (Near and Middle East, North Africa) was only partly offset by a slightly stronger sales turnaround in the US, since Arcelor's "upstream" sectors gave priority to their European clientele and reserved their volumes for them.

On a comparable basis, and excluding the currency effect, the revenues of Arcelor International rose by 3.7%, representing a 20.6% rise in prices and a 14% drop in volume.

In 2004, Arcelor International continued to reorganise its sales network by chiefly focusing on the creation of "Arcelor common roofs" in different countries such as China, India and Mexico. In 2004, Arcelor International also finalised an agreement with one of the largest Japanese engineering firms in the context of the construction the new Shanghai World financial Centre, the second tallest building in the world. This project will enable Arcelor International to deliver HISTAR 345 quality sections for the first time in China. This flagship product developed by the Group's Long Carbon Steel sector will generate substantial savings in costs and weight.

Arcelor Projects recorded an increase in volumes sold in the foundation products core business as well as an increase in its average sale prices, in particular in the US. On a comparable basis, and excluding the currency effect, the revenues of Arcelor Projects rose by 13.8%, representing a 13.1% rise in prices and an 0.7% increase in volume.

The American unit Skyline started the construction of a new large tube production facility that will allow it to develop a comprehensive steel solutions offering for foundation projects in the NAFTA zone.

Lastly, Arcelor Projects China was created in 2004 to promote and sell steel solutions for foundations and take advantage of market opportunities in China.

Other activities

Paul Wurth

Operating in a sector driven by steady demand and the beneficial effects of the consolidation of the steel industry, Paul Wurth saw its business and rentability grow significantly in 2004 for the entire Group. Revenues earned in 2004 totaled 163 million euros, compared with 145 million euros the previous year. There was a 70% increase in new order volumes as against 2003.

With the strategic acquisition of Didier - M&P Energietechnik GmbH, a German engineering company, specialized in hot blast stove technology and refractory lining for blast surfaces in December 2004, Paul Wurth has completed its product range, thus reinforcing its position as a global leader on the blast furnace technology market. Paul Wurth continued to be driven by the strong Chinese demand in this sector. In 2004, contracts from China accounted for nearly a quarter of all new orders received by Paul Wurth SA. Brazil and Russia also represented key markets for the company.

In the sector of equipment for steelworks and continuous casting plants, Paul Wurth continued the successful marketing of its Vibromold® oscillating molds.

In research and development, Paul Wurth focused mainly continuing the research carried out for the Primus® project. It conducted laboratory and industrial-scale tests on the treatment of integrated plant sludge, and also worked the optimization of facilities that would enable the modification of the Primus® installation at Primorec SA in March 2005 to raise its capacity to 10 tonnes per hour of steel co-products treated.

The division in charge of management of major civil engineering projects reinforced its position in the region for private and government as well as industrial projects and won large contracts and orders in 2004.

Circuit Foil

After the excess capacity crisis of 2001, which affected the copper sheet sector, the industry went through hard times in 2002 and 2003. The market shifted from Europe, the United States and Japan to the South-East Asian countries and China. Today, Asia accounts for roughly 50% of Circuit Foil sales. Despite the 16% increase in production and the 20% increase in sales prices in 2004, volumes had dipped at the end of the year, which led to the decision to temporarily interrupt production at the Granby plant in Quebec. The increase in the cost of copper at 3000 USD/tonne and the weak dollar had a negative impact on Circuit Foil's results. Nevertheless, the cost reduction and productivity improvement program launched in 2004 improved performances by 15%.

Industeel

The Industeel group, a manufacturer of special steel plates (alloy and stainless steels), reported 2004 revenues of 666 million euros for 342 kilotonnes of shipped sheets. A policy of specialties, boosted by surge in demand, enabled it to return to positive operating results despite the explosion in the prices of some raw materials.

Industeel invested approximately 1.2% of its revenues in an active Research and Development policy. The Group employs 50 people in its Metallurgical Research Center in Le Creusot. In 2004, the Group marketed two new Superplast 400 shades for molds and Duplex Ur45N steel with improved weldability.

In 2005, Industeel will continue to specialize in profitable niche markets and is promoting the innovation process to maintain its technological edge while preparing its long-term plan, which includes the conclusion of partnerships.

Financial activity

Arcelor continued to implement its financial policy in 2004, by focusing its organization around Arcelor Finance SCA and Arcelor Treasury SNC, and by optimizing its financial burden and financial security via a very high liquidity level.

Arcelor Finance provides support to the tune of €4.9bn in short, medium and long-term financing; it intervenes on the financial markets with Arcelor's rating.

Arcelor Treasury covers everyday financial risks, including those involving foreign exchange rates, interest rates and raw materials, in line with the detailed principles (see Note 25 annexed to the accounts) approved by the Audit Committee. It also centralizes the cash management system.

In 2004, Arcelor carried out a number of large operations in the financial market, including:

- in March, it took up its purchase option in O.C.E.A.N.E. 2006, with the conversion of 80% of the equity issue by exchanging 22 million own shares;
- in July, it issued 533 million warrants which, after being taken up, increased its equity capital by €1.1bn;
- in October, Arcelor Finance launched a 10-year loan bond for €500m at 4 5.8%.

Arcelor also made an anticipated repayment of some high-interest loans in order to reduce its interest burden.

Finally, in December, Arcelor Finance launched a new bank syndication which was successfully concluded in February 2005 with 41 banks for €3bn, to replace the previous lines.

CAPITAL EXPENDITURE

PURCHASES OF TANGIBLE ASSETS BY INDUSTRY SECTOR

In millions of euros	2004	Share of sector
Flat Carbon Steel	722.8	53.4 %
Long Carbon Steel	376.3	27.8 %
Stainless Steel	145.4	10.7 %
Distr. Transf. Trading	76.7	5.7 %
Other activities	32.0	2.4 %
TOTAL	**1,353.2**	**100.0 %**

Capital expenditure on the **Flat Carbon Steel sector** stood at 722.8 million euros at the end of December 2004. They mainly concerned:

- the injection of carbon into the SWB blast furnace in Bremen, and the Ekostahl blast furnace in Eisenhüttenstadt, Germany;
- work related to the ACB pickling line and the expansion of the second thin slab casting line in Bilbao, Spain;
- the transformation of the Mardyck galvanizing line and the renovation of the gas holder of the coking plant and blast furnace at Dunkerque (France);
- the renovation of the four-stand rolling mill, of the mixed continuous annealing facility, the strip mill and of in the Sollac Lorraine steelworks (France);
- the increase in production capacity of the coking plant and dust removal capacity inside the chimneys of the Sollac Méditerranée industrial center (Fos, France);
- the Plasma vacuum coating line prototype and the buyback of the acquisition of the CARSID electric oven for 24 million euros from Cockerill Sambre (Belgium);
- the finalization of the building of the Vega do Sul plant (Brazil);
- the renovation of the tin lining plant at Arcelor Packaging Intl. España (Spain);
- expenditure relating to the improvement of quality, the development and adaptation of materials and environmental protection.

In August 2004, CST, Belgo-Mineira and Sun Coal & Coke Company signed an agreement to create a joint venture called SOL Coqueria Tubarão that would be used in the building of a new coking plant in the State of Espírito Santo in southeast Brazil. Expenditure for 2004 was 60.6 million euros. This new facility, which is scheduled for launching in July 2006, will have cost a total of 380 million US dollars and will have an annual capacity of 1.55 million tonnes of steel coke. The creation of this joint venture is part of the expansion strategy adopted by CST to raise its annual production of slabs from 5 million to 7.5 million in 2006. SOL Coqueria Tubarão is owned by CST (62%) Belgo Mineira (37%) and by Sun Coal & Coke Company (1%).

The companies of the **Long Carbon Steel sector** invested 376.3 million euros for the building of the new medium beams mill in Luxembourg, to modernize and extend existing facilities, in particular the one at Piracicaba in Brazil for bar production. Furthermore, expenditures to increase worker safety, the modernization of facilities and the protection of the environment completed the investments made by the sector.

The most substantial expenditure on the modernization and extension of existing installations concerned the continuous caster and the Zumarraga rolling mill, the Azpeitia rolling mill, the Olaberria rolling mill and the continuous caster at Madrid in Spain and Brazil as well as the modernizations of the Vitoria rolling mill.

Expenditure for the **Stainless Steel sector** totaled 145.4 million euros and mainly concerned:

- the continuation of expenditure for the new electric steelworks,

Carinox, which is installed upstream of the Carlam strip mill in Châtelet (Belgium) was 63.2 million euros;

- expenditure relating to the tension leveling line at UGINE & ALZ France;
- expenditure at Ugitech concerned the installation of a second dust remover in the steelworks and a new bell annealing facility (France).

Sundry expenses to improve safety at work and industrial safety completed expenditure on the sector.

The Distribution, Transformation, Trading sector made investments worth €76.7m, most of which went to:

- increasing the processing capacity at Arcelor Stal Serwis in Poland;
- the construction of an Arcelor Project factory for large foundation tubes in the United States;
- the new pickling line in Contrisson (France) for Arcelor Construction.

OWN SHARES

The Ordinary General shareholders' Meeting held on 30 April 2004, replacing a similar authorization dated 25 April2003, authorizes the Board of Directors, in accordance with the conditions established by the Luxembourg law regarding commercial companies ("the law"), to acquire the company's own shares or to have the shares acquired by other companies of the Group as provided for in Article 49a of the law. The authorization of 30 April 2004 is stipulated to be valid for 18 months (until 30 October 2005), unless renewed before said deadline, and allows the acquisition of Arcelor shares provided that the number of shares at no time exceeds the limit of 10% of the subscribed capital as provided for by Articles 49-2 and 49a of the law, at a price ranging between 5 euros and 25 euros per share. A resolution will be submitted to the Ordinary General Meeting to be held on 29 April 2005 to replace the authorization of 30 April 2004 with a new authorization that will be adapted to the new regulation of the financial market authorities (France) concerning share acquisitions.

Arcelor SA did not directly acquire or hold own shares in 2004, except for a temporary period.

As at 31 December 2004, the Arcelor group held 26,802,407 of its own shares, representing 4.19% of the total number of shares issued at a book value of 134,012,035 euros. Of these 26,802,407 shares, only 25,010,596 (i.e. those held by the direct subsidiaries Arbed and Usinor) should be included in the aforementioned limit of 10%. However, the voting rights were suspended on all 26,802,407 own shares.

During the 2004 financial year, the Group executed the following transactions in relation to its own shares.

Acquisitions

- Arbed purchased 1,269,018 shares on the spot market at equivalent values ranging between 13.13 euros and 14.77 euros. The average weighted price was 14.36 euros. These purchases were made to stabilize the market price of the company's shares.

Sales

- Arbed sold 4,109,694 shares on the spot market at equivalent values ranging between 13.29 euros and 15.03 euros. The average weighted price was 14.97 euros. These sales were made to stabilize the market price of the company's shares.
- Arbed sold 900,000 shares by exercising call options at equivalent values ranging between 14.60 euros and 15.90 euros. The average weighted price (including the premium) was 15.44 euros. Theses sales helped finance the acquisition by the Group of the Aceralia shares through a takeover bid launched on 22 January 2004.
- Arbed sold 316,047 shares to Arcelor to be transferred to Usinor shareholders who had exercised their exchange right, following delisting of Usinor shares on the Euronext Paris Premier Marché in 2002, at equivalent values ranging between 12.59 euros and 15.85 euros. The average weighted price was 14.26 euros per share.
- Arbed sold 337,707 shares to Arcelor to meet the requests for Arcelor share allocation received from holders of O.C.E.A.N.E. 2005 bonds at an equivalent value of 19.33 euros per share.
- Sidmar sold 22,488,690 shares to Arcelor to meet the requests for Arcelor share allocation received from holders of O.C.E.A.N.E. 2006 bonds at an equivalent value of 13.81 euros per share.
- Arbed sold 1,887 shares to Arcelor to meet the requests for share allocation received from holders of O.C.E.A.N.E. 2006 bonds at an equivalent value of 13.81 euros per share.
- Out of the total of 1,020,000 shares transferred by Arbed to Usinor, 957,375 shares were settled by Usinor for its stock option plans at an equivalent value ranging from 13.92 to 15.24 euros. The average weighted equivalent value was 13.93 euros per share.

Own shares	31/12/2003	31/12/2004	Movements
Arbed SA	30,260,403	24,844,086	- 5 416 317
Usinor SA	103,885	166,510	+ 62 625
Sidmar NV	24,280,501	1,791,811	- 22 488 690
TOTAL	**54,644,789**	**26,802,407**	**- 27 842 382**

Consequently, the Group acquired 1,269,018 own shares in 2004, representing a total book value of 6,345,090 euros or 0.20% of its subscribed capital as of 31 December 2004. It also sold 29,111,400 of its own shares during the financial year, representing a total book value of 145,557,000 euros or 4.55% of its subscribed capital as of 31 December 2004. In all therefore, it sold 27,842,382 own shares, representing a book value of 139,211,910 euros or 4.35% of its subscribed capital as of 31 December 2004.

OUTLOOK

The main economic agencies expect global economic performance to remain generally buoyant in 2005, despite a slight decline compared to 2004 which yielded brilliant results in terms of world economic growth. The recovery is expected to remain steady throughout the year. At 3.3%, global GDP should exceed its long-term growth rate of 3.1%. In the short-term, the evolution of the world economy could mostly depend on the performance of the American and Chinese economies, the twin growth engines since the 1997-1998 Asian crisis. Industrial production in 2005 is expected to grow by some 4% compared to 5% in 2004.

GDP in the United States, for the entire 2005, is expected to rise by approximately 3.5%. Experts are also counting on continued significant growth in industrial production, by 4% after 4.5% in 2004. Indeed, in the light of higher oil prices, the gradual increase of interest rates and the end of tax breaks, the growth of the US economy is expected to inevitably slow down.

Growth should remain extremely vibrant in Central and South America. GDP is expected to rise by 4.1% in 2005 and industrial production, even more dynamic, should record a growth rate of 4.7% after jumping 6.2% and 9.7% in 2004.

In the emerging European countries (CIS, ten new EU members, other East European countries), the buoyant economy is expected to last. GDP for all these countries should grow by approximately 5.7%, slightly less than the previous year's figure of 6.7%.

The Japanese economy is expected to grow at a slower pace of 1.5% in 2005, due to the expected flagging of export growth and stagnating discretionary income for households which will curb any turnaround in consumer spending.

In China, a more restrictive economic policy, combined with higher oil prices, should slow down growth in 2005 by 7.5%-8.0%. Economic activity should nevertheless remain buoyant thanks in particular to investments in the electricity production sector, the booming property sector and the growth of private consumption due to a strong rise in the income of rural populations.

For all other Asian countries, experts expect GDP and industrial production to grow by 5% in 2005.

In Western Europe, after 2.1% growth in 2004, GDP is expected to be driven up 1.9% by exports. Industrial production, up by 1.6% in 2004, is expected to rise by 2.3% this year. In the euro zone, GDP is expected to creep up by merely 1.7% in 2005 and industrial production should do slightly better with 2.3%.

Production in the steel-consuming industries is expected to remain slightly high throughout this year. In EU15, SWIP (steel weighted industrial production index) should rise by roughly 2% for the full year 2005, representing a slightly lesser growth than in 2003 (+3%).

Based on these assumptions, the apparent global consumption of steel, outside China, should increase this year by roughly 3.0%. In China, apparent consumption should rise by 7%. Although China will remain a net importer of flat carbon products, it is expected to move closer to equilibrium.

In EU15, apparent consumption is expected to follow close on the heels of 2004, after a slightly negative contribution from the stock cycle.

In the US, apparent consumption is expected to shrink in 2005 by roughly 5% as a result of excessive supply in 2004.

The steel industry should benefit from this positive situation, mainly thanks to continued consumption in China. The situation is confirmed by tensions observed concerning raw material availability and prices, together with shipment costs. Sale prices are expected to remain high.

After an exceptional 2004, 2005 should be a year of more moderate growth for the steel industry and a very good year for Arcelor.

After devoting two and half years to implementing the merger, Arcelor launched a vast transformation programmed in July last year. The consolidation of the assets of CST (Brazil) in October is the first step in the process to radically improve the Group's profitability levels. International expansion is a priority, through both organic development and relutive mergers and acquisitions in high-growth regions or on specific markets. Arcelor intends to continue its active portfolio management which will include expected disposals of non-core or non-profitable business operations. The Group will continue its restructuring, starting with the decommissioning of a continental blast furnace in Europe, scheduled for this summer.

EVENTS AFTER YEAR-END

- On December 28, 2004, Acelor issued a public repurchase offer for the Usinor minority shares. Following this operation, on January 11, 2005, the Group owned 100% of Usinor's shares.
- Of the 24,723,689 Arcelor O.C.E.A.N.E. 2005 bonds in circulation on 31 December 2004, requests were made to convert or exchange 328,512. This was honored by the delivery of 337,707 existing Arcelor shares, and the balance of 24,395,177 shares was reimbursed on 3 January 2005.
- On 9 February 2005, Arcelor signed an agreement with Central Wire to sell shares of Techalloy Company, Inc. Techalloy Company, Inc., owned by Arcelor through its subsidiary Ugitech SA, is an American company specialized in the production of stainless steel and nickel alloy wires as well as in welding electrodes. The sale of Techalloy Company, Inc. falls within the framework of the refocusing of the Stainless Steel sector on its Flat Stainless Steel activities in Europe and Brazil.

ADDITIONAL INFORMATION ABOUT ARCELOR SA

In 2004 Arcelor SA, the parent company of the Arcelor group, continued to manage its portfolio of holdings. Fiscal year 2004 was mainly marked by the capital increase of 1.17 billion euros through the issue of stock warrants in July. Of the 533,145,273 stock warrants that were allotted free of charge by the company, 498,251,550 warrants, representing approximately 93.5% of the total warrants, were exercised. This led to the allotment of 99,650,310 new shares on 27 July 2004. Arcelor invested 6,978,744 new shares that were also issued on 27 July 2004, corresponding to the 34,893,723 unexercised warrants (taking into account the fact that three warrants could not be exercised because of the round lots that had been defined), with institutional investors outside the United States.

To strengthen the Group balance sheet and reduce the cost of debt, Arcelor had decided on the accelerated redemption of the O O.C.E.A.N.E. Arcelor 2006 bonds since the conditions for redemption had been fulfilled. It issued Arcelor 2006 O.C.E.A.N.E. bonds at EUR 12.81 with a maturity date of 1 January 2006 and with an annual interest rate of 3% that were convertible or exchangeable at the rate of one bond for one share. In the absence of accelerated conversion or amortisation, these bonds had to be redeemed at maturity at 110.905%, or for a par value of EUR 14.20. O.C.E.A.N.E. holders had the option, up till 11 March 2004, inclusive, to exercise their rights to receive shares allotted in this case by making available Group treasury shares, with retroactive effect from 1 January 2004. At the end of this offer, 22,490,577 O.C.E.A.N.E. Arcelor 2006 bonds, i.e. 81.05% of the original issue, had been exchanged for shares and 5,256,793 O.C.E.A.N.E. Arcelor 2006 bonds were redeemed on 22 March at a par value of 13.80607 euros per share.

Arcelor ended fiscal year 2004 with earnings of 707 million euros, primarily from revenues from its holdings.

The general meeting of shareholders will be asked to approve the distribution of a gross dividend of 0.65 euros per share for 2004, compared with 0.40 euro per share for the previous year.

Risk management report

GENERAL LEGAL RISKS RELATED TO ARCELOR GROUP ACTIVITIES

The Group is not exposed to any major legal risk as a result of its steelmaking activities. The Group's production plants are operated in full compliance with all relevant regulations.

The conditions under which the Arcelor group markets and delivers its products are subject to commercial negotiation. These conditions of delivery may specify that courts sitting in the purchaser's country will be competent to rule in the event of dispute. Furthermore, legislative or regulatory instability in some of the countries where the Arcelor group established (e.g. through joint ventures) may pose a general legal risk of exposure through the conduct of its activities. However, the Group has a number of decentralized legal centers in its main non-European locations. Where it is not financially feasible to maintain its own legal resources, the Group engages the services of internationally recognized and reputable lawyers.

In some instances, the Arcelor group may, have no alternative but to insist on its rights and safeguard its interests in the context of its business activities, especially where technical or commercial disputes are concerned (for more information on this point, please refer to the "Litigation", "Sales Barriers" and "Anti-dumping and anti-subsidy practices" chapters).

The normal legal risks arising from Group business activities and operations are monitored by the Group's Legal Affairs Department, which is itself subject to internal control procedures implemented by the internal audit teams (please refer to the Chairman of the Board of Directors Report on Corporate Governance and internal control procedures).

It should be noted that any legal risks identified become the subject of financial provisions accounted for within Arcelor group subsidiaries in accordance with the appropriate accounting standards.

The Arcelor group no longer has any ore extraction or coal mining activities in Europe.

INDUSTRIAL RISKS

The various stages of steel production

Liquid steel is produced from ore (hot metal route accounting for 70% of Arcelor's productions) or from scrap (electric arc furnace route representing 30% of Group output). The liquid steel is then solidified by casting in a continuous flow machine. The result is semi-finished products in the form of rectangular section bars (slabs) or square section bars (blooms or billets), which are the feedstock for the final production form. This feedstock is converted into finished products by rolling, with some products undergoing additional heat treatment. Over half the hot-rolled sheet produced is later cold-rolled, and may be coated with anti-corrosion protection.

Type of risk

Accidental fire and explosion are the major operational risks in the various types of steel producing plants, which include coking plants, sintering plants, blast furnaces and electric furnaces.

The main causes of these risks include the production of gas (in coking plants and blast furnaces), the high combustibility of the coals used and contact between cooling water and molten metal.

The electrical equipment and reheating furnaces used in hot and cold rolling mills and coating plants represent the main fire flash points. The lubricants and hydraulic fluids used are highly flammable.

Steel production requires the use of scrap, whether for converting hot metal into steel in a converter or directly in an electric furnace. Arcelor applies stringent internal controls to protect itself against the risk of filling, its furnaces with radioactive scrap iron.

Risk evaluation in terms of impact and probability

Industrial safety is a strategic issue for Arcelor. Each site applies the Group safety policy, with adaptations to comply with local legislation. This policy contains all the organizational and material provisions required to prevent industrial accidents or incidents wherever possible and to limit their consequences for people, facilities and property.

The general objectives and management responsibilities are set down in writing, and practical action plans are drawn up to address the differences between practice and those fixed objectives.

Industrial risks are analyzed at the design stage and preventive measures are put in place in accordance with the Arcelor "Loss Prevention Guide". Sites are subject to internal and external audits at a pre-defined frequency which is established to reflect the degree of individual risk. These audits are followed up with a risk evaluation report, setting out preventive actions involving the workforce and plant equipment. Those sites subject to Seveso II regulations have been subject to special audits conducted by internal experts, in accordance with the Arcelor DCO-18001 reference procedure. These audits will be extended to other Group sites during 2005.

Procedures implemented to monitor and measure these risks

Ever since the company was first created, Arcelor has operated an industrial safety committee as part of its Health & Safety Department. The members of this committee are all industrial and engineering safety representatives. Its mission is to define and propose safety initiatives to the Management Board. The committee was responsible for implementing the Arcelor "Loss Prevention Guide" which measures industrial safety levels and ensures that those levels are consistent across all Group sites. It has also set up a network of industrial safety specialists, responsible for day-to-day management, plant compliance and ensuring that regulations are adhered to.

Every year, a priority investment plan is put in place to implement practical recommendations. This plan is then supervised by the Arcelor Health & Safety Department's industrial safety committee.

ENVIRONNEMENTAL RISKS

Environmental risk management identifies those known and estimated impacts covered by balance sheet provisions and any future internal or external events (with varying degrees of certainty) liable to prevent Arcelor from attaining its environmental targets and which could, from an accounting point of view, take the form of an off balance sheet commitment (corresponding to an estimated future expense which is possible, but not certain) or, alternatively, in an investment.

Internal events occur mainly as a result of failures in the production process or the processes involved in treating industrial waste and residues. These failures could jeopardize Arcelor's ability to reach its target, namely complying with current legislation in all cases and a ensuring a continual reduction in the volumes of waste and non-recyclable materials produced.

Arcelor has developed four types of control to address these risks:

- **directive:** the obligation on every production site to obtain ISO 14001 certification and the implementation of a corporate environmental policy;
- **preventive:** by systematically involving the Environment Department in major investment projects (in order to build installations that respect the environment) and involving environmental managers in the due diligence procedures that precede all acquisitions;
- **detective:** audits to ensure compliance with environmental legislation and the Group's environmental policy are conducted regularly by the Environment Department. Waste monitoring indicators were introduced for all Group subsidiaries in 2004;
- **corrective:** with the implementation of a Group level organization to stimulate synergies and intensify pooling of environmental Best Practice.

External events relate mainly to the growing pressure imposed by environmental laws and regulations. This legislative pressure comes principally from four directions:

- the European directive on the **trading of CO_2 emission permits,** which comes into effect in 2005;
- processing of the **waste generated by sintering plants** arising principally from implementation of the European IPPC (Integrated Pollution Prevention and Control) and NEC (National Emission Ceilings) directives;
- increased restrictions and taxation on the storage and elimination of industrial residues;
- soil clean-up operations on defunct sites, which presents a major challenge to the Group, since the cost involved can only partially be offset by reallocating land for new activities.

The constant changes to the legislative framework cause the target for regulatory compliance to shift constantly. This plays a direct role in increasing the future operating costs of steelmaking plants, especially those in Europe.

MARKET RISKS (LIQUIDITY, INTEREST RATE RISK, EXCHANGE RATE RISK AND RISK ON SECURITIES HELD)*

Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials and energy. The Group manages the counter-party risk associated with these instruments by centralising its commitments and by applying procedures which specify, for each type of transaction, risk limits and/or the characteristics of the counter-party. The Group does not generally grant to or require from its counter-parties guarantees over the risks incurred.

Risks associated with exchange rates, interest rates and the price of base metals and energy of all Group companies are subject to centralised management at parent company level. The main exceptions to this rule are the North and South American group companies. These companies manage their market risks in consultation with the parent company.

Interest rate risk

The Group uses several types of instruments for the management of interest rate risk in order to optimise its financial expenses, to hedge exchange risk related to loans in foreign currencies and to manage the split between fixed and variable rate loans.

Interest rate exchange contracts ('swaps') allow the Group to borrow long-term at variable rates, and to swap the rate of this debt either from the start or during the period of the loan. The Group and its counter party exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap.

Similarly, swaps may be used for the exchange of one foreign currency against another, within the framework of exchange risk management, or for the exchange of variable rates against other variable rates.

FRAs ('forward rate agreements') and futures contracts on interest rates are primarily used by the Group to hedge the rates paid on loans and variable rate financial instruments or, in particular cases, on existing or future loans. Similarly, futures contracts are used by the Group to hedge the difference in the rates between two currencies in particular cases and within the framework of exchange risk management. These contracts are either commitments to buy (or sell) a financial instrument at a future date and at an agreed price, or to receive (or pay) at a future date the difference between two given rates. Certain instruments can be settled in cash, others can be settled through delivery of the underlying asset or in cash. The Group will generally only commit itself to highly liquid term contracts, such as EURIBOR or Eurodollar futures.

Where applicable, initial and daily margin calls on term contracts are paid or collected in cash. Futures contracts carry a low credit risk since exchanges are made through a clearing house. FRAs are generally only entered into with major banking institutions.

In addition, the Group may buy (or sell) options on interest rates, caps (ceiling rates) or collars within the framework of its hedging strategy on loans and variable rate financial instruments. Rate options give the right to the buyer, upon payment of a premium, and at a given date or during a given period, to buy (or sell) from the seller of the option a financial instrument at an agreed price and/or to receive (or pay) the difference between two given rates or prices.

Interest rate derivatives used by the Group to cover variations in the value of fixed rate loans are qualified as fair value hedges according to IAS 39. These derivatives are re-valued at the balance sheet date and have an impact on the net profit or loss. This impact is neutralised by a similar revaluation of the hedged part of the associated loans.

Other interest rate derivatives owned by the Group on 31 December 2004 are not qualified as hedging instruments according to IAS 39. As at 31 December 2003, a gross variation of 2.5 million of euros and a net loss of 18 million of euros were recorded.

Exchange rate risk

The Group uses forward purchases and sales of foreign currency and other derivatives to hedge foreign currency transactions of the majority of its subsidiaries. The common practice of the Group is to invoice clients in their own currency.

The Group also uses these instruments at consolidation level to hedge debt recorded in foreign currency or the balance sheet risk incurred on certain assets.

The general policy of the Group is to hedge exchange risk on transactions completely. However, as an exception to this general policy, for certain currencies and for risks and amounts that are clearly identified and authorised by management, the Group may either hedge in anticipation or not hedge transactional risks.

(*) Detailed explanation - Note 25 - Derivative financial instruments

Not all derivatives used by the Group to hedge its exchange risk qualify as hedging instruments according to IAS 39 to the extent that they are managed in an overall manner.

As at 31 December 2004, the reporting of these derivatives at market value in the balance sheet led to a loss of 185 million of euros (2003: 8.5 million of euros)

Raw material risk

The Group uses financial instruments (forward purchases, options and swaps on commodities) in order to reduce the volatility risk of certain raw materials and energy. The Group is exposed to risks on raw materials and energy both via the purchase of its own raw materials and via sales contracts.

The Group manages its risk on raw materials in an overall fashion. Derivatives on raw materials used by the Group qualify as effective hedging instruments according to IAS 39. As at December 2004, a hedging reserve of 48 million is integrated into the Shareholder's equity of the Group (2003:-).

As at 31 December 2004 the reporting of other derivatives hedging raw materials and energy at market value in the balance sheet led to a profit of 0.8 million of euros (2003: 49.6 million of euros)

Trading risk

If there are open positions and limited levels of profit or loss as well as defined maturity dates, the Group carries out trading operations on the basis of the risks associated with interest rates, exchange rates, raw material and energy prices. Open positions on these transactions are not significant with regard to the volume of hedging operations dealt or the general rate risk. In this respect, the types of instruments and the currencies which may be used, as well as the maximum risk exposure are determined at management level. Such risks are monitored on a daily basis.

In 2004 and 2003, the net profit or loss on trading operations was not significant to the Group's results.

RAW MATERIAL SUPPLIES – THE RISK OF DEPENDENCY

Raw Materials

The Arcelor group is a major purchaser of raw materials, particularly iron ore and coal. The 42.3 million tonnes of iron ore purchased in 2004 were sourced from Brazil, Australia, Mauritania, Sweden and Canada. The Group purchased 18 million tonnes of coal during 2004, most of which came from Australia, the USA, Canada and Russia.

At equivalent perimeter of activity, Arcelor sourced 320,000 tonnes of zinc, 360,000 tonnes of chromium, 71,000 tonnes of nickel and 610,000 tonnes of stainless (nickel) scrap during the year.

Energy

Despite generating one-third of its own requirements, Arcelor is one of the largest energy consumers in many European countries. In order to reduce Group exposure to the electricity market, Arcelor is developing its generating capacity through projects in Spain (the new power generation plant at Avilès was officially opened in July 2004), France (Dunkerque in 2005 and Fos in 2008), and Belgium (Gent). The process of renegotiating all the natural gas contracts for Europe was completed in 2004, thus reducing the risk posed by the inevitable volatility of this market, although exposure to the Brent field remains a significant risk factor.

Group purchasing performance

Control over the Group purchasing process has now been formalized with ISO 9001/V2000 certification and TS 16949 accreditation. The growth of e-purchasing further enhances the effectiveness of those initiatives already implemented. In organizational terms, a dedicated team is now in place to support growth in low-cost countries.

The 2005 growth plan is designed to deliver continuity of these results by focusing new initiatives on market anticipation, risk management, the safety of sub-contractors working on the sites, purchasing and cross-disciplinary cooperation between everyone involved in the process.

INSURANCE AND RISK COVERAGE

Arcelor's policy is to contract worldwide Group insurance to cover catastrophic risks; these policies are contracted only with those insurers with the highest liquidity rating. Local insurance policies cover local legal requirements. The amounts insured reflect the financial risks incurred by the catastrophe scenarios and the products offered in the insurance market.

For all insurable risks, the Group prefers self-insurance to cover probability risks, where this is affordable for each business unit. This takes the form of a level of excess tailored to suit the financial resources of individual units in order to raise awareness of risk prevention.

The captive reinsurance company covers medium-level risks as a way of optimizing and smoothing the cost of insurance at Group level. Its risk exposure is protected by the reinsurance market.

In 2004 in the context of industrial safety, Arcelor allocated € 30 M over and above the normal business unit risk prevention budget in order to protect its industrial units. Arcelor's commitment to improving the level of protection for its industrial units has produced two positive results: a very significant reduction in the amount of claims during the year and a continuing fall of insurance market premiums.

The Group also worked to reduce risk through internal training, designed to raise awareness of these issues among employees at all levels and train them in the appropriate techniques.

In terms of preventing damage and the subsequent loss of production, the Group hires external consultants to conduct engineering audits on fire safety systems and machinery breakdown risks in every facility where the insured asset value exceeds € 50 M. 95% of such installations have been audited to date. The recommendations made as a result of these audits form the basis of decisions to allocate additional budgets to fund preventive measures. Such reports examine the major loss scenarios and predict the possible effects on personnel, the environment and the facilities. It strengthens those resources designed to limit the probability of catastrophic damage and its consequences. It formalizes existing intra-group recovery resources to limit consequential loss of production. It transfers the share of residual catastrophic risk above € 20 M per claim to the insurance market; the amounts insured reflect the business sector and the products available in the insurance market.

The maximum financial risk in terms of general and products liability cannot be estimated empirically, so the amounts insured reflect the products available on the market and the amounts insured by other industrial groups of comparable size and industry. In meeting specific local needs, the Group contracts local Group policies for each country. In order to harmonize general and products liability cover at the Group level – especially in terms of delivered products – it also has a worldwide Group policy to complement the local policies referred to above.

When customers task the Group to arrange product transportation the ships used must comply with the following criteria:

- be classified by a classification company belonging to the International Association of Classification Societies – IACS;
- be covered by a P&I Club having the highest liquidity rating;
- hold an International Safety Management (ISM) certificate and an International Ship & Port facility Security (ISPS) certificate, both of which are valid for the full period of the voyage;
- be less than 21 years old, whenever possible.

If Arcelor charters ships, it must be notified:

- of the results of the latest inspections made by port authorities;
- of the existence of any major event affecting the ship in the previous 12 months.

The full insured amount corresponds to the maximum potential risk per event.

3

SOLLAC LORRAINE – FRANCE – 12 A.M.

MYSTICAL ALCHEMY, FASCINATING IMAGES OF PRECISE, DELICATE MOVEMENTS, KNOWN TO THOSE WHO, THROUGHOUT THE


LUXEMBOURG – LUXEMBOURG – 12 A.M.

WORLD, PERPETUATE THEIR INDIVIDUAL EXPERTISE AND BREATHE LIFE INTO MATTER.

PRESENTATION OF THE GROUP

Strategy

The early and recent history of the steel industry in Europe was marked by a heavy concentration of customers on certain markets (automotive, packaging, domestic appliances), an excess production capacity, and the presence of a large number of producers, resulting in a structural trend towards lower prices. Despite the reorganization of the steel industry in Europe, the recent mergers (creation of the groups TKS, Corus and Arcelor), and the restructuring and cost-reduction exercises implemented recently, a significant proportion of the savings made have been absorbed the last few years by the steady fall of sales prices.

Against this backdrop, 2004 represented an important change, not only in terms of the cyclic nature of the activity, but also from a structural standpoint, which suggest a long-term change in the trends. The merger of the steelmakers Mittal and ISG and the strengthening of Arcelor's positions in Brazil confirm the soundness of the concentration strategies that will be pursued. China has become a key player in the sector: over the course of 2003 and 2004, China increased its steel production by 40 and 50 million tonnes, respectively, i.e., the equivalent of two years of production for the Arcelor group, and almost half the European production. This production increase of more than 20% in two consecutive years makes China the foremost steel-producing nation, with over one-quarter of world production. From the end of 2003, this situation generated a very strong demand for raw materials, ore, coke and maritime freight on the world markets. Thus, unlike the high offer relative to demand that had been seen the past few years, 2004 was marked by an increase in demand, and consequently in prices, both for raw materials and steel products. Nevertheless, the highest price for steel after indexing for inflation only reached the level of 1991 – still well below that of 1989.

Given this favorable situation, the Arcelor group continued to pursue its global player strategy. The significant presence of Arcelor on the automotive market, in which it is by far the top global supplier (a long-term strategic presence that assumes joint developments with customers), led to a larger share of annual or multi-annual contracts which, in a year of sharp increases in spot prices, limited immediate gains. Arcelor's sustainable goal is to benefit from scale effects and propose a global offering while simultaneously reducing costs and financial risks, in order to improve performance and profitability, creating value for its shareholders, customers and employees.

The Group's goal was to achieve an average pre-tax return on capital employed of 15% over the cycle, and it aimed to significantly reduce its gearing ratio relative to the situation end 2003. This was effectively achieved at the end of 2004, despite a major acquisition financed through an increase in capital. The debt level objective is a 30% to 50% gearing ratio.

To put its strategy to work, the Arcelor group intends to carry out the following for each of its business sectors, i.e., the flat and long carbon steels, the stainless steels and the distribution:

- Optimize the European industrial model to improve productivity and competitiveness, and achieve greater flexibility, to better serve customers by making use of potential areas of synergy. Over 2004, the technical and logistics preparation for transferring production from Liège (Belgium) to the coastal sites was completed, with a view to closing a first blast furnace in 2005. For Stainless Steel, the construction of the new Carinox steel plant in Charleroi (Belgium) has begun. This steel plant is a major strategic structural investment for Stainless Steel, allowing closure of the Ardoise and Isbergues (France) steel plants.
- Manage the business portfolio by pulling out of non-strategic activities, as was already done for small welded tubes and stainless steel activities in the USA and Thailand.
- Propose the same product/service offering throughout the world in response to the request of global customers, through better access to the market (extensive distribution networks, e-business platforms, alliances and partnerships). A good example of this is the construction of a cold rolling and galvanization plant for automotive products currently underway in Shanghai (China) as a joint venture between the steel manufacturers Bao Steel (China), Nippon Steel (Japan) and Arcelor (Europe).
- Propose a wide range of products and enrich the portfolio, thanks to synergies between products and markets in different sectors, and through a well-focused innovative force; within this program, the transformation of the Research activity has been implemented.
- Attract the best talent, and manage and develop human resources.
- Be an effective player in the evolution of world steel manufacturing, to accompany customers through their developments and ensure Group growth through targeted acquisitions that create value and contribute to reinforcing Arcelor's geographic presence. The consolidation of CST's Brazilian activities, a global reference for the production of flat products, and the



Argentinean company Acindar, also a reference for long products, not only was the major strategic action of 2004, but also a real step towards globalization. In three years, Arcelor's South American activities have gone from 4% to 13% of Arcelor's turnover, and the 15,000 employees in South America have become fully integrated into the Group.

These actions have generated – or will eventually generate – the following outcomes:

- An increase in operational performance through the deployment of ongoing improvement processes, and the exchange of best practices and technical know-how.
- Improved profitability, thanks in particular to changes in the asset portfolio and in the resulting synergies, while keeping investments to a minimum.
- Attenuated negative effects of cyclic demand through the synergy of products and markets and improved cash-flow stability.
- Greater Group visibility on capitals markets and improved perception of the Group by these same markets, with the aim of becoming the industry's reference share for investments.

The rules of corporate governance and the responsibilities of the members of the management board have been defined to ensure the rapid integration and success of Arcelor's strategic goals. The management board as a whole is responsible for defining strategy, setting goals and assigning resources between the sectors, and for monitoring industrial optimization. The sectors are fully responsible for their own results and the implementation of their industrial and commercial plans.

Ongoing improvement of the product and service offering

By reorganizing R&D resources within the Group's sectors and building on the multi-market, multi-process and multi-product approach, Arcelor will capitalize on its strengths and increase the attractiveness of steel solutions, counter competition from alternative offerings (aluminum, plastics, cement) more effectively, and develop new applications for steel, for example by combining long and flat products to better serve the construction sector.

The improvement of required functions – weight reduction, safety, durability, finish, etc. – will guide the development of new products. The progressive elimination of customer transformation steps, compliance with health, safety and environmental requirements, and the constant search for greater flexibility and lower cost prices, will steer the development of new processes, allowing in particular the reduction of carbon dioxide emissions and the application of vacuum-deposited coatings, and the development of new products. Each ongoing development implemented by one of the components of the new Group will benefit all of Arcelor, thus improving the return on strategic investments. These developments will be conducted in close collaboration with the innovative processes of our customers.

Arcelor also places the environmental dimension at the heart of its research projects. Even though the European directive setting different CO_2 emission targets per country represents an additional constraint for the Group, Arcelor has taken the initiative to create and head a consortium of 48 companies, research centers and universities, in order to launch a research program co-financed by the European Commission. This consortium, ULCOS (Ultra Low CO_2 Steel making), will conduct research projects into low-CO_2 iron-ore reduction processes.

The alliance with Nippon Steel Corporation, which is now solidly established, has allowed us to develop new common products for the automotive industry through the joint use of research resources.

Ongoing improvement of profitability

The synergies generated in 2004 underline Arcelor's strategy: to become the world steel industry reference, both for its shareholders through its financial performance, and for its customers through product and service innovation.

GLOBAL STRATEGIC ALLIANCE

Arcelor and NSC reached agreement on a global strategic alliance in January 2001 [1]. This alliance created an innovative model enabling a European company and a Japanese company to increase their competitiveness and use their resources more efficiently, without any merging or integration of their activities. The two companies have decided to revamp all their portfolio of common activities, analyze the progress made to date and identify clearly all the results obtained.

A common range of technical products

One of the principal objectives of the alliance consists of building up progressively a worldwide procurement network of high-quality metal sheets for our multinational clients who need 'equivalent' metal sheets in all the regions where they have production units.

In order to satisfy the clients who now demand equivalent products for all their sites around the world, the two companies selected 100 products, including high-resistance steels (1,200 to 1,500 Mpa), after comparing in detail their respective products and evaluating their different manufacturing processes. They then drew up a common technical offer and series of products for the main automotive production regions of Europe, Japan, North America and China.

The two companies have also exchanged licenses to widen this offer.

Shared R&D

Wishing to group their efforts in research and development, the two companies increased their cooperation in the development of new steels and new solutions for production processes, particularly for high-resistance steel. They have already completed most of the joint studies they launched four years ago and have now begun joint research and development in the projects that emerged from this cooperation.

Shared evaluation

The two companies have increased their cost effectiveness thanks to exchanges of technical ratios between engineers in charge of iron, steel and rolling operations for flat products. They have agreed to pursue this type of cooperation between different steel plants and to extend it to other activities beyond production.

1. Arcelor and NSC collaborate closely within the framework of a "global strategic alliance", signed on 22 January 2001 between Usinor and NSC and confirmed between Arcelor and NSC on 22 April 2002.

RESEARCH & DEVELOPMENT POLICY

Arcelor wishes to create value by proposing steel solutions ever more adapted to its clients' needs. Research & Development is at the core of this project to develop innovative products and processes that create value. The Research & Development portfolio is largely defined and carried out at sector and business unit level, thus guaranteeing that research objectives and projects are closely in line with the industrial and commercial strategy of all the Arcelor markets.

Arcelor's Research & Development policy is designed to contribute actively to the renewal of the Group's steel product ranges and solutions. Its R&D also contributes to improving all its production processes. To achieve its objectives, the Group draws on research to introduce constant improvements in its products and services, based on a multi-market, multi-process and multi-product approach.

With regard to the manufacturing processes, R&D initializes technical innovations for the production sites that take into account the environmental aspects and it develops new operating processes and methods, the goal being to cut costs, improve results, reduce the impact on the environment and increase the flexibility of plants.

In terms of product development, Research & Development activities are geared towards improving quality, developing new types of steels and products, identifying new steel solutions in partnership with customers, and promoting steel over alternative products. Research programs are conducted in a number of fields, in particular in safety, environmental protection, coatings, assemblies, the definition of codes and standards, and the production of guides and software for optimum product use. Developing increasingly lightweight and strong steels is a key area for improvement. For example, developing more resistant steels for the automotive industry increases safety, and by lightening vehicles reduces their CO_2 emissions.

The efficiency and skills of the Research & Development activities are enhanced through partnerships – both with large Arcelor customers and other major manufacturers, as well as with other steel producers as part of European Community research projects. Furthermore, Arcelor collaborates actively with universities and research institutes.

Arcelor implements a patent policy designed to protect and enhance its body of knowledge with regard to other steelmakers and other materials. Arcelor's goal is to patent inventions involving the so-called "strategic" fields, and in particular renewal of the offering.

Arcelor has created a Science Council consisting of international experts recognized worldwide in their field. Its mission is to give the Group's management board an independent opinion on:

- R&D programs and the organization of research
- Areas of scientific expertise that Arcelor needs, and Arcelor's position in these fields
- Scientific and technological trends and their main consequences on Arcelor's products and processes.

The Council meets five times a year. In 2004, the Council mostly focused on:

- Reducing greenhouse gases (ULCOS project, reducing emissions from cars, Primus project, etc.)
- Managing research personnel (recruitment, careers, relations with universities, etc.)
- The R&D portfolio for industry
- Technical competition between materials.

An illustration of the research programs is provided on page 117 (Area 6: Sustainable development).

ARCELOR AND THE BUILDING SECTOR : BUILDING & CONSTRUCTION SUPPORT

The construction market was very active worldwide, and especially in China. Steel, the ideal solution for the construction industry, of course benefited from this context.

The construction sector clearly remains the top user market for steel, both worldwide and in Europe. This market is characterized by its high level of fragmentation and, consequently, by a strong local component, which, in part, isolates it from delocalization trends. Arcelor delivers more than 12.5 million tonnes of steel to construction customers in the world, of which 10 million tonnes in Europe. The increase in the price of steel has affected this market. Nevertheless, steel represents only a fraction of the total cost of a construction (between 6% and 13%). The effect on the overall construction cost indicators is therefore limited.

Building and Construction Support (BCS), created in 2002, is a corporate-wide team at Arcelor responsible for generating synergies to help the sectors and operational units reach their goals. BCS should significantly and sustainably improve the Group's position in terms of quantities and performance with regard to value created on the construction market. The Arcelor group participated in the construction of high-profile projects such as the Millau viaduct HST-East bridges (France), the World Trade Center tower in Shangai (China), and the CERN in Geneva (Switzerland).

BCS develops its activities across all of Arcelor's geographic markets. In 2004, Brazil and Poland came under the responsibility of BCS. In these countries, as in the countries of its core markets, Arcelor wishes to define construction steel solutions that are adapted and optimized for each project, in collaboration with the developers, architects, design offices, and owners.

In parallel, BCS aims to expand and structure the product, solution and service offering, in collaboration with the sectors' dedicated research and innovation teams, the Group's operational units, or with partners that demonstrate entrepreneurial qualities. Using this approach, significant commercial advances were made by providing metal flooring solutions, available under the "global floor" label.

Lastly, BCS is fully committed to programs that aim to improve the performance and effectiveness of sustainable construction. BCS heads and supports a vast program implemented by the International Iron and Steel Institute. In France, Arcelor is involved in the Fondation Publique pour la Recherche (Public Foundation for Research) dedicated to positive-energy buildings. These programs aim not only to improve the position of steel with respect to competing materials, but also to significantly contribute to controlling CO_2 emissions generated by heating and air-conditioning systems in homes and office and industrial buildings.

Activities

FLAT CARBON STEEL

Arcelor's Flat Carbon Steel activity produces and markets a broad range of Flat Carbon Steels products, including coil, coated and finished products, formed blanks and welded blanks. With a presence on every global market, the Flat Carbon Steel sector offers effective steel solutions to the automotive, packaging, industrial packaging, mechanical engineering, construction and household appliance industries. The Flat Carbon Steel sector is committed to ensuring that its customers receive the best possible levels of quality and performance across its full range of products and services. In Europe, the density of the Flat Carbon Steel manufacturing and sales network, combined with the support of Arcelor Négoce Distribution (the Distribution, Transformation, Trading sector), means that Arcelor is geographically close to all its flat carbon steels users and is therefore able to deliver the best possible service. Elsewhere in the world, the Group's policy of active investment and partnership, which is especially strong in South America, North America, Russia and China, allows Arcelor to supply its global customers under the best possible conditions.

Strategy

The Flat Carbon Steel sector is an integral part of the Group transformation strategy. Its major strategic challenges are internationalization, customer satisfaction and cost control.

The powerful trends of economic concentration and globalization now being felt by many of the industries that consume Flat Carbon Steel (especially the automotive and household appliance industries) are forcing major manufacturers to turn to suppliers that can supply them with identical products and services worldwide. Arcelor is Europe's leading supplier of steel to the automotive and household appliance industries and pursues a growth policy that enables the Group to support its customers through active investment and partnerships. As a result of this policy, the Flat Carbon Steel sector now has a strong base in South America through its majority holding in CST, a world leader in the carbon steel slab market (with approximately 20% of the global market and one of the lowest cost bases in the world) and Vega do Sul, a galvanization plant serving the Brazilian automotive industry. New companies have been set up in North America, Turkey and Russia, in cooperation with the steelmaking groups Dofasco, Borcelik and Severstal for the production of galvanized sheet. A cooperative arrangement in India with Tata Steel, and the creation with Nippon Steel of a Chinese joint venture with Bao Steel, will allow the Group to supply its Asian customers with cold-rolled and coated sheet steels. In metal stamping, Arcelor has established close partnerships with major automotive industry subcontractors, most notably Gestamp Automocion and Magnetto, the European and South American leaders in automotive stamping and wheel production.

In packaging steels, Arcelor Packaging International has expanded its activities in Turkey and China in cooperation with Erdemir and Bao Steel.

At the same time as supporting its customers, the Flat Carbon Steel sector is also setting up the resources it needs to grow successfully in key new geographic areas, by positioning itself on the technical products market.

In order for Arcelor to maintain its position on traditional markets and conquer new markets more easily, the Flat Carbon Steel sector has embarked on a program to adapt its industrial resources and has implemented an active policy of exchanging best manufacturing and logistics practices.

As part of this policy, the Flat Carbon Steel sector has optimized the way in which it allocates production across its manufacturing resources, adopting the most profitable logistic chain (from raw material procurement through customer delivery) by separating the "upstream" functions concerned with steel production from the "downstream" functions related to the manufacture of products for customers. In this way, almost all the Group's steel production capacity will gradually transfer to coastal "upstream" plants, whose ability to receive raw materials direct from the port allows much lower structural costs. The "downstream" facilities are being redesigned to deliver greater flexibility in the way they respond to customer needs and expectations.

These developments are accompanied by a major purchasing cost control and reduction policy.

As a way to increase the added value delivered to customers, the Flat Carbon Steel sector is synchronizing its research projects and marketing strategies with the launch of a policy for integrated sales, sales promotion, marketing and R&D. The Flat Carbon Steel sector has reorganized its research centers by market and process as a way of reducing the time to market for new products.

Organization and manufacturing capacity

In terms of production, the Flat Carbon Steel sector operates integrated plants through the «smelting process» (which means that the steel products delivered to customers are produced from cast iron (see diagram on page 222) and processing units. Its subsidiary ACB, in Bilbao (Spain), uses the electric process and through its flexibility helps to adjust the demand. It is organized into geographic business units: The North business units covers Germany and Flemish Belgium, the Central business units covers Belgian Wallonia and the Northern and Eastern regions of France, the South business units covers the South of France, Spain and Italy, and Brazil has its own business units. In addition to these geographic business units, there is another business units whose task is to market their products: API (Arcelor Packaging International) markets packaging steels, with production sites in Liège (Belgium), Florange (France), Basse-Indre (France), Etxebarri (Spain) and Avilès (Spain).

	Iron		Steel			Rolling			Coatings			Tin plate
	Sintering	Blast furnace	Converter	Electric furnace	Continuous casters	Hot rolling mill	Thick plate rolling mill	Cold-rolling mill	Hot galvanization	electro-galvanizing	Organic coating	Tin plating
NORTH BU	4	6	6	0	5[a]	3	0	6[b]	7	1	3	0
CENTRAL BU	5	7[c]	8	0	7	3	0	5	15[d]	4[d]	5	0
SOUTH BU	3	4	7	2	8	3	1	4	7	1	4	0
BRAZIL BU	1	2	2	0	2	1	0	1	1	0	0	0
PACKAGING BU	0	0	0	0	0	0	0	6	1	0	0	10

a. Including a continuous caster for blooms in Ekosthl (Germany).
b. After closure of the Dudelange rolling mill scheduled for 2005.
c. After closure of a blast furnace scheduled for 2005.
d. Transformation of a electrogalvanizing line into a galvanizing line.

The crude steel production capacity of the Flat Carbon Steels sector was 38.5 million tonnes, 5.0 million of which related to the Brazil business unit.

In marketing terms, Arcelor's Flat Carbon Steel sector is structured into two major divisions: Arcelor Auto, which specializes in supplying the automotive industry, and Arcelor Flat Carbon Steel Commercial, which serves industrial customers. The two teams use a shared network of sales offices extending over 20 countries.

Within the Industrial division, sales are organized around the following segments: distribution, household appliances and general industry, construction, industrial equipment and primary processing.

Products and markets

Automotive industry customers

As part of the Flat Carbon Steel sector, Arcelor Auto is the Arcelor group division dedicated to supplying the automotive market, which encompasses both carmakers and component manufacturers. Arcelor Auto offers this market a comprehensive range of flat steels (cold-rolled, galvanized, zinc-plated, organically-coated and hot-rolled coated and uncoated) used for car bodies and components (including seats, wheels, exhaust systems and accessories). These products are available in the form of wide or slit coils, straight blanks, formed blanks and multi-layer welded blanks, whose applications range from doors to chassis members and vehicle floors.

As the interface between the Group's manufacturing units, research centers and automotive industry customers, Arcelor Auto is involved at every stage where steel is used, from the earliest design phases of vehicle projects through series production. The close relationship between its resident engineers and car design centers and its long-term business partnerships enable Arcelor Auto to offer steel solutions that successfully combine performance with safety, visual appeal and economy. The ABC (Arcelor Body Concept) project showcases Arcelor's key steel solutions and has been received very positively by the automotive world. This project is an excellent illustration of how Arcelor Auto responds to the specific needs of each customer and faces up to the competition presented by materials such as plastics and aluminum.

A combination of technical expertise and sales service, this close relationship between Arcelor and its customers means that th e Group is able to gain a detailed understanding of automotive industry expectations and therefore guide its research more effectively, in order to bring new products forward more quickly and ensure that its product range remains distinctive and ahead of the competition.

The Group also stands out from its competitors through the full range of services it offers customers, from the very earliest stages of car design through the industrial implementation of the steel product concerned. This can potentially involve every member of the Customer Team, a group within Arcelor Auto dedicated to the individual needs of each customer, and whose task is to ensure overall continuity of the services delivered.

Arcelor Auto has cornered 14% of the global market, a figure that includes a very strong position in Europe. Outside Europe, its market share varies from 3% to 15%, depending on the geographic area. This range offers some exceptional opportunities for growth.

Having attained the position of mature direct supplier to the major carmakers of Western Europe, Arcelor Auto is now strengthening its position as a supplier to automotive component manufacturers, as they become increasingly involved in the design of entire vehicle modules. In parallel to this organic growth, Arcelor Auto is also growing geographically by supplying its customers in the new development areas more to the east of Europe, especially in Turkey, Central Europe, Eastern Europe and Russia. Arcelor's manufacturing presence in these markets gives it a head start over its main competitors.

Elsewhere in the world, Arcelor covers the entire South American continent, through its Brazilian subsidiaries CST and Vega do Sul. Partnership agreements and alliances have been concluded with Bao Steel (in China) and Nippon Steel Corporation (in Japan) as a way of penetrating the Chinese market, and with Tata Steel to penetrate the Indian market; both these regions have enormous automotive market development potential and are attracting massive investment from carmakers.

In the United States, the Dosol production plant, which is operated under a partnership agreement with the Canadian company Dofasco, is bringing the US automotive industry the technical excellence of Extragal , the Group's flagship galvanized sheet product.

The strategic alliance signed with Nippon Steel Corporation covers automotive products and reinforces this technological ability to respond to the needs of the automotive industry.

All this further confirms Arcelor as an essential automotive industry partner.

Industrial customers

The Flat Carbon Steels sector pursues a policy of partnership with its customers as a way of encouraging loyalty. Among the values that differentiate Arcelor from its competitors, the Group is committed to identifying those solutions that most precisely meet the initial needs of steel users, and to accelerating the pace at which those solutions can be delivered. Within this context, there are three key growth areas:

- green products: these are non-toxic products that offer a high level of safety in terms of manufacture and application, and are easily recyclable;
- product functionality: by making it easier to use steel over competing materials, users have more production options and the opportunity to reduce end product costs;
- cheaper products: by focusing on simpler manufacturing processes, both the cost of production and the percentage of waste can be reduced, thus improving product profitability.

Product user guides are produced and distributed to customers to help them maximize their own manufacturing processes.

Arcelor Flat Carbon Steel Commercial is delivering more customer support by offering a broad palette of services, from chemical analysis in Arcelor laboratories through on-site technical support. All these services are offered on the Flat Carbon Steel web site at www.fcs.arcelor.com.

Arcelor Flat Carbon Steel Commercial has adopted an organizational structure that allows it to build commercial relationships to suit individual customer needs. Direct customers (major household appliance manufacturers and construction companies) have on-site dedicated teams. For associate or affiliate customers (particularly DTT business units), the organizational structure has been simplified as much as possible. Local customers are served by local sales offices.

Over 50% of the products delivered by Arcelor Flat Carbon Steel Commercial go to Distribution, and more particularly to DTT. The second largest market is the primary processing market, which includes coaters, re-rollers, large welded tube manufacturers, shipyards, container manufacturers and silo manufacturers.

In the construction market, the Flat Carbon Steel sector offers its customers all the advantages that only an international player can deliver: a large number of production and processing plants, a broad product range offering many specialty products, including the Aluzinc range of thick-coat hot-dip galvanized steels, and extensive experience in high added-value products (pre-painted sheet and high elasticity steels). In the housing market, the Flat Carbon Steel sector works with Arcelor BCS (Building & Construction Support) research centers to develop new markets such as paving, lightweight structures, ceilings, garage doors.

The range of steels supplied to the household appliance market covers all the structural and cosmetic elements of these appliances. A dedicated approach designed to respond more effectively to the needs of international customers allows us to do so more flexibly in meeting the new needs of the European household appliance market in terms of production relocation to Central and Eastern Europe and the supply of subcomponents in steel and green products.

The Flat Carbon Steel sector also offers the industrial equipment market a very extensive range of products, from the very high elasticity steels required for crane manufacture, to grades for heat treatment and oil applications, as well as steels for the manufacture of radiators, drums, industrial racking, tanks and gas bottles. Depending on their application, these steels are available untreated or with metal coatings.

API (Arcelor Packaging International)

API is the European and global industry leader in terms both of volume (1.7 million tonnes of first-grade steel produced in 2004) and the technical sophistication of its applications. API holds 37% of the European market, which accounts for 85% of its production.

API's customers are the European and global leaders in the manufacture of steel cans across all steel packaging segments. 50% of European production is used by the food industry to manufacture a wide range of cans and components, 17% of which are consumed by the constantly-growing canned beverages market. Other segments include aerosols, caps and crown corks, tops, paint cans, decorative packaging and a wealth of other applications.

New products are continually entering the market and include the newly-launched "Creasteel" product range, designed to make the production of shaped cans easier and more flexible as a way of competing head-to-head with plastic and lightweight aluminum packaging. The plastic-coated steel research program is well underway, with the first semi-industrial samples currently being tested at selected customer sites.

LONG CARBON STEEL

The Long Carbon Steel sector comprises a stellmaking activity and a transformation activity with wire drawing plants. The steelmaking activity is based in the European Union and Sourth America. It mainly supplies long carbon steel products to the construction, civil engineering and industrial equipment markets. Drawn-wire products are produced in the European Union, South America and the United States, through its joint ventures with the Kiswire Group in South Korea and china, and Bekaert Group in Brazil.

The Long Carbon Steel sector is built on a high-performance industrial base located close to its customers and offers the market a very broad range of products. Its high-quality manufacturing systems and structural flexibility allow it to react quickly to changes in the market, while maintaining a highly-competitive cost structure.

Strategy

The Long Carbon Steel sector is contributing to the Group's transformation phase through dynamic asset management. Its growth policy is based on establishing itself in new geographical markets, with the emphasis on South America and the new countries of the European Union. The sector continues to strengthen its position on its traditional markets through a sales and marketing policy focused on customer satisfaction.

The Long Carbon Steel sector is very responsive to the market in the way it develops its products, offers solutions and delivers services tailored to the needs of its customers. This customer- and product-focused strategy is supported by an ongoing commitment to controlling costs and maximizing profit. There are many initiatives in place to compare the relative performances of the various plants. Best industry practices are exchanged between plants to reduce differences to the absolute minimum. The Long Carbon Steel sector optimizes its purchases through efficient geographic coordination, supported by the resources of the Group purchasing function.

Organization and manufacturing capacity

The Long Carbon Steel sector is structured by product family into five business units, each responsible for its own manufacturing and sales policy and its own operating profit level. The Bars and Rods business unit is dedicated to the production of merchant steels, concrete reinforcing bars, wire rod and semi-finished products. The business unit Sections produces steel sections. The RPS business unit specializes in sheet piling, special sections and rails. The Drawn-Wire products business unit, which includes the low carbon steel and steelcord sub-units, includes all the sector's drawn wire plants, with the exception of those in South America, which belong to the fifth business unit, the Americas business unit, which includes all the Long Carbon Steel sector activities in South America.

The non-drawn wire manufacturing facilities operated by the Long Carbon Steel sector in Europe include 11 electric steelmaking plants and 19 rolling mills in Germany (1 steelmaking plant, 1 rolling mill), Spain (7 steelmaking plants and 11 rolling mills), France (1 rolling mill), Italy (1 rolling mill) and Luxembourg (3 steelmaking plants and 5 rolling mills). The Sector also operates finishing shops and a cold-rolled sheet piling plant. The total liquid steel capacity at 31 December 2004 was 9.5 million tonnes. Arcelor also has a 49.9% interest in the Acciai-Duferco spa electric steelmaking plant in Italy.

The low carbon steel activity of the drawn-wire products business unit operates one plant in Luxembourg, one in the Czech Republic and one in the United Kingdom. The business unit's steelcord activity operates three plants in Europe (Austria, Hungary and Luxembourg), one in the USA, four plants in South Korea (under a joint venture with the South Korean Kiswire Group) and one in the People's Republic of China, with a second now under construction.

The Americas business unit comprises the activities of the Belgo Mineira Group in Brazil and the Acindar Group in Argentina. Belgo Mineira operates a processing plant of 1.2 million tonne capacity, three electric steelmaking plants, with a combined liquid steel capacity of 2.5 million tonnes and seven rolling mills. The Belgo Mineira drawn-wire products activity includes three wire drawing plants and a 55% holding in the Belgo Mineira/Bekaert joint venture which operates seven wire drawing plants. Acindar's manufacturing capacity includes an integrated direct reduction plant and three electric furnaces, with a total liquid steel capacity of 1.4 million tonnes and five rolling mills, all in Argentina. Acindar also produces welded tubes and wire-drawn products.

Products and markets

The Long Carbon Steel sector specializes in the production and sale of long products in carbon steel. The products rolled in Europe are lightweight, medium-weight and heavyweight beams, merchant steels, wire rod, concrete reinforcing bars, sheet piling and special sections. These products are used mainly in the construction, infrastructure and industrial equipment markets. The sector also produces rails for railway operators and overhead crane manufacturers. In South America, the sector supplies the merchant steels, wire rod, concrete reinforcing rod, beams and sections markets.

The wire-drawing plants offer soft and soft-annealed low carbon steel wires, ordinary and rich-galvanized wires, vine wires, closures and concrete reinforcing wires. Steelcord products are used for tire manufacture, hosewire for the reinforcement of pneumatic hoses, and sawwire in the photovoltaic industry.

The Long Carbon Steel sector operates mainly in local or regional markets, although some products, such as sheet piling and heavyweight beams, may be marketed globally.

STAINLESS STEEL

Arcelor's Stainless Steel sector includes all those activities related to the manufacture and marketing of stainless steel and nickel alloy products. With a presence in all the world's major markets, this sector is now refocusing on its core activity of stainless flat product manufacturing in Europe and Brazil.

Strategy

Soon after Arcelor was established in 2002, the Stainless Steel sector's strategy was to achieve profitability by launching production cost reduction programs in all its units and instituting active management of its business portfolio. Between 2002 and 2004, the Stainless Steel sector made significant progress in improving its results; an impressive achievement involving a 20% reduction in costs over three years.

After thinking about how stainless steel activities could be reconfigured within Arcelor, three key strategic issues were identified:

- the center of gravity for the sector is the Stainless Flat Product business in Europe and Brazil;
- the economic model for flat products requires a strong upstream phase (1 million tonnes on an integrated site), a strong presence in commodities, a regional base and the ability to seize global opportunities;
- activities other than flat products must be competitive in their own right.

The outcome was that Arcelor's Stainless Steel sector had defined its core business: stainless flat products in Europe and Brazil. J&L and Thainox were sold during the first quarter of 2004 as part of this refocusing policy. On 1 January 2005, the Business Unit comprising Industeel Belgium and Industeel France moved to Arcelor's Other Activities sector.

The other activities within the sector were then allowed to develop outside the Group through alliances or disposals. The commercial, administrative and logistic reorganization of Ugitech (long stainless and alloy products) was combined with a reduction of up to 40% in structural costs and a simplified organizational structure as part of reducing costs within the sector.

The manufacturing reconfiguration of Matthey, which produces stainless tubes for vehicle exhaust systems, will bring that business unit much closer geographically to its component manufacturer customers, as their growth extends into Central and Eastern Europe. As part of this initiative, Arcelor invested €14 million in Matthey s.r.o. in the Czech Republic in a move that will see this subsidiary become the first automotive stainless tube producer in the region of Central and Eastern Europe.

Imphy Ugine Précison (IUP) has also undergone a structural reorganization that separated its stainless steel and alloys activities, with the result that Pont de Roide is now dedicated to stainless steel production, while Imphy and Firminy produce only alloys.

Organization

The stainless flat products activity in Europe and Brazil contains UGINE & ALZ in Europe and Acesita in Brazil. Arcelor owns 27.68% of Acesita, which is the only flat stainless steels producer in South America and one of the most profitable companies in the stainless steels sector.

UGINE & ALZ is the European market leader with over 25% of the market. The company is currently reconfiguring its upstream facilities, which are highly dispersed and insufficiently competitive as a result of successive mergers. UGINE & ALZ is now refocusing on two world-class steelmaking plants (Genk and Carinox in Belgium) and a high-performance hot-rolling facility. The construction of the new Carinox plant at Charleroi, the accelerated continual progress plan and the reorganization of the cold-rolling phase are the three keys to maximizing performance at UGINE & ALZ.

In a business where the influence of commodity prices is growing and margins are being eroded at between 3% and 4% annually, the competitive edge lies in cost control and customer service. The synergies released by the merger of UGINE & ALZ and the operational performance upgrade programs introduced on all sites provide more opportunities to control this competitive pressure.

The doubling in size of the Genk steelmaking plant in 2002 and the creation of a new steelmaking plant with a direct link to the hot-rolling mill has delivered an optimum manufacturing layout, at the same time as lower transport costs and unparalleled competitiveness.

The new steelmaking plant will employ some 400 people, including those employed by partner companies. The schedule for completing this €240 million project shows production starting in September 2005, with rated capacity being achieved by the end of 2006. Announced on 2 June 2003, the plan to close the Isbergues steelmaking plant in 2006 has been confirmed, while 30 June 2004 saw the last steel flow at the Ardoise plant.

In conjunction with the shutdown of the Ardoise steelmaking plant, the extra capacity at Genk has started to reduce the structural cost gap in the upstream phase, with the most significant contributions coming from reduced transportation, structural and direct steelmaking costs. This has been aided by further gains generated as a result of the overall policy of reducing costs by a target figure of 8% per year.

The combined effect of implementing the Arcade plan to reduce structural costs at UGINE & ALZ and the introduction of a new divisional structure is to bring the sales forces together at the plant and address the issues of simplifying and lightening the organizational structure. The new structure is built around 4 operational divisions. The upstream division supplies black coil to the three sheet plants (Genk in Belgium and Gueugnon and Isbergues in France), at minimum cost and with maximum service. The three downstream divisions, each responsible for their own business and results, are dedicated to the industrial market (Genk and Isbergues), the automotive industry (Isbergues) and thin products (Gueugnon and Genk). This structure is designed to share sales force skills more effectively and allocate special expertise to each site in order to minimize costs and maximize customer service.

The markets for stainless flat products

The first major contribution of R&D to the stainless steels sector has been the opportunity to offer customers a range that provides a real alternative to high-nickel austenitic stainless steels. UGINE & ALZ offers an extended range of ferritic products, including steels that are easier to stamp, contain no nickel, but still offer the required levels of corrosion resistance. This new grade delivers financial freedom from price fluctuations in the world market for nickel. UGINE & ALZ and Acesita has a vast range of ferritic steel applications, where performance is equivalent to that of austenitic steels, but obtained at a much lower cost.

In addition to technical solutions, UGINE & ALZ also pays a great deal of attention to service and is currently deploying logistical initiatives that will respond flexibly to special customer requirements and ensure the highest levels of service. The eight European service centers operated by UGINE & ALZ make it possible for the company to deliver very high levels of customer service. Two centers are located in Germany, one in Italy, one in Spain, one in France, one in Belgium, one in Luxembourg, and one in Poland.

A number of the company's customers, and especially those in the automotive and household appliance industries, are moving their production to Eastern Europe. UGINE & ALZ is supporting their customers in this trend and plan to double the capacity of the company's Bytom service center in Poland. The company's other service centers continue to grow in order to maximize customer service performance.

Automotive industry customers

Vehicle exhausts represent the principle automotive industry market, and UGINE & ALZ holds a market leading share of that business. The company has developed a number of new grades that deliver improved corrosion resistance at high temperatures, while addressing the constant quest for ever-lighter systems. A series of partnerships has led to the development of innovative solutions, especially in the widespread use of particle filters. Stainless steels are also used for car body trim and UGINE & ALZ has particular expertise in this market. UGINE & ALZ has also put a great deal of research and development effort into developing the use of stainless steel in vehicle structures. The impressive mechanical properties and corrosion resistance properties of stainless steels can make a remarkable contribution to vehicle safety, without increasing vehicle weight.

Ferritic grades are now being developed for exhaust manifold applications. Pollution control measures require some vehicles to be fitted with special mufflers capable of resisting much higher temperatures than standard exhaust systems.

Household appliances

UGINE & ALZ maintains its position as leader on the household appliances market, especially in larger household appliances. Partnerships with major manufacturers have enabled continual improvements in the appearance of stainless steels, with an extensive range of surface finishes and corrosion resistance properties. UGINE & ALZ continues actively to promote the use of ferritic steels (low nickel grades) in this industry sector.

Construction

Constant efforts to persuade specifiers are helping stainless steel to continue its growth in the construction industry. Its appearance, corrosion resistance and hygienic properties make it the material of choice for many applications. The special range of building products produced by UGINE & ALZ – especially its roofing products – is attracting increasing interest from developers and architects.

The general industrial markets

Many applications require the qualities of stainless steel, and the company's emphasis on R&D is contributing to making UGINE & ALZ products more competitive. Its ease of use and light weight make stainless steel increasingly valuable for customer applications, and 2004 saw the confirmation of a number of significant successes. These included the use of ferritic grades for hot water tanks, delivering a significant cost reduction in comparison to high-nickel stainless steels, and in some cases enabling the replacement of enameled steels. Another new grade made it possible to lighten containers and therefore increase their load capacity. The launch of new surface finishes is opening up new fields of application for stainless steels.

Arcelor Stainless International, the sector's sales and service center network, continued its strategy of locating service centers in those geographic areas showing the greatest prospects for growth. This strategy is intended to underpin the growth of its principle customers, UGINE & ALZ and ACESITA, and support them in their partnerships with their most important customers.

DISTRIBUTION, TRANSFORMATION, TRADING (DTT)

With 11,000 employees and a presence in over 50 countries, the Arcelor group's Distribution, Transformation, Trading sector (DTT) offers a huge range of flat and long products and "steel solutions" for custom projects, and is a leading player in the automotive, household appliance and construction (public works, civil engineering and offshore) markets. By distributing and finishing the steel products it offers its customers, the DTT sector responds fully to the continual demand for service and added value. Although the majority of the products it sells are supplied by Arcelor Group plants, the DTT sector also relies on the market to supply between 30% and 35% of its needs. This sector is built around an impressive network of depots, service centers and manufacturing sites, which provide its European customers with fast access to the full range of Group products. Always responsive to the developing needs of its customers, whether SMEs or multinational groups, the DTT sector contributes to Arcelor's transformation by adapting its structures and systems, consolidating its network in its historical markets and making targeted investments in growth regions.

Strategy

The DTT sector has defined a strategy that enables it to maintain its financial performance. Its changing environment (maturity of certain traditional markets, geographic redeployment or strategic repositioning of certain customers, advances by the competition), has encouraged the sector to redefine its consolidation and expansion policy. This policy is based on strengthening its competitive advantages (which include its network coverage, its powerful logistics systems and its technical innovation and support services) and refocusing on its core business. Its objectives will be achieved through new acquisitions, disposals and changes to its systems and product range.

Implementation of its growth policy is also leading the DTT sector to extend its network into regions of strong growth. In this respect, Central and Eastern Europe are attractive areas in which Arcelor DTT has already begun to invest. Other regions outside Europe are also being evaluated to identify their future growth potential.

Organization

This sector is organized into five business units, each responsible for its own industrial and sales policy and its own operating profit. The Arcelor Négoce Distribution unit acts as a multi-product agency with storage. Arcelor Steel Services Centers distributes finished flat carbon steels. Arcelor International specializes in large-scale exports and trading. Arcelor Projects is involved in major public works projects. Arcelor Construction operates in the structural metal frame construction market.

Products, services and markets

Arcelor Négoce Distribution (AND)

Arcelor Négoce Distribution is the DTT sector business unit responsible for trading steel products and is a leader in its market, selling some 4.3 million tonnes of steel worldwide in 2004. AND employs approximately 4,600 people. In 2004, long carbon steels accounted for 66% of the products distributed by AND, with Flat Carbon Steel accounting for a further 30%. AND also offers its customers technical steels, stainless steels and aluminum products, which together represented 4% of its shipments over the last financial year.

The principle markets for AND are the construction, metal fabrication, structural metal, steel erection and civil engineering industries. In 2004, these combined markets accounted for 54% of the sector's deliveries. AND also served customers in many other industry sectors, including sheet metal working, general industry and farming equipment.

AND is organized by geographic region, and has traditionally operated in the Atlantic, Belgium & Netherlands, Iberia, Northern Europe and Southern Europe areas. Central Europe is now becoming more important, and is served from Germany now that the AND presence has been consolidated in that country with the acquisition of the steel stockholder DEAG in 2004. Eastern Europe and China are being closely monitored. The idea of marketing AND products in growth areas has also been applied in Argentina and the French overseas departments and territories. Argentina will be served from the Iberia region, while the DOM-TOM will be served from the Atlantic region.

AND's competitive advantage lies in its ability to distribute 80 different brands of standard and custom products in over 30 countries. With 200 locations, AND can respond to the demands of nearly 180,000 large accounts and local customers. Shared systems, optimized stock management and effective sales coordination are the three keys to implementing the AND growth policy. This development model is delivering success for the Group on many emerging markets.

Arcelor Steel Service Centers (ASSC)

Arcelor Steel Service Centers is the DTT sector business unit responsible for finishing Flat Carbon Steels for the automotive and general industrial markets. Having delivered 5.6 million tonnes in 2004 and employing roughly 3,600 people, ASSC operates the largest service center network in Europe.

Its broad range of products and services includes slitting steel coil supplied by the Group's Flat Carbon Steel sector into narrow coil, ultra-thin rolling, cutting coil into rectangular and trapezoidal sheets and blanks, press cutting, stamping and the supply of special components and sub-assemblies.

ASSC has locations in 8 European countries and serves over 3,000 customers. Its organizational structure is designed to serve the major general industrial markets and the automotive industry:

- *Arcelor Auto Processing* is the ASSC business dedicated to automotive industry customers, and operates from 8 locations in Germany, Belgium, France and the UK.
- *Arcelor SSC Industrie* operates 30 general service centers to meet the needs of a broad range of industrial markets in Germany, Belgium, Spain, France, Italy, Poland, the UK and Sweden.

In order to improve its competitive position, ASSC is implementing a restructuring program involving the grouping of production sites and the closure of several locations in Germany, France and the UK. ASSC is also improving its performance through the systematic exchange of manufacturing best practices and by harmonizing its information systems.

In terms of growth, the ASSC strategy is based on supporting its customers geographically and becoming part of some of their activities. Having invested in the Polish site at Bytom in order to double its capacity and respond to the outsourcing requirements of a major automotive industry customer, ASSC continues to grow in Central Europe and plans to open a service center to the north of Bratislava in Slovakia in 2005.

ASSC has also extended its product range, with the recent acquisition of Deschefer in France, which consolidates the Group's position in the organic coated steels market, and gives it a foothold in the stamping market. This acquisition has enabled ASSC to respond positively to the outsourcing request of a major producer of electrical cabinets.

Arcelor Construction (AC)

Arcelor Construction is the European leader in the market for metal products used in the structural frames, secondary frames and external finish of industrial and agricultural buildings (cladding, sections, flooring, roofing, insulated sandwich panels and heavy architectural facades).

Employing close to 2,000 people, AC operates over 50 companies in 27 countries. In 2004, this business unit sold 550,000 tonnes of sections and 15 million square meters of panels.

AC has its own integrated facilities upstream of the section lines, with a pickling unit, a rolling mill, galvanization lines and pre-painting lines. This structure gives it great flexibility in meeting the needs of its construction industry customers (structural metal-workers, cladding and roofing specialists, and generalist and specialist shareholders).

AC also contributes to extending the options offered by steel in the context of sustainable development (innovative steel solutions for energy-saving buildings) by developing new products, such as steel facade components and new concepts like fire resistance and longer spans (in partnership with the Long Carbon Steel sector).

Arcelor International

Arcelor International is the Arcelor Group's international sales network, with over 50 offices worldwide. Arcelor International sold 3.6 million tonnes of steel in 2004 ans employs close to 300 people.

In countries outside Europe and Brazil, this DTT business unit is the exclusive agent for marketing the Group's long carbon steels and flat carbon steels products.

Arcelor International also operates a trading business, which enables it to supplement the range of Arcelor services and products offered to its customers with those purchased from non-Group companies in response to customer need. Arcelor International therefore monitors the international steel sales market very closely.

Arcelor International operates its own local skills network to supply other Group sectors with finished and semi-finished products.

Arcelor International also delivers high-level technical support and supplies materials for complex projects, such as marine and land-based drilling platforms, multifunction floating cranes, bridges, major sports infrastructure projects, airports, power generation plants and skyscrapers.

The Arcelor International network is also the basis for the development of the "under one roof" concept that encompasses all Group sectors. This concept is applied in more than ten offices worldwide. The Arcelor International China office in Shanghai is therefore the central hub for all Arcelor's activities in China, running and coordinating offices in Shanghai, Beijing and Hong Kong.

Arcelor International also acts as a bridgehead for the Group and opened several new offices in growth areas in 2004: Bucharest (Romania), Baghdad and Bassora (Iraq), Tallinn (Estonia), Baku (Azerbaijan) and Tehran (Iran).

Arcelor Projects

Arcelor Projects is the DTT business unit specializing in supplying custom *steel solutions* for the construction of major civil engineering, public works and offshore projects, such as port facilities, underground car parks, and tunnels. Responsible for sales of 827,000 tonnes of steel in 2004, Arcelor Projects employs 350 people.

Arcelor Projects offers a broad range of products (sheet piling, H-piles, pipe piles, beams, tubes and heavy plates) and high added-value services, including design, assembly, finishing, technical support and logistics.

Arcelor Projects maintains a presence in North America, Mexico and the Caribbean. Its customer service and infrastructure have enabled its Skyline Steel company to become a leading player in the supply of steel for large-scale foundation works. Arcelor Projects is also active in Europe (The Netherlands) and Asia (Malaysia and Singapore).

OTHER ACTIVITIES

Paul Wurth

The Paul Wurth Group is an internationally recognized player in the supply of engineering and construction services to the steel and non-ferrous metals industries. The company is also involved managing major civil and industrial construction projects, and for several years it has been developing new technologies for industrial environmental protection.

Based in Luxembourg, Paul Wurth operates subsidiary companies and branches in Belgium, Germany, Spain, the Czech Republic, Russia, Asia (India, China, South Korea and Taiwan), South America (Brazil, Chile and Mexico), North America and South Africa, and also works through a worldwide network of licensees and agents. As of 1 January 2005, Paul Wurth employed 466 people in Luxembourg and 388 in its international subsidiaries.

Circuit Foil

Circuit Foil specializes in the production of ultra-thin copper foils of between 3 and 400 microns for use in printed circuit manufacture. Circuit Foil is one of the world's five largest manufacturers of this material. The company operates two production plants: one in Luxembourg and the other in Canada.

Industeel

Industeel is one of the world's leading producers of special steel fabrications and abrasion-resistant steels for molds and tools. Based in Charleroi, Industeel Belgium specializes in the production of stainless steel plate and specialty carbon steel plate. Its French plants at Le Creusot, Châteauneuf and Saint-Chamond respectively produce plate, forge ingots and castings and shells. Industeel was involved in the construction of the first Chinese-built duplex steel chemical tanker.

Industeel operates a worldwide network of sales offices and is widely supported by the Arcelor Stainless International network.

At the end of 2004, the Industeel Group employed 2,380 people at full time equivalent.

4

BELGO JUIZ FORA - BRAZIL - 9 a.m.

ARCELOR HAS PLACED SAFETY AT THE HEART OF ITS CONCERNS.IT IS A MATTER FOR ALL, EMPLOYEES, SUBCONTRACTORS,


LITTLE ROCK - ARKANSAS - UNITED STATES - 9 A.M.

PARTNERS OR CONSUMERS, BE IT AT WORK OR IN EVERYDAY LIFE.

CORPORATE GOVERNANCE

Report of the Chairman of the Board of Directors on corporate governance and the internal control procedures

A. CORPORATE GOVERNANCE

1. Objectives

The principles of corporate governance developed in this report are in line with the international recommendations. In a constantly changing regulatory context, Arcelor intends to pursue its efforts to achieve transparency and improve the quality of the information it circulates in order to:

- contribute to the transparency and efficiency of markets;
- protect the rights of shareholders and facilitate their exercise;
- guarantee the timely circulation of accurate information about the significant facts that affect the Group's life.

In order to meet the expectation of our shareholders and investors, we have set up a section on our website devoted entirely to corporate governance (www.arcelor.com). As well as the subjects developed in this report, this website section gives regular updates on changes in the articles of incorporation, the shareholding structure and the share capital.

2. Principles of organization

Arcelor is a company incorporated in Luxembourg and governed by Luxembourg law, in particular the law of 10 August 1915 relating to commercial companies, subsequently modified. Detailed information on this subject can be found on the Arcelor website, in the corporate governance section.

Since the founding of Arcelor, the functions of Chairman and Senior Executive Vice-President have been kept distinct. Joseph Kinsch is the Chairman of the Board of Directors while Guy Dolle is Chairman of the Management Board.

In a desire to optimize the management processes and make them fully transparent to all stakeholders, the Board of Directors and the Management Board have established internal rules intended to specify the operations of the Group and establish an appropriate balance between the Board of Directors and the Management Board.

3. General Meeting of shareholders

The company's General Meeting represents all shareholders. It has the most extensive powers to direct, implement or approve all actions relating to the operations of the company.

The General Meeting of shareholders is chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman.

The Arcelor Annual General Meeting of shareholders is held in Luxembourg, at company headquarters, or at any other place in the city of Luxembourg specified in the notice of meeting, on the last Friday of the month of April at 11.00 a.m.

All shareholders have the right to attend the General Meeting or be represented by the Chair (with or without voting instructions) or by any person of their choice as their proxy, to speak out and exercise their voting rights in compliance with the company by-laws.

No minimum number of shares is required to qualify for participation in the General Meeting of shareholders. Every share is entitled to one vote.

To the best knowledge of Arcelor, there are no shareholder pooling agreements at company level.

To attend the General Meeting of shareholders in person or by proxy:

- shareholders recorded in Arcelor's stock register receive at their domicile all documents relating to the meeting and, in particular, the notice of meeting with the agenda and the proposed resolutions as well as a form that allows them to indicate their intention to attend the General Meeting in person or by proxy;
- shareholders recorded in Arcelor's stock register must contact the financial intermediary holding the shares of their account.

The Annual General Meeting has a quorum irrespective of the number of shareholders in attendance and the shares they represent. Resolutions are passed with a simple majority of the votes validly cast by the shareholders present in person or represented.

Arcelor undertakes to follow the corporate governance principles aimed at ensuring proper information for shareholders and market transparency.

Fifteen days before the Annual General Meeting may inspect at the registered office:

• the annual financial statements and the consolidated financial statement;

• the list of public funds, shares, bonds and other company securities making up the portfolio;

• the management report;

• the documents issued by the auditors whose report to the registered shareholders is mandated by law.

The management report, the annual and consolidated financial statement as well as the aforementioned documents issued by the auditors are sent to the registered shareholders at the same time as the meeting notice. All shareholders have the right, upon presentation of the stock certificate, to receive, free of charge and fifteen days before the meeting, a copy of the items mentioned in the previous paragraph.

After approving the annual statements and the consolidated financial statement, the General Meeting passes by special vote a resolution granting discharge to the Directors for the performance of their duties.

4. The Board of Directors and its Committees

4.1. The Board of Directors

The Board of Directors of Arcelor is composed of 18 directors – all non-executive – appointed by the General Meeting of shareholders, three of whom represent the employees.

It is characterized by its international nature, with six different nationalities represented on the Board.

If a director's seat becomes vacant, the remaining directors may, by a majority of the validly cast votes, elect a director who subsequently fills this seat until the next General Meeting of shareholders.

The directors act in the interests of the company. Should a conflict of interest arise with regard to an operation submitted for the approval of the Board of Directors, the director concerned must inform the Chairman of the Board beforehand, insofar as it is possible. He must also inform the Board of Directors. He does not take part in the discussion or vote on this operation. This is mentioned in the minutes and the AGM is duly informed, as required by law.

The Board of Directors includes a sufficient number of independent directors to give them a significant influence over the decision-making processes. The independent directors enjoy total independence from the company and its principal shareholders, which implies that:

• they do not hold an executive position within the company;

• they must not have any relationship with members of the Management Board that could influence their independent judgment;

• they must not represent a shareholder who owns at least 2% of the company's share capital;

• they do not provide any goods or services to the company which, in the opinion of the Board of Directors, would be likely to influence their judgment.

The Board of Directors, at its meeting dated 19 March 2004 (and then each time a new director was co-opted), examined the qualification of the directors, particularly in terms of their independence.

The Board of Directors regards 11 directors as meeting all the previously mentioned independence criteria, i.e. Joseph Kinsch, José Ramón Álvarez Rendueles, HRH Prince Guillaume of Luxembourg, Noël Forgeard, Hedwig De Koker, Jean-Yves Durance, Ulrich Hartmann, Daniel Melin, Edmond Pachura, Francisco Javier de la Riva Garriga, and Sergio Silva de Freitas.

John Castegnaro, Manuel Fernández López and Michel Marti are the three directors representing the employees.

Corporación JMAC BV, the company represented by Ramón Hermosilla Martín, is regarded as a non-independent director owing to the size of its stake in Arcelor's share capital.

Georges Schmit and Jean-Pierre Hansen are also regarded as non-independent directors because they were proposed to the vote of the AGM by two shareholders who possess a significant proportion of Arcelor's share capital: respectively the Luxembourg state and the Walloon region.

Fernand Wagner is classified as a non-independent director owing to his former functions within ARBED.

COMPOSITION

NB: Only the mandates of listed companies are specified	Date of birth	Nationality	Date of first mandate	End of mandate (AGM)	Qualification
Joseph Kinsch Chairman of the Board of Directors, Luxembourg	2 May 1933	Luxembourger	15 February 2002	2006	Independent director
José Ramón Álvarez Rendueles Vice-Chairman of the Board of Directors, Spain, Madrid Director Gestavisión Telecinco SA	17 June 1940	Spanish	15 February 2002	2006	Independent director
HRH Prince Guillaume of Luxembourg, Luxembourg	1 May 1963	Luxembourger	15 February 2002	2006	Independent director
John Castegnaro Honorary Chairman of OGB-L, Luxembourg	3 November 1944	Luxembourger	15 February 2002	2006	Director representing the employees
Jean-Yves Durance Chairman of the Management Board of MARSH, France, Paris	28 July 1942	French	15 February 2002	2006	Independent director
Noël Forgeard Chairman and CEO of Airbus, France, Toulouse	8 December 1946	French	30 April 2002	2008	Independent director
Jean-Pierre Hansen Vice-Chairman of the Executive Committee of Suez, Belgium, Brussels Director Agbar ACEA Distrigaz Electrabel Fluxys	25 April 1948	Belgian	15 February 2002	2006	Non-independant director
Ulrich Hartmann Vorsitzender des Aufsichtsrats der E-ON AG, Germany, Dusseldorf Supervisory Boards IKB Industriebank AG (Chairman) Münchner Rückversicherungs – Gesellschaft AG RAG Aktiengesellschaft Deutsche Lufthansa AG. Director Henkel KgaA	7 August 1938	German	15 February 2002	2006	Independent director
Corporación JMAC B.V., represented by Ramón Hermosilla Martín	-	-	15 February 2002	2006	Non-independent director
Hedwig De Koker Chairman of the Board of Directors of Van der Veken Vastgoed SA, Belgium, Antwerpen Director Accentis N.V.	28 December 1955	Belgian	15 February 2002	2006	Independent director

NB: Only the mandates of listed companies are specified	Date of birth	Nationality	Date of first mandate	End of mandate (AGM)	Qualification
Manuel Fernández López Secretary General of Metal, Construcción y Afines de la U.G.T., Federación Estatal (M.C.A.- U.G.T.), Spain, Madrid	8 June 1947	Spanish	Co-opted at the Board Meeting of 12 November 2004 Appointment subject to ratification at the AGM 2005	2006	Director representing the employees
Michel Marti Former Secretary of CFDT, France, Broye	6 July 1947	French	30 April 2004	2008	Director representing the employees
Daniel Melin Chairman of EMEA South EDS, France, Paris	29 May 1944	French	15 February 2002	2006	Independant director
Edmond Pachura Chairman of UNAS, France, Paris	31 January 1934	French	25 April 2003	2006	Independent director
Francisco Javier de la Riva Garriga Executive vice-Chairman of Fertiberia S.A, Spain, Madrid	28 August 1945	Spanish	15 February 2002	2006	Independent director
Sergio Silva de Freitas Senior Vice President de Banco Itaù S.A., Brésil, São Paulo	16 January 1943	Brazilian	15 February 2002	2006	Independent director
Georges Schmit First Councillor of the Government, Ministry of the Economy and Foreign Trade, Luxembourg Director S.E.S. Global SA ARES SA	19 April 1953	Luxembourger	15 February 2002	2006	Non-independant director
Fernand Wagner Former CEO of ARBED, Luxembourg	24 February 1938	Luxembourger	15 February 2002	2006	Non-independent director

Following his resignation presented to the Chairman of the Board of Directors, Ignacio Fernández Toxo left his post as director on 12 November 2004.

The Secretary to the Board of Directors is Paul Junck,General Secretary of Arcelor.

The members of the Board of Directors held 99,118 shares of the company on 31 December 2004, not including Corporación JMAC BV which is a major shareholder with 22,738,890 Arcelor shares.

Role and authority of the Board of Directors

The Board of Directors has, within the limits of the laws and by-laws, the most extensive powers with regard to the administration and management of the company and with regard to the attainment of the corporate purpose.

It appoints the members and the Chairman of the Management Board.

Without prejudice to its legal mission, the Board of Directors, on the recommendation of the Chairman of the Management Board, sets strategic goals and the management board plan of the company and the Group, approves the resources for achieving these goals, oversees the implementation of the management board plan and the control of the company and the Group, and reports to the shareholders.

It decides in particular, based on a proposal of the Management Board:

- the annual financial statements of the company and the proposed distribution of earnings;
- the consolidated financial statements of the Group;
- the consolidated budget projections;
- the reports to be submitted to the General Meeting of shareholders.

It approves all major investments and all strategic operations.

Working procedures

The Board of Directors elects a Chairman from among its members, who has the powers granted by the bylaws and those granted by the Board. He represents the Board of Directors with third parties.

He maintains ongoing contact with all important shareholders of Arcelor in consultation with the Chairman of the Management Board.

He chairs the meetings of the Board of Directors.

Among his responsibilities, the Chairman of the Board of Directors must evaluate the major issues submitted by the Management Board to the Board of Directors in order to form his own opinion.

For this purpose, he maintains or develops the necessary understanding of the issues, challenges, developments and opportunities in Arcelor's various sectors through periodic consultation with the Management Board and its Chairman.

In general, the Chairman fulfils his responsibilities in the spirit of teamwork with the Management Board and its Chairman.

The Board of Directors may elect a Vice-Chairman from among its members who has the powers granted by the by-laws and those granted to him by the Board.

The Board of Directors meets six times per year and is convened by the Chairman. Further meetings may be called if the affairs of the company so require.

If the Chairman cannot attend, the Board is chaired by the Vice-Chairman or the most senior Director by age.

The agenda for the meetings is established by the Chairman of the Board in consultation with the Chairman of the Management Board.

The Chairman and the members of the Management Board participate in the meetings of the Board of Directors in an advisory role.

Other persons may be invited by the Chairman of the Board to participate in an advisory role in the discussion on a particular point of the agenda.

The Board is assisted by a Secretary appointed by the Board of Directors upon the recommendation of the Chairman. The Secretary of the Board attends the meetings of the Board of Directors and helps to prepare and draft the minutes. He does not have a vote.

The Board of Directors has a quorum only if a majority of its members are present or represented. Resolutions are passed by a simple majority of the validly cast votes.

However, resolutions of the Board of Directors bearing on the issuance, within the limits of the authorized capital, of shares or other securities that give or may confer the right to shares, require a two-thirds majority of the members present or represented. In the event of a tie, the Chairman shall cast the deciding vote.

Press releases regarding annual and consolidated financial statements or decisions made by the Group are submitted to the Board of Directors for approval, after advice from the Audit Committee.

Board information

It is the obligation of the Chairman of the Board, assisted by the Secretary of the Board of Directors, to provide the Directors with the appropriate information in preparation for each meeting based on the circumstances and the items on the agenda.

The Chairman of the Board of Directors ensures that the directors are given the principal information concerning the Group, particularly the financial analysis reports and the press releases.

Privileged information – operations affecting the Arcelor shares

At the beginning of each year the directors are informed about the rules concerning insider trading and the 'abstention' periods during which they must not undertake any operations on the Arcelor shares.

Beginning in 2005, AMF, the French market supervisory authority, will be informed about the operations affecting the Arcelor shares undertaken by the directors and the members of the Management Board when they exceed 5,000 euros per calendar year.

Confidentiality of information

Directors and any other person called to attend the meetings of the Board of Directors are bound by secrecy with regard to any information of a confidential nature of which they become aware as a result of their participation in said meetings.

This obligation of confidentiality remains in force even after they have left their positions.

Activity report

In 2004, the Board of Directors held 7 meetings with an average length of about 31/2 hours. The average attendance level of the directors was 89.7%.

At each of these meetings, the Board of Directors devoted one point of its agenda to Health/Safety issues covering all the sites of the Group, with an analysis of the frequency and seriousness rates and the serious and mortal accidents.

The Board of Directors accepted the resignation of Robert Hudry – Senior Executive Vice-President – and appointed Gonzalo Urquijo as Deputy Senior Executive Vice-President of Arcelor with responsibility for the DTT sector (Distribution – Transformation – Trading). The Board of Directors agreed to submit to the AGM on 30 April 2004 the candidatures of Michel Marti and Noël Forgeard to the post of director, to replace Messrs Lapeyre and Bouton, who had resigned. They were appointed for a full mandate of 5 years. At its meeting on 12 November 2004, the Board of Directors co-opted Manuel Fernández López to the post of director to replace Ignacio Fernández Toxo, who had resigned. This cooptation will be submitted to the AGM of 29 April 2005 for ratification.

The Board of Directors devoted its first session to examining the budget for 2004. It approved the annual accounts for 2003 as well as the accounts for the quarter and half year of 2004 at the three subsequent meetings. The directors were also informed about the abstention periods applying to operations on the Arcelor shares in 2004. The Board of Directors approved the stock-option plan for 2004.

Following the expiry of the first authorization given on 21 June 2002, the Board of Directors renewed its authorization to the Management Board to issue one or more bond loans for a total of 2 billion euros intended to optimize the Group's financial situation.

The Board of Directors approved the takeover of CST (Brazil) and the increased stake in the capital of Acesita (Brazil) as well as the financing of these operations by a new equity issue of 1.14 billion euros. The Board felt that these operations and the related equity issue would enable Arcelor to access new sources of growth and hence increase its cost effectiveness considerably. They will also enable it to integrate assets of high quality that will remain competitive for the long term and in which the Group has already made significant financial, commercial, technical and human investments.

The Board of Directors examined the Group's significant acquisitions and disposals such as the acquisition of DEAG Possehl (Germany) and of the sheet pile business of CORUS (UK), and the sales of Aciérie de l'Atlantique (France), IEE (Luxembourg), IMS (France), J&L and J&F (USA) and Thainox (Thailand).

The Board of Directors approved the reorganization of the shareholding of Arcelor in the Gonvarri Group (Spain) and the elimination of related small shareholdings.

The Board of Directors was informed about the adoption of the "Arco" plan in the Flat Carbon Steels sector which is designed to improve the competitiveness of the Arcelor factories in Asturias. This plan will generate large savings in costs and improve the management of the company, thanks in particular to the contribution of ideas by the employees. It will also enable the company to adapt the workforce to its real needs and raise the qualification level and technical expertise of the personnel.

The Board of Directors approved the Lux 2006 modernization plan for the Luxembourg steel factories which will devote €122m from 2004 to 2006, to which should be added the €170m already authorized for the construction of the new Medium Section Mill (MSM) in Belval whose test phase started at the end of 2004. The implementation of the Lux 2006 plan will enable the Luxembourg factories in the Long Carbon Steels sector to eliminate their productivity handicap and raise them to world class performer level. The Board of Directors was also informed about the progressive stoppage (to end of 2005) of the activities of the cold rolling mill in Dudelange (Luxembourg).

The Board of Directors approved major investments, such as the setting up of a Steel Services Center in Slovakia, the relocation of part of the Matthey activities to the Czech Republic, the extension of the coking plant and the installation of a dust-collection system in the Fos-sur-Mer factory (France), the renovation of the water cooling circuits of the continuous mill and the revamping of blast furnace 3 in the Dunkerque plant (France), as well as the relocation of the Saragossa plant (Spain).

The Board of Directors devoted an entire meeting to the group's strategy. It examined in detail recent developments in the international steel markets as well as the Arcelor positioning in the various markets and product segments.

The Board of Directors also devoted a specific meeting to reviewing the activities of Arcelor in the two years since it was created. The Board of Directors examined the progress made by the group in achieving the general and sector-specific objectives set for it. It compared the performance of the group with that of other firms in the sector in terms of production, cost-effectiveness, margins and trends in its principal financial indicators.

Finally, the Board of Directors discussed various subjects relating to the general environment of the group, sustainable development, the consequences of the introduction in Europe of the system for trading greenhouse gas emission permits, human resources, R&D, the macro-economic environment and the steel market.

Evaluation of the Board of Directors and its Committees

At its meeting on 29 July 2004, the Board of Directors decided that in 2005 it would make a formalized self-evaluation of its own functioning, as well as that of the Audit Committee and of the Appointments and Remuneration Committee. Henceforth, this evaluation will be carried out at least every three years, based on a questionnaire approved by the Board of Directors.

The self-evaluation questionnaire will cover six principal themes:

- the organization of the Board's meetings and their follow-up;
- the Board's composition;
- the Board's missions and the scope of its powers;
- the remuneration of the Board's members;
- the functioning of the Audit Committee:
- the functioning of the Appointments and Remuneration Committee.

4.2. The Audit Committee and the Appointments and Remuneration Committee

In the framework of the application of the principles of corporate governance, two Committees function within the Board of Directors.

4.2.1. The Audit Committee

Mission

The mission of the Audit Committee is to assist the Board of Directors in its role as controller of the company and the group. It also examines the yearly, half-yearly and quarterly accounts for the company and group, and comments on the accounting principles and rules and on the evaluation rules used by the company for drawing up these accounts.

Composition

Its members are:

- José Ramón Álvarez Rendueles, Chairman
- Hedwig De Koker, member
- Jean-Yves Durance, member
- Georges Schmit, member

Operating procedures

The Audit Committee is convened by the Chairman at least twice a year. It can also meet at the request of at least two of its members.

The agenda of the meetings is drawn by its Chairman.

The meetings have a quorum when at least three of its members are present.

It can collaborate with and/or invite to attend its meetings:

- the Chairman of the Board of Directors;
- the Chairman of the Management Board;
- the Senior Executive Vice-President Finance;
- the Accounts Manager and the Internal Audit Manager;
- the outside auditors;
- any other person whose contribution will be useful.

It is familiar with the internal audit work schedule and can request any document or information regarded as useful or necessary for carrying out its mission.

The work of the Audit Committee is documented in minutes drawn up by the Secretary and signed by the four members of the Audit Committee and its Secretary.

Activity report

The Audit Committee met 5 times in 2004. The average attendance rate of its members was 85%.

At these meetings, inter alia, the Committee:

- analyzed the financial statements for 2003 whose principal non-recurring items affected the consolidated income for that year, as well as the quarterly and half-yearly accounts of 2004;
- examined the consolidated budget for 2004.

The Audit Committee also analyzed the company's intervention strategy for the Arcelor shares, and proposed to the Board of Directors specific abstention periods linked to the publication of the results during the year.

It reviewed the financing activities of the group carried out via Arcelor Finance and Arcelor Treasury as well as the group's policy on insurance coverage. The Audit Committee likewise paid special attention to the accounting procedures, especially those relating to foreign exchange cover, non-ferrous metals and CO_2 emission permits.

It examined the 2004 program of the Business Risk Control unit and a detailed report from this unit mainly concerned with the risk mapping of the group that identifies the major risks for Arcelor, as well as a summary of audit reports carried out in 2003 and including recommendations on optimizing the internal control procedures.

The auditor provided the members of the Audit Committee with further information and explanations for each meeting.

At the end of each meeting of the Audit Committee, its Chairman presented an oral report to the Board of Directors which was included in the minutes of the Board meeting.

4.2.2. The Appointments and Remuneration Committee

Mission

The principal mission of the Appointments and Remuneration Committee is to submit proposals to the Board of Directors on the remuneration of the members of the Management Board, the appointment of new directors and members of the Management Board. It is also kept informed by the Chairman of the Management Board on the group's remuneration policy for its top managers.

Composition

Its members are the following:

- Joseph Kinsch, Chairman
- José Ramón Álvarez Rendueles, member
- Jean-Pierre Hansen, member
- Edmond Pachura, member

Operating procedures

The Committee meets at least once a year. It can also meet whenever its Chairman requests a meeting.

Its meetings have a quorum only when at least three of its members are present, including the Chairman.

It can work in collaboration with the Chairman of the Management Board or any other person whose contribution is regarded as useful.

Activity report

The Appointments and Remuneration Committee met 5 times in 2004. The average attendance rate of its members was 95%.

At these meetings, inter alia, the Appointments and Remuneration Committee:

reviewed the developments in the company's shareholding;

- drew up proposals for the Board of Directors on the remuneration of the members of the Management Board, the fixed and variable parts of it and stock options;
- submitted proposals to the Board of Directors on the appointment of new directors following the resignation of Mr. Lapeyre and Mr. Bouton which won the Board's approval and were ratified at the General Meeting of shareholders of April 30, 2004;
- submitted a proposal to the Board of Directors on the appointment of Mr. Urquijo to run the DTT sector following the retirement of Mr. Hudry, which the Board approved;
- submitted a proposal to the Board of Directors on the fee to be paid to the members of the Board of Directors for 2003. This proposal – approved by the Board of Directors – was ratified by the General Meeting of shareholders of 30 April 2004;
- drew up a draft questionnaire to be used for the self-evaluation of the functioning of the Board of Directors and its committees which was approved by the Board of Directors;
- drew up a proposal to classify the members of the Board of Directors according to the independence criteria adopted by the company which was approved by the directors.

At the end of each meeting of the Appointments and Remuneration Committee, its Chairman presented an oral report to the Board of Directors that was included the minutes of the Board meeting.

5. The Management Board

Composition

The Chairman of the Management Board and the members of the Management Board are appointed by the Board of Directors, based on a proposal of the Appointments and Remuneration Committee.

On 31 December 2004, the Management Board was made up as follows:

	Fonction	Date de naissance	Nationalité
Guy Dollé	Chairman of the Management Board, CEO	October 31, 1942	French
Jacques Chabanier	Senior Executive Vice-President Purchasing, R&D, Information Technology, e-commerce, Alliance with Nippon Steel	March 11, 1949	French
Jean-Yves Gilet	Senior Executive Vice-President Stainless Steels	March 9, 1956	French
Roland Junck	Senior Executive Vice-President Long Carbon Steels	November 10, 1955	Luxembourger
Paul Matthys	Senior Executive Vice-President Strategy, International Business Development	September 1, 1949	Belgian
Guillermo Ulacia	Senior Executive Vice-President Flat Carbon Steels	February 12, 1954	Spanish
Gonzalo Urquijo	Deputy Senior Executive Vice-President Distribution-Transformation-Trading	September 17, 1961	Spanish
Michel Wurth	Senior Executive Vice-President Finance, Management by Objectives	April 17, 1954	Luxembourger

Authority

The powers of the Management Board are defined by the Board of Directors. The following powers are delegated to the Management Board by the Board of Directors:

- definition and monitoring of the company's and group's strategic objectives and management board plan submitted to the Board of Directors after consultation with the Chairman of the Board of Directors;
- definition of the policies and resources for the implementation of this strategy; decisions other than those relating to current management are submitted to the Board of Directors for its approval;
- execution and control of decisions with monitoring of results.

Missions

The Management Board is a collegial body with shared values which embodies a reinforced sense of the group's identity and spirit.

In the framework of the powers delegated by the Board of Directors, the Management Board:

- is responsible for the performance of the group and its operational sectors;
- seeks to exploit industrial, financial and commercial convergences and synergies within the group and between the sectors;
- appoints the senior managers of the principal companies of the group;
- maintains relations with the state and local authorities and with the national and international professional organizations;
- coordinates public relations and ensures compliance with the group's corporate identity;
- proposes to the Board of Directors:
- the company's annual financial statements and the income appropriation proposal,
- the group's consolidated statement,
- the consolidated budget estimates,
- the reports to be submitted to the General Meeting of shareholders.

Code of conduct

The members of the Management Board adhere to the strictest ethical and professional standards and give each other mutual assistance in achieving their set objectives.

6. Remuneration

6.1. Board of Directors and Committees

Principles of the remuneration of the Board of Directors and Committees

Each year, with the approval of the ordinary General Meeting of shareholders, the Board of Directors is allocated an amount based on the dividend to be distributed to the shareholders. This amount – which makes up the Board's fee – cannot be less than €1m nor over €2m. If the amount to be distributed is insufficient, the minimum €1m is partly or wholly posted as an expense.

This amount is divided up between the members so that each director receives a share, the Vice-Chairman one and a half shares and the Chairman two shares.

Furthermore, the Board of Directors is allocated €36,000 for each of its meetings, to pay the attendance fees. This amount is posted as an expense.

The specific remuneration of the members of the Audit Committee and the Appointments and Remuneration Committee is as follows:

- €3,000 per member and per meeting,
- €4,500 per meeting for the Chairman.

These fees are posted as expenses.

Amounts allocated in 2004

Total remuneration *: €1,875,000 for 2004 of which €1,500,000 as director's fees (subject to approval by the General Meeting of shareholders) and €375,000 as attendance fees.

The Chairman of the Board of Directors participates in the company's stock option plan**:

	Total number of options allocated	Exercise price	Exercise period
2003 Plan	51,395	9.67	from July 1, 2006 to June 30, 2010
2004 Plan	51,395	13.11	from July 1, 2007 to June 30, 2011

6.2. Management Board

The remuneration of the Chairman and members of the Management Board of Arcelor is fixed by the Board of Directors, based on a proposal by the Appointments and Remuneration Committee.

Principles of remuneration

The remuneration of the Chairman and members of the Management Board breaks down as follows:

- a fixed annual fee,
- a bonus based on the results,
- stock options.

All the director's fees received by the Chairman and the members of the Management Board were returned to the company.

Fixed annual fee

It is determined on a net basis after social security charges and standardized taxes in order to take into account the countries in which the members of the Management Board do business and reside.

Bonus

The bonus of the Chairman and members of the Management Board is based on the following rules:

- one third based on the year's results in the RCE (Return on Capital Employed) and FCF (Free Cash Flow) financial indicators, paid in cash; one third based on the year's results in the RCE and FCF financial indicators converted into Arcelor shares priced at the average market price for the 30 calendar days before the General Meeting of shareholders1:
- one third is linked to the moving average of the same indicators in the current year and the two previous years.

The maximum amount of the bonus before applying the individual performance coefficient of 0.8 to 1.2 is 75% of the net annual remuneration

Stock options

The Chairman and the members of the Management Board benefit from the 5-year stock option plan decided at the General Meeting of shareholders of April 25, 2003 and enacted by the Board of Directors on May 15, 2003. The number of options granted each year is decided by the Board of Directors.

* *Including for the members of the Board Committees.*

** *In order to preserve the rights of the beneficiaries following Arcelor's capital increase in July 2004, the Board of Directors approved an adjustment to the 2003 and 2004 stock option plans:*

- for the Arcelor 2003 plan, the new year's price is 9.67 euros (instead of 9.94 euros before the capital increase); the number of options allocated was 1,300,000 and is now set at 1,336,282 options.

- for the Arcelor 2004 plan, the new year's price is 13.11 euros (instead of 13.48 euros before the capital increase); the number of options allocated was 1,195,000 and is now set at 1,228,361 options.

AMOUNTS ALLOCATED IN 2004

	Gross annual remuneration *in euros*	Gross annual bonus [a] *in euros*	Number of stock options allocated
Guy Dollé	610,000	653,000	51,395
Other members [b]	2,763,800	2 357,000	267,254

a. These shares must be held for at least 4 years.
b. This is the 2004 bonus linked to the 2004 results, in compliance with the rule mentioned above.

The table below gives details of the allocation of stock options for 2003 and 2004:

	2003 Plan			2004 Plan		
	Total number of options granted	Exercise price	Exercise period	Total number of options allocated	Exercise price	Exercise period
G. Dollé	51,395	9.67	from July 1, 2006 to June 30, 2010	51,395	13.11	from July 1, 2007 to June 30, 2011
Other members [a]	287,812			267,254		

a. The 2003 plan: J.Chabanier, J.Y.Gilet, R. Hudry, R.Junck, P.Matthys, G.Ulacia, M.Wurth.
The 2004 plan: J.Chabanier, J.Y.Gilet, R.Junck, P.Matthys, G.Ulacia, G.Urquijo, M.Wurth.
Furthermore, the members of the Management Board held 88,767 shares of the company on December 31, 2004.

7. Dual-signature principle

The company has adopted the dual-signature principle for its representation needs. Notwithstanding the representation authority conferred by law on the Board of Directors, the company is liable towards third parties only with the joint signature of two holders of the power of signature. All the holders of the power of signature are designated by the Board of Directors which also determines the scope of their power.

8. External Auditor

In accordance with the Luxembourg law on commercial companies, the consolidated financial statements and the individual company statements are certified by an auditing firm that examines the accounts, the method of preparation and the group's internal control procedures.

Following an open bidding process, the General Meeting of shareholders held on April 26, 2002 – based on the proposal of the Board of Directors – appointed the auditing firm KPMG as auditor for Arcelor. Its term will expire at the General Meeting of shareholders that will vote on the accounts for the 2004 financial year.

As proposed by the Board of Directors, the General Meeting of shareholders of April 30, 2004 prolonged the contract of KPMG to audit the accounts of the Arcelor company and the consolidated accounts of the Arcelor group until the General Meeting of shareholders that will vote on the accounts for the 2005 financial year.

The fees of this auditor, the members of its network and other auditors hired by the group amounted to €10m in 2003 and 2004. The other services provided by KPMG accounted for less than 10% of that amount.

B. INTERNAL CONTROL PROCEDURES

1. Objectives of internal control

Internal control is an integral part of the Arcelor group's corporate governance strategy.

The internal control procedures are designed to assist the management of the group in identifying and managing risks by putting at its disposal a reference tool for risk management and by verifying compliance with the procedures.

The purpose of internal control is to ensure:

- compliance with the laws, regulations, standards, internal rules and contracts,
- the protection and preservation of the group's assets,
- the exercise of optimal control over the sectors and companies within the group,
- the reliability and integrity of the accounting system and the financial and operational information,
- the achievement and optimization of the group's objectives,

• the prevention and management of risks that might prevent the achievement of these objectives.

Hence, internal control contributes to the company's goals regarding performance and cost-effectiveness. But, however well conceived and applied these procedures may be, internal control, like any other control system, cannot preserve a company totally from human error.

2. Organization principles of internal control

The organization of the Arcelor group is characterized by the principle of subsidiarity. The Management Board formalizes and communicates its vision for the company and oversees its implementation. It is assisted by the Corporate departments in its strategy, management and governance functions.

The elements of this vision include Arcelor's Principles of Responsibility. Drawn up by a team of top level executives and managers, the principles were validated by the Management Board and widely circulated among executives and managers. In 2004, all the employees of the group were made familiar with these principles.

In accordance with the principles laid down above, the responsibility for the design and implementation of an internal control mechanism and procedures rests with the Management Board, as delegated by the Board of Directors. Furthermore, the organization, application and monitoring of these internal control procedures and, hence, the company's risk management, are the responsibility of the operational sectors.

Since the general approach of the Arcelor group to internal control is based on the risk management process, the group devised a specific action plan in this area. It involves the implementation of a continuous process, the Business Risk Control (BRC) process, the purpose of which is to help the different players in charge of operations at all group levels to progressively adopt the best internal control practices to deal with the risks that threaten the activities for which they are responsible.

In outline, the BRC process can be described as a series of activities designed to:

• periodically identify, in cooperation with the operational sectors, the level of risk inherent in the various business activities, taking into account the existing internal control mechanism (internal control mapping);

• design, with the group's specialists, the homogeneous manual of best practices for managing the risks inherent in the different processes (internal control engineering);

• make the manual available to the operating personnel for them to internalize the practices (internal control distribution);

• periodically and independently verify that the operating personnel are complying with the manual (internal control review);

• provide management and the Audit Committee of the Board of Directors with an independent opinion on the overall level of internal control to deal with the risks inherent in the various activities (internal control communication).

3. Operating procedures

With regard to the specific functioning of the Arcelor group's internal control mechanism, it should be noted that the various Corporate departments have drawn up a set of rules, internal directives and procedural methods covering in particular the areas of finance, accounting, management control, legal matters, human relations, health and safety, environment, purchasing, information systems, communications, internal audit and risk management, which are implemented in all sectors and companies of the group, and are regularly updated.

Two examples are the following internal control and risk management processes:

3.1. Legal internal control procedures

The control performed by the Arcelor Legal Department over the activities of Arcelor and its subsidiaries derives from the group's general organization principles, particularly from the definition of the general mission of the legal function in Arcelor.

In order to optimize coverage of the legal risks and contribute to the group's development, the internal control system set up by the Legal Department includes the following procedures:

• all major contracts creating liability for companies of the group must be approved by the Legal Department;

• in the event of a new dispute or the risk of a dispute, group companies must refer the matter to the Legal Department, which will decide on the strategy to follow in each case;

• more specifically, the Legal Department will review ongoing disputes involving over €500,000 in a litigation report updated every 6 months;

• any use of legal subcontracting (lawyers, outside counsel) must be notified in advance to the Legal Department which will advise on the appropriateness of the choice and its modalities, and will organize this subcontracting according to a group procedure;

• legislative or regulatory developments that could have repercussions on the group's activities and on the obligations of subsidiaries and/or their managers are constantly monitored by the Legal Department, which will take appropriate measures;

• a team dedicated to monitoring the Arcelor group's subsidiaries and holdings carries out a review of the legal documentation it receives with regard to corporate law and the structure of the operations and corrects any irregularities detected.

3.2. Internal control procedures for group financing

The financial risks (foreign exchange, rates, metals, energy) are managed centrally by the Trading Room in accordance with the procedures approved by the Audit Committee and whose application is audited regularly. In particular, the dollar exchange risk is managed with regard to the coverage of purchases of raw materials (ore, coal, etc.), essentially in the Flat Carbon Steel sector, in application of a specific decision of the Management Board.

Liquidity risks are managed by Arcelor Finance with the aim of having constant access to a volume of confirmed bank credit lines in order to be able to deal with any lasting upheavals (over 12 months) of the financial market.

The allocations of financial resources within the Arcelor group are controlled by a Financing Committee consisting of:

- the Senior Executive Vice-President Finance (CFO);

• the heads of Finance, Management Control, Mergers & Acquisitions and group Operations;

• representatives of the sectors concerned on a case-by-case basis.

The role of the Financing Committee, clearly laid down in the internal procedures approved by the Audit Committee of the Board of Directors, is to:

• allocate financial resources to group companies and determine the terms and conditions thereof;

• review the balance sheet structure of the companies:

• approve the financial operations decided by the sectors and business units.

The Financing Committee met 12 times in 2004 and approved the allocation of €3.2b in capital resources, long-term loans or short-term lines of credit.

Each lending or borrowing operation is covered by a written contract. Any utilization of short-term lines of credit with Arcelor Treasury SNC is continually computer-monitored.

All financial operations are systematically subject to an AFO – Authorization for Financial Operation.

The decision-making level is defined in the procedures and each decision is included in the monthly financial reporting.

3.3. Internal control procedures for the preparation and processing of accounting and financial information

The consolidated quarterly financial information is produced by the group's Accounting Department of the basis of a general calendar that takes into account the requirements of the markets on which the group is listed (target date) and the group's internal validation and approval process (Management Board, Audit Committee, Board of Directors, General Meeting of shareholders).

The tracking and processing of the accounting information collected from the consolidated entities is organized according to the principle of the division of labor between the local entities that are responsible for the reporting package, including all restatements to ensure conformity with the group's accounting standards, and the Accounting Department which carries out the review and ensures that all information is included in the consolidated accounts.

At each quarterly closing, the local entities attest that they assume responsibility for putting together their reporting package in compliance with the group's accounting rules and procedures via a letter of declaration sent to the Arcelor Senior Executive Vice-President Finance.

The review of the quarterly financial and accounting information sent by the local entities undertaken by the Accounting Department covers several levels of analysis and includes detailed systematic controls of each individual reporting package, cross-level analyses and reviews of the various consolidated statements.

The reporting packages are also subject to periodic review procedures (half-yearly and/or yearly) by the local external auditors in the framework of the audit of the group's consolidated accounts.

The financial and accounting information produced by the local entities is also subject to ad hoc thematic controls by the BRC.

Arcelor has chosen a single, centralized information system (Carat software package) that is common to all accounts and management control departments for the preparation of the consolidated quarterly information and the monthly reporting indicators. It is used by most large European groups, including 90% of the groups in the CAC 40 in France. It allows for integrated, standardized, secured and totally automated data and processing.

The consolidated quarterly reporting is prepared within a consistent procedural framework that includes the reference documents made available throughout the group (the Reporting and Consolidation Manual detailing all the group's accounting and valuation rules, and the Information System's User's Manual) and annual training programs designed for the local entities.

To complement this general process, Arcelor set up a group Accounting Compliance team in the Accounting Department whose objective is to define and develop a standardized and secure accounting environment for the consolidated financial statements. To this end, the group Accounting Compliance team has established a network of expertise (two group experts and eleven local experts) whose role is to roll out the communication and application of the accounting policies adopted by Arcelor.

In 2004, the team drew up six major procedures (new or revised) designed to develop the procedural framework (reference documents) and keep up with the changes introduced in international accounting standards. These developments were presented in detail in training seminars held for local accounts managers.

In addition, the Accounting Department and its network of expertise adopted in 2004 a proactive policy of distributing information to the group's financial reporting players through sessions devoted to future short and medium-term changes in the group's accounting policy.

The Accounting Department cooperates fully, in all its functions, with the many other internal departments. Some work is recurring as part of periodic cross-level reporting (with the departments of Management Control, Taxation, Environment, Legal Matters, Treasury and Human Resources), or involves occasional operations related to current projects, for example with the Mergers and Acquisitions Department.

The group's consolidated financial statements are subject to a six-monthly review by the outside auditors, in compliance with Luxembourg law and the market regulations in force in the countries where Arcelor is listed for trading.

3.4. Internal control procedures for Management Control

The work of the group's Management Control is guided by its principal objectives, namely:

- the collection, analysis and explanation of the results achieved, compared with the objectives set for the Arcelor group and its principal components;
- forecasts of short and medium-term developments;
- recommendations for corrective actions.

As mentioned above, the group has opted for a single, centralized information system so that the Management Control Department prepares its reports essentially from the same database as is used for the consolidation reporting. The action taken by Management Control is documented in particular through the application of the following procedures:

- procedure for drawing up and approving the annual budget and the business plan procedure currently being improved and revised;
- procedure for monthly reporting;
- procedure for analyzing variations and calculating efficiency gains;
- procedure for quarterly forecasts;
- procedure for monitoring the working capital requirements;
- procedure for authorizing industrial investments in cooperation with the Strategy Department.

These procedures require close cooperation between the management controllers operating at group level, sectors of activity, business units and individual companies. They specify the roles and the responsibilities at each control level in the overall control framework.

Based on the procedures listed above, the Management Control Department draws up the following documents intended for the group's Management Board:

- report on the year's budget;
- monthly report on the results of the group and its principal components, including analyses of variations and efficiency gains;
- quarterly forecast of the group's activity in the coming quarters;
- monthly report on developments in working capital requirements and management actions relating to them;
- six-monthly report on the Industrial Investment Authorizations and the industrial investments undertaken in cooperation with the Strategy Department.

The management controllers working at different levels of the group also produce specific reports for the use of the different Departments, in compliance with the group procedures.

3.5. Internal control procedures for the definition and implementation of the strategy

The definition of the group's strategy fits into an annual cycle. The two high points of this cycle are the two strategy seminars of the Management Board, each lasting 1 to 2 days, held in January and July-August.

The summer strategy seminar is more focused on the medium and long-term prospects of the steel environment and the definition of guidelines for the group. It examines aspects of the long-term development of our basic markets in terms of demand, and looks into proposals on how to adapt our commercial and industrial product mix. It defines choices and guidelines for geographic growth and developments in our product ranges.

The winter strategy seminar is mainly devoted to carrying out a review of all the current strategic projects. This simultaneous analysis of all the strategic projects in the light of the foreseeable medium and long term environment and also the likely short-term developments, enables the Strategy Department to verify that they fit into the defined group strategy.

Every November, a Board of Directors meeting is devoted mainly to strategy and to validating both the overall trends and the individual projects.

The important decisions concerning each strategic project are taken first by the Management Board and then by the Board of Directors in the light of their maturity and urgency.

The strategy process draws on procedures used in the framework of various structures:

- the group's development over 3 years is analyzed in the Business Plan drawn up by Management Control at the same time as the budget (the procedure for drawing up the Business Plan is currently under review);
- the 3-year investment plan is drawn up jointly with Management Control;
- the industrial investments are covered by a structured procedure undertaken jointly with Management Control;
- the investment forecasts require six-monthly authorizations for both funding commitments and cash disbursements throughout the group and in each sector. These authorizations are delegated to the Senior Executive Vice-Presidents in charge of sectors, with the possibility of sub-delegation depending on the amounts involved;
- investments whose total outlay is over €12m (€6m when they concern R&D or the information systems respectively) require the approval of both the Management Board and the Board of Directors.

3.6. Internal control procedures for internal and external communication, particularly those aspects involving image risk management

Among the identified risks, the risk involving the image of the Arcelor group is managed by the Corporate Communication Department which has drawn up a policy for managing this risk, consisting of proactive and preventive measures.

The proactive and preventive measures include:

a) internal literature:

one of the missions of the Corporate Communication Department in the prevention of risks is to provide reference documents internally that can be used for external communication and by employees of the group in communicating with outside contacts. To this end, systematic circulation procedures have been set up. They concern in particular: press releases, documents on the financial results, and the Accents newsletter and Accents magazine intended for the 350 top managers, i.e. for communicators working in the field. A mass of information can be consulted by the 20,000 employees with access to the intranet portal;

b) strategy messages and Corporate positions:

the principal departments of the group whose role is to communicate with outside contacts are International Business, Investor Relations, Strategy, Mergers and Acquisitions, Sales, R&D and Human Resources. By **jointly** drawing up **strategy messages**, the risk of clashes between the messages communicated to the outside world is reduced;

c) crisis communication:

A crisis is defined as an unexpected and untimely event whose suddenness, seriousness and/or consequences may cause direct or indirect harm to the company's image at local or group level. A procedure and a series of measures have been devised to handle crises and better prepare the communicators:

- the Corporate Communication Department is immediately informed via the alert network it has set up. Its role is to assist and advise. The Corporate Communication Department remains on standby to handle crises 24 hours a day and 365 days a year (hotline).
- all the Arcelor entities were called on to draw up a crisis communication plan. This document includes:
- the list of identified local risks that could damage the group's image;
- the particulars of the entity's risk manager and the members of the emergency committee;

• the identity of the spokesperson(s) authorized to communicate to the outside world;

• the organization of the hotline service to handle crises 24 hours a day and 365 days a year.

• in order to help the industrial sites manage crisis situations, training courses are organized for identified employees (the first was held at the Arcelor University in June 2004:

• in order to increase the reactivity of the sites, the Corporate Communication Department will collect and circulate information about crisis handling on Crisis Descriptions, available on the intranet since early 2005. These descriptions should help to prevent future crises futures or improve their management.

The corrective measures:

a) the crisis communication management procedure:

In a crisis situation, the Management Board and the Corporate Communication Department are informed via the established procedure:

• the entity concerned assesses the crisis level (classification in three levels);

• the Corporate Communication Department is alerted via the crisis hotline, on standby without interruption;

• a brief report on the situation is given to the people concerned, referring to the alert form, and regular updates are provided;

• depending on the level of seriousness of the crisis, a central emergency committee involving the CEO or his deputy is activated to manage the crisis;

b) media monitoring:

Corporate press relations constantly monitor the media. A press review is issued every morning before 9.00 a.m. and is then published on-line on the intranet portal and sent by internal post or e-mail to the people concerned. The press review is a selection of articles from 25 national dailies in the principal countries where the group operates. Furthermore, partner and contact communication agencies in certain countries, as well as some subsidiaries, monitor the media in their country and pass on relevant information;

c) the communication teams:

A list of the people authorized to meet the press is available: all the communicators do not cover the same subjects.

The group sectors and entities communicate only on the subjects relating to their internal communication and on the external communication themes connected to the scope of their activities (product range, marketing activity, etc.);

d) reactive press relations:

In a situation impacting on the company's image, failure to communicate may constitute a real danger: thus, the press relations unit of the Corporate Communication Department has set up a reactive mechanism for reaching journalists with an e-mail address and a telephone number accessible 24/7 during difficult periods.

All the interviews with members of the Management are prepared and followed by a member of the Corporate Communication Department to guide, assist and ensure that they go smoothly.

3.7. Internal control procedures for managing human resources

Arcelor has accepted the need for a regular analysis of the risks incurred in the area of human resources. The principal risk foreseen in 2004 involved the company's obligations vis-à-vis its retired employees. A review of all the pension schemes (whatever their nature, for all categories of personnel) was undertaken by the Group Human Resources Department, assisted by the Human Resources Departments of the sectors and companies and of the Finance Departments concerned. It enabled the Group HR Department to validate the provisions posted in the accounts and to set up a plan for the systematic transformation of the existing schemes from 'defined payout' to 'defined contribution' schemes. This transformation will make it easier to determine the company's long-term obligations.

Moreover, for the other human resource management processes, the principle of cross-level reviews has been adopted. Thus, the monitoring and consolidation of personnel are undertaken via the group's existing consolidation processes. The HR processes (selection, promotion, career development, etc.) are handled by collegial procedures via the career committees on which the employees concerned depend.

In 2005, the Group Human Resources Department launched the process of continuous improvement: communication of the job reference system to all the parties involved, internal audits and improvements introduced with the help of the BRC structures.

3.8. Internal control procedures for managing the environment (ISO 14001)

Objectives

The purpose of these internal control procedures is to assist the group's management to identify and manage environmental risks linked to the production sites and the products marketed.

Internal control operating procedures

Internal control is based mainly on the introduction of a system of environmental management and environmental procedures at group level, the standardized collection of a minimum of environmental data and the prevention and control of environmental risks.

Compliance with regional environmental laws, regulations, decrees and standards:

All the group's production sites have been instructed to introduce the ISO 14001 environment management system.

The ISO 14001 certification system identifies the aspects of an operation carrying significant potential risks for the environment and enables them to be taken into account for the definition of environmental objectives. Hence, compliance with the ISO 1400 environment management system indicates a high level of control of environmental risks. Annual external ISO 1400 audit reports are required from all the certified sites to evaluate how well their environmental risks are under control. The reports are analyzed and the regulatory non-compliances are noted. A list of them is drawn up and monitored in the light of the corrective plans implemented. In this way, the risks involving the environment are correctly handled by the sites.

The Corporate Environment Department also carries out ad hoc environmental audits on production sites.

The reliability and integrity of environmental information:

A monitoring plan (collection of environmental data) has been set up on all the group's production sites. The plan defines the parameters to be measured in the production units and their frequency. This enables the group to assess its environmental performance, establish benchmarks for equivalent activities on the different sites, and improve our environmental results.

The prevention and management of environmental risks:

• Through its participation in the work of the European Committee for the revision of BAT-BREF, the Corporate Environment Department can compare the techniques used with those classified as the Best Available Techniques (BAT) for the environment:

• All the large investment projects are submitted to the Corporate Environment Department which verifies that the techniques proposed are classified as at least BAT.

Protection of the natural heritage:

A procedure for assessing soils and ground water has been drawn up. Applied in different stages to all the production sites, it enables them to evaluate the quality of the soil and water and identify the corrective measures required.

Communication procedures:

A communication procedure has been devised to ensure appropriate communication in the group of all subjects and risks linked to the environment. It defines the documents, actions and events that the production sites must supply to the Corporate Environment Department and which the latter must supply to the sites. All the documents involving the environment are listed: key performance indicators, ISO 14001, investments, publications, incidents, research and legislation.

3.9. Internal control procedures for managing company mergers, acquisitions and transfers

As the Arcelor Group Investment Banker acting on behalf of the group and sectors that are the beneficiaries, and with the aim of steering the projects for mergers, acquisitions and asset transfers, the Mergers & Acquisitions Department (M&A) operates in full cooperation with the International Business Development Department of the Strategy Department, with the sectors and, via the sectors, with the group's business units. These projects can be generated by the group's or sector's strategy or externally, i.e. originating in investment banks and M&A consultancies and agencies.

In its role as internal investment banker, the M&A Department undertakes the following missions:

• evaluation of the investment and disinvestment proposals for the Management Board, the Senior Executive Vice-President Strategy and the Senior Executive Vice-President Finance;

• negotiating the partnership conditions with third-party stakeholders, as well as shareholding terms of sale and purchase:

• regular reporting to the Management Board on all the M&A projects (acquisitions and disinvestments) conducted at group and sector level:

• advising the Senior Executive Vice-President Finance on the financial strategy to be followed by the group in this area.

An authorization procedure for financial investments and disinvestments is being distributed to regulate the relations between the group, represented by its Corporate M&A Department and the sectors, the business units and the companies making up the group. This procedure lays down the content, frequency and information channels, the delegation thresholds and the instruction/authorization levels, the principles for appointing outside consultants, the principles and methods for monitoring the expenses relating to each operation or project, as well as for carrying vulnerability management, data backups, intrusive codes (viruses, etc.) and functioning continuity maintenance.

Alongside these security policies targeted mainly at the group's IS/IT departments, a charter laying down the best uses of computing tools targeting the internal and external final users has been drawn up with the Legal, IT, Labor Law and Human Resource departments.

As regards applications, the group's financial and reporting tools are consolidated via a single software package. Most of the financial back-office systems forming part of it are based on ERPs for sharing skills, especially for setting up authorizations and harmonizing practices. Ongoing projects in different group entities are designed to replace the specific applications by an ERP. In addition, convergence studies will be carried out in 2005 with the aim of simplifying and reducing the number of systems concerned in the years to come. Finally, as regards the reference systems, particularly those for suppliers, a study will be carried out in early 2005 aimed at setting up a single reference system at group level and facilitating the sharing of knowledge of supplier risks.

3.12. Internal control procedures in Health & Safety

The Chairman of the Management Board is in charge of Health & Safety matters and he chairs a Health & Safety Strategic Committee comprising all the members of the Management Board.

This committee meets at least twice a year, particularly in Autumn to approve the action plan for the coming year. This plan is widely circulated and sets guidelines for the Health & Safety Department throughout the year.

A monthly reporting is drawn up and presented to the Management Board. It sets out the safety results in terms of the seriousness and frequency levels, the distribution and sector trends. The mortal accidents occurring on our sites (group employees or joint-venture employees) are monitored and analyzed individually, including, since January 2004, the amounts of claims submitted to insurance firms.

Serious accidents are reported to the Management Board and these reports are put regularly on the agenda of the Board of Directors.

Each year, the Chairman of the Management Board makes visits to the sites to look into their Health & Safety problems. After the "Safety Thursdays" organized in 2003, our efforts in 2004 focused on the problems of industrial safety and reliability.

This reporting is also communicated to the trade union representatives, in particular to the members of the European Works Council, and a special session chaired by the Chairman of the Management Board is devoted to it during the plenary meetings.

Safety monitoring operations are organized throughout the year:

• all the serious incidents and accidents are reported and circulated in real time (Crisis Descriptions);

• apart from the meetings of the Chairman of the Management Board in the factories, each Health & Safety committee (Safety, Industrial Safety, Health in the Workplace, Product Security) chaired by a Vice-President meets at least three times a year. Each committee comprises representatives of various countries and sectors. Ongoing actions are monitored and new proposals are discussed;

• the specific plan of investments in Industrial Safety (especially fire protection), validated by the Management Board, is monitored on a monthly basis by the Industrial Safety Vice- President and in close liaison with the Insurance Department. The Vice-President oversees the industrial safety audits carried out by both the auditors and the authorized representatives of the insurance firms;

• the Safety Vice-President organizes and monitors the internal audits carried out on the sites.

In 2004, a special operation was launched with the European Works Council: it began with a Health & Safety Convention in Bilbao, followed by a 12-point action plan. These actions were monitored by the various Senior Executive Vice-Presidents in charge of actions and a final report was drawn up at the plenary meeting at the end of the year.

4. Evaluation of the internal control procedures

The evaluation of the relevance and compliance with the internal control procedures is carried out by the Business Risk Control (BRC) function.

The BRC's mission is to provide independent and objective assistance to the operating personnel in reducing their risks through internal control. In this context, it evaluates the relevance and effectiveness of the risk management system to determine whether the controls carried out by functional and line managers provide reasonable assurance that the objectives of the group will be met.

The mission and the modalities of the BRC process have been formalized in the BRC charter that covers the group's complete organization. It was approved by the Management Board and the Audit Committee of the Board of Directors and is based on compliance with the International Standards for the Professional Practice of Internal Audits and the Code of Ethics issued by the Institute of Internal Auditors (IIA).

The implementation of the BRC process is based on the application of a unique methodology and policy applicable to the whole group, and its activity is carried out on the basis of an annual BRC plan approved by the Management Board and submitted to the Audit Committee of the Board of Directors, both of which monitor implementation.

The group BRC Department is answerable to the Management Board and the Audit Committee of the Board of Directors for the entire process. It reports directly to the Chairman of the Management Board and is assisted in its tasks by four BRC managers in the operating sectors with whom it has very strong functional links.

5. Operating procedures of Business Risk Control

The application of the Business Risk Control (BRC) process, which covers risk monitoring and management as well as internal audits, may be summed up as follows:

5.1 BRC activities in risk management

At sector level (and business unit level) the BRC functions of the sectors set up in 2002 and 2003 a series of missions to assist line managers in risk management, principally by initiating the risk mapping of sectors and business units based on the following approach:

- identification of major risks;
- evaluation of risk impact and probability:
- determination, in coordination with the line managers, of action plans to deal with major risks;
- monitoring the development of risk management levels and the application of action plans.

In the 3 industrial activity sectors – Flat Carbon Steel, Long Carbon Steel and Stainless Steels – the major risk mapping actions were mostly based on the methodology of risk workshops. These risk maps were distributed to the business units in order to draw up the action plans and schedules, before being discussed and approved by the management organizations of the sector.

With regard to the DTT sector, the risk management approach was based on the self-evaluation methodology using a reference grid for the principal risks identified at sector level. This self-evaluation program, which by its nature takes a longer time, led to the drawing up of action plans for the major risks that were inadequately covered.

All the risk mapping results were presented to the Management Board, which analyzed them critically. Although of undeniable value at sector and business unit level when the action plans and updates are constantly monitored, the Board found that this risk mapping remains a sector-based management tool because the results cannot be consolidated automatically at group level.

The sectors did not present updates of their risk mapping results in 2004. However, they continued to monitor the implementation of the action plans. Moreover, they agreed to apply the evaluation of the internal control of major group risks launched by the Corporate BRC.

At Corporate BRC function level, the efforts to map sector risks were actively supported and monitored, above all as regards the methodologies applied. Based on the detailed analysis of the risk mapping results and the conclusions drawn by the Management Board, an approach was adopted for the identification of group risks and set up in close liaison with the Management Board. The approach was mainly based on using the mapping results of the sectors and business units and on the identification and taking on board of other external and internal factors that have a considerable influence on the risk environment and the group's objectives. In addition, this initiative in risk identification was complemented by setting up a mission to assess the internal control of the group's major risks, carried out in close cooperation with the BRC – Sectors.

The results of this analysis were presented to the Management Board which then decided on which action plans to set up. The details of the study and its conclusions were communicated to the external auditor.

In the framework of its assistance for risk management, the objective of the BRC process is to create added value, notably by identifying the places in the organization where internal control must be reinforced in order to better control the risks, and by making recommendations on how to improve and optimize its effectiveness.

5.2 BRC internal audit activities

At sector level, the implementation of the BRC process in the sector and the business units is adapted as far as possible to the specific nature of the sector's organization, while complying with the independence constraints and the BRC charter. The internal audit activity is based on an annual Audit Plan drawn up by the manager of the sector's BRC function and a procedure that takes the following factors into account:

- analysis and conclusions of the risk mapping results:
- analysis of the key performance indicators:

• results of the previous internal audit missions:

• requests from the sector Management Committee or BRC Corporate function:

• experience of internal auditors:

• identification of specific needs via interviews with functional and line managers.

The proposal of the annual audit Plan is submitted to the sector Management Committee for its approval and subsequent incorporation in the annual audit Plan for the group prepared by the BRC Corporate function and submitted to the Management Board and the Audit Committee of the Board of Directors for their approval.

The audit missions carried out during the year are mostly based on the initial annual audit Plan. But this plan can be reviewed and modified with the approval of the sector's management in the light of the mission results, specific requests (ad hoc and/or emergency missions) or changes in the appreciation of risks.

The audit missions are summed up in reports distributed to the audited personnel and their managers. The aim of the recommendations made is to improve and optimize the internal control and risk management system by establishing best practices in internal control and hence creating added value.

The missions in the sectors may be of several types, i.e.

• audits of entities: evaluation of the internal control of the biggest risks and the most exposed processes;

• audits of processes: evaluation of the internal control of the principal risks identified;

• ad hoc audits: at the special request of the management and/or emergency ones;

• monitoring missions: auditing the implementation of previous audit recommendations;

• cross-level audit missions at sector level;

• support to group-wide missions initiated by the BRC Corporate function.

The sector's BRC manager submits a quarterly reporting on the progress made and the principal problems encountered which is passed on to the BRC Corporate manager for inclusion in the group reporting.

At BRC Corporate function level, the main activities are missions on 2 levels, i.e.

• internal audit missions relating to the «Other activities» sector, i.e. all the activities of the group not forming part of one of the 4 operating sectors. In this context, the functioning is identical to that of the activity of the BRC sector functions described above:

• typically group BRC activity which, apart from running and monitoring the BRC network (monitoring methodology, making tools available, BRC meetings, etc.), covers the preparation of the annual BRC Plan for the group which is submitted to the Management Board and Audit Committee of the Board of Directors for their approval: the group BRC Plan for 2004 was approved by the Audit Committee of the Board of Directors at its meeting on Thursday March 18, 2004.

Market information and financial information policy

As at 31 December 2004, Arcelor's capital was made up of 639,774,327 fully paid-up common shares with a value of € 3,198,871,635 euros.

SHARE CAPITAL DISTRIBUTION

To the best knowledge of the Board of Directors, the principal shareholders as at 31 December 2004 were:

Shareholder	Number of shares	Percentage of capital	Percentage of voting rights
Public	521,341,030	81.49 %	85.05%
Treasury stock	26 802 407	4.19 %	0.00 %
Luxembourg State	35,967,997	5.62 %	5.87 %
J.M.A.C. B.V. (Aristrain)	22,730,890	3.55 %	3.71%
Walloon region (SOGEPA)	20,541,973	3.21 %	3.35%
Employees	12,389,855	1.94 %	2.02%
TOTAL	**639,774,327**	**100.00%**	**100.00%**

MARKET INFORMATION

Listing

Arcelor shares are listed on the Luxembourg Stock Exchange, on the Premier Marché of Euronext Brussels, on the Premier Marché of Euronext Paris and on the stock exchanges of Madrid, Barcelona, Bilbao and Valencia. An ADR (American Depositary Receipt) 144A program is active in the United States since 15 March 2004 with Bank of New York acting as depository.

Indices

Arcelor is one of the companies listed on the CAC40, EURONEXT 100, FTSEurofirst 80, IBEX 35, LuxX and SBF 120 indices. Recognized for its commitment to sustainable development, the group is on the socially responsible FTSE4Good Europe index and the Ethibel investment register.

Share price evolution

The initial listing of the Arcelor share was on 18 February 2002. The share prices in euros on Euronext Paris S.A. over the past 18 months fluctuated as follows:

	Closing average	Maximum closing share price	Minimum closing share price	Average daily volume (number of shares traded)	Average daily share capital traded (in EUR thousands)
Septembre 2003 *	11.37	12.07	10.1	2,664,915	29,960
Octobre 2003 *	11.07	11.87	9.95	2,759,358	30,403
Novembre 2003 *	12.58	13.25	11.73	4,578,205	58,257
Décembre 2003 *	13.02	13.37	12.63	2,697,032	35,015
Janvier 2004 *	13.74	14.5	13.01	3,203,040	44,093
Février 2004 *	14.15	14.76	13.65	3,985,258	56,467
Mars 2004 *	13.96	14.93	12.96	4,112,146	57,388
Avril 2004 *	14.06	14.67	13.39	4,286,960	59,823
Mai 2004 *	13.02	13.78	12.32	4,454,157	57,986
Juin 2004 *	13.05	13.45	12.67	3,382,600	44,049
Juillet 2004 *	13.01	13.79	12.6	6,080,746	79,112
Août 2004	13.78	14.19	13.2	3,177,451	43,805
Septembre 2004	14.58	14.88	14.21	3,550,976	51,801
Octobre 2004	15.13	15.91	14.45	5,167,441	77,888
Novembre 2004	15.83	16.96	14.81	4,091,687	65,338
Décembre 2004	16.72	17.16	16.05	3,052,949	50,813
Janvier 2005	16.71	17.22	16.14	3,592,992	60,002
Février 2005	18.18	19.06	17.22	4,426,802	80,589

** based on the free allocation of equity warrants.*
Source: Euronext.

Share price evolution between 18 February 2002 and 28 February 2005

Index 100= 18 February 2002


125
100
75
50
02.02
05.02
08.02
11.02
02.03
05.03
08.03
11.03
02.04
05.04
08.04
11.04
02.05
Arcelor
MSCI Metals and Mining
CAC40
Eurostoxx50

Since its first day of trading, the Arcelor share made rapid gains correlatively with the world index for the steel and mining sector (MSCI). The Arcelor share rose 35% compared to the CAC 40, and 45% compared to Eurostoxx50.Between 1 January 2004 and 27 February 2005 the Arcelor share rose by 16% compared to the MSCI index.

Other securities providing access to capital

Market for Arcelor securities – evolution of the trading price of Arcelor bonds (O.C.E.A.N.E.)

On 27 June 2002 Arcelor issued a bond loan for €749,999,981.50 at 3% maturing in 2017, with the option of conversion and/or exchange into new and/or existing Arcelor shares (O.C.E.A.N.E. 2017). This loan is represented by 38,961,038 bonds with a nominal unit value of €19.25.

Average quarterly trading price *(in euros)*	O.C.E.A.N.E. 2017
June - August 2003	19.63
September - November 2003	19.95
December 2003 - February 2004	20.61
March - May 2004	21.08
June - August 2004	20.50
September - November 2004	21.25
December 2004 - February 2005	22.14

FINANCIAL INFORMATION POLICY

Arcelor intends to provide clear, regular, transparent and even-handed information to all individual and institutional shareholders.

To meet this objective and adapt this information to the needs of all parties, Arcelor has developed an active communications policy through a multitude of information media: meetings with shareholders, letters to shareholders, meetings with institutional investors and financial analysts, teleconferences, development of an Internet site www.arcelor.com, etc.

In its desire to provide quality financial information Arcelor participates in the NextPrime segment of Euronext. The NextPrime segment brings together all listed companies of the traditional industries that choose to make a special effort in terms of financial information.

In addition, Arcelor adopted wide-ranging measures in 2004 to further improve the quality of its financial information and meet the specific requirements of various categories of investors.

In this way, Arcelor demonstrates its willingness to serve as an example in terms of financial transparency in line with the highest international standards.

Institutional investors

As a reference value in the world steel industry, Arcelor is developing ongoing relationships with financial analysts and European and international investors.. Teleconferences with analysts are organised when results are published and can be followed on the Group's website. Meetings with investors are also organised throughout the year. In 2004, Arcelor management met with over 750 investors in Europe, North America and Asia. Coverage of Arcelor by brokerage institutions has resulted in 111 publications about the company.

Individual shareholders

The shareholders listed by name on the stock register are sent a newsletter each quarter, as are the other shareholders who request it. This newsletter, with a print run of 5,000, provides detailed information on the group's results and the evolution of the share price, news items about Arcelor's operations and sections on special themes. The shareholders are invited during the year to meet the group's Management Committee and the Investor Relations Department. Nearly 4,000 shareholders took up this opportunity to discuss Arcelor's policy with its management in 2004. Arcelor also mans a stand at financial shows: at the Actionnaria show held in Paris on 19 to 20 November 2004, the Arcelor representatives met over 350 visitors; at Bolsalia in Madrid (11 to 13 March 2004) over 600 people requested information about the group.

FINANCIAL INFORMATION CALENDAR

29 April 2004: General Meeting of shareholders

3 May 2005: First-quarter results for 2005

28 July 2005: Half-year results for 2005

27 October 2005: Third-quarter results for 2005

Person in charge of investor information:

Martine Hue, Senior Vice President, Head of Investor Relations

Tel: 00 352 47 92 24 14

Fax: 00 352 47 92 24 49

Telephone numbers for shareholders:

Toll-free number: 00 800 4792 4792

Spain: 0034 902 152 153

France: 00 33 (0) 1 41 25 97 80

Internet: http://www.arcelor.com

E-mail: investor.relations@arcelor.com


ACESITA TIMOTEO - BRAZIL - 10 A.M.

DEVELOPING SKILLS, PASSING ON AND SHARING KNOWLEDGE...THIS IS THE ROLE OF ELDERS WITH REGARD TO THE YOUNG.

SUSTAINABLE DEVELOPMENT


BELGO MONLEVADE - BRAZIL - 10 A.M.

THEREFORE, ARCELOR SUPPORTS YOUNG SCHOOLCHILDREN IN BRAZIL.

Consolidation of Sustainable Development policy across the Group: a new stage

THE ARCELOR SUSTAINABLE DEVELOPMENT MODEL

Arcelor's Sustainable Development strategy builds on the classic definition of the Bruntland report (1987): "development that meets the needs of the present without compromising the ability of future generations to meet their own needs" and is based on the 4 P's: **Profit**, because without it there is no development; **People**, because it is the men and women of the company who make the company; **Planet**, because the preservation of the environment is a priority for any responsible company; and **Partners**, because it is balanced fulfillment of the expectations of all partners that ensure Arcelor's success.

These 4 dimensions rest on eight priority principles:

1. Growth profitably by producing and marketing steel products
2. Manage risk and safety, including the safety of our products and the health of our employees
3. Protect the environment and preserve scarce resources
4. Open dialogue with the stakeholders
5. Skills development around common values of quality and efficiency
6. Innovate to create value and support Sustainable Development
7. Strictly comply with existing corporate governance rules
8. Responsible citizenship

The Arcelor **Principles of Responsibility** (www.arcelor.com) present the group's vision and ethical standards and are clearly dedicated to Sustainable Development. They summarize Arcelor's commitments toward its employees, customers, shareholders, bankers, suppliers, and other stakeholders. They also include Arcelor's commitment to society and its active support of the 10 Principles of the **United Nations Global Compact** (see page 120).

An evaluation of deployment of these Principles was conducted early 2005 and an Ethics Code defining the behavior of each Group employee is being prepared for distribution.

All actors of Sustainable Development

Transforming the Arcelor corporate culture and making each manager in his/her area of responsibility an actor of Sustainable Development is the real issue at stake for the Sustainable Development policy launched by Arcelor General Management. Sustainable development must allow all the Group's entities to share the same tools and operating principles, and the employees to follow the best economic, social, environmental and societal practices.

Sustainable development is guided by the Group's General Management and implemented by the Sustainable Development Division. This Division works in close collaboration with the following other divisions: Finance, Investor Relations, Environment, Health & Safety, Business Risk Control, Human Resources, Innovation and Research, Procurement, Communication and General Secretariat.

Measuring progress

Each of the eight areas of Sustainable Development is broken down into performance indicators that have been spread across the entire Group. The results obtained enter into the Management by Objectives process and feed into the system for evaluating the remuneration of the Group's executives and managers. Special attention is paid to monitoring by the Group entities of the annual improvement plans in each of the eight areas of Sustainable Development. This dynamic vision of Sustainable Development contributes to creating an Arcelor culture based on ongoing improvement, and ensures greater mobilization of the Group's entities, greater involvement of managers and personnel, and faster dissemination of know-how and best practices.

Making employees involved in Sustainable Development

A Sustainable Development guide was distributed to all Group employees in 2003, in order to mobilize them and make them accountable with regard to safety, environmental protection, knowledge sharing, and compliance with the Group's ethics. The awareness drive continued throughout 2004 through training provided by Arcelor University, the Group's sector and trade conventions, the intranet, newsletters, and site visits by General Management.

Positive responses from socially responsible investors

Arcelor initiatives to promote Sustainable Development were hailed by a number of external entities in 2004 and early 2005. The Arcelor share is rated "AAA", included among the "Global100 Most Sustainable Corporations in the World" by the Innovest agency, and rated "Best of sector" by Vigeo. Arcelor is included in the FTSE4Good Europe and Aspi Eurozone indexes, ranks 2nd in the steel industry in the Dow Jones Sustainability Index World, and was added to the Ethibel Register and Ethible Pioneer Sustainability Index World, and was added to the Ethibel Register last December. Acesita and Belgo Mineira were awarded for the 2nd and 5th times, respectively, by the trade magazine Exame, and were ranked among the top ten Brazilian companies in terms of social responsibility.

Achievements and priorities

Arcelor principles	Main achievements 2003	Main achievements 2004	Areas for improvement/objectives
1. Group profitability	Improved Return On Capital Employed (ROCE): 8.5% compared to 6.6% in 2002	Record ROCE: 26.6%	15% of ROCE on cycle
	Significant reduction of debt	Substantial reduction of debt	Maintain reasonable level of debt
	Synergy objective exceeded	Synergy objective exceeded	€ 700m / year by the end of 2006
2. Safety & Health and Risk management	Significantly improved safety results	Ongoing improvement of safety results	Accident frequency rate objective below 3 in 2005
	Safety Convention set up with the European Works Council	Bilbao Health & Safety Convention and implementation of first action plans	Reduction of 20% of co-contractor industrial accidents
	Identification of major risks with action plans for all Group business model processes	Identification of major risks with action plans for all Group business model processes	Completion of 1,000 Return of Experience feedback sheets Deployment of health policy
	Mapping of major risks at Group and operational unit level	Mapping of major risks at Group, operational unit and site level	Self-assessment of business risk approach
3. Environmental protection	All large production units are certified ISO 14001	96% of production units and 50% of finishing units are certified	100% of Group's production and finishing units certified ISO 14001
	CO_2 emissions stabilized Significant reduction of emissions in water	CO_2 emissions stabilized	Implementation of ULCOS project in order to reduce CO_2 emissions in Europe by 25% at approach of 2012 compared to 1990
	Recovery of 95% of by-products		Recovery of 98% of by-products
4. Dialog with the stakeholders	Social dialog for proposals and concertation in the European Works Council	Evaluation of European Works Council operation	On-going dialog with all the Group's stakeholders
	Social observatory for all Arcelor managers in Europe; satisfaction survey for personnel in Brazil	Monitoring of social observatories	Launch a new observatory and extend it to all categories of personnel
	Open days in all large production sites	Open days in all large production sites	
5. Skills development	Launch of Arcelor University (700 managers trained in 2003)	Strengthening of Arcelor University multicultural programs and strengthening of training plans to promote employability for restructuring	Development of distance training tools
	Implementation of advanced training plans as part of site restructuring		Continued implementation of advanced training plans

Arcelor principles	Main achievements 2003	Main achievements 2004	Areas for improvement/objectives
6. Innovation and Quality	Establishment of Arcelor Scientific Council	First Innovation I-R&D prize awarded for the most innovative ideas and research projects in the Flat Carbon sector	Promote and reward creativity Improve the body of scientific and technical knowledge
	Development of ULCOS (Ultra Low Carbon Oxide Steel Making Process) project	Launch of ULCOS (Ultra Low Carbon Oxide Steel Making Process) project, which brings together 48 partners in Europe	Increase research synergies with customers and partners Reduce the times for producing R&D results and the times for their materialization for customers
	Concentration of R&D activities in market-oriented research centers structured by project team (Flat Carbon): launch	Concentration of R&D activities in market-oriented research centers structured by project team (Flat Carbon): completion	Increase the satisfaction rates of the Group's customers
	European steel technology platform: development of project with partners	European steel technology platform: launch and set-up of two committees (steering and support), of 5 task forces made up of experts (roughly 60) to prepare the strategic research agenda Creation of a center for improving knowledge using artificial intelligence techniques	
7. Corporate governance	Approval and distribution of Principles of Responsibility Approval of transparency for remuneration of Group executives	Survey on distribution and application of Principles of Responsibility in Group (early 2005)	Distribution of an Ethics Code on expected individual behavior Compliance with the most stringent international principles of corporate governance Self-assessment of Board of Directors Creation of an expanded space dedicated to corporate governance on www.arcelor.com
8. Responsible citizenship	Assistance plans for all restructuring projects Support for humanitarian, cultural, sports and solidarity projects in all regions in which the Group is present	Assistance plans for all restructuring projects International extension of French bone marrow transplant partnership (Brazil)	Strengthen social ties in the countries the Group is present

Arcelor Sustainable Development key performance indicators

This table summarizes the Sustainable Development performance indicators implemented across the Group. They are based on the GRI (Global Reporting Initiative) (see page 122 Table of Equivalencies)and sector repositories. The indicators cover all Arcelor consolidated companies, unless mentioned otherwise. Like the financial data, the 2004 Sustainable Development perimeter includes the data from CST (Brazil) and Acindar (Argentina), but excludes the entities sold in the course of the year.

	indicators	2002	2003	2004
Principle 1 - Sustainable and profitable growth (page 98)				
Profitability	ROCE	6.6	8.5	26.6
Debt	Gearing Ratio (%)	0.74	0.55	0.20
Management gains	Synergies (€M compared to 2001)	190	405	560
Principle 2 - Health & Safety management and risk management (page 99)				
Safety	Number of fatal accidents, Arcelor employees	11	5	5
Safety	Number of fatal accidents, contractors	13	6	10
Safety	Accident frequency rate at Group level	9	5.5	3.6
Safety	Accident severity rate at Group level	0.44	0.38	0.27
Product safety	Number of steel safety data sheets	393	431	446
Product safety	Number of by-product safety data sheets	31	63	84
Risk Management	Percentage of Arcelor business model covered by risk management	68	100	100
Risk Management	Level of identification and control of the major risks (top-down approach)	Corporate	Corporate + Operational Units	Corporate + Operational Units + Sites
Principle 3 - Commitments in respect of the environment (page 103)				
Environmental management system	Percentage of employees working in an ISO 14001 certified environment	80	96	97
Environmental management system	Percentage of ISO 14001 certified production sites	61	77	92
Air pollution	Ducted dust (kg/tonnes steel)	0.26	0.27	0.25
Air pollution	SO_2 emissions (kg/tonnes steel)	1.11	1.05	1.17
Air pollution	NOx emissions (kg/tonnes steel)	1.22	1.16	1.11
Air pollution	CO_2 emissions (tonnes/tonnes steel)	1.50	1.50	1.55*
Water	Water discharge (m^3/tonnes steel) (outflow)	4.4	4.15	3.74
Water quality	Chemical Oxygen Demand (COD) (g/tonnes steel)	238	190	190
Water quality	Suspended matters in water (kg/tonnes steel)	149	118	93
Residues	Residue eliminated by discharging or incinerated (kg/tonnes steel)	-	42.6	31.6
Residues	Stored residue (kg/tonnes steel)	-	46.8	33.5
Principle 4 - Open and responsible dialogue with the stakeholders (page 107)				
Dialogue	Percentage of employees having access to a dialogue/consultation/representation/expression of grievances structure	100	100	100
Dialogue	Establishment of programmes for meeting with stakeholders and NGOs at the major production plants	Yes	Yes	Yes
Dialogue	Percentage of major plants holding open days	100	100	100
Manager satisfaction	Implementation of social observatory	Yes	Yes	Yes
Customer satisfaction	Implementation of customer satisfaction surveys	Yes, per sector	Yes, per sector	Yes, per sector and market
Partner satisfaction	Implementation of image/reputation surveys in the vicinity of the major production plants	Yes	Yes	Yes

	indicators	2002	2003	2004
Principle 5 - Skills Development around common values of quality and efficiency (page 109)				
Multicultural group	Number of nationalities in the workforce	35	40	45
Multicultural group	Total workforce as of 31 December	104,241	96,294 **	94,601 **
Employment	Percentage of employees working under a temporary contract	Not consolidated	2.70	2.85
Employment	Average seniority of employees (years)	22	21.5	21.2
Employment	Average age of employees (years)	Not consolidated	44.8	44.8
Employment	Percentage of women in executive positions	7	8.2	8.4
Employment	Percentage of women in the total Group workforce	10	10	10
Employment	Percentage of disabled persons in the total Group workforce	4.2	4.2	4.2
Employment	Percentage of employees with flexible working hours	12	12	11
Training and mobility	Training (number of hours per employee per year)	30.6	39.6	40
Remuneration	Percentage of the workforce having a financial interest in the company's results	50	58.6	61
Remuneration	Percentage of the workforce undergoing a yearly performance evaluation (interview etc.)	35	37.6	39
Remuneration	Percentage of managers undergoing a yearly performance evaluation	77	82	84
Principle 6 - Innovation for value creation and support Sustainable Development (page 112)				
Innovation	Arcelor gross research expenditure (€M)	153	142	135
Innovation	Global research efforts by Arcelor research + partners in joint projects (€M)	-	194	182
Innovation	Proportion of R&D devoted to the environment (%)	-	38	38
Principle 7 - Corporate governance (page 115)				
Corporate governance	Number of meetings of Board of Directors	5	8	7
Corporate governance	Average attendance of members at Board meetings (%)	90.6	87	89.7
Corporate governance	Number of Audit Committee meetings	5	8	5
Corporate governance	Average attendance of members Audit Committee (%)	100	97	85
Corporate governance	Number of Appointments and Remuneration Committee meetings	4	6	5
Corporate governance	Average attendance of members at Appointments and Remuneration Committee meeting (%)	100	87.5	95
Corporate governance	Independent Board members	9 out of 15 + 3 employee representatives	9 sur 15 + 3 employee representatives	11 sur 15 + 3 employee representatives
Corporate governance	Number of nationalities represented on the Board	6	6	6
Principle 8 - Responsible citizenship (page 116)				
Restructuring/employment	Percentage of sites benefiting from redeployment plans in case of closures or cutbacks (%)	100	100	100
Restructuring/employment	Percentage of partnerships with local authorities for the repair of the economic and social fabric in case of site closures (%)	100	100	100
Support for social projects	Budget for supporting/sponsorship social projects (€M)	8	8	8

** Specific greenhouse gas emissions (CO_2) have increased due to the expansion of the Arcelor consolidated perimeter in 2004. On comparable basis, the level of CO_2 emissions was 1.50. Capture of atmospheric CO_2 is not deduced from specific emissions. It is estimated at 1.25% of emissions.*

*** Adjusted value: Full Time Equivalent (FTE) Workforce, to take account of changes to consolidated perimeter.*

Principle 1: Group profitability

OBJECTIVES

- *Average pre-taxe return on capital employed (ROCE) of 15% over cycle*
  - *Structural improvement of profitability*
  - *Strict control of investment*
  - *Reduction in working capital requirement*
- *Gearing below 50% on average over cycle*
- *Achieve ambitious gains from synergies:*
  - *300 € million/year at end 2003*
  - *700 € million/year at end 2006*

Financial performance trends

Profitability is one of the vectors of Arcelor's strategy. Indeed, without financial performance, Arcelor cannot implement its Sustainable Development. This vector includes profitability (ROCE), debt reduction, efficiency savings and synergy targets.

In 2004, Arcelor posted significantly better results, thanks on one hand to a better economic situation in the steel industry worldwide, and on the other hand to important management gains. This performance was coupled with a large decrease in net financial debt of 4 billion euros since the merger, allowing the Group to reach its balance sheet structure objectives and opening up new development opportunities. This positive trend is the result of 1.5 billion euros in cost reduction per year, including synergies from the merger worth 560 million euros, a policy of stable margins, and investment and co-investments in several emerging markets.

Principle 2: Health & Safety and Risk Management

OBJECTIVES

- *Prevention and control of major risks*
  - *Full implementation of Seveso directives*
  - *Absolute safety of plants, processes and products*
- *Significant reduction in the frequency and severity of workplace accidents*
  - *No serious accidents and fatal accidents are tolerated in our specific activities*
  - *LTA frequency (lost-time accidents per million hours worked) < 3*
  - *Accident severity rate (number of workdays lost to accidents per thousand hours worked) < 0.25*
- *Total safety of products in use*

A strong commitment to Health & Safety

From its creation in 2002, Arcelor created a Safety Charter that applies to all consolidated companies. It covers the fields of Health, Safety, Industrial Security and Product Safety, and concerns not only Group personnel, but also subcontractors working on the sites, persons living near the facilities, customer personnel working with Arcelor products, and consumers. The social partners that co-signed this charter are closely tied to its distribution and proper application, for both personnel and co-contractors.

While 2003 featured a strong message addressed to managers – "If you cannot manage safety, you cannot manage" – the year 2004 was oriented toward industrial safety, reliability of facilities, and individual safety. The 2005 objective will consist in expanding the policy toward well-being and tending toward a Global Health-Safety Policy (Panhealth policy). Concrete actions in particular concerning individual safety were conducted in 2004:

- launch of a unique internal audit method (Defined, Understood, Operational - DUO) which will be deployed over three years on all the sites. A team of 40 safety auditors will be deployed to ensure that all sites comply with the OHSAS 18001 framework;
- faster dissemination of return of experience feedback sheets, which report and describe all accidents and incidents that occurred on the Group sites, in order to build a safety culture based on anticipation and preparation;
- behavioral initiatives concerning wearing of the safety belt: "buckle up when you travel".

Arcelor Global Health and Safety Policy

Arcelor is committed to the sustainable development of steel in a social responsible way. Arcelor's Global Health and Safety policy in a partnership with the employees' representatives expresses this ambition and supports the long-term development of the company.

This global concern includes all aspects of the human being and is not limited to the borders of the company. It also includes the causes of diseases linked to employee relationship (stress, etc.).

Arcelor aims the well being of everyone associated with its business:

- *The well being of all persons is integrated as a basic factor of the long-term development and success of Arcelor.*
- *The well being of all individuals requires efficient prevention of health and process risks in an operational environment that maintains constant risk awareness.*
- *The well being of everyone demands organizational and process designs and controls that will prevent or limit the effects of accidents and incidents.*

This commitment concerns the company's employees, the service providers in the Arcelor plants, the communities around the installations, the customers using the products so as the end users.

Arcelor has the ambition to become a world class leader in the management of health and safety for all its partners.

Consequently, Arcelor affirms that:

- *Health and Safety are an integral part of everyone's responsibility during the planning as well as the implementation activities;*
- *No other priorities shall be higher than Health and Safety;*
- *Health and Safety are first of all the management's responsibility but requires the participation and involvement of everyone, with the common goal of reducing the risks as a process of continuous improvement.*

In order to achieve this ambition, Arcelor is committed to:

1. *Identify, evaluate, eliminate or minimize industrial and health risks by involving the employees' representatives during planning and implementation phases;*
2. *Make available to all the means and resources necessary for carrying out tasks safely;*
3. *Give the right to all employees or service providers to demand the respect of Health and Safety procedures; insist that management create a work environment which allows everyone to exercise this right;*
4. *Emphasize safe behavior and enhance the personal commitment of everyone to respect health and safety rules and regulations; every Arcelor employee has a basic responsibility to ensure a safe and healthy workplace;*
5. *Provide training to increase knowledge;*
6. *Develop a partnership with customers regarding toxicology and eco-toxicology;*
7. *Ensure that all related internal and external communications are open and free;*
8. *Be exemplary towards legal and regulatory obligations.*

Guy Dollé
Chief Executive Officer
Luxembourg, 18 March 2002
Revised on 10 June 2004

Employee and subcontractor safety

In order to strengthen the involvement of all management in the proper application of safety rules, and to ensure that the drastic industrial accident reduction objectives are attained, General Management had launched Safety Thursdays in 2003, and had visited the Group's production sites as regularly as possible. Through its direct involvement in the field, General Management wished to reiterate the principles of Arcelor's health & safety policy and contribute to the promotion of the best practices in this area. This involvement in the field was repeated in 2004. In all, some twenty sites in the flat, long, stainless steel and DTT sectors established in Belgium, Spain, France, Luxembourg, Brazil, Germany and Italy and have been inspected by General Management over two years.

Bilbao Health & Safety Convention

Launched in February 2004 at the initiative of General Management and employees representatives, the Bilbao Convention helped formalize a common commitment to implement concrete initiatives, such as the Health & Safety Steering Committee, a source of new ideas.

Overall, more than 250 Group employee and management representatives, experts from the European Agency for Health & Safety at Work, and suppliers and customers shared experiences and enabled the following actions to be launched in 2004:

- drafting of a Health Charter, as part of the Panhealth policy, based on the Arcelor Safety Charter established at the time of the Arcelor merger;
- continued labor/management dialog on safety, in the form of a monitoring structure through the European Works Council;
- continuation and amplification of safety training drive for all players – especially managers – with the support of Arcelor University.

Return of experience feedback sheets (REX)

The causes of each industrial accident are systematically studied and analyzed in detail. Return of experience feedback sheets are then written up and distributed throughout the Group, providing a major driver of improvement for reducing the risk of accidents. 231 sheets were completed in 2004. The objective of 1,000 REX sheets for 2005 was set by General Management.

Panhealth policy

The Bilbao Convention begun in 2004 witnessed the launch of the Panhealth policy, a broad vision encompassing safety and health. A group of industrial physicians was created. One of its objectives is to organize a convention of all Arcelor industrial physicians in the course of 2005.

For the annual convention of the 300 top managers in June 2004, a screening campaign for cholesterol and high blood pressure was conducted by the Health-Safety Division. Other operations focusing on employee health (fighting smoking, alcohol abuse, etc.) were conducted in 2004 and will continue in 2005.

As part of the panhealth policy, a first stress analysis was conducted on 4 pilot sites (Stahlwerke Bremen, Imphy, Olaberria and Genk) in 2004. The 2005 objective is to extend this exercise in the Group, and to initiate a joint approach with labor and management to combat stress.

Award the safety results of co-contractors

For the second consecutive year, General Management offered the "Arcelor Co-Contractors Health & Safety Award" on 7 December 2004 in recognition of the best safety results of the Group's suppliers and co-contractors.

The winner is chosen based on the following criteria:

- must work regularly on several Arcelor sites and in several countries;
- must not have registered a single fatal accident while working for Arcelor for at least two years;
- must be able to prove its commitment to an effective safety policy over several years;
- the safety approach it applies must be stated and materialized through a commitment of its General Management, formalized in a plan, ba sed on methods, and communicated;
- the frequency rate must be remarkable;
- the behavior of its personnel must be irreproachable.

The winner of the 2004 award was Fabricom, a subsidiary of the Suez Group, employing 48,000 workers and generating 5.6 billion euros in revenues. Today, Fabricom is the leading supplier of Arcelor maintenance and boasts an accident frequency rate that is three times less than the industry average.

Safety certifications

Some Arcelor sites have opted to seek safety certifications in addition to the safety commitments made by the Group's General Management and the European Group Committee. Following are a few examples of safety certifications obtained in 2003 and 2004: Eurogal (Liège, Belgium) OHSAS 18001, Juiz de Fora (Belgo Mineira, Brazil) BS 8800, Vega Do Sul (Brazil) OHSAS 18001, Etxebarri (Vizcaya, Spain) OHSAS 18001, Arcelor Corrugados Lasao (Spain) OHSAS 18001, and Arcelor Corrugados Lasao (Spain) OHSAS 18001. Within three years, and at the initiative of the Health-Safety Division, all the Arcelor sites will be compliant with the OHSAS 18001 framework.

Safety of the sites

Arcelor's European perimeter includes 16 Seveso sites. The safety teams are extremely attentive to all of these sites. A precise inventory of all persons involved in crisis management is drawn up. It allows each person to be mobilized and to coordinate their initiatives in case of a serious accident. The Arcelor Communications Division has published precise directives to manage crisis communication and supports Arcelor University in order to teach each site manager how to set up a crisis center and build a multi-skills team to handle a crisis.

In June 2003, Arcelor was a founding member of ICSI (Institut pour une culture de la sécurité industrielle), alongside Total, Airbus and EDF. Arcelor continued to actively participate in ICSI in 2004. The goal of this institute is to develop and promote a culture of industrial safety at every level, and to share it with elected officials, neighboring residents, and associations. In the medium-term, a better safety culture should expand the dialog between «factory and community», both through existing concertation bodies and within the Local Information and Concertation Committees (LICC) set up around high-risk industrial sites.

Product safety

Steel does not constitute a health hazard: it does not emit hazardous volatile or allergenic substances, does not have its own electric or magnetic field, and some treatments even make it fit for use for food. Unlike other competing materials, steel – and more particularly its main component: iron – is officially recognized by the European Commission as being environmentally-friendly, i.e. not constituting a particular threat to the environment, regardless of its form (iron, soluble or insoluble oxides and salts).

Through UNICE and Eurofer, Arcelor has voiced its extreme concerns to the European authorities as to the consequences that the REACH project could have on the competitiveness of European industry. The focus on safety and health must not generate excessive administrative procedures compared to the expected advantages.

Application of the Risk Management System

Risk management at Arcelor is headed by the Business Risk Control (BRC) Division, whose purpose is to help managers reduce the risks tied to the results of their decisions, thereby giving them a competitive advantage. BRC attempts to identify high-risk areas, provide operational personnel with a repository of good practices, ensure these practices are applied, and periodically give management an independent opinion on the resulting global level of risk control. Arcelor BRC consists of a network of 60 people, organized in accordance with the principles of subsidiary and independence. The economic, social and environmental aspects of Sustainable Development are integrated in the mapping followed by BRC of the 350 risks covering the 25 processes of the Arcelor business model. This top-down mapping was enriched in 2004: major risks are now identified and managed both at corporate level and by the operational units and the sites. The Internal Audit division audits all these risks and ensures that the action plans implemented run smoothly.

Principle 3: Protection of the environment and of scarce resources

OBJECTIVES

- *Compliance with all legal and regulatory requirements*
- *ISO 14001 certification for all production facilities by end 2004*
- *Significant contribution to reduction of greenhouse gases (CO_2, etc.)*
- *Reduction of pollutant emissions and environmental nuisances (water, dust, SO_2, NOx, etc.)*
- *Reduction of water consumption/raw materiel extraction (ore, etc.) and improvement energy efficiency*
- *Promoting and encouraging recycling wherever possible*
- *Offer our customers environmental added value for our steel products and solutions*

Improvements in environmental performance

In 2004, Arcelor maintained its commitment to environmental protection. The Group's environmental performances were influenced by significant changes to the consolidation perimeter with the closing of the Ardoise site in the middle of the year, the sale of Aciérie de l'Atlantique, and the consolidation of CST and Acindar in South America. These changes explain the changes in environmental parameters calculated for the current perimeter at year-end.

Emissions to air

The data for emissions to air show a significant increase in sulfur oxide emissions tied to the CST emissions, which accounted for close to 25% of the Group's total emissions. Specific emissions of dust and nitrogen oxides changed little. Specific greenhouse gas emissions (CO_2) rose due to the expansion of the Arcelor perimeter. However, the increase resulting from the consolidation of CST was partly offset by the emissions from Acindar, a plant that performs direct reduction of ore, which generates less emissions than conventional integrated plants but is dependent on local availability of natural gas at low prices.

Water discharges

Water discharges were significantly down compared to 2003. Here again, the integration of CST played a role, since the discharges of this plant per tonnes of steel were approximately half that of the Group's average. Discharges of aqueous pollutants were at levels close to those of 2003.

Residues

A new plant residue monitoring methodology was implemented in 2004. This methodology differentiates residue eliminated through dumping or destruction, and residue stored pending use. Stored residue mostly consists of slag from steel plants, which can only be converted on public work sites very close to the plants. The quantities eliminated and stored have decreased sharply compared to 2003. Here again, the changes in the consolidated perimeter had a positive effect.

Environmental Charter

In order to promote environmental excellence in all its entities, the Arcelor Group drafted an environmental charter from the time of its creation. This charter stresses minimizing impacts and nuisances generated by the production tool, developing environment-friendly products, transparency, and greater awareness of stakeholders on environmental issues.

Arcelor's mission is to develop, produce and sell steel in its various forms and grades, processed steel products and associated products for the benefit of its customers whilst respecting the environment, by exploiting and creating value through its intrinsic properties. Steel is the material of choice for environmental protection. Not only it is environmental-friendly but also out perfoms other materials because it is readily recycled.
Environmental excellence is promoted by the following principles, which are to be incorporated into all the Group's activities and assured by means of on environmental management system:

1. Sustainable development, providing a long-term balance between the environment, the economy and social well-being ;
2. Continuous improvement in environmental performance, including a permanent concern for the surroundings and a maximum prevention of disturbances;
3. Development, improvement and application of production methods whose environmental impact is as low as is reasonably possible;
4. Development and manufacturing of products which focus on environmental performance during their use and subsequent recycling, in close collaboration with customers and suppliers ;
5. Efficient use of natural resources and energy ;
6. Commitment of each individual in the organization, and management in particular, to environmentally friendly production and compliance with legislation and Arcelor's commitments ;
7. Development of environmental awareness through information and training ;
8. Transparent and open communication with all stakeholders concernerd.

Luxembourg, 18 February 2002

Guy Dollé,
CEO Arcelor group

Minimizing the environmental impact of production sites

A major drive to reduce CO_2 emissions

The production sites of the Arcelor Group are implementing a growing number of projects for improving the process for producing steel from iron ore, in order to reduce CO_2 emissions. Arcelor reduced its CO_2 emissions by 18% in absolute value and 23% per tonnes of crude steel between 1990 and 2004. In comparison, within the framework of the Kyoto Protocol, Europe has committed itself to reduce its emissions by 8% between 1990 and 2008.

In favor of decreasing greenhouse gas emissions and the principles of the Kyoto Protocol, Arcelor has denounced its terms of application in Europe, and in particular the directive on CO_2 Credits. This directive focuses the efforts required on industry alone, and on each industrial sector differently. The allocation of CO_2 Credits per country, and even per region, runs counter to a worldwide approach to large sectors such as the steel industry. Furthermore, the solid efforts of the industry were not taken into account by the authorities. Nevertheless, Arcelor negotiated voluntary commitments over the 2005-2007 period and should have CO_2 Credits corresponding to the quantities of steel to be produced between now and 2007. Arcelor does not intend to be a major player on the emission permit market. In the longer term, only a worldwide approach to the issue of greenhouse gas reductions will allow the reductions requested by the scientific community to be obtained while ensuring the continued existence of the European steel industry.

Finding a breakthrough technology

The future of the steel industry will hinge on its capacity to change its processes – in particular those for producing iron from ore – in order to significantly reduce CO_2 emissions and meet the expectations of society for the 2030-2050 era. At the end of 2001, Arcelor initiated a think-tank on an ambitious project to develop breakthrough technologies, in conjunction with four other steel corporations (Nippon Steel, ThyssenKrupp Stahl, Corus and Posco). This project is coordinated by the International Iron and Steel Institute (IISI) and is based on regional initiatives. In Europe, Arcelor heads the ULCOS (Ultra Low CO_2 Steel-making) project, which evaluates all feasible techniques such as gas recycling in blast furnaces, the use of hydrogen and biomass, and techniques for separating and storing CO_2 in suitable geological structures.

Using renewable energies

Through its Brazilian subsidiaries, the Arcelor Group is a major player in the field of renewable energies. CAF Santa Barbara, a subsidiary of Belgo Mineira, owns plantations covering 127,000 ha in the states of Minas Gerais and Bahia. In December 2004, the plantations received the Forest Stewardship Council certification for sustainable cultivation as part of a reforestation program.

With 80,000 ha planted with eucalyptus trees, these plantations produce timber (furniture, treated wood) and charcoal which is used in small, local blast furnaces.

In 2004, application of the IPCC methodology evaluated sequestration in timber and roots at 290,000 tonnes of CO_2, not to mention the carbon in the 900,000 m^3 of produced charcoal, which represents an intake of approximately 750,000 tonnes of atmospheric CO_2 which is naturally re-emitted by the blast furnaces. With emissions estimated at 70,000 tonnes of CO_2 per year, logging activities generate a net balance of 940,000 tonnes of captured CO_2, i.e. 19 kg/tonnes of crude Arcelor steel, or 1.25% of the total specific emission.

Transportation

Transportation only accounts for 0.2% of the Group's total CO_2 emissions. Transportation is 50% by rail, 25% by sea, 5% by barge and river, and 20% by road.

Implementing a monitoring plan

A Monitoring Plan for air, water and energy parameters was launched in the Group. To optimize collection and monitoring of environmental performance indicators, Arcelor adopted a unique environmental information system via intranet that allows quarterly reporting, and identification of the best Group practices.

A very high level of ISO 14001 certification

In order to promote the adoption of an ongoing improvement approach by the Group's entities, the Arcelor Environment Division has set the objective of obtaining ISO 14001 certification for all of the Group's production and transformation sites by the end of 2004. This objective has virtually been reached: more than 97% of Group employees worked in one of the 84 sites certified ISO 14001, of the 91 industrial sites the Group owned end December 2004. Complete certification should be attained over the coming months. The scope of ISO 14001 certification is now extended to finishing sites: 55% of the Group's 41 sites are currently certified ISO 14001. They will all be certified by end 2005.

Maximizing the environmental added value of our products and by-products

Steel is different from other materials: it is not only the most recycled material in the world, with collection rates between 80 and 90% depending on the utilisation made, but is also has the property, once collected, of being indefinitely recyclable.

Steel gives its customers significant environmental added value. The lightening of steels allows cars to reduce fuel consumption and polluting emissions. Steel allows dry construction sites. Steel allows food packaging and beverage cans to be recycled. Arcelor's baseline - Steel solutions for a better world (see p. 115) - symbolizes this respect for the environment.

By-products conversion

Though classified as waste in most regulatory texts, Arcelor handles by-products through a strict quality management system where 95% is converted. They are used to manufacture products such as cement and concrete, fertilizer and soil ameliorants, roads, dykes, rock wool for insulation, glass, ceramics, pigments, magnets, plastics such as polystyrene, electrodes for the aluminum industry and electric steel plants, and cosmetics. Some are recycled by Arcelor to manufacture cast iron or steel.

Arcelor has a dedicated internal organization in order to stimulate synergies and intensify sharing of the best by-product management practices between its industrial units.

A plan for reducing its unconverted residue has been developed by all production sites exceeding 50 kg/tonnes of non-reused residue.

A few examples of steel by-products and their use:

- slag is a basic ingredient of green cements and allows cement plants to reduce their CO_2 emissions by 2 million tonnes per year. Green cements offer greater strength and durability than standard Portland cements,
- cinder is used to make aggregates for road construction (ballast), or fertilizer,
- by-products containing iron, carbon or limestone are reused in the production process (325,000 tonnes/year),
- zinc contained in dust is recovered by the non-ferrous industry.

Protecting the natural environment around the Arcelor sites

The Arcelor production sites cover ground areas of several hundreds of hectares. A large part of these areas plays host to fragile ecosystems. Protecting these natural areas is an integral part of Arcelor's environmental policy: each site implements all the means to provide the best guarantees that these natural spaces will be protected. For example, since 1993 the steel facility at Fos sur Mer (France) has deployed a management system for the 531 ha of its natural park, in partnership with the Tour du Valat Research Center (www.tourduvalat.org) for the preservation of the exceptional flora and fauna of its site. Forty percent of the 800 ha of the Sidmar site (Belgium) comprises a natural reserve which includes ponds, green areas, sandy loam and woodland. Sidmar runs an active reforestation policy for its site (more than 800,000 trees were planted between 1970 and 2000) and gives special care to protecting the fauna on the site.

Rehabilitating industrial wastelands

Arcelor performs ongoing surveillance and monitoring of the pollution of its soil. On 31 December 2004, the Group provisioned € 215M as part of its restructuring plan to rehabilitate its polluted soil. Since 1986, Arcelor has used its specialized subsidiary Bail Industrie to conduct in-depth environmental diagnoses of its sites, to manage the clean-up work, and to ensure surveillance plan monitoring concerning the quality of the surface water and groundwater.

The expertise of Bail Industrie is recognized outside the Group: the Arcelor subsidiary is consulted in areas such as the protection of resource water by work groups from the French Ministry of the Environment and Sustainable Development, and it also helps to draft standards with AFNOR.



Principle 4: Dialog with the stakeholders

OBJECTIVES

Establishment of close, transparent dialogue at all levels of the Group
- *Employee representatives on Board of Directors*
- *European Works Council and local committees*
- *Annual conference of Group managers and branch or sector conventions*
- *Dialogue between all line managers and their teams at least once per month*
- *Individual interviews for all staff*
- *Exchange of information with external partners*
- *Regular exchanges with a range of constituencies (government, local committees, NGOs, etc.)*

Evolution of the dialog with the stakeholders

The importance of a dialog with all Arcelor stakeholders is emphasized in the 4P's approach to Sustainable Development: alongside the "People - Planet - Profit" trilogy, Arcelor has added a P for "Partners" to show the importance granted to a lasting, constructive exchange with each of the Group's partners. Each site manager is responsible for developing a dialog with both internal and external stakeholders.

Promoting dialog with employees

European Works Council (EWC)

Arcelor considers social dialog at the highest level to be a key factor for success. In May 2002, it instituted a European Works Council, just a few weeks after the Group was created. The employer section consists of ten members of the Board. The workers are represented by 47 employee representatives (as well as 47 substitutes). A permanent guest from the European Metalworkers' Federation (EMF) participates in the activities of this Committee.

With to the Arcelor Human Resources Division, the EWC publishes a quarterly newsletter, "Dialog", which covers EWC activities and illustrates the shared commitment of the employer and employee groups to create an open space for expressing the opinions of the different partners.

To help the EWC members fully assume their role as a source of proposals and concertation, special training days (comparative labor legislation, intercultural management, etc.) are devoted to them. In 2004, two days of training were added on the theme of "strategy – innovation", an opportunity for the members of the European Works Council to discover the Research-Innovation model of Arcelor and of its customers.

In 2004, the EWC worked on the following areas: Health-Safety (organization of the Bilbao Convention in February 2004 and launch of the action plans), economics and strategy (the Group's production capacities), and environment (CO_2).

After 2 years of existence, the EWC conducted its first operating review in 2004, with the help of two outside experts - one from the European Metalworkers' Federation. The review was conducted using a survey developed jointly by the experts and by representatives of the Board members and the employees. In addition to the survey, interviews were held with members of the Board and of the Select Committee. 80% of the people questioned in the employee group were satisfied with the way the EWC functions. The results also show that the EWC improved the dissemination of information in the Group, and helped instigate a transnational social dialog.

Social observatory

All Western European Arcelor managers were invited to participate in the Arcelor Social Observatory. The response rate was high: 68%. Several lessons were drawn from the responses: Arcelor managers consider that the first phase of the merger has been successfully completed. They found the personal interview system set up to be legitimate, and they express strong expectations on this point (personal development, setting of objectives, remuneration based on performance). They support Arcelor's industrial accident prevention objectives.

Dialog on each production site

Wishing to respect local social traditions, Arcelor conducts a close dialog with employee representatives from the operational units and plants. The importance of this dialog becomes apparent during industrial transfers. As the Group's strategic decisions will induce several major changes in terms of employment, this dialog was intensified according to local legislation and specific issues. Each time, the objective was to manage change for each employee concerned by these necessary industrial transformations.

Promoting dialog with customers

Regardless of the specific issues affecting each profession and each market, Arcelor maintains special relations with its customers, in order to create value with them, in a "win-win" approach. This closeness is ensured through the "One face to the Customer" program, which facilitates customer management through all their projects. Listening to the needs and concerns of customers allowed the Group to focus its research on finding steel solutions that satisfy their expectations, in particular concerning product recyclability, energy savings, strength, and environmental protection. An action campaign to increase the satisfaction and loyalty of Arcelor's customers was launched in 2004 in all the Group's sectors of activity.

Promoting dialog with local populations

The Arcelor sites are increasingly reaching out to the residents living near its sites, both to solve any nuisance problems, and to increase resident awareness of issues such as environmental protection. Several times a year, each site organizes meetings between the site's managerial staff, the residents, local officials, and associations. Open-house days are also organized: sites such as Sollac Méditerranée at Fos-sur-Mer currently welcome more than 10,000 visitors a year. Sustainable Development Spaces are appearing on the sites, allowing theme events to be organized for all audiences that deal with the cornerstones of Sustainable Development.

Promoting dialog with society

Arcelor has been active throughout 2004 on a number of national and international sectorial task forces and think tanks, in particular on the theme of Sustainable Development: IISI, Eurofer, National Federations, European Japan Centre for Industrial Cooperation, AFEP (French association of private businesses), Entreprise pour l'Environnement, and MEDEF in France, the Union of Luxembourg Enterprises, etc. On an international level, Arcelor participated in the work of the IISI (International Iron and Steel Institute) for the publication of a Sustainable Development report containing a series of Sustainable Development indicators consolidated at industry level.

Principle 5: Skills Development

OBJECTIVES

- *To support employee development programs*
- *– Training to foster multi-skilling and versatility*
- *– Training/development of managers and supervisors (Arcelor University)*
- *To build on shared core values (delivering quality to customers; efficiency and profitability; partnership, dialogue and openness; respect for people and the environment; ethical approach to business)*
- *To develop a fundamentally people-centered and efficient approach to relationships within the business (fewer levels of management, teamwork, quality circles, etc.)*

Geographic breakdown of workforce (FTE)	December 2004
France	28,456
Belgium	15,591
Spain	14,897
Germany	9,630
Luxembourg	5,959
Other countries in EU 15	3,450
Other EU 25	349
Other European countries	251
North America	1,404
South America	14,908
Far East	55

Sectorial breakdown of workforce (FTE)	December 2004
Flat Carbon products	48,332
Long Carbon products	20,306
Stainless steel products	11,758
Distribution-Transformation-Trading	11,245
Other activities	2,960

Arcelor social model

Compliance with main international principles

Observance of the Universal Declaration of Human Rights and the ILO declaration relative to principles and fundamental rights is at the heart of Arcelor's principles of responsibility. The Group wishes to promote the well-being of its employees, respect the cultural diversity of its teams, and reject all forms of discrimination. This commitment can also be seen through Arcelor's adhesion to the United Nations Global Compact (see p.120).

Diversity

Historically, and given the highly industrial nature of the steel industry, the proportion of women employed by Arcelor is still low. However, this proportion is growing steadily: female representation in managerial staff rose from 7% in 2002, to 8.2% in 2003, to 8.4% in 2004. The Group's recruitment policy is to support this trend. In the institutions of higher education where Arcelor recruits its staff, the proportion of men to women hired is the same as in the institutions.

Moreover, the Group's Ethics Code is being drafted in order to incite each manager to ensure diversity in his/her teams and to abolish all forms of discrimination.

Arcelor is also committed to respecting diversity, and has joined forty other large corporations in signing, in France, on 22 October 2004, the Diversity Charter of the Institut Montaigne (www.institutmontaigne.org), which is intended to combat all forms of discrimination and to recruit and promote persons from diverse cultural and ethnic backgrounds. Respecting multiculturalism is an everyday fact in the Group, with no less than 45 nationalities represented, an executive team with four different nationalities, and a Board of Directors with six different nationalities. The mobility cells operating at Group level and the job market on the Arcelor intranet promote cultural mixing and experience-sharing within the various Group entities.

Personal interviews for everyone

The Human Resources policy conducted by the Arcelor entities matches skills against positions available at Arcelor. This requires extensive dialog between managers and their employees and the development of personal interviews, which are a key moment for reviewing past performance, deciding on future objectives that are in line with the objectives of the unit, and thinking about the employee's career path. The initial groundwork for the 360° evaluation was done in 2003. The experiment was expanded in 2004.

Skills development

Developing the skills of all personnel is a key to Arcelor's industrial and sales performance. Local training policies adapted to needs and opportunities are implemented everywhere in the company. Needs are defined based on industrial and commercial projects, as well as on personnel expectations as they emerge, for example, in personal interviews.

Skills development is increasingly tied to deployment of best practices in the company. It is not only a question of training. It is also a question of work organization, with the implementation of independent teams and greater responsibilities for each person at every level (e.g. with total productive maintenance). The deployment of good practices requires powerful tools.

Galv'agora

Arcelor has set up a community of practices for all galvanizers in the Group worldwide. This community allows each person to identify experts, find answers to their questions, share their expertise with their colleagues, and improve the state of the art in their field. Galv'agora helped speed startup of the Vega do Sul unit in Brazil. This community will be the first of a long line in the Group.

Arcelor University is a corporate university that offers Group managers training programs that can be either managerial or technical, in addition to locally available training programs.

Managerial training combines acquisition of knowledge in the classroom and distance training tools. For each trainee, it includes conducting a project in real time, in the field, with quantified economic objectives. These projects are negotiated by the trainee with his managers.

Open Your Steel for young recruits, Understanding Steel for all managers not specialized in steel, Steel for Steel People for specialists, Young Manager Program, Operational Manager Program and Campus are the seminars that mark out a manager's career in the company. Arcelor also offers an MBA in partnership with an accredited school.

Lastly, in 2004, Arcelor set up a system for identifying and grooming high achievers among its managers. This system prepares the next generation of managers for the medium term.

Remuneration

The remuneration policies are designed to reward both performance and skills for executive personnel.

Managers are evaluated according to their performance and the results obtained in industrial safety, environmental protection, and employee satisfaction based on the MBO (Management by Objectives) model that is common to the entire Group. In 2004, a vast project was launched to harmonize remuneration policies for the Group's entire manager population, in particular concerning variable shares and non-monetary considerations.

Management planning of employment and skills

In line with the founding traditions of the Group, Arcelor is committed to medium-term management of employment, which allows:

- management reorganizations through proactive management of the skills of the concerned persons,
- for major restructuring:
  - focus on career and geographic mobility within the Group
  - limit external reintegration by making optimum use of local opportunities
  - assist economic redeployment of the concerned employment pools.

To anticipate changes in the main professional families, Career committes are being set up in the Group: for the management finance functions, for the metalwork function in flat carbon, and for the HR function. These committees are designed to prepare the professions concerned to deal with demographic, technical and organizational changes over the next 5 to 10 years.



Belgo Mineira ranks among the "Hundred best enterprises to work for" according to a survey conducted in South America by Exame

Belgo Mineira, a Brazilian subsidiary of Arcelor, was once again rewarded in 2004 for its results in the areas of remuneration policy, career development, career/personal life arrangements, quality of work atmosphere and setting, and for its responsible citizenship initiatives toward the families of its employees and the residents living near its sites.

Principle 6: Innovation and Quality

OBJECTIVES

- *Actively contribute to the renewal of the Group's steel product and solutions offering*
- *Help improve the production processes, through continuity or complete change*
- *Develop know-how across the Group*
  - *product enhancement in partnership with customers*
  - *transfer of best practices*
  - *continuous improvement plans*
- *Leveraging of synergies to enhance research and development efficiency*
- *Development of programs in line with the strategic priorities of business sectors and Arcelor's sustainable development strategy*
- *Broader access to external sources of research funding*
  - *joint studies with other industries and other steelmakers*
  - *partnerships with universities and research institutes*
  - *public-private joint ventures*

Promoting innovation dedicated to the environment and safety

The share of research that is geared more specifically toward the Group's environmental policy can be evaluated at 38%. Results on the environment are direct: reduced consumption of energy and raw materials, less polluting discharges from plants, and development of products that comply with future environmental standards. They are also indirect regarding products that anticipate the expectations of the Group's customers, such as very-high-tensile steels that increase automobile safety and which, being lighter, allow lower CO_2 emissions when driving, or steels with properties that allow certain stages of the production process on customer premises to be skipped (e.g. steel coated with organic matter).

In terms of **processes**, the ULCOS (Ultra Low CO_2 Steelmaking) project, which aims at selecting and developing technologies allowing a drastic reduction in CO_2 emissions during steel production, has been launched. This project, which brings together 48 partners in Europe, enjoys financial support from the European Commission. Arcelor handles coordination.

The R&D teams also joined forces for several environmental projects such as controlling harmful emissions from iron ore agglomeration and coking plants, improving recyclability of scrap at basic oxygen furnaces, and reduction of galvanization furnace temperature dispersion.

"Steel solutions for a better world"

Arcelor steel is a product that contributes to Sustainable Development: proposing steel solutions means imagining a series of services that supplement the Group's products, in order to better serve customer expectations.

The environmental impact in terms of recyclability, durability, lightening and robustness of the steel solutions that Arcelor offers its customers is perfectly controlled. The same is true for the production modes implemented in the various Group entities.

Steel solutions in construction

Steel does not emit hazardous volatile or allergenic substances. Structural steel does not have its own electric or magnetic fields. The influence of steel beams on magnetic fields in a building is insignificant in terms of hazardous effects for humans and animals.

Steel offers strong added value in terms of environmental protection. It allows:

- a reduced quantity of construction materials and their transportation requirements thanks to the reduced weight of structures,
- reduced construction times thanks to prefabrication,
- reduced waste on site thanks to "dry" assemblies,
- designing with the purpose of disassembling and reusing structural elements,

- recycling and extraction of materials from the waste chain.

For buildings, steel offers aesthetics and flexibility. It allows:

- sizing of thin bearing elements, thus increasing the usable area in buildings,
- designing of flexible, audacious and exceptional structures.

Steel offers a positive environmental balance: the analysis of the lifecycle of a steel building compared to concrete shows a 41% savings in water consumption during the construction phase. A steel structure allows half as many trips by truck to and from the site, and 57% less inert waste. Using advanced outsulation techniques, throughout the life of the building, steel allows significant energy savings, and easier maintenance and upgrading. At the end of its life, it offers easy recycling possibilities. Overall, the savings generated during building operation (i.e. 92% of consumed energy) show a highly favorable environmental balance for steel (for more info, see www.constructalia.com).

Concerning the building and construction market, Arcelor has focused its R&D efforts on projects that have demonstrated the performance capabilities of a number of construction systems for energy-efficient buildings, such as ventilated double roofs, and on the lightening of the materials, such as beams and sheet piling.

Housing and energy

In France, Arcelor has joined ADEME (Agence de l'Environnement et de la Maîtrise de l'Energie), CSTB (Centre Scientifique et Technique du Bâtiment), Lafarge and EDF-GDF to create the Building-Energy foundation. The purpose of this entity is to promote buildings with positive energy that both consume and produce energy. Its budget will be 8 million euros, funded 50% by the founding companies in 2005, its first year of operation.

Steel solutions for the automotive industry

Steel is the material most used in the automotive industry (flat steels account for 40% of the weight of a vehicle and 98% of body in white). It offers significantly improved properties in terms of safety through its impact resistance, and environmental friendliness through its recyclability.

Safety: Increasingly stringent crash standards imply tremendous increases in the energy absorbed. To face these challenges, more resistant materials are required. Steel currently exceeds resistances of approximately 1,000 MPa. Very-high tensile steels (VHT) currently account for more than 30% of steels used on the body in white. Arcelor contributes daily to improve vehicle safety: the VHP (Very-high performance) and VHT steels offered by the Group are recognized by automotive manufacturers as playing an active part in improving the safety performances of the most demanding crash tests.

Environment: It takes less energy to produce steel than other materials. The properties of steel make it a toxic-free metal that is indefinitely and easily recyclable thanks to its magnetic properties. The increased use of Very-high tensile steels (VHT) and new generations of steel allow the production of body in white that are 25 to 50% lighter.

Durability: Thanks to the currently available coated Arcelor steels, manufacturers can offer warranties of up to 30 years.

Steel is evolving: Close to 30 different grades of steel can be specified on a body in white, depending on the performances required. Half of the products are less than 5 years old.

In the **Automotive** industry, R&D has focused on promoting steel solutions through the use of demonstrators such as ABC (Arcelor Body Concept), illustrating the lightening potential resulting from the use of very-high tensile steel grades developed by Arcelor, and on providing customer support for working them and integrating them in new vehicles.

These new steel grades allow major weight gains that directly reduce the polluting emissions of vehicles (roughly 10% on a standard "segment C" vehicle), and they also allow enhanced passenger safety in these vehicles by fully meeting the Crash EuroNCAP 5-star criteria and the American standards for rollover and rear impact.

Steel solutions for packaging

Safety: Steel packaging offers excellent protection for the product it packages, whether it be canned foods, beverages, powdered milk for infants, coffee, or any other product. Its solidity makes it the ideal packaging for all types of products. Its robustness allows it to withstand impacts. Its imperviousness to light, gases and microorganisms prevents damage to the contents for a long period, and its tamperproofness guarantees complete safety for consumers.

Environment: The magnetism of steel facilitates recycling regardless of how the used packaging is processed: selective sorting, composting, or incineration. Cans have become much lighter over the past ten years, allowing less matter at the source. Lastly, steel is recyclable and recycled to become a new steel product.

In **Packaging**, the renewal of Arcelor's offering continued in 2004 through an expanded range of steels with high tensile characteristics and high ductility which allows less thickness and therefore lighter packaging, while allowing easier working. A new line of steels with very low tensile properties and very high ductility has been launched, allowing designers to let their imagine run free thanks to the feasibility of new shapes. The infinite recyclability of steel is also a key aspect that can be exploited for each of its applications.

Steel solutions for household applications

In addition to the intrinsic cost reduction qualities of steel for finished appliances, and its appearance, acoustics, comfort of use and energy savings, it is also better for the environment. The WEEE European directives applicable starting in 2006 concerning the recycling of electronic and electric appliances is a wonderful opportunity for promoting the economic and environmental advantages of the increased use of steel in the design of household appliances, thanks to the infinite recyclability of the material.

In **Household Appliances,** Arcelor has stressed the development and expansion of its environmentally friendly product range.

Total Quality and TPM

The Arcelor sites all use a total quality approach and are certified ISO 9001. Quality is dealt with every day on each site by setting objectives stated in Annual Development Plans (ADP) (such as customer satisfaction, observance of production lead times, etc.). The quality approach is based on participation. It requires that each person become involved and familiar with the quality methods. Despite a high level of quality excellence, Arcelor continues to introduce new methods to stimulate its ongoing improvement approach.

TPM/JIPM (Total Plant Maintenance) is the method used by the Arcelor Group since 1995 to promote industrial excellence in terms of reliability, customer satisfaction, safety and environemental protection. This method goes perfectly with Arcelor's commitment to follow a Sustainable Development dynamic: TPM gives meaning and creates social ties within the organizations. It ensures regular service and improved quality for customers, allows higher yields, reduces logistic costs and decreases maintenance costs. It also allows the environmental impact of the production tool to be minimized.

All the Flat Carbon production sites have committed themselves to TPM. Fifteen of them were awared prizes in 2004.

In order to foster exchanges of best TPM practices in the Stainless Steel sector, the Inox Progrès Continu challenge, which is the first of its kind, was organised on 15 March 2005 and involved a number of operators and managers.

Principle 7: Corporate Governance

- *Split between the functions of Chairman and Chief Exclusive Officer*
- *Establishment of management bodies to promote transparency and professionalism*
  - *Audit Committee*
  - *Appointments and Compensation Committee*
- *Definition of qualification criteria for independent administrators*
- *Compliance with international corporate governance recommendations*
- *Clear definition of principles of legal representation for undertakings by the Group and its business units (mandatory two-signature system, up-to-date table of authorized signatories for parent compagny/business unit undertakings, legal stamp for all contacts, etc.)*

Dedicated to applying the principles of good corporate governance, Arcelor continues its efforts toward transparency and improved quality of distributed information. In its annual report, the Group includes a report entitled "Corporate governance and internal control procedures" (see p.124). Detailed information is provided on the members of the Board of Directors, the remuneration of Board members and General Management, and the Internal Audit procedures.

A space dedicated to corporate governance has been added to the www.arcelor.com. It now comprises a vast set of reference documents concerning the company.

Another key point for 2004: a Board self-assessment procedure was launched beginning of 2005. This assessment concerned the organization and follow-up of Board meetings, the composition of the Board, the missions and operation of the Board, the remuneration of its members, and the running of the Audit Committee and the Nominations and Remuneration Committee.

Principle 8: Responsible citizenship

OBJECTIVES

- *Fostering of a climate of respect for the Group's developing multicultural nature*
  - *respect for the cultures of individual countries*
  - *encouragement of active involvement in social projects*
- *Developpement of retraining programs and industrial redevelopment of sites following plant closures*
- *Deployment of targered support and sponsorship programs at local, national and international level*
- *Enabling acces to plants as part of a commitment to transparency*

Responsible restructuring

Implementation of the Group's strategic orientations following the creation of Arcelor implies industrial transfers on several sites in order to better meet the needs of the markets and ensure the Group's medium-term competitiveness. According to the tradition of the Arcelor founding entities, announcement of the industrial transfers is made several years before the fact when possible. This early announcement gives the Group time to initiate in-depth discussions with the organizations representing the personnel, the public authorities and all other concerned players, to favor internal reintegration solutions between Group entities and sectors, and to launch special training plans for the people concerned by the restructuring and experiencing difficulty in their reintegration. The commitment of Arcelor to manage these transfers through responsible social and environmental measures is clearly reasserted each time. The labor plans are negotiated with employee representatives and Arcelor confirms its commitment to managing industrial redeployment in seriously affected employment pools. To this end, Arcelor uses the specific expertise of SODIE to promote job creation, and the Assets Division, in wich BAIL Industrie manages real estate and environmental matters.

Seventeen European sites belonging to the Group have undergone a restructuring plan in 2004, mostly in France, Spain, Luxembourg, Belgium and Germany. Arcelor Management emphasized discussions with the social partners and local managers, in order to offer a solution for each employee affected by these restructurings.

Hommes & Entreprise : a company that helps former Arcelor employees in their conversion

Created in 1999, the objective of the company Hommes & Entreprise (H&E), an Arcelor subsidiary, is to ensure the industrial conversion of former Group employees who experienced employability problems for reasons related to health, age, or insufficient skills. H&E offers individual support to each person, in order to find them a satisfying job that is suited to their potential. H&E focuses on two main areas: finishing work in construction, and document digitization.

Five years after its creation, H&E has proven it is viable and has become a leading company on the French digitization market. Group sites such as Sollac Lorraine also call on H&E for their green space maintenance and facility management.

Reconverting industrial sites

As announced in the 2002 annual report, the Belval site (Luxembourg) has entered an active reconversion phase with the construction of the Dexia bank headquarters and a large recreational complex. This reconversion program is conducted in partnership with the Luxembourg authorities, through the Agora company.

Supporting society

Each year, the entities of the Arcelor Group spend more than 8 million euros on sponsorship initiatives. These initiatives, which involve the Group's personnel, can be humanitarian, cultural, educational or sports-oriented. Each site manages its sponsorship and proximity actions locally, ensuring better monitoring and closer involvement.

Sponsorship (in millions of euros)


3.0 Sport
2.5 Art and Culture
2.7 Local life

Bone marrow transplant donor banks

In 1988, a partnership agreement was signed with France Greffe de Moelle, an association founded by two Nobel Prize winners in physiology, professors Jean Bernard and Jean Dausset, to register bone marrow donors. In fact, stem cell transplants are the only way to cure certain forms of leukemia. That is why registers of compatible donors are needed to substantially increase transplant opportunities and the chances of healing patients.

Since Arcelor was created in 2002, the Group has continued this commitment and contributed to the development or creation of stem cell donor registers in France, Spain, Italy, Belgium and Luxembourg. National files of potential donors and their computerized interconnection on an international level is the cornerstone for a worldwide fight against leukemia through stem cell transplants.

In 2004, Arcelor extended its commitment to Brazil: Guy Dollé, CEO of Arcelor, donated 320,000 reals (approximately 88,000 euros) to the directors of the Brazilian National Cancer Institute (INCA) for its pediatric care unit. The donation is intended to develop the Brazilian bone marrow register. The group's employees and partners will be encouraged to register. In parallel, the companies Acesita, Balgo, CST, and Vega do Sul have launched a vast stem cell donation awareness program for their employees and their families, and their suppliers, customers and other partners. The program's objective is to register 250,000 new potential donors on the Brazilian register by 2007.

The association France Greffe de Moelle, the Luxembourg Red Cross, the Luxembourg Philharmonic Orchestra, the Belgo and Acesita foundations in Brazil and the Prince des Asturies foundation in Spain, the Flanders Festival and several sports associations are a few examples of the ways Arcelor and its entities contribute to society.

Arcelor and the Global Compact

On 3 September 2003, Guy Dollé, Chairman of Arcelor General Management, confirmed to Kofi Annan, Secretary-General of the UN, that Arcelor adheres to the United Nations Global Compact, joining the more than 1,250 corporations worldwide that have also subscribed.

The objective of the **Global Compact** (www.unglobalcompact.org), launched in 2000 by the UN Secretary-General, is to incorporate a set of fundamental values in business practices relative to the Universal Declaration of Human Rights, international labor standards, and environmental protection.

Adhering companies commit themselves to individually apply the 10 principles of the Global Compact (see box) and to promote their dissemination among all the stakeholders.

HUMAN RIGHTS

Principle 1: Business should support and respect the protection of internationally proclaimed human rights; and

Principle 2: make sure that they are not complicit in human rights abuses.

LABOR STANDARDS

Principle 3: Business should uphold the freedom of association and the effective recognition of the right to collective bargaining;

Principle 4: the elimination of all forms of forced and compulsory labour;

Principle 5: the effective abolition of child labour; and

Principle 6: the elimination of discrimination in respect of employment and occupation.

ENVIRONMENT

Principle 7: *Business should support a precautionary approach to environmental chalenges;*

Principle 8: undertake initiatives to promote greater environmental responsability; and

Principle 9: encourage the development and diffusion of environmentally friendly technologies.

ANTI-CORRUPTION

Principle 10: *Business should work against all forms of corruption, including extortion and bribery.*

Belgo Mineira in Brazil and Usinor in France had already given their support in the past to this United Nations initiative. With the adhesion of Arcelor, each Arcelor employee is asked to share and spread these concerns in all the activities and in all consolidated companies of the Group.

Arcelor's Sustainable Development strategy and Principles of Responsibility, upheld by the Group's General Management, are right in line with the 10 principles of the Global Compact. The eight priority areas translate Arcelor's determination to achieve consistency in its economic (**P**rofit), social (**P**eople) and environmental (**P**lanet) strategies, for the greater good of all its **P**artners.

A key aspect of adhesion to the Global Compact is the promotion of the 10 principles among the Group's subcontractors and suppliers. In 2004, the Arcelor Purchasing Division integrated a set of elementary obligations that the Group now requires from its suppliers concerning human rights, labor standards, and environmental protection. The Sustainable Purchasing program now allows Global Buyers to evaluate suppliers using a scorecard that checks compliance with each of the commitments and values of Arcelor in favor of Sustainable Development and the Global Compact.

To support the adoption of the 10th Global Compact principle, Arcelor has begun working on an Ethics Code that defines the behavior of each Group employee, in particular with regard to the fight against corruption, that will supplement its Principles of Responsibility.

GRI correspondence table

The Arcelor Sustainable Development report was prepared for all consolidated companies. To make is easier to read, the table below shows the correspondences between Arcelor Sustainable Development reporting and the sections proposed by the Global Reporting Initiative (www.globalreporting.org).

Content	Pages	Global Reporting Initiative
Messages from Joseph Kinsch and Guy Dollé	2	1.2 + 2.9 + 3.9
Corporate governance and internal control procedures	64	3.1 -> 3.6 + LA11
Market informations and financial informatiion policy	85	3.8
Consolidation of Sustainable Development policy across the Group: a new stage	92	1.1 + 2.10 -> 2.16 + 3.7 + 3.14 + 3.15 + 3.20 + S02 -> S04
Achievements and priorities	94	1.1 + 3.19 + 3.20
Arcelor sustainable Development key performance indicators	96	3.19 + 3.20
Principle 1: Group profitability	98	EC1
Principle 2: Health & Safety	99	3.16 + 3.20 + EN2 + EN5 + EN8 + EN10->EN12 + EN14 + EN27 + EN34
Principle 3: Environmental protection	103	3.20 + LA5 -> LA7 + LA15 + PR1
Principle 4: Dialog with the stakeholders	107	2.9+3.9 + 3.10 + LA4
Principle 5: Skills Development	109	LA1 -> LA4 + LA9 + LA10 + LA16 + LA17
Principle 6: Innovation and Quality	112	3.16 + PR1 + PR2 + EN14 + EN16
Principle 7: Corporate governance	115	LA13 + LA4 + 3.1 -> 3.6
Principle 8: Responsible citizenship	116	EC10 + S01 + LA4 + LA16
Global Compact	118	3.14 + 3.16 + EN33 + LA14 + HR1 -> HR7 + LA10 + LA11 + LA14 + S02 + S03

Contact

Internet: www.arcelor.com
E-mail: sustainability@arcelor.com




SESTAO - SPAIN - 5 PM.

ARCELOR RECYCLES USED STEEL TO MANUFACTURE NEW PRODUCTS. WHEN EVERYONE MAKES A SMALL DAILY EFFORT,

LEGAL AND FINANCIAL INFORMATION


VARSOVIE - POLOGNE - 5 P.M.

THE ENVIRONMENT BENEFICITS AS A WHOLE.

LEGAL INFORMATION

General information about Arcelor

CORPORATE NAME AND HEADQUARTERS

Corporate name: Arcelor

Corporate offices and principle establishment: 19, avenue de la Liberté, L-2930, Luxembourg, Grand Duchy of Luxembourg.

LEGAL FORM

Arcelor is a "Société Anonyme" incorporated under Luxembourg law. Arcelor is registered at the Luxembourg Registrar of Trade and Commerce under number B 82454.

DATE AND DURATION OF INCORPORATION

Arcelor was incorporated on 8 June 2001 for an unlimited period.

COMPANY OBJECTIVE

The main objective of the Company is the direct or indirect manufacture, processing and distribution of steel, steel products and other metal products, as well as all products and materials used in their manufacture, processing and distribution, and in all industrial and commercial activities directly or indirectly linked to these products; including research and the creation, acquisition, retention, use and sale of patents, licenses, expertise and, more generally, intellectual and industrial property rights.

THE PLACE WHERE THE LEGAL DOCUMENTS RELATING TO THE ISSUER MAY BE VIEWED

The statutes of Arcelor may be viewed at the company headquarters, at the Luxembourg Registrar of Trade and Commerce, the Trade Registrar of Brussels, the Trade Registrar of Paris, and in Spain (accompanied by a Spanish translation) at the Comisión Nacional del Mercado de Valores (CNMV), the Spanish Stock Exchange and the Spanish Liaison Entity. The annual report, non-consolidated annual accounts, consolidated financial statements and half-yearly and quarterly financial statements issued by the Company may be viewed at the Company headquarters, where copies may also be obtained. The non-consolidated annual accounts and consolidated financial statements are also available from the Luxembourg Registrar of Trade and Commerce, in Belgium at the Banque nationale de Belgique and in France from the Autorité des marchés financiers (AMF) – the French financial market regulator. In Spain, these documents, together with the half-yearly and quarterly financial data, are filed with the CNMV, the Spanish stock markets and Spanish Liaison Entity. These documents can also be viewed on the www.arcelor.com website.

FINANCIAL YEAR

The 12-month financial year begins on 1 January and ends on 31 December of the same year.

Information about the share capital of Arcelor

AUTHORIZED CAPITAL

The authorized capital, including issued share capital, totals €5,000,000,000. The unsubscribed portion of authorized capital may be issued by exercising conversion or subscription rights already granted by Arcelor.

CHANGES IN THE COMPANY'S SHARE CAPITAL

Arcelor was incorporated on 8 June 2001 with a share capital of €32,250.

On 15 February 2002, Arcelor issued 516,215,823 new shares in exchange for the Aceralia, Arbed and Usinor shares tendered during the initial Public Offers of Exchange for these companies and in consideration for the 1,561,668 Arbed shares tendered by Staal Vlaanderen N.V.

In accordance with applicable regulations, Arcelor subsequently reopened the offer for Arbed in Luxembourg and Belgium and the offer for Usinor in France, on the basis of unchanged terms.

On 18 March 2002, Arcelor issued 12,138,238 additional new shares in exchange for the Arbed and Usinor shares tendered following the reopening of the Public Offers of Exchange for Arbed and Usinor shares and in consideration for the 297,354 Aceralia shares tendered by Arbed España BV.

On 5 August 2002, Arcelor issued 3,351,776 new shares in exchange for the Usinor shares tendered during the Public Offer of Withdrawal by Exchange for all Usinor shares still in circulation. Usinor shareholders were then able to exercise their exchange options. In this respect, on 22 August 2002, Arcelor issued 414,939 new shares in consideration for 414,939 Usinor shares; on 6 November 2002, 239,183 new shares in exchange for 239,183 Usinor shares; on 9 January 2003, 104,183 new shares in exchange for 104,183 Usinor shares; on 9 April 2003, 258,985 new shares in exchange for 258,985 Usinor shares; on 9 July 2003, 102,685 new shares in exchange for 102,685 Usinor shares; on 9 October 2003, 208,534 new shares in exchange for 208,534 Usinor shares; and on 9 April 2004, 104,477 new shares in exchange for 104,477 Usinor shares.

On 27 July 2004, Arcelor issued 106,629,054 new shares subscribed subsequent to the issue of 533,145,273 equity warrants.

At 31 December 2004, the subscribed share capital of Arcelor totaled €3,198,871,635, represented by 639,774,327 fully paid up shares, without designation of nominal value.

Date	Number of shares	Capital transactions
08/06/2001	25,800	Creation of Newco, later Arcelor
11/12/2001	6,450	Review of book value by an Extraordinary General Meeting of Shareholders
15/02/2002	499,434,342	Public Offer of Exchange for shares in Aceralia, Arbed and Usinor
15/02/2002	516,222,273	Contribution of Arbed shares held by Staal Vlanderen NV
18/03/2002	528,360,511	Reopening of the POE for Arbed and Usinor and contribution of Aceralia shares held by Arbed España BV
05/08/2002	531,712,287	Public offer of withdrawal by exchange for Usinor shares
22/08/2002	532,127,226	Contribution of Usinor shares
06/11/2002	532,366,409	Contribution of Usinor shares
09/01/2003	532,470,592	Contribution of Usinor sharesr
09/04/2003	532,729,577	Contribution of Usinor shares
09/07/2003	532,832,262	Contribution of Usinor shares
09/10/2003	533,040,796	Contribution of Usinor shares
09/04/2004	533,145,273	Contribution of Usinor shares
27/07/2004	639,774,327	Issue of Arcelor equity warrants

Securities providing access to capital

On June 27, 2002 Arcelor issued a bond loan for €749,999,981.50 at 3% maturing in 2017, with the option of conversion and/or exchange into new and/or existing Arcelor shares (O.C.E.A.N.E. 2017). This loan is represented by 38,961,038 bonds with a nominal unit value of €19.25.

Following the issue of bond warrants on June 29, 2004, the share exchange ratio was adjusted from 1 for 1 to 1 for 1.027.

Litigation

Arcelor's Legal Department prepares a regularly updated litigation report showing all existing litigation where the amounts at issue exceed €500,000. Arcelor is unaware of any significant litigation capable of altering its financial situation.

Trade barriers

Trade liberalization has resulted in the creation of national trade protection mechanisms designed to control international trade. Adopted internationally under the GATT agreements, the most recent of which dates from 1994, the main trade protection mechanisms are anti-dumping and anti-subsidy (countervailing duty) legislation, safeguard clauses and voluntary export restriction agreements.

Recent years have seen the widespread deployment of trade protection measures, particularly anti-dumping and anti-subsidy legislation, which are being adopted by an increasing number of countries. This general trend has been highlighted by the enquiry launched into the safeguard clause introduced by the United States in June 2001.

Safeguard measures allow countries to protect particular domestic industries where the quantity of products imported causes or threatens to cause serious harm to those industries. Nevertheless, these measures are not intended to combat so-called unfair trading practices.

Anti-dumping duties are designed to eliminate the trading practice of selling a product in a foreign market at a lower price than that charged for the same product in its domestic market. The resulting duties are equivalent to the difference between the selling price in the domestic market and the selling price in the export market.

Anti-subsidy legislation is designed to cancel any advantage conferred by direct or indirect subsidy of imported products.

ANTI-DUMPING AND ANTI-SUBSIDY MEASURES

Defensive actions

United States

Flat Carbon Steels

Some of Arcelor's flat carbon steel products are subject to anti-dumping and anti-subsidy duties in the United States. The products concerned are as follows:

- **Plate and heavy plate:** in 2000, the United States introduced an anti-dumping duty of 10.41% and anti-subsidy duties on imports from France (Usinor Group). The anti-subsidy duties were revoked by the US Department of Commerce (DoC) in November 2003 as being incompatible with World Trade Organization rules. The anti-dumping duty is subject to annual review. In addition to this, the DoC and International Trade Commission (ITC) are obliged to conduct a 5-yearly sunset review to determine whether revoking the anti-dumping duty and anti-subsidy duty would result in the continuation or resumption of dumping. This 5-yearly review is due to be conducted in 2005.

Since 1993, anti-dumping and anti-subsidy duties have also been applied to imports from Belgium and Spain. This means that Cockerill Sambre is subject to an anti-dumping duty of 6.75% and an anti-subsidy duty of 23.15%. Imports of custom heavy plate produced by the Aceralia Group are subject to an anti-dumping duty of 105.61% and an anti-subsidy duty of 36.86%. These duties are also due for a 5-yearly sunset review in 2005.

- **Cold-rolled flat products with anticorrosion coating:** an anti-dumping duty of 29.41% and an anti-subsidy duty of 15.13% have been imposed on these imports, particularly those from France. These duties are also due for a 5-yearly sunset review in 2005.

- **Cold-rolled flat products:** In 2001, the U.S. authorities conducted an anti-dumping and anti-subsidy inquiry into imports of these products from 20 countries: Argentina, Australia, Belgium, Brazil, China, France, Germany, India, Japan, Korea, Netherlands, New Zealand, Russia, South Africa, Spain, Sweden, Taiwan, Thailand, Turkey and Venezuela. The final conclusion of the ITC was that the U.S. steel industry had not been harmed by these imports, and the inquiry was closed. An appeal against this decision was then filed in the U.S. Court of International Trade (CIT) by some U.S. steel producers, and is still pending. If the ITC ruling is overturned, then anti-dumping duties will be imposed on imports of cold-rolled products from all the countries listed above. Products produced by certain Arcelor subsidiaries for export to the U.S. could therefore be subject to new anti-dumping and anti-subsidy duties.

Long carbon steels

In 2002, the DoC decided to impose anti-dumping duties on imports of certain long products originating in Luxembourg, Germany and Spain. However, the ITC ruled that the U.S. steel industry had suffered no harm as a result of imports from these countries, and closed the anti-dumping inquiry opened in June 2001. This decision was also appealed to the CIT by certain U.S. steel producers and is still pending. If the ITC ruling is overturned, then anti-dumping duties will be imposed on imports of some long carbon steel products from Luxembourg, Germany and Spain. Products produced by certain Arcelor subsidiaries for export to the U.S. could therefore be subject to new anti-dumping and anti-subsidy duties.

Stainless steels

Certain Arcelor stainless steel products are subject to anti-dumping and anti-subsidy duties in the United States. The products affected are:

- **Stainless steel flat products originating in France:** the anti-dumping duty is currently set at 2.93%. The anti-subsidy duty was revoked in 2003. An annual review and a five-year review of the antidumping order are in progress.
- **Stainless steel long products originating in France:** U.S. imports of stainless steel rod and wire originating in France are subject to an anti-dumping duty of 7.19%. The 5-year sunset review will take place in 2005.
- **Stainless steel bar:** in 2001, the DoC and ITC launched an inquiry into the importation of stainless steel bar from France and Italy. The DoC calculated a de minimis anti-dumping duty rate for imports from Italy (Bedini), meaning that no anti-dumping duty is applied to U.S. imports of these products. Conversely, the DoC imposed an anti-dumping duty of 3.90% on imports from France (Ugine Savoie-Imphy). The two orders are currently being reviewed.
- **Stainless steel heavy coil:** imports from Belgium are currently subject to an anti-dumping duty of 3% and an anti-subsidy duty of 0.97%. A five-year sunset review procedure and an annual review procedure are currently in progress.

Brazil

In May 2000, the Brazilian Government imposed an anti-dumping duty of 30.9% on imports of cold-rolled stainless steel flat products less than 3 mm thick from Ugine.

Canada

Following the five-year review procedures implemented in 2004, the antidumping duties applied by the Canadian authorities to certain hot-rolled carbon steel heavy plate from Spain (Aceralia), certain hot-rolled carbon flat products from France (Usinor), certain cold-rolled carbon flat products from Belgium (Sidmar) and certain corrosion-resistant flat products from Germany (Stahlwerke Bremen) were all canceled between May and August 2004.

However, following a decision by the Canadian authorities in 2001, antidumping duties remain in force on the imports of certain hot-rolled carbon flat products from Brazil (CST). Antidumping duties of 77% are applied to these products.

Following a decision by the Canadian authorities in 1998 that was renewed in 2003, antidumping duties apply to to the imports of certain stainless steel bars from France (Ugitech). Since 1998, 110% antidumping duties are applied to these products by the Canadian authorities. These strong measures are currently subject to a request for an intermediate review before the Canadian authorities.

Trade retaliation: European Union

Certain cold-rolled flat stainless steels from the USA

In September 2003, the European Commission imposed provisional anti-dumping duties on imports of certain US cold-rolled flat stainless steels (20.6% on imports from AK Steel Corporation and 25% on imports from other companies). The European Commission cancelled this anti-dumping retaliation in March 2004, following a petition from Eurofer.

Certain hot-rolled flat stainless steels from India, Taiwan, Serbia, Montenegro, Bulgaria and South Africa

In September 2004, at the suggestion of the European Commission, the European Council abolished its anti-dumping measures against imports of certain hot-rolled flat stainless steels from India (0% - 18.1%), Taiwan (2.1% - 24.9%), Serbia and Montenegro (15.4%), Bulgaria (7.5%) and South Africa (5.2% - 37.8%).

Certain quarto steel sheets from India, China and Romania

In August 2000, at the suggestion of the European Commission, the European Council imposed definitive anti-dumping duties on certain quarto steel sheets from India (22.3%), China (8.1%) and Romania (5.7% - 11.5%).

Safeguard clause

United States: wire rod

Imports of most types of wire rod from all steel producing countries (except Canada and Mexico) are subject to a maximum quota. In 2001, the quota for EU member states was set at 419,948 metric tons.

United States: certain types of steel

Imports of most types of wire rod from all steel producing countries (except Canada and Mexico) are subject to a maximum quota. In 2001, the quota for EU member states was set at 419,948 metric tons.

United States: certain types of steel

On 4 December 2003, the US President lifted the duties he had imposed in March 2002 on certain types of flat products, especially plate, heavy plate, concrete reinforcing bar, hot-rolled products, cold-rolled products, coated products, tinplated steel, hot-rolled bar, cold-rolled bar, certain tubes, certain accessories made from carbon and alloy steels, stainless steel bar, stainless steel wire rod and alloy tool steels. These duties were initially set at 30% for flat carbon steel products, 15% for tubes, concrete reinforcing bar and stainless steel bar, and 8% for wire rod. In March 2003, these duties were reduced to 24%, 12%, 10% and 7% respectively. Imports of plate were subject to a quota of 4.9 million metric tons for the first year, and 5.35 million metric tons for the second.

The safeguard measures also provide for the option of negotiating individual product-by-product exclusions. Arcelor and its subsidiaries manufacture many products that the U.S. steel industry does not. For this reason, in 2002 and 2003, Arcelor was successful in securing more than 75 exclusions for the company's products through negotiations with the US government.

Europe

In December 2003, the European Commission abolished its tariff quotas on certain steel products (hot-rolled coil, hot-rolled sheet, hot-rolled strip, hot-rolled flat products, cold-rolled sheet, pipe fittings and flanges).

This decision was taken following the American administration's move to remove its own safeguard measures against imports of certain steel products into the US.

Canada: carbon steel and alloy flat products & certain long and steel alloy products

In October 2003, the Canadian Government decided against imposing safeguard measures on imports of foreign steel products.

Poland

In March 2003, the Polish Government imposed safeguard measures on 8 products for a period of 2 years (from March 2003 to March 2005). The products affected by these quotas are: non-alloy cold-rolled, hot-rolled and galvanized flat products, non-alloy organic-coated flat products, electric steel alloy flat products, non-alloy hot-rolled bar, welded tubes and weldless tubes.

Hungary

In April 2003, the Hungarian Government imposed safeguard measures on 7 products. These measures are effective for a period of 2 years commencing April 2003. The products affected by these quotas are: non-alloy cold-rolled and hot-rolled flat products, and certain long products and tubes.

OECD (Organization for Economic Cooperation and Development)

Between February 2002 and June 2004, the world's steel producing countries were engaged in talks at the OECD over the International Subsidies agreement, which was intended to eliminate all the subsidies responsible for distorting international competition in the steel industry. The failure of Participants to overcome their principle disagreements resulted in the High Level Group of 37 countries and EU Representatives (who together account for some 90% of world steel production) suspending negotiations over this agreement (29.06.04). However, the participating countries later reaffirmed their determination to reach an agreement. The High Level Group then took the view that the persisting differences would be better addressed by informal exploratory discussions between countries, in order to reduce the differences between their relative positions and therefore advance the negotiations. The High Level Group plans to meet again in 2005 to evaluate the chances of a successful conclusion to these negotiations.

WTO (World Trade Organization)

At the request of the European Union, the WTO set up a second special group in September 2004 to examine US

Privatization and rule on the legality of the new American methodology applied to evaluate the applicability of anti-subsidy duties in the context of anti-subsidy procedures related directly to steel industry privatization in France, the UK, Germany and Spain.

At the request of the European Union, the WTO set up a special "Zeroing" group in July 2004 to examine the compatibility of the US method of "zeroing" when calculating dumping margins. "Zeroing" ignores non-dumped transactions when calculating the aggregate dumping margins of exporters, and more especially European steel exporters.

In August 2004, the WTO granted permission to the European Union and seven countries (Brazil, Canada, Chile, India, Japan, South Korea and Mexico) to apply additional duties to imports of American products in response to the "Byrd" amendment; a piece of American anti-dumping legislation ruled as illegal by the WTO in September 2002. This amendment, which the WTO had demanded be revoked before 27 December 2003, allows the US Government to distribute the proceeds of anti-dumping duties directly to companies harmed by dumping. This authorization limited the amount of sanctions to 72% of the sums charged under the amendment, which, for the European Union, means a total of some $10 million in duties on imports of US products.

In February 2004, the WTO gave the European Union permission to take retaliatory measures against the US, following the latter's failure to comply with the WTO's 2000 ruling against the USA 1916 Anti-dumping Act. Under this law, it is possible for the plaintiff to be granted damages equivalent to three times the actual harm suffered as a result of dumping practices. The upper limit is set at $5,000m, with the further possibility of a one-year prison sentence. This retaliation should take the form of specific legislation applicable to US dumping imports, in effect mirroring US legislation.

IMPORT QUOTAS

Under the Partnership and Cooperation Agreements between the European Union and Russia, Ukraine and Kazakhstan, imports of steel products from these three countries are subject to quotas (bilateral quotas on steel imports from Russia and Kazakhstan, and unilateral quotas on Ukrainian steel imports).

In 2004, the European Commission reached an agreement with Russia over a new Bilateral Agreement imposing import quotas of 2,217,286 metric tons in 2005 and 2,272,719 in 2006. While awaiting the signature and implementation of this agreement, the European Council resolved in December 2004 to implement quantitative contingents on Russian steel imports. Implemented on 01.01.05, they total 2,041,210 metric tons for 2005.

While awaiting the outcome of negotiations over a new bilateral agreement with Ukraine for 2005 and 2006, the European Council resolved in December 2004 to implement quantitative contingents. Applied to Ukrainian steel imports from 01.01.05, they total 703,070 metric tons for 2005.

In 2004, the European Commission reached an agreement with Kazakhstan over a new bilateral agreement imposing import quotas of 200,000 metric tons in 2005 and 205,000 in 2006. While awaiting the signature and implementation of this agreement, the European Council resolved in December 2004 to implement quantitative contingents. Applied to steel imports from Kazakhstan from 01.01.05, they total 155,743 metric tons for 2005.

GROUP CONSOLIDATED ACCOUNTS

This document is a free translation in English of a French original document - Arcelor's consolidated financial statements for the year ended December 31, 2004. This document has been prepared for information only and should not be relied upon for any other purpose. In the event of any ambiguity between this document and the French original, the latter shall prevail.

Consolidated financial statements

CONSOLIDATED INCOME STATEMENT

In EUR million, for the year ended 31 December	2004	2003
Revenue (Note 27)	**30,176**	**25,923**
Other operating income	437	729
Own work capitalised	515	- 255
Cost of raw materials and consumables	- 14,759	- 12,095
Other external expenses	- 6,337	- 6,307
Staff costs (Note 21)	- 4,868	- 5,071
Depreciation and amortisation expenses	- 1,225	- 1,601
Depreciation and amortisation of goodwill	78	111
Other operating expenses	- 823	- 696
Operating result	**3,194**	**738**
Net financing costs (Note 22)	- 367	- 321
Share of results in companies accounted for using the equity method	413	140
RESULT BEFORE TAX	**3,240**	**557**
Taxation (Note 23)	- 523	- 141
RESULT AFTER TAX	**2,717**	**416**
Minority interests	- 403	- 159
Net result - Group share	**2,314**	**257**
Earnings per share in EUR (Note 14)		
- basic	4.26	0.54
- diluted	3.83	0.54

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

ASSETS

In EUR million, as at 31 December	2004	2003
Non-current assets		
Intangible assets (Note 4)	157	- 551
Property, plant and equipment (Note 5)	11,230	8,947
Investments accounted for using the equity method (Note 6)	1,366	1,758
Other investments (Note 7)	528	307
Receivables and other financial assets (Note 8)	684	693
Deferred tax assets (Note 23)	1,284	1,436
TOTAL NON-CURRENT ASSETS	**15,249**	**12,590**
Current assets		
Inventories (Note 9)	6,801	5,497
Trade receivables (Note 10)	3,757	3,253
Other receivables (Note 11)	1,372	1,378
Cash and cash equivalents (Note 12)	4,043	1,890
TOTAL CURRENT ASSETS	**15,973**	**12,018**
TOTAL ASSETS	**31,222**	**24,608**

EQUITY AND LIABILITIES

In EUR million, as at 31 December	2004	2003
Shareholders' equity		
Subscribed capital	3,199	2,665
Share premium	5,397	4,795
Consolidated reserves	2,709	- 419
Translation reserve	- 403	- 308
TOTAL SHAREHOLDERS' EQUITY (NOTE 13)	**10,902**	**6,733**
Minority interets (Note 15)	**1,415**	**730**
Non-current liabilities		
Interest-bearing liabilities (Note 16)	4,348	4,871
Employee benefits (Note 17)	1,652	1,733
Provisions for termination benefits (Note 18)	887	718
Other long-term provisions (Note 19)	920	983
Deferred tax liabilities (Note 23)	629	289
Other liabilities	82	163
TOTAL NON-CURRENT LIABILITIES	**8,518**	**8,757**
Current liabilities		
Trade payables	4,997	4,348
Interest-bearing liabilities (Note 16)	2,293	1,551
Other amounts payable (Note 20)	2,848	2,194
Provisions for termination benefits (Note 18)	50	82
Other provisions (Note 19)	199	213
TOTAL CURRENT LIABILITIES	**10,387**	**8,388**
TOTAL SHAREHOLDERS' EQUITY, MINORITY INTERESTS AND LIABILITIES	**31,222**	**24,608**

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

In EUR million, for the year ended 31 December	2004	2003
Operating activities		
Result after tax	2,717	416
Profit of companies accounted for using the equity method, net of dividends	- 336	- 48
Amortisation and depreciation	1,147	1,490
Net movement in provisions	31	85
Profit on disposal of assets	- 80	- 14
Dividends received	31	29
Changes in working capital	- 726	641
Other items	421	- 97
CASH FLOWS FROM OPERATING ACTIVITIES (*)	**3,205**	**2,502**
Investing activities		
Acquisition of tangible and intangible assets	- 1,424	- 1,327
Acquisition of subsidiary companies, net of cash acquired (Note 3)	- 302	- 41
Acquisition of financial fixed assets	- 414	- 536
Disposal of tangible and intangible assets	107	112
Disposal of subsidiary companies, net of cash disposed of (Note 3)	459	284
Disposal of financial fixed assets	192	399
CASH FLOWS FROM INVESTING ACTIVITIES	**- 1,382**	**- 1,109**
Financing activities		
Capital increase of Arcelor S.A.	1,136	-
Other net contributions to shareholders' equity	- 64	85
Dividends paid	- 249	- 218
Proceeds from borrowings	1,205	1,891
Repayment of borrowings	- 1,578	- 2,444
Acquisition of 4.56% minority interests in Aceralia	- 96	-
CASH FLOWS FROM FINANCING ACTIVITIES	**354**	**- 686**
Effect of exchange rate fluctuations on cash held	- 24	- 56
Net increase in cash and cash equivalents	**2,153**	**651**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**1,890**	**1,239**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**4,043**	**1,890**

(*) Including taxes paid in an amount of EUR 199 million (2003: EUR 29 million) and net interest paid in an amount of EUR 151 million (2003: EUR 261 million).
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

In EUR million	Subscribed capital Arcelor	Share premium Arcelor	Own shares	Other consolidated reserves	Foreign currency translation	Shareholders' equity (Note 13)	Minority interests (Note 15)	Total
31 December 2002	**2,662**	**4,791**	**- 745**	**261**	**- 237**	**6,732**	**661**	**7,393**
PROFIT AND LOSS								
Profit for the year 2003				257		257	159	416
Foreign exchange differences					- 71	- 71	28	- 43
DISTRIBUTION AND TRANSACTIONS WITH SHAREHOLDERS								
Dividends paid				- 181		- 181	- 37	- 218
Increase in share capital	3	4				7		7
Purchase of minority interests							- 87	- 87
Other adjustments			- 6	- 5		- 11	6	- 5
31 December 2003	**2,665**	**4,795**	**- 751**	**332**	**- 308**	**6,733**	**730**	**7,463**
First time application of IFRS 3				686		686		686
1 January 2004	2,665	4,795	- 751	1,018	- 308	7,751	730	8,149
PROFIT AND LOSS								
Profit for the year 2004				2,314		2,314	403	2,717
Foreign exchange differences					- 95	- 95	- 64	- 159
DISTRIBUTION AND TRANSACTIONS WITH SHAREHOLDERS								
Dividends paid				- 192		- 192	- 57	- 249
Increase in share capital	534	602				1,136		1,136
Acquisition of CST and Acindar (Note 13.6)				158		158	23	181
Utilisation of and profit on the sale of own shares			387			387	4	391
Other adjustments				- 14		- 14		- 14
Acquisitions and repurchase of minorities				- 211		- 211	376	165
31 December 2004	**3 199**	**5 397**	**- 364**	**3 073**	**- 403**	**10 902**	**1 415**	**12 317**

The accompanying notes form an integral part of these consolidated financial statements.

APPENDIX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in EUR million, unless otherwise stated

Appendix to the consolidated financial statement

The consolidated financial statements of the Arcelor Group for the year ended 31 December 2004 are prepared in accordance with International Financial Reporting Standards ("IFRS") applicable at that date. These standards were partially adapted by the International Accounting Standards Board ("IASB") in December 2003 and March 2004 (five newly issued standards and fifteen amended existing standards), especially in the context of the deadline of 2005 fixed by the European Union. With the exception of IFRS 3 on business combinations, which came into effect in 2004, and the application of the revised standards IAS 36 and 38 associated with IFRS 3, these standards (new or revised) are only valid from January 1, 2005. The Arcelor Group does not, however, anticipate any significant impacts of the application of these standards (new or revised) on its consolidated financial position.

Note 1 – General

Arcelor S.A. was incorporated under Luxembourg Law on 8 June 2001 in the context of the proposed business combination of Aceralia, Arbed and Usinor; which was completed on 28 February 2002.

The consolidated financial statements as at 31 December 2004 present the financial position of the Company and of its subsidiaries (hereafter "the Group"), as well as the interests of the Group in associated companies and jointly controlled entities.

The Board of Directors approved the consolidated financial statements as at and for the year ended 31 December , 2004 on 16 February 2005 and authorised the publication of said consolidated financial statements on 18 March, 2005. These financial statements will not be final until approved at the annual general meeting of shareholders.

The consolidated financial statements have been prepared in accordance with IFRS. This implies that the Group makes some estimates and assumptions having an impact on the balance sheet and on the income statement for the period. Changes in facts and circumstances may lead the Group to change these estimates.

Note 2 – Accounting policies

1) Statement of compliance

The consolidated financial statements are prepared in accordance with international standards on financial information or "International Financial Reporting Standards" ("IFRS") as adopted by the International Accounting Standards Board ("IASB") and with the interpretations of standards as published by the International Financial Reporting Interpretations Committee ("IFRIC").

The consolidated financial statements have been prepared in accordance with the requirements of Section XVI of the Luxembourg Law of 10 August 1915 on commercial companies, with the specific exception of the accounting and valuation of financial instruments following the adoption of IAS 39. Moreover, the presentation of the consolidated balance sheet and income statement is different from that required by the Law. In the opinion of the Directors, the presentation chosen more appropriately reflects the Group's financial situation.

Note 29 shows a reconciliation between shareholders' equity of the Group and the net profit for the year ended December 31, 2004 and the amounts that would have been disclosed had Luxembourg legal and regulatory requirements been followed.

2) Presentation of the consolidated financial statements

The consolidated financial statement are prepared in euro ("EUR"), rounded to the nearest million.

The consolidated financial statements of the Group are prepared on the basis of the historical cost convention with the exception of the following assets and liabilities which are stated at their fair values: derivative financial instruments, investments held for trading and investments available for sale. Hedged assets and liabilities are stated at their fair value with respect to the risks hedged.

Assets intended to be disposed of or consumed during the Group's normal course of operations, assets held with a view to being sold in the twelve months following the year-end date as well as cash and cash equivalents are considered current. All the other assets are considered non-current.

Liabilities falling due during the Group's normal course of operations, or in the twelve months following the year-end date, are considered current. All the other liabilities are considered non-current.

3) Consolidation principles

Subsidiaries

Subsidiaries are companies controlled by the Group. Control exists when the Group has direct or indirect control over the financial and operating policies of a company so as to obtain benefits derived from its activities. Control is generally assumed where the Group holds more than half of the voting rights.

The financial statements of the significant subsidiaries are included in the consolidated financial statements from the date when effective control starts until the date when effective control ends.

Investments in non-significant subsidiaries are recorded as non-current assets at their fair value. Gains and losses resulting from this valuation procedure are recorded in the income statement.

Associated companies

Associated companies are companies in which the Group has a significant influence, but no control, over the financial and operating policies. Significant influence is generally assumed where the Group holds at least 20% or more of the voting rights.

The financial statements of associated companies are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the associated company in its balance sheet from the date when significant influence starts until the date when significant influence ends.

Jointly controlled entities

Jointly controlled entities are companies in which the Group holds joint control over their activities under a contractual agreement.

The financial statements of jointly controlled entities are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the jointly controlled entity in its balance sheet from the date when joint control starts until the date when joint control ends.

Transactions eliminated through consolidation

Intra-group balances and transactions, as well as unrealised gains resulting from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealised losses resulting from intra-group transactions are only eliminated to the extent that there is no indication of impairment.

Unrealised gains resulting from transactions with associated companies and jointly controlled entities are eliminated to the extent of the Group's interest in such companies or entities, against the investment amount of the associated company or jointly controlled entity. Unrealised losses are only eliminated to the extent that there is no indication of impairment.

A listing of the main subsidiaries and the companies accounted for using the equity method is shown in Note 31. A complete listing of Group companies, as at 31 December 2004, will be submitted to the 'Greffe du tribunal d'arrondissement' of Luxembourg in the month following the general meeting of shareholders.

4) Business combinations

The Group has applied, since 1 January 2004, IFRS 3 - Business combinations in place of IAS 22.

Goodwill

In accordance with IFRS 3 :

- a positive difference between the cost of an acquisition and the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is accounted for as goodwill and is reported as an asset. Goodwill balances are no longer subject to an annual amortisation charge but are considered at each financial reporting date in order to identify a possible impairment (see paragraph 8 regarding the depreciation of assets) ;

- a negative difference between the cost of an acquisition and the acquirer's interest in the fair value of the identifiable assets and liabilities acquired (negative goodwill) is recorded directly in the result for the period and is no longer accounted for on a deferred basis (carried forward against future losses or taken to results on the basis of the weighted average residual life of the assets acquired). As a result of the first application of this principle, the residual balance of negative goodwill, at 31 December 2003, was transferred in shareholders' equity at 1 January 2004 (see Note 4).

Stepped acquisitions

When an acquisition is completed by a series of successive transactions, each significant transaction is considered individually for the purpose of the determination of the fair value of the identifiable assets and liabilities acquired and hence for the goodwill associated with the acquisition.

The fair values of the identifiable assets and liabilities acquired can vary at the date of each transaction. When a transaction results in taking control over the entity the interests previously held are re-valued on the basis of the fair values of the identifiable assets and liabilities at that date. The contra posting for this revaluation is recorded directly in shareholders' equity.

Subsequent purchases, after the Group has obtained control, are treated as the acquisitions of shares from minority shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company acquired is recorded directly in shareholders' equity.

Minority interests

The interests of minority shareholders are recorded on the basis of their proportionate interest in the net value of the entity acquired.

5) Foreign currency translation

Transactions in foreign currencies

Transactions denominated in foreign currencies are converted to EUR at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are converted at the foreign exchange rate ruling at that date. Foreign exchange differences arising on conversion are recognised in the income statement.

Non-monetary assets an d liabilities denominated in foreign currencies, recorded at historical cost, are converted at the foreign exchange rate prevailing at the date of the transaction.

Financial statements denominated in foreign currencies

Assets and liabilities denominated in foreign currencies, including goodwill and fair value adjustments arising on consolidation, are converted to EUR at the foreign exchange rate ruling at the balance sheet date. The revenues and expenses of foreign currency operations are converted to EUR at the average rate calculated for the period. Foreign exchange differences arising on conversion are recognised directly in shareholders' equity.

6) Intangible assets

Research and development

Expenditure on research activities, undertaken with a view to acquire new scientific or technical knowledge and understanding, is recognised in the income statement as incurred.

Expenditure on development activities, where research findings are applied for the production of new or substantially improved products and processes is capitalised if the product or the process is considered to be technically and commercially viable and the Group has sufficient resources to complete the development programme.

The expenditure thus capitalised includes the cost of materials, direct labour costs and an appropriate proportion of overheads.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Other development expenditure is recognised in the income statement as incurred.

Other intangible assets

Other intangible assets, acquired by the Group, are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill is recognised in the income statement when incurred.

Intangible assets other than goodwill primarily includes the cost of technology and licences purchased from third parties. These intangible assets are amortised on a straight-line basis over a maximum period of five years.

Subsequent expenditure

Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits of the specific asset to which it relates and when this cost can be measured and attributed to the asset in a reliable manner. All other expenditure is recognised as an expense when incurred.

Amortisation

Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of intangible assets.

The estimated useful lives are as follows:

- patents and trademarks: 5 years
- capitalised development costs: 5 years

7) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset created by the Group includes the cost of materials, direct labour costs and an appropriate proportion of overheads. Borrowing costs on loans used to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset until such time that the asset is ready for its intended use.

Property, plant is equipment are subsequently stated at cost less accumulated depreciation less any impairment losses.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

The cost of the periodic re-lining of blast furnaces is capitalised and depreciated over the expected production period.

Maintenance and repair costs are recognised as expenses in the period in which they are incurred.

Government grants that assist the Group in the acquisition of property, plant and equipment are deducted from the carrying amount of the related asset and released to the income statement on a straight-line basis over the expected useful life of the associated asset.

Subsequent expenditure

Expenditure incurred in replacing or re-newing components of some items of property, plant and equipment is accounted for as the acquisition of a separate asset and the replaced asset is written off.

Other subsequent expenditure on property, plant and equipment is only recognised as an asset when the expenditure improves the condition of the asset beyond its originally assessed standard of performance.

All other subsequent expenditure is recognised in the income statement as an expense in the period in which it is incurred.

Depreciation

Depreciation is accounted for as an expense on a straight-line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated.

Property, plant and equipment acquired before 1 January 2001 are depreciated over their useful lives, which range from 12 to 20 years for buildings and industrial installations and from 5 to 12 years for other property, plant and equipment.

For other property, plant and equipment the estimated useful lives are as follows:

	Flat products	Long products and Stainless	
		Electric arc furnace	Hot-rolling mills
Industrial buildings	25 years	25 years	
Technical installations and machinery			
Hot phase: new capital expenditure	25 years	15 years	25 years
Hot phase: renovation	15 years	10 years	15 years
Cold phase: new capital expenditure	18 years		18 years
Cold phase: renovation	12 years		15 years
Cold phase: downstream	12 years		12 years
Other	5 – 20 years		

Leases

Where the Group is the lessee

Leases with respect to significant assets where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the income statement over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

The depreciation policy of capitalised leased assets is similar to that applied to owned property, plant and equipment. If there is no reasonable certainty that the lessee will obtain ownership at the end of the lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term.

Where a significant portion of the risks and rewards of ownership are retained by the lessor, leases are classified as operating leases. Payments made under operating leases are recognised as an expense in the income statement of the period.

B) Impairment of assets

The carrying amounts of the Group's assets, other than inventories, deferred tax assets, and assets related to employee benefit plans, are reviewed at each balance sheet date to determine whether there is any indication of impairment. Goodwill arising on the acquisition of companies is allocated to cash generating units which may benefit from synergy effects related to the acquisition.

If any such indication exists for an asset, or for the cash-generating unit to which it belongs, the recoverable amount is estimated.

For intangible assets that are not yet available for use, their recoverable amount is estimated at each balance sheet date.

An impairment loss is recorded immediately where the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. Impairment losses are recognised as an expense in the income statement.

Calculation of recoverable amount

The recoverable amount of an asset is the higher of its net selling price and its value in use. In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount of investments in held-to-maturity securities and receivables is calculated as the present value of the expected future cash flows, discounted at the original effective interest rate inherent in the asset.

Cash flows on short-term receivables are not discounted.

Reversal of an impairment loss

An impairment loss recognised in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

Impairment losses recognised for goodwill are not reversed.

9) Investments in debt and equity securities

Investments held for trading are classified as current assets and are stated at fair value, with any resulting gain or loss being recognised in the income statement. Investments with a fixed maturity date after more than one year, that the Group has the positive intent and ability to hold to maturity, are included in non-current assets and are stated at amortised cost using the effective yield method less impairment losses.

Other investments held by the Group are classified as being available-for-sale and are stated at fair value, with any resulting gain or loss being recognised in the income statement.

The fair value of investments held for trading and investments available-for-sale are taken as the quoted bid price at the balance sheet date. For unquoted securities, a value determined from discounted future cash flows is used.

10) Trade and other receivables

Trade and other receivables are stated at cost less provisions for losses.

11) Inventories

Construction work in progress

Construction work in progress is stated at contract cost increased by the related profit recognised to date less provisions for foreseeable losses and progress billings. Cost includes all expenditure directly related to the projects and an allocation of fixed and variable overheads incurred in the Group's contract activities.

Other inventories

Raw materials and supplies are stated at the lower of cost (using either the average cost method or the first in first out method) or net realisable value. Finished goods and work-in-progress are stated at the lower of production cost or net realisable value.

Production cost includes direct raw material and labour costs and a portion of overhead costs, excluding general and administrative expenses. The market value of raw materials and other inventories is based on the net realisable value, including a provision for slow-moving items where appropriate.

12) Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with a maturity of less than three months from the acquisition date. Short-term investments are valued at market value at the end of each period.

13) Equity

Repurchase of share capital

When share capital is repurchased, the amount of consideration paid, including attributable costs, is recognised as a change in equity. Repurchased / treasury shares are deducted from total shareholders' equity under the caption 'Treasury shares', until they are cancelled.

Dividends

Dividends are recorded as a liability when they are approved by a general meeting of shareholders.

14) Convertible debenture loans

Debenture loans convertible into share capital at the option of the holder, where the number of shares issued does not change with fluctuations in their fair value, are accounted for as compound financial instruments, net of attributable transaction costs. The equity component of the convertible debenture loans is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the prevailing market rate for a similar liability that does not have an associated equity component. The interest expense recognised in the income statement is calculated using the effective interest rate method.

15) Interest-bearing borrowings

Interest-bearing borrowings are recorded at initial cost, less direct attributable transaction costs. They are then recorded at amortised cost with any difference between amortised cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

16) Employee benefits

Types of pension plans

Defined contribution plans

Defined contribution plans are those plans where the Group pays fixed contributions to an external life assurance or pension fund for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment of wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for the Group.

Within the Group, defined contribution plans exclusively relate to pension plans. They are, primarily, additional pension plans that serve to complement local legal pension schemes in respect of which the Group pays contributions to social organisations and which are accounted for in the same manner as wages and salaries.

Defined benefit plans

Defined benefit plans are arrangements that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. This guarantee of benefits represents a future commitment of the Group and, as such, a liability is calculated. The provision is calculated by estimating the benefits accumulated by employees in return for services rendered during the period and during prior periods.

Benefits are discounted in order to determine the present value of the future obligation resulting from this type of plan. They are shown in the balance sheet after the deduction of the fair value of the assets that serve to cover them.

The discount rate applied is the yield, at the balance sheet date, on AA credit rated bonds that have maturity dates similar to the terms of the Group's pension obligations. A qualified actuary performs the underlying calculations annually, using the projected unit credits method.

When the terms and conditions of a plan are modified, the portion of the increased benefit relating to past services by the employees is calculated as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is immediately recognised in the income statement.

In calculating the Group's obligation in respect of a plan, to the extent that any unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, it is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan ("corridor policy"). Otherwise, the actuarial gain or loss is not taken into consideration.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Within the Group, defined benefit plans relate to complementary retirement schemes, departure indemnities, work medals and health insurance arrangements.

Nature of commitments of defined benefit plans

Complementary retirement schemes

These schemes are provided in addition to the legal minimal pension in respect of which Group companies contribute directly into social organisations and which are accounted for in the same manner as wages and salaries.

Termination payments

Termination payments are generally associated with collective agreements with employees under which indemnities are paid upon normal retirement as well as upon voluntary or involuntary retirement.

Work medals

Work medal programmes are sometimes established under agreements at individual company level. These arrangements represent long-term service award programmes made to employees with certain levels of seniority with their employers.

Health insurance

Health insurance schemes relate exclusively to the US subsidiaries of the group ("post retirement medical care"). For European entities, health insurance is in place by way of obligatory contributions to state health insurance schemes. These contributions are accounted for in the same manner as wages and salaries.

Assets covering commitments relating to defined benefit plans

The commitments in respect of certain retirement plans are wholly, or in part, covered by life assurance policies or pensions funds, depending on the regulations in place in the country in which the benefits are awarded (the concept of "funded obligations").

Externalised commitments are evaluated by independent specialists.

Remuneration by way of share options

Arcelor S.A. has two share option plans in place as at 31 December 2004. Moreover, options on Usinor shares have been allocated to certain directors and employees of Usinor.

Options on shares were issued at the market value at the date of issue and may be exercised at that price.

No costs linked to these awards have been accounted for in the income statement in accordance with international standards in force at 31 December 2004. When the options are exercised, the cash received less the costs of the transaction are credited to subscribed capital and share premium.

The accounting policy of the Group will be modified on 1 January 2005 pursuant to international standard, IFRS 2 Share-based payments. In accordance with this new standard, options granted after 7 November 2002 will be subject to a specific valuation (corresponding to the fair value of the option at the date of grant) the effects of which will be amortised on a straight-line basis over the period through to the exercise date giving rise to a remuneration charge (see Note 13.3 hereafter).

17) Provisions for termination benefits

The Group recognises an obligation for termination benefits when it is demonstrably committed either to terminating an employee's contract before the normal retirement date or to encouraging voluntary redundancy. Such termination benefits do not bring future economic benefits (services rendered by employees) to the Group and are immediately recognised in the income statement.

Within the Group, provisions for termination benefits fall into two categories:

Social provisions in the context of restructuring plans

Provisions are recorded when the Group has announced to the entity of the affected employees or to their representatives a social plan that is detailed and formalised in accordance with the requirements of IAS 37. Such social plans either translate into redundancy or early retirement measures.

Benefits are calculated as a function of the approximate number of people whose employment contracts will be terminated. If such benefits are claimable more than twelve months after the end of the period, they are discounted using an interest rate, which corresponds to that of AA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations.

Early retirement plans

Within the Group, early retirement plans primarily correspond to the practical implementation of social plans. Such early retirement plans are considered effective when the affected employees have been formally informed and when liabilities have been determined using an appropriate actuarial calculation. Early retirement plans can also be linked to collective agreements signed with certain categories of employees.

Liabilities in respect of both of the above scenarios are calculated on the basis of the effective number of employees likely to take early retirement, in accordance with IAS 19. An independent actuary performs the calculation annually. Liabilities are discounted using an interest rate which corresponds to that of AA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations.

18) Other provisions

A provision is accounted for when the Group has, as a result of a past event or a present obligation (legal or constructive), whose amount can be reliably estimated, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

Technical warranties

A provision for technical warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is accounted for when the Group has approved a detailed formal restructuring plan, and has raised a valid expectation that it will carry out the restructuring by commencing the implementation of the plan or announcing its main features to those affected by it.

Environment

The Group generally estimates provisions related to environmental issues on a case-by-case basis, taking into account applicable legal requirements. A best estimate, based on available information, is calculated, provided that the available information indicates that the loss is probable and can be estimated in a sufficiently reliable manner.

Onerous contracts

A provision for onerous contracts is recognised when the expected economic benefits to be received by the Group under a contract are lower than the unavoidable costs of meeting its obligations under it.

19) Trade and other payables

Trade and other payables are recorded at cost.

20) Deferred taxes

Deferred taxes are calculated for each taxable entity, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities, as determined in accordance with the tax rules in force in the countries in which the Group conducts its operations, and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are netted when authorised by local tax authorities.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be utilised. Therefore, taking into account the cyclical nature of the business, deferred tax assets may be recognised by companies that have incurred tax losses in previous periods.

21) Revenue recognition, interest and dividend income

Sales of goods and services

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the related transaction at the balance sheet date. The stage of completion is assessed according to the work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Construction contracts

As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed according to the work performed.

Anticipated losses on a contract are recognised immediately in the income statement.

Interest and dividend income

Interest income is recognised in the income statement on a pro-rata basis, taking into account the effective yield rate.

Dividend income is recognised in the income statement on the date the general meeting approves the dividend payment.

22) Financial risk management

Derivative financial instruments

The Group uses derivative financial instruments, interest rate swaps and forward foreign exchange contracts to hedge its exposure to risks related to foreign exchange, interest rates and raw materials and arising from operating, financing and investment activities.

Derivative financial instruments are initially recognised at cost and subsequently restated at their fair value. Unrealised gains or losses are recognised depending on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

The fair value of forward foreign exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price or forward rate.

Hedge of cash flows

When a derivative financial instrument hedges the variation in cash flows of a firm commitment or a forecast transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognised directly in equity.

When the firm commitment or forecast transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and enters into the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

The ineffective part of any gain or loss is recognised in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognised in the income statement.

When a hedging instrument expires, is sold, terminated or exercised, the cumulated unrealised profit or loss on the hedging instrument is maintained in equity for as long as the expected transaction does not occur and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative net gain or loss, which had been recognised in equity, is reported immediately in the income statement.

Hedge of fair value

Where a derivative financial instrument hedges the variability in fair value of a recognised receivable or payable, any resulting gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at its fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

The fair value of the hedged items, in respect of the risk being hedged, is their carrying amount at the balance sheet date translated to EUR at the foreign exchange rate ruling at that date.

Hedge of net investment in foreign operation

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to EUR are recognised directly in equity. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Where the hedging instrument is not recognised, the related profit or the loss is recognised in the income statement.

23) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing particular products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group's primary segment is defined as the 'business segment', while the secondary is the 'geographical segment'.

Segment assets are operational assets used by the sector in the context of its operating activities. They include attributable goodwill, intangible assets and property, plant and equipment, as well as current assets used in the operating activities of the sector. They do not include deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are shown under the caption 'Unallocated assets'.

Sector liabilities are liabilities resulting from the activities of a sector, which can either be directly attributed to a sector or can be attributed to it reasonably. They include current and non-current liabilities. They exclude financial debt and deferred tax liabilities. Such liabilities are shown under the caption 'Unallocated liabilities'.

Note 3 – Consolidation scope

As at 31 December 2004, the scope of consolidation of the Arcelor Group includes, in addition to Arcelor S.A., 361 fully consolidated companies (31 December 2003: 442 fully consolidated companies). Furthermore, the Group accounts for 185 companies using the equity method (31 December 2003: 227 companies using the equity method). The reduction in the number of fully consolidated companies is primarily associated with the exclusion from the scope of the consolidation, from 1 January 2004, of 59 non-significant entities. In the same context, two entities were excluded from the companies previously accounted for using the equity method. In addition, the Group has also completed a number of acquisitions and disposals, the principal transactions being:

Acquisitions

CST

At 31 December 2003 the Arcelor Group held a 29.61% interest in Companhia Siderúrgica de Tubarão (CST - Brazil, Flat Carbon Steel). During 2004 the Group obtained control of CST through a stepped acquisition which commenced in 2003 and was realised through the exercise of the share sale-purchase option agreement as negotiated with the other shareholders which were parties to the CST shareholders' agreement.

The first stage of the acquisition procedure in 2004 was the acquisition of 20.11% on 29 July 2004 after which Arcelor held a 49.72% interest in CST. On 14 October 2004 the waiver of the shareholders' agreement, to the benefit of Arcelor, of all rights previously held by the other parties, in particular JFE Steel Corporation (JFE), the other Japanese shareholders and California Steel Industries Inc (CSI) over the CST shares. These waivers gave the Group effective control over the options previously held by Companhia Vale C Rio Doce (CVRD) and ACESITA over the ordinary shares subject to the CST shareholders' agreement.

On the same date, the Group concluded final agreements with CVRD, JFE, the other Japanese shareholders and CSI (all parties to the CST shareholders' agreement). These agreements related to the transfer of rights and obligations on options to acquire ordinary shares in CST. The conclusion of these agreements enabled Arcelor to fully consolidate CST with effect from 1 October 2004 with an effective controlling interest of 71.23%.

This increase is explained as follows:

- 14 October: the agreements referred to above, in particular the transfer of rights and obligations relating to ordinary shares in CST, enabled the Group to consider these shares in the percentage of the total interest controlled in accordance with IFRS 3. These agreements related to 24.51% of the voting shares or 9.46% of the total issued shares of CST;
- 3 November: conclusion of the sale-purchase agreement signed with ACESITA, increasing the level of control of the Group by 10.74% and the total percentage of interest by 4.14%;
- 17 December: conclusion of the sale-purchase agreement signed with CVRD, increasing the level of control of the Group by 20.51% and the total percentage of interest by 7.91%.

In addition, on 7 December 2004 the Group purchased ordinary shares held by the pension funds of the employees of CST (FUNSSEST) and thus increased its level of control to 94.71% and its percentage of total interest to 73.34% (or 70.20% and 63.89% respectively on the basis of the sale-purchase agreements negotiated with JFE, the other Japanese shareholders and CSI).

Acindar

On 7 May 2004, Arcelor took control of Acindar (Industria Argentina de Aceros S.A., Argentina, Long Carbon Steel), via its subsidiary company Belgo-Mineira (Brazil, Long Carbon Steel), by increasing its participation from 20.40% to 66.06%. Considering the minority shareholders of Belgo-Mineira, the net interest of Arcelor in Acindar is 35.6%. Acindar, previously accounted for using the equity method, has been fully consolidated with effect from 1 May 2004.

In addition, on 3 October 2004, following the exercise by Belgo-Mineira of the conversion options attached to the share warrants held, the interest of the Group increased from 66.06% to 72.68%. At 31 December 2004 the net interest of the Group in Acindar was 41.04%.

Other acquisitions

The Group also acquired, in April 2004, the control of Ravené Schäfer GmbH (in the past DEAG) (Germany, Distribution, Processing, Trading).

In addition, Arcelor proceeded during 2004 with significant repurchases of minority interests.

On 8 January 2004, the general meeting of Aceralia agreed the launch of a public offer to purchase (tender offer) all of its shares as held by minorities at a bid price of EUR 17 per share. At the end of the offer period, the offer having been made in respect of 6 207 061 shares, that is 4.97% of the issued share capital, 5 006 342 shares were acquired. These shares were withdrawn from the market on 2 March 2004.

At 31 December 2004 the distribution of the share capital of Aceralia is established as follows: Arcelor (95.59%), own shares held (4.01%) and other minority shareholders (0.4%). Given that the voting rights attached to the shares held by the company are suspended, the percentage of control and the effective percentage interest of Arcelor is established at 99.58%.

Since 23 December 2004 Arcelor holds 100.0% of its subsidiary company Stahlwerke Bremen (Germany, Flat Carbon Steel) following the acquisition of 30.3% previously held by a minority shareholder: BIG (Bremer Investitions-Gesellschaft).

Disposals

On 19 March 2004 Arcelor completed the sale of its participation (96%) in Thainox Steel Ltd (Thailand, Stainless Steel).

On 12 May 2004 Arcelor concluded an agreement for the transfer of two Spanish wire-drawing mills: Emesa Trefileriá SA and Industrias Gálycas SA (Spain, Long Carbon Steel) to the Portuguese company Socitrel.

On 2 June 2004 Arcelor announced the transfer of its shareholding in J&L Specialty Steel (United States, Stainless Steel) to Allegheny Technologies in accordance with the terms of a contract signed on 17 February 2004.

On 3 June 2004 Arcelor and Bagoeta SL, the majority shareholder of Conducciones y Derivas SA (Condesa), concluded a sale and purchase agreement relating to the Tubes activity of the Arcelor group. The companies obtained the authorisation of the relevant competition authorities. Arcelor sold to Bagoeta SL 100% of the capital of the following companies: Arcelor Tubes SA; Alessio Tubi Spa; Exma SA; and Aceralia Tubos SL together with 5% of the capital of Industube (the remaining 5% of the capital of Industube was sold to a different associated company) and 30% of the capital of Condesa. The 18% interest retained in Condesa by the Arcelor Group was the subject of an option agreement by Bagoeta SL signed in the third quarter of 2004.

On 22 June 2004 Arcelor sold its 100% subsidiary company Aciérie of the Atlantic SAS (Spain, Long Carbon Steel) to Siderúrgica Añón SA.

On 22 July 2004 Arcelor and the SNCI completed the transfer of the entire share capital held in IEE International Electronics & Engineering SA (Luxembourg, Other Activities), a company specialised in the development of automotive safety sensors, to Apax Partners and BGL Investment Partners, Luxempart together with the management of IEE.

On 23 July 2004 Arcelor and the investment fund, Chequers Capital, concluded an agreement for the acquisition, by the finance company Mistral, of the share holding controlled by Chequers Capital, for a price of EUR 5 per share of the 36% interest held by the Group in IMS-International Metal Service (France, Distribution, Processing, Trading).

Arcelor sold, at the end of July 2004, its 100% participation in J&F Steel LLC (United States, Distribution, Processing, Trading) to Ryerson-Tull.

On 30 November 2004 Arcelor and the Duferco group signed a draft-agreement for the recovery by Duferco of the 40% participation held by Arcelor in Carsid (Belgium, Flat Carbon Steel). This transaction was finalised on 15 December 2004.

Finally, within the framework of a general reorganisation of the structure and shareholdings of the Gonvarri group during the final quarter 2004, Arcelor sold 25% of its participation and reduced its interest from 60% to 35%. These transactions included, in particular, the transfer of 36.05% in Gonsider SL by Aceralia as well as the contribution by Usinor of its participation of 30% in Gonvarri Industrial in Holding Gonvarri. From the completion of these transactions only Arcelor participates in the Gonvarri group.

The fair value of the net assets acquired is presented below:

In EUR million	2004	2003
Intangible assets	3	-
Tangible assets	2,570	157
Interests in companies accounted for using the equity method	-	10
Other investments	62	-
Debtors and financial assets (commercial and other)	290	6
Inventories	248	-
Cash and cash equivalents	257	4
Net deferred tax (liabilities) / assets	- 345	43
Interest-bearing loans	- 631	- 3
Provisions for pensions and similar benefits	-	- 3
Other provisions	- 50	- 1
Creditors (suppliers and others)	- 175	- 6
Minority interests	- 624	-
Fair value of net assets acquired	**1,605**	**207**
Elimination of the contribution of companies previously accounted for using the equity method	**- 504**	**-**
Net goodwill recorded	**- 78**	**- 30**
Revaluation of interests previously held	**- 186**	**-**
Total acquisition costs	**837**	**177**
Cash and cash equivalents acquired	**- 257**	**- 4**
Amounts paid during prior periods	**- 74**	**- 115**
Amounts to be paid in subsequent periods	**- 204**	**- 17**
OUTFLOW RESULTING FROM ACQUISITIONS	**302**	**41**

The CST acquisition has been recorded as a stepped acquisition in accordance with the requirements of IFRS 3. The fair value exercise in respect of the identifiable assets and liabilities acquired was completed as at 1 October 2004, being the date from which CST was fully consolidated in the Group financial statements. The fair value of the net assets acquired was EUR 1,385 million, reduced by the acquisition price of (EUR 721 million) and by the contribution previously recorded under the equity method (at the end of September 2004 of EUR 504 million) giving goodwill of EUR 160 million. This goodwill, calculated on the total interests of the Group, comprises:

- negative goodwill of EUR 37 million for the acquisitions made prior to the Group obtaining control ;
- a revaluation of the fair value of the historical participation. Considering the purchase of interests after control had been obtained the revaluation of equity rose to EUR 123 million.

In order to reconcile the cash flows associated with the acquisition the consideration paid by the Group in 2004 associated with CST was EUR 418 million. This is determined on the basis of the acquisition price of EUR 721 million, the amount to be paid in 2005 to JFE, the other Japanese shareholders and CSI of EUR 162 million and the net cash acquired in CST of EUR 141 million.

With respect to Acindar, the fair value of the identifiable assets and liabilities acquired at 1 May 2004 was EUR 220 million, corresponding to the share of Belgo-Mineira in Acindar. With an acquisition price of EUR 116 million (options of conversion into shares related to the warrants for EUR 32 million being an intra-group transaction), a goodwill of EUR 104 million was determined, being analysed as follows:

- negative goodwill of EUR 41 million, the Group's share on acquisition at 1 May 2004 being EUR 21 million;
- a revaluation of the historical participation to the fair value and a negative goodwill recorded in shareholders' equity relating to the conversion of the warrants (dilution of minority) totalling EUR 63 million, of which the Group share was EUR 35 million.

The positive cash receipt to the Group of EUR 116 associated with the Acindar acquisition corresponds to the net cash and cash equivalents held by Acindar as at 1 May 2004 as reduced by the payments made by the Group of EUR 74 million in previous years and the obligation to make further payments in the form of annual instalments, totalling EUR 42 million per annum, through to 2011.

The fair value of the net assets disposed of is presented below:

In EUR million	2004	2003
Intangible assets	2	-
Tangible assets	168	120
Interests in companies accounted for using the equity method	211	97
Other participations	14	2
Debtors and financial assets (commercial and other)	328	162
Inventories	246	186
Cash and cash equivalents	48	19
Net deferred tax liabilities	- 4	- 3
Interest-bearing loans	- 207	- 149
Provisions for pensions and similar benefits	- 24	- 5
Other provisions	- 8	- 7
Creditors (suppliers and others)	- 339	- 160
Minority interests	-	- 23
Fair value of assets disposed of	**435**	**239**
Write-back of net goodwill recorded	**-**	**- 13**
SUB-TOTAL (2)	**435**	**226**
DISPOSAL PRICE (1)	**515**	**339**
PROFIT ON DISPOSAL (1)-(2)	**80**	**113**
Cash and cash equivalents disposed of	**- 5**	**- 11**
Repayment of debts towards companies disposed of	**- 11**	**- 13**
To be received in subsequent periods	**- 40**	**- 31**
INFLOW RESULTING FROM DISPOSALS	**459**	**284**

Note 4 - Intangible assets

December 31, 2004 *In EUR million*	Goodwill on acquisition	Concessions, patents, licences and similar rights	Other	TOTAL
Gross opening balance	- 766	239	228	- 299
First application of IFRS 3	1,032	-	-	1,032
Gross opening balance - restated	266	239	228	733
Acquisitions	-	26	45	71
Disposals	-	- 40	-	- 40
Changes in consolidation scope	-	- 6	2	- 4
Foreign exchange differences	- 1	- 1	-	- 2
Transfers and other movements		9	- 18	- 9
GROSS CLOSING BALANCE	**265**	**227**	**257**	**749**
Opening cumulative amortisation	121	- 175	- 198	- 252
First application of IFRS 3	- 356	-	-	- 356
Opening cumulative amortisation - restated	- 235	- 175	- 198	- 608
Acquisitions and disposals	-	40	-	40
Changes in consolidation scope	-	7	4	11
Impairement	- 12	-	-	- 12
Amortisation charge	-	- 34	- 8	- 42
Foreign exchange differences	2	-	-	2
Transfert and other movements	3	- 6	20	17
CLOSING CUMULATIVE AMORTISATION	**- 242**	**- 168**	**- 182**	**- 592**
OPENING NET BOOK VALUE	**- 645**	**64**	**30**	**- 551**
CLOSING NET BOOK VALUE	**23**	**59**	**75**	**157**

December 31, 2003 *In EUR million*	Goodwill on acquisition	Concessions, patents, licences and similar rights	Other	TOTAL
Gross opening balance	- 1,041	216	235	- 590
Acquisitions	- 30	33	1	4
Disposals	23	- 3	- 3	17
Changes in consolidation scope	- 50	-	-	- 50
Foreign exchange differences	3	- 2	1	2
Other	329	- 5	- 6	318
GROSS CLOSING BALANCE	**- 766**	**239**	**228**	**- 299**
Opening cumulative amortisation	- 5	- 144	- 211	- 360
Acquisitions and disposals	- 10	2	-	- 8
Amortisation charge	111	- 38	-	73
Foreign exchange differences	-	1	-	1
Other	25	4	13	42
CLOSING CUMULATIVE AMORTISATION	**121**	**- 175**	**- 198**	**- 252**
OPENING NET BOOK VALUE	**- 1,046**	**72**	**24**	**- 950**
CLOSING NET BOOK VALUE	**- 645**	**64**	**30**	**- 551**

4.1 - Positive goodwill on acquisition

ANALYSIS OF NET POSITIVE GOODWILL ON ACQUISITION 2004

In EUR million	Net value 2003	Depreciation	Other	Net value 2004
Usinor / S3P	8	-	-	8
Avis Steel	1	-	- 1	-
Arcelor Profil	3	-	-	3
Galtec	3	-	-	3
Weha Edelstahl	2	-	- 2	-
CFA	10	- 10	-	-
Haironville Portugal	2	-	-	2
Belgo Mineira / Dedini	-	-	5	5
Trefilados Mexico	2	- 2	-	-
Other	-	-	2	2
TOTAL	**31**	**- 12**	**4**	**23**

ANALYSIS OF NET POSITIVE GOODWILL ON ACQUISITION 2003

In EUR million	Net value 2002	Acquisitions	Appropriation	Other	Net value 2003
Sollac / S3P	9	-	- 1	-	8
Avis Steel	2	-	-	- 1	1
ProfilARBED Distribution France	4	-	-	- 4	-
Arcelor Profil	-	-	- 1	4	3
Galtec	5	-	- 2	-	3
Weha Edelstahl	3	-	- 1	-	2
CFA	-	13	- 3	-	10
Haironville Portugal	-	2	-	-	2
Trefilados Mexico	-	2	-	-	2
TOTAL	**23**	**17**	**- 8**	**- 1**	**31**

The positive goodwill relating to the companies accounted for using the equity method are recorded under the heading «Investments accounted for using the equity method».

4.2 - Negative goodwill on acquisition

ANALYSIS OF NET NEGATIVE GOODWILL ON ACQUISITION 2004

In EUR million	Net value 2003	First application of IFRS 3	Net value 2004
La Magona	10	- 10	-
Cockerill Sambre	496	- 496	-
Arbed/Aceralia	74	- 74	-
APSL	40	- 40	-
BMP Siderurgica S.A.	28	- 28	-
Investissements Technologies	14	- 14	-
Alinox	2	- 2	-
Other	12	- 12	-
TOTAL	**676**	**- 676**	**-**

Negative goodwill, with a net value of EUR 676 million at December 31, 2003, was transferred directly to shareholders' equity on January 1, 2004 on the first application of IFRS 3 - business combinations.

ANALYSIS OF NET NEGATIVE GOODWILL ON ACQUISITION 2003

In EUR million	Net value 2002	Acquisitions	Appropriation	Disposal	Other	Net value 2003
La Magona	12	-	- 2	-	-	10
Cockerill Sambre	673	-	- 103	- 13	- 61	496
Arbed/Aceralia	362	-	- 5	-	- 283	74
APSL	-	43	- 3	-	-	40
BMP Siderurgica S.A.	-	30	- 2	-	-	28
Investissements Technologies	-	17	- 3	-	-	14
Alinox	-	3	- 1	-	-	2
Other	22	4	-	-	- 14	12
TOTAL	**1,069**	**97**	**- 119**	**- 13**	**- 358**	**676**

Note 5 - Property, plant and equipment

In EUR million	Land and buildings	Plants and machinery	Prepayments and fixed assets under construction	Other	Total
Gross opening balance	3,152	12,930	780	703	17,565
Changes in consolidation scope	288	2,047	189	67	2,591
Disposals	- 79	- 463	- 37	- 89	- 668
Acquisitions	103	284	917	49	1,353
Foreign exchange differences	- 46	- 241	- 20	- 9	- 316
Transfers	92	662	- 805	15	- 36
GROSS CLOSING BALANCE	**3,510**	**15,219**	**1,024**	**736**	**20,489**
Opening cumulative depreciation	- 1,043	- 7,129	- 15	- 431	- 8,618
Changes in consolidation scope	13	- 167	3	- 34	- 185
Disposals	52	417	13	79	561
Depreciation charge	- 144	- 880	- 1	- 104	- 1,129
Impairment	- 3	- 20	- 1	0	- 24
Foreign exchange differences	16	75	0	6	97
Other	- 14	29	0	24	39
CLOSING CUMULATIVE DEPRECIATION	**- 1,123**	**- 7,675**	**- 1**	**- 460**	**- 9,259**
OPENING NET BOOK VALUE	**2,109**	**5,801**	**765**	**272**	**8,947**
CLOSING NET BOOK VALUE	**2,387**	**7,544**	**1,023**	**276**	**11,230**

As at December 31, 2004 the gross value of capitalised finance leases is EUR 131 million (2003: EUR 101 million) and the net value of finance leases amounted to EUR 85 million (2003: EUR 49 million).

Tangible fixed assets with a carrying value of EUR 279 million have been pledged as guarantees of financial debt (2003: EUR 157 million).

The acquisitions of EUR 1 353 million in 2004 include assets with a cost of EUR 94 million with the exclusive objective of preventing, reducing or rectifying damage to the environment. These environmental investments relate primarily to the reduction of emissions to the atmosphere (dust and gas).

An analysis by country and nature of the environmental investment is presented is as follows:

In EUR million	Protection of ambient air and climate	Noise and vibration abatement (excluding the working environment)	Effluent management	Waste management	Protection and remediation of soil, ground water and surface water	Total
Belgium	24	-	2	1	1	28
France	15	1	4	1	2	23
Spain	13	-	2	-	1	16
Brazil	7	1	1	7	-	16
Luxembourg	-	8	-	-	1	9
Germany	2	-	-	-	-	2
TOTAL	**61**	**10**	**9**	**9**	**5**	**94**

Note 6 - Investments in companies accounted for using the equity method

In EUR million	Value accounted for using the equity method	Net goodwill	Total
BALANCE AT DECEMBER 31, 2003	**1,711**	**47**	**1,758**
Acquisitions	47	-	47
Disposals	- 141	8	- 133
Profit for the year	413	-	413
Dividends paid	- 77	-	- 77
Changes in the consolidation percentage	- 670	- 16	- 686
First time application of IFRS 3	-	10	10
Foreign exchange differences	- 7	- 4	- 11
Increase in capital	17	-	17
Other	29	- 1	28
BALANCE AT DECEMBER 31, 2004	**1,322**	**44**	**1,366**

The net value of quoted companies accounted for under the equity method is EUR 153 million at December 31, 2004 (2003: EUR 579 million). The market value of these companies is EUR 215 million at December 31, 2004 (2003: EUR 654 million). In each case the reduction is primarily related to the change in the method of consolidation of method of CST.

The net value of unquoted companies accounted for under the equity method is EUR 1,213 million (2003: EUR 1,179 million) which is not significantly from their market value.

The primary investments in associated companies and jointly controlled entities are as follows:

In EUR million	% holding at year end 2004	Total assets as at 31 December 2004	% holding at year end 2003	Total assets as at 31 December 2003
Associated companies				
FLAT CARBON STEEL				
CST (Brazil)	-	-	29.6 %	424
Gestamp (Spain)	35.0 %	129	35.0 %	109
Gonvarri Industrial (Spain)	35.0 %	96	59.8 %	181
Holding Gonvarri SRL (Spain)	35.0 %	92	58.8 %	60
CLN (Italy)	35.0 %	70	35.0 %	68
Borcelik (Turkey)	40.3 %	54	40.3 %	50
Carsid (Belgium)	-	-	40.0 %	16
Cia Hispano-Brasileira de Pelotização (Brazil)	49.1 %	19	49.1 %	12
Dosol Galva (Canada)	20.0 %	13	20.0 %	14
STAINLESS STEEL				
Acesita (Brazil)	27.7 %	153	27.7 %	111
DISTRIBUTION-PROCESSING-TRADING				
Condesa (Spain)	-	-	48.8 %	53
IMS (France)	-	-	36.0 %	44
Traxys SA (Luxembourg)	50.0 %	27	50.0 %	22
Hierros y Aplanaciones (Spain)	-	-	15.0 %	11
LONG CARBON STEEL				
LME (France)	34.0 %	30	34.0 %	17
Société Nationale de Sidérurgie (Morocco)	7.5 %	11	8.5 %	12
San Zeno Acciai–Duferco (Italy)	49.9 %	9	49.9 %	9
OTHER ACTIVITIES				
Soteg (Luxembourg)	20.0 %	24	20.0 %	13
Groupe Atic (France)	42.3 %	22	45.1 %	19
Jointly controlled entities				
LONG CARBON STEEL				
TrefilARBED Kiswire (Korea)	50.0 %	78	50.0 %	74
Aquarius (Brazil)	50.0 %	47	-	-
OTHER ACTIVITIES				
Ensemble DHS (Germany)	51.3 %	394	51.3 %	361
Various associated companies and jointly controlled entities	-	98	-	78
TOTAL		**1,366**		**1,758**

The principal elements of goodwill relating to companies accounted for using the equity method are as follows:

In EUR million	Net amount 2004	Net amount 2003
Acesita	44	48
CST	-	16
Groupe DHS	-	- 10
Carsid	-	- 8
Other	-	1
TOTAL	**44**	**47**

Note 7 - Other investments

In EUR million	Shares in affiliated companies			Participating interests			Other securities			Total		
	Gross value	Depr.	Net value	Gross value	Depr.	Net value	Gross value	Depr.	Net value	Gross value	Depr.	Net value
BALANCE AT DECEMBER 31, 2003	**458**	**- 332**	**126**	**171**	**- 100**	**71**	**161**	**- 51**	**110**	**790**	**- 483**	**307**
Acquisitions	56	-	56	1	-	1	48	-	48	105	-	105
Disposals	- 12	2	- 10	- 11	11	-	- 32	-	- 32	- 55	13	- 42
Increase in capital	41	-	41	4	-	4	-	-	-	45	-	45
Scope variations	132	- 6	126	12	1	13	- 5	2	- 3	139	- 3	136
Depreciation	-	- 20	- 20	-	- 3	- 3	-	3	3	-	- 20	- 20
Foreign exchange differences	- 3	-	- 3	-	-	-	-	-	-	- 3	-	- 3
Other movements	- 40	42	2	- 13	7	- 6	11	- 7	4	- 42	42	-
BALANCE AT DECEMBER 31, 2004	**632**	**- 314**	**318**	**164**	**- 84**	**80**	**183**	**- 53**	**130**	**979**	**- 451**	**528**

The main acquisitions of the year in include the acquisition of a 12% holding, for EUR 36 million, in the joint venture involving Bao Steel on one hand and Nippon Steel and Arcelor on the other hand. In addition, the Group also acquired the Argentinian company Fortunato Bonelli (EUR 26 million) and the German company Didier M&P Energietechnik (EUR 14 million).

The main disposal of the year was Telindus (EUR 26 million).

The main increase in capital of the years was in respect of Arceo (EUR 16 million).

The scope reduction, from January 1, 2004, by 59 non-significant companies led to an increase of EUR 112 million (shares in affiliated companies).

Other movements include the liquidation of Cockerill Sambre DRC (EUR 36 million) and Cockerill Yard Hoboken (EUR 9 million) whose shares were fully depreciated.

Note 8 - Receivables and other financial assets

RECEIVABLES ASSOCIATED WITH INVESTMENTS, LOANS AND OTHER FINANCIAL ASSETS

In EUR million	Gross value	Depreciation	Net value
BALANCE AT DECEMBER 31, 2003	**839**	**- 146**	**693**
Increase	275	-	275
Repayments	- 169	36	- 133
Depreciation	-	- 24	- 24
Scope variations	- 92	1	- 91
Other movements	- 25	- 8	- 34
Foreign exchange differences	- 4	1	- 3
BALANCE AT DECEMBER 31, 2004	**824**	**- 140**	**684**

In EUR million	2004	2003
Siderùrgica Añon	41	-
Acindar	-	121
Allegheny Technologies	30	1
Bagoeta SL	57	-
Carsid	45	89
Duferco	-	17
Forcast international	-	7
ThyssenKrupp Stahl	-	13
SODISID loans	9	11
SODISID securitisation	21	30
Guarantee deposits	141	142
Revaluation of interest rate and exchange rate hedge instruments (Note 25)	86	68
Net assets related to funded obligations	26	10
Other	228	184
TOTAL	**684**	**693**

Note 9 - Inventories

Inventories are detailed below, distinguishing between those held at historic cost and those valued at net realisable value.

At December 31, 2004 inventories are valued as follows:

In EUR million	Inventories at historic cost	Inventories at net realisable value	Total
Raw materials and stock	969	1,807	2,776
Work in progress	689	808	1,497
Finished goods	485	1,527	2,012
Contracts in progress	88	-	88
Spares	48	361	409
Advances and prepayments on orders	19	-	19
TOTAL	**2,298**	**4,503**	**6,801**

At December 31, 2003 inventories are valued as follows:

In EUR million	Inventories at historic cost	Inventories at net realisable value	Total
Raw materials and stock	629	1,365	1,994
Work in progress	607	750	1,357
Finished goods	471	1,177	1,648
Contracts in progress	95	-	95
Spares	93	293	386
Advances and prepayments on orders	17	-	17
TOTAL	**1,912**	**3,585**	**5,497**

Impairments made in order to value inventories at their net realisable value amount to EUR 560 million as at 31 December 2004 (2003: EUR 531 million).

Note 10 - Trade receivables

In EUR million	2004	2003
Gross amount	3,889	3,431
Depreciation	- 132	- 178
TOTAL	**3,757**	**3,253**

Note 11 - Other receivables

In EUR million	2004	2003
Taxation recoverable	126	158
Other advance payments to public authorities	430	288
Revaluation of exchange hedge instruments (Note 25)	45	16
Revaluation of raw material hedge instruments (Note 25)	48	50
Prepaid expenses	61	71
Other receivables	662	795
TOTAL	**1,372**	**1,378**

Note 12 - Cash and cash equivalents

In EUR million	2004	2003
Marketable securities	2,298	1,024
Cash at bank and in hand	1,392	687
Short term deposits	353	179
TOTAL	**4,043**	**1,890**

Note 13 - Equity

13.1 - Issued capital and share premium

At the conclusion of the Public Exchange Offers in February 2002, 118,792,739 Aceralia shares (representing 95.03%), 11,559,672 Arbed shares (representing 99.45%) and 245,697 269 Usinor shares (representing 97.58%) were converted into 528,354,061 Arcelor shares. These shares were added to the 6,450 existing shares issued on the incorporation of Arcelor SA on 8 June 2001.

The contribution of shares in Arcelor SA was determined based on a EUR 14 value per share for a total amount of EUR 7,397 million. This contribution is recorded as EUR 2,642 million issued capital and EUR 4,755 million as share premium.

Within the framework of the exercise of the facility for the exchange of the shares in Usinor for Arcelor shares, 104,477 shares were issued on April 9, 2004 (674,387 in 2003) leading to a new issue of capital of EUR 1 506 558 (including EUR 522,385 of share capital and EUR 984,173 share premium). At December 31, 2004, Arcelor SA holds 99.63% of Usinor's shares (taking into account the own shares held by Usinor SA).

On July 27, 2004, in the context of the public offer of new shares, Arcelor SA issued 106,629,054 new shares for a total of EUR 1,133,659,382, comprising EUR 553,145,270 share capital and EUR 600,514,112 share premium.

At December 31, 2004, subscribed capital comprises 639,774,327 ordinary shares fully paid up with a nominal value of EUR 3 198,871,635. The share premium amounts to EUR 5,396,604,061.

The authorised share capital amounts to five billion euros.

The evolution of the number of shares in issue is as follows:

	Number of shares (thousand)
December 31, 2002	**532,366**
Capital increase	675
December 31, 2003	**533,041**
Capital increase	106,733
December 31, 2004	**639,774**

13.2 - Exchange differences

The movements in exchange differences of EUR -95 million (2003: EUR -71 million) are primarily due to the effects of the depreciation of the US dollar compared to the EUR, together with the termination of the hedging of the investments in the Group's Brazilian interests, that adopt the US dollar as their functional currency, with US dollar denominated debt.

13.3 - Share option plan

On June 30, 2003 Arcelor SA established its first share option plan.

1,300,000 share options were granted to 73 beneficiaries. Following the new issue of shares, on July 27, 2004, the number of share options was adjusted to 1,336,282 shares at the exercise price of EUR 9.67 against EUR 9.94 before the this new issue.

On June 30, 2004 a second share option plan was established comprising the grant of 1 180 000 options to 91 beneficiaries. The exercise price was fixed at EUR 13.48 per share. Following the new issue of capital of July 27, 2004, the number of allotted options was adjusted to 1,212,942 and the exercise price of was adjusted to EUR 13.11.

Furthermore, the beneficiaries of the Usinor share option plans have the option of converting their Usinor shares into Arcelor shares.

At December 31, 2004 Usinor had two share option plans in place:

The first plan, concluded on November 21, 1997, covering 1,374,000 shares attributable to 295 beneficiaries expired on November 21, 2004. On the termination of the plan 950,900 shares were issued;

The second plan, concluded on March 7, 2000, covers 2,380,000 shares attributable to 460 beneficiaries. 6,300 shares were issued during 2004.

The movements in the number of outstanding share options in the period were as follows:

Number of share options	2004	2003
Options at the beginning of year	4,679,500	3,465,400
Options issued during year	1,249,224	1,300,000
Options exercised during year	- 957,200	
Options expired during year	- 247,700	- 85,900
OPTIONS AT THE END OF YEAR	**4,723,824**	**4,679,500**

Outstanding options as at December 31, 2004:

Maturity date	Exercise price (in EUR)	Number of options
April 7, 2003 - April 7, 2007	15.24	2,174,600
July 1, 2006 - June 30, 2010	9.67	1,336,282
July 1, 2007 - June 30, 2011	13.11	1,212,942
TOTAL		**4,723,824**

Pursuant to the new standard IFRS 2 Share-based payments, plans granted after November 7, 2002 will be subject to specific valuations by the Group as from January 1, 2005. The two Arcelor plans, granted on June 30, 2003 and June 30, 2004 will crystallise, in this context, a charge direct to equity of EUR 2.66 million on January 1, 2005. The charge to the result in 2005 associated with these plans is estimated at EUR 2.70 million.

13.4 - Own shares

	Number of shares	Value (in EUR million)
December 31, 2002	**54,667,232**	**756**
Acquisitions	511,715	4
Disposals	- 534,158	- 4
December 31, 2003	**54,644,789**	**756**
Acquisitions	1,251,818	19
Disposals	- 29,094,200	- 408
December 31, 2004	**26,802,407**	**367**

Disposals include the use of 22,490,577 shares in the early redemption of the convertible O.C.E.A.N.E. 3% bonds, originally falling due on January 1, 2006.

13.5 - Dividends

The Board of Directors will propose a gross dividend of EUR 0.65 per share which will be paid on May 2, 2005. These financial statements do not reflect this dividend which is subject to the approval of the shareholders at the annual general meeting to be held on April 29, 2005.

13.6 - Revaluation of stepped acquisitions

In accordance with the requirements of IFRS 3 - Business combinations, the shares of Acindar and CST already held at the time that the Group established control over said entities were subject of a revaluation resulting in an increase in the consolidated shareholders' equity of EUR 181 (of which EUR 158 million is the Group share: respectively EUR 123 million for CST and EUR 35 million for Acindar).

Note 14 - Earnings per share

The basic earnings per share is calculated by dividing the net profit (Group share) by the weighted average number of shares in issue during the period, excluding the average number of ordinary shares purchased and held by the Group.

	2004	2003
Net profit (Group share in EUR million)	2,314	257
Weighted average number of shares in issue	543,784,725	478,278,668
Earnings per share (in EUR)	4.26	0.54

The diluted earnings per share is calculated by taking the financial instruments giving access to the capital of the Company, whether they are issued by the Company itself or by one of its subsidiaries. The dilution is calculated, instrument-by-instrument, taking into account the conditions existing at the balance sheet date, and excluding anti-diluting instruments. Furthermore, the net profit is adjusted so as to eliminate the financing charge net of tax corresponding to the diluting instruments.

When funds are collected at the time of the exercise of rights (case of the scrip certificates and options), they are recorded in priority with the repurchase of shares at market prices, and this only if it is higher than the price of the exercise of the right.

In each case, funds are taken into account on a pro-rata basis in the year of issue of the diluting instrument and on the first day of the following financial year.

	2004	2003
Net profit used for the calculation of diluted earnings per share (in EUR million)	2,350	257
Weighted average number of shares in issue, used for the calculation of diluted earnings per share	613,391,132	478,278,668
Diluted earnings per share in EUR	3.83	0.54

Note 15 - Minority interests

In the year ended 31 December 2004 minority interests increased by EUR 685 million, including EUR 376 million relating to variations in the consolidation scope, primarily CST (EUR 511 million), Acindar (EUR 113 million) and Aceralia (EUR 158 million). The share of the minority of the 2004 result also contributed to an increase in the minority interests of EUR 403 million.

In the year ended 31 December 2003 minority interests increased by EUR 69 million, notably due to the inclusion of the result of the minority in the 2003 result (EUR 159 million). This increase was partially offset by dividend payments to minorities (EUR 37 million) and consolidation scope adjustments (EUR 87 million).

Note 16 - Interest-bearing liabilities

In EUR million	2004	2003
Convertible debenture loans	657	1,488
Non-convertible debenture loans	2,455	1,914
Amounts owed to credit institutions	786	1,268
Amounts owed on fixed assets held under finance leases	82	35
Fair value of interest rate hedge instruments (Note 25)	2	3
Borrowings and other financial debt	366	163
Long term borrowings	**4,348**	**4,871**
Short term element of convertible debenture loans	484	-
Short term element of non-convertible debenture loans	115	57
Amounts owed to credit institutions	187	220
Commercial paper	487	619
Current bank borrowings	178	215
Amounts owed on fixed assets held under finance leases	8	5
Accrued interest payable	92	110
Fair value of interest rate hedge instruments (Note 25)	12	-
Borrowings and other financial debt	730	325
Short term borrowings	**2,293**	**1,551**

** Borrowings and other financial debt include a liability of EUR 142 million relating to the options for the purchase/sale of CST shares exercisable during the period from May 26 to June 25, 2005 (Note 3) as well as a liability of EUR 115 million related to compensation payable to Staal Vlaanderen associated with the sale of Sidmar shares.*

16.1 - Convertible debenture loans

In March 2004 Arcelor completed the early redemption of the O.C.E.A.N.E. 3% debenture loan, originally falling due on January 1, 2006, the conditions for early settlement having been met. On the completion of the offer 22,490,577 O.C.E.A.N.E., 81.05% of the original issue, were exchanged for Arcelor shares.

Net liability associated with the convertible debenture loans (excluding interest):

In EUR million	2004	2003
Nominal value of the convertible debenture loans	1,254	1,633
Component shareholders' equity, net of deferred taxes	- 79	- 101
Deferred tax provision	- 34	- 44
TOTAL LIABILITY (NET)	**1,141**	**1,488**

16.2 - Breakdown by currency (excluding short term debt)

	2004	%	2003	%
Euro	3,336	77	4,162	85
US dollar	695	16	530	11
Brazilian Real	272	6	-	-
Other	45	1	179	4
TOTAL	**4,348**	**100**	**4,871**	**100**

16.3 - Breakdown by maturity (excluding short term debt)

In EUR million	2004	2003
2005	-	917
2006	618	1,055
2007	217	331
2008	893	834
2009	244	-
After more than 5 years	2,376	1,734
TOTAL	**4,348**	**4,871**

16.4 - Interest rates

a) Long term debts

Variable interest rates on borrowings are primarily indexed to Euribor and Libor. When hedging instruments are in place to convert fixed to variable rates the borrowings are recorded as variable rate loans.

In EUR million	2004	2003
FIXED RATE	1,761	2,171
VARIABLE RATE	2,587	2,700
TOTAL	**4,348**	**4,871**

b) Hedging instruments

For the financial year 2004 the net result relating to hedging instruments is a net profit of EUR 18 million (2003: loss of EUR 18 million).

16.5 - Detail of main individual long-term loans

In EUR million	2004	2003
Arcelor Finance		
Debenture loan 5.375% 1998 / 2006	62	62
Debenture loan 6.385% 2003 / 2015 (120 millions USD)	91	97
Debenture loan Euribor 3 months 2003 / 2006	-	100
Debenture loan 3.395% 2004 / 2009	100	-
Debenture loan 6% 2000/2005	-	102
Debenture loan 5.125% 2003 / 2010	621	598
Debenture loan 6.125 % 2001 / 2008	640	636
Debenture loan 5.50% 2004 / 2014	107	-
Debenture loan 4.625% 2004 / 2014	494	-
Euribor loan 3 months 2002 / 2006	9	18
Euribor loan 3 months 2001 / 2009	-	127
Euribor loan 3 months 2001 / 2007	-	150
Euribor loan 3 months 2003 / 2007	-	22
Euribor loan 3 months 2003 / 2007	-	25
Euribor loan 3 months 2003 / 2005	-	55
Loan 6.4% 2001 / 2011	40	48
Issue of transferable securities	80	80
Loan 4.06% 2003 / 2008	21	28
Euribor loan 3 months 2000 / 2013	94	-
Other loans	53	72
SUB TOTAL	**2,412**	**2,220**
Arcelor		
Convertible debenture loan 3.875 % 2000 / 2005	-	487
Convertible 3 debenture loan 3% 1998 / 2006	-	350
Convertible debenture loan 3% 2002 /2017	657	651
Usinor		
Debenture loan 7.25 % (300 millions USD) 1996 / 2006	235	258
Arbed		
Euribor loan 2000 / 2007	30	40
Three month Euribor loan 2000 / 2006	70	70
Loan 5.06% 2001 / 2011 (AIS Finance)	112	125
Aceralia		
Three month Euribor loan 2000 / 2013	-	100
Belgo Mineira		
TJLP loan 1998 / 2010 (97 million BRL) - BMP	22	25
IGPM loan 2003 / 2011 (93 million BRL) - BMPS	20	19
Libor loan 2003 / 2006 (60 million BRL) – Belgo Mineira	7	17
IGPM loan 2003 / 2017 (29 million BRL) - BMPS	7	7
Convertible loan 2004 / 2012 (47 million USD) - Acindar	35	
TC+4% loan 2003 / 2009 (100 million ARP)-Acindar	24	
CST*		
TJLP loan 2000 / 2010 (BRL 264 million)	44	-
TJLP loan 2000 / 2007 (BRL 149 million)	14	-
TJLP loan 2003 / 2012 (BRL 104 million)	25	-
LIBOR loan 2003 / 2013 (USD 99 million)	51	-
LIBOR loan 2004 / 2006 (USD 75 million)	29	-
Vega do Sul		
Libor loan 2002-2014 (50 million USD)	34	40
Libor loan 2002-2012 (100 million USD - 2003 : 83 million USD)	63	66
TJLP loan 2002-2010 (280 million BRL - 2003 : 179 million BRL)	77	49
Other loans	380	347
TOTAL	**4,348**	**4,871**

** The financial debts of CST were re-valued to fair value by applying market rates as at October 1, 2004.*

Note 17 - Employee benefits

17.1 - Introduction

The majority of the companies included in the Arcelor consolidation scope are European entities. According to the laws and regulations in effect in these countries, additional benefits can be granted to staff.

When complimentary benefits provided to employees give rise to a future commitment of the Group a provision is calculated based on actuarial valuation methodology. The Group uses independent actuaries to calculate the amounts of these commitments. Moreover, an independent firm is responsible for the coordination and supervision of all these actuarial calculations for the Group.

In order to reflect the evolution of the expected rate on debenture loan return in 2004, the Group decided to reduce its actualisation rate for the euro area from 5.75% to 5.00%. The resulting actuarial loss (EUR 197 million) has been accounted for in line with the corridor policy and is included in the caption "Unrecognised actuarial gains and losses".

Some subsidiaries have determined to cover partly or completely their retirement obligations through contracts with external insurance providers where such hedging is compulsory (funded obligations).

In particular, this is the case for the Brazilian subsidiary company, CST, fully consolidated since October 1, 2004, which covers its full pension commitments by externalised assets.

These external policies are evaluated by independent actuaries.

The difference between the current value of such commitments and that of the external insurance policies designed to cover such commitments (EUR 229 million in total, including all benefits) represents the net liability of the Group in relation to such benefit schemes. This does not represent an overall funding shortfall, but rather, in almost all cases, financing options entered into by the subsidiaries.

Within the framework of the sale of the assets of the US subsidiary company J&L Speciality Steel, the Group passed its commitments for the pension arrangements of this company to an external insurer and externalised all contracts relating medical cover through retirement of the company's personnel.

17.2 - Financial information

17.2.1 - Detail of the provisions by type of commitment

Pre-retirement plans have been re-classified to the balance sheet caption "Provisions for contract termination indemnities (Note 18).

Provisions for pension and other benefits are analysed as follows:

In EUR million	2004	2003
Additional pension plans	1,196	1,218
Leaving compensation	379	391
Private medical insurance	26	75
Work medals	51	49
TOTAL PROVISION FOR PENSION PLANS AND SIMILAR BENEFITS	**1,652**	**1,733**

Charges in the year associated with these additional benefits granted to staff (including the interest charge linked to the discounting of commitments) are disclosed within the caption "Staff costs" in the income statement, as detailed at Note 21.

17.2.2 - Pensions

	France		Belgium		Germany		Luxembourg		United States		Brazil		Other		Total	
In EURmillion	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Financial Assets																
Opening balance	19	27	294	257	7	7	1	-	68	76	24	23	47	65	460	455
Changes in consolidation scope	-	-	- 20	-	-	-	-	-	-	-	186	-	4	-	170	-
Actual return on plan assets	-	- 7	8	16	-	-	-	-	1	11	24	5	6	-	39	25
Additional funding	-	-	26	31	1	-	-	1	4	3	6	4	2	2	39	41
Benefits paid out	-	- 1	- 24	- 10	- 1	-	-	-	- 2	- 9	- 4	- 2	- 2	- 4	- 33	- 26
Acquisitions / disposals / settlements	-	-	-	-	-	-	-	-	- 59	-	-	-	-	- 16	- 59	- 16
Exchange differences	-	-	-	-	-	-	-	-	-	- 13	- 18	- 6	-	-	- 18	- 19
CLOSING BALANCE	**19**	**19**	**284**	**294**	**7**	**7**	**1**	**1**	**12**	**68**	**218**	**24**	**57**	**47**	**598**	**460**
Balance sheet provisions																
Present value of founded obligations	150	137	344	309	8	7	3	2	12	136	208	23	76	52	801	666
Fair value of plan assets	- 19	- 19	- 284	- 294	- 7	- 7	- 1	- 1	- 12	- 68	- 218	- 24	- 57	- 47	- 598	- 460
Sub-total: Net present value of funded obligations	**131**	**118**	**60**	**15**	**1**	**-**	**2**	**1**	**-**	**68**	**- 10**	**- 1**	**19**	**5**	**203**	**206**
Present value of unfunded obligations	631	519	31	21	366	337	196	177	-	6	-	-	-	6	1,224	1,066
Unrecognised actuarial gains / (losses)	- 83	6	- 76	- 17	- 37	- 7	- 42	- 21	- 1	- 1	8	-	- 20	- 11	- 251	- 51
Unrealised past service cost	-	-	-	-	- 5	- 9	- 2	- 3	-	-	-	-	1	-	- 6	- 12
Sub-total: Net commitments	**679**	**643**	**15**	**19**	**325**	**321**	**154**	**154**	**- 1**	**73**	**- 2**	**- 1**	**-**	**-**	**1,170**	**1,209**
Net assets related to funded obligations	-	-	16	-	-	1	-	-	1	-	2	1	7	7	26	9
BALANCE SHEET PROVISIONS	**679**	**643**	**31**	**19**	**325**	**322**	**154**	**154**	**-**	**73**	**-**	**-**	**7**	**7**	**1,196**	**1,218**

	France		Belgium		Germany		Luxembourg		United States		Brazil		Others		Total	
In EUR million	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Breakdown of charge for the period																
Current service cost	40	41	10	10	4	4	5	7	1	3	2	1	1	6	63	72
Interest cost	44	45	19	16	19	17	10	10	9	9	6	2	5	4	112	103
Expected return on asset	- 1	- 2	- 16	- 15	-	-	-	-	- 7	- 6	- 6	- 2	- 3	- 3	- 33	- 28
Actuarials (Gains) /losses recognized in the period	- 4	- 3	1	-	-	-	4	-	6	47	-	-	2	-	9	44
Amortisation of past service cost	-	-	11	12	1	1	2	2	-	-	-	-	1	- 7	15	8
Curtailments and setttlements	- 3	- 1	-	-	-	-	-	-	8	-	-	-	-	-	5	- 1
EXPENSE RECOGNISED IN THE INCOME STATEMENT	**76**	**80**	**25**	**23**	**24**	**22**	**21**	**19**	**17**	**53**	**2**	**1**	**6**	**-**	**171**	**198**
Movements in balance sheet provision																
Opening provisions	643	604	19	24	322	307	154	152	73	34	-	1	7	6	1,218	1,128
Changes in consolidation scope	- 8	- 3		-	-	-	- 1	-	-	-	-	-	-	-	- 9	- 3
Exchange differences	-	-		-	-	-	-	-	1	- 11	-	-	-	- 1	1	- 12
Variation of net assets related to funded obligations	-	-	16	-	- 1	1	-	-	1	-	1	1	-	7	17	9
Obligation transfer	-	-	-	3	4	16	-	-	- 22	-	-	-	-	-	- 18	19
Disbursements	- 32	- 38	- 29	- 31	- 24	- 24	- 20	- 17	- 70	- 3	- 3	- 3	- 6	- 5	- 184	- 121
Expense recognised in the income statement	76	80	25	23	24	22	21	19	17	53	2	1	6	-	171	198
CLOSING PROVISIONS	**679**	**643**	**31**	**19**	**325**	**322**	**154**	**154**	**-**	**73**	**-**	**-**	**7**	**7**	**1,196**	**1,218**
Main actuarial assumptions																
Discount rate	5.00%	5.75%	5.00%	5.75%	5.00%	5.75%	5.00%	5.75%	6.00%	6.07%	12.35%	12.35%	-	-	-	-
Expected return on plan asset	5.75%	5.75%	4.08%	5.75%	4.00%	4.00%	4.00%	4.00%	8.50%	9.07%	12.35%	12.35%	-	-	-	-
Average rate of salary increase	3.00%	3.00%	3.47%	3.00%	2.51%	2.54%	3.91%	2.71%	* 0.00%	3.18%	7.63%	7.63%	-	-	-	-
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	5.00%	5.00%	-	-	-	-
Definied contribution plan																
Contributions during the period	-	-	11	9	-	-	2	-	1	2	-	-	1	-	15	11

** Assumption exposing the changes in pension scheme type.*

17.2.3 - Leaving indemnities

In EUR million	France		Others		Total	
	2004	2003	2004	2003	2004	2003
Financial assets						
Opening balance	12	13	-	-	12	13
Changes in consolidation scope	- 5	-	-	-	- 5	-
Actual return on plan assets	1	- 1	-	-	1	-1
Additional funding	-	-	-	-	-	-
Benefits paid out	-	-	-	-	-	-
Acquisitions /disposals /settlements	-	-	-	-	-	-
Exchange differences	-	-	-	-	-	-
CLOSING BALANCE	**8**	**12**	**-**	**-**	**8**	**12**
Balance sheet Provisions						
Present value of funded obligations	10	15	-	-	10	15
Fair value of plan assets	- 8	- 12	-	-	- 8	- 12
Sub-total: Net present value of funded obligations	**2**	**3**	**-**	**-**	**2**	**3**
Present value of unfunded obligations	264	260	30	35	294	295
Unrecognised actuarial gains /(losses)	78	94	3	- 1	81	93
Unrecognised past service costs	2	-	-	-	2	-
BALANCE SHEET PROVISION	**346**	**357**	**33**	**34**	**379**	**391**
Breakdown of charge for the period						
Current service cost	8	11	2	2	10	13
Interest cost	15	17	1	1	16	18
Expected return on assets	-	-	-	-	-	-
Actuarial (gains) / losses recognised in the period	- 8	- 6	1	-	- 7	- 6
Amortisation of past service cost	2	-	6	-	8	-
Curtailments and settlements	- 6	- 2	-	-	- 6	- 2
EXPENSE RECOGNISED IN THE INCOME STATEMENT	**11**	**20**	**10**	**3**	**21**	**23**
Movements in the balance sheet provision						
Opening provision	357	347	34	30	391	377
Changes in consolidation scope	- 8	-	- 8	4	- 16	4
Exchange differences	-	-	-	-	-	-
Disbursements	- 14	- 10	- 3	- 3	- 17	- 13
Expense recognised in the income statement	11	20	10	3	21	23
CLOSING PROVISION	**346**	**357**	**33**	**34**	**379**	**391**

Main actuarial assumptions						
Discount rate	5.00%	5.75%	-	-	-	-
Expected return on plan assets	5.75%	5.75%	-	-	-	-
Average rate of salary increase	3.00%	3.00%	-	-	-	-
Inflation rate	2.00%	2.00%	-	-	-	-

17.2.4 - Other benefits (medical insurance, work medals)

In EUR million	France		United States		Other		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Financial Assets								
Opening balance	-	-	6	5	-	-	6	5
Changes in consolidation scope	-	-	-	-	-	-	-	-
Actual return on plan assets	-	-	-	2	-	-	-	2
Additional funding	-	-	-	-	4	-	4	-
Benefits paid out	-	-	-	-	- 1	-	- 1	-
Aquisitions / disposals / settlements	-	-	- 6	-	-	-	- 6	-
Exchange differences	-	-	-	- 1	-	-	-	- 1
CLOSING BALANCE	**-**	**-**	**-**	**6**	**3**	**-**	**3**	**6**
Balance sheet provisions								
Present value of funded obligations	-	-	-	80	27	-	27	80
Fair value of financial assets	-	-	-	- 6	- 3	-	- 3	- 6
Sub-total: Net value of financial obligations	**-**	**-**	**-**	**74**	**24**	**-**	**24**	**74**
Present value of unfunded obligations	35	36	-	2	21	12	56	50
Unrecognised actuarial gains / (losses)	-	-	-	1	- 3	-	- 3	1
Unricognised past service costs	-	-	-	- 1	-	-		- 1
BALANCE SHEET PROVISION	**35**	**36**	**-**	**76**	**42**	**12**	**77**	**124**
Breakdown of charge for the period								
Current service cost	1	1	1	2	1	-	3	3
Interest cost	2	2	2	4	3	1	7	7
Expected return on assets	-	-	-	-	-	-	-	-
Actuarial (gains) / losses recognised in the period	3	- 1	- 1	38	1	-	3	37
Amortisation of past service cost	-	-	- 1	-	27	-	26	-
Curtailments and settlements	-	-	- 76	-	-	-	- 76	-
EXPENSE RECOGNISED IN THE INCOME STATEMENT	**6**	**2**	**- 75**	**44**	**32**	**1**	**- 37**	**47**
Movements in balance sheet provision								
Opening provision	36	42	76	48	12	2	124	92
Changes in consolidation scope	-	- 1	-	-	-	-	-	- 1
Exchange differences	-	-	1	- 12	-	-	1	- 12
Obligations transfers	-	-	-	-	-	10	-	10
Disbursements	- 7	- 7	- 2	- 4	- 2	-1	- 11	- 12
Expense recognised in the income statement	6	2	- 75	44	32	1	- 37	47
CLOSING PROVISION	**35**	**36**	**-**	**76**	**42**	**12**	**77**	**124**
Main actuarial assumptions								
Discount rate	5.00%	5.75%	6.00%	6.01%	-	-	-	-
Expected return on plans assets		-	8.50%	9.00%	-	-	-	-
Average rate of salary increase	3.00%	3.00%	* 0.00%	3.03%	-	-	-	-
Inflation rate	2.00%	2.00%	2.00%	2.00%	-	-	-	-

** Assumption exposing the changes in pension scheme type.*

Note 18 - Provisions for termination benefits

The provisions for termination benefits reflect social commitments that the Group has made in the context of its restructuring plans announced prior to the year-end (which may subsequently become early retirement plans) or early retirement plans linked to collective agreements signed with certain categories of employees.

In EUR million	Social provisions	Early retirement plans	Total
OPENING BALANCE AT 1 JANUARY 2004	**269**	**531**	**800**
Increase in provision	240	69	309
Utilisation and reversal	-54	-100	-154
Reclassifications (social plans transformed into early retirement plans during the year)	0	0	0
Other reclassifications, changes in consolidation scope and foreign exchange variations	-14	-4	-18
CLOSING BALANCE AT 31 DECEMBER 2004	**441**	**496**	**937**

Charges for the period relating to social provisions are recorded in «Other operating charges» in the income statement. Charges for the period relating to early retirement plans are recorded in «Staff costs» in the income statement as detailed in Note 21.

18.1 - Social provisions

Social provisions at the year-end include estimated indemnities under the following restructuring plans:

- Flat Carbon Steel sector (EUR 332 million): primarily the social plan related to the reorganisation of the hot-phase in Liège (EUR 148 million) and the increase of the social provisions in Spain within the context of the ARCO project (EUR 90 million).
- Stainless Steel sector (EUR 78 million): primarily the social provisions relating to the reorganisation of Ugitech S.A. (EUR 20 million) and the increase of social provisions relating to the closure of the Isbergues site within Ugine & ALZ France (EUR 25 million).
- Distribution, Processing and Trading sector (EUR 26 million).

18.2 - Early retirement plans

An actuary reviews the early retirement plans, which are either part of restructuring measures or collective agreements. The orincipal assumptions and the the movements during the year are summarised in the following table.

In EUR million	Belgium 2004	Belgium 2003	Germany 2004	Germany 2003	Luxembourg 2004	Luxembourg 2003	Others 2004	Others 2003	Total 2004	Total 2003
Balance sheet provisions										
Present value of unfunded obligation	373	399	63	62	13	17	47	46	496	524
Unrecognised actuarial gains /losses)	-	2	-	- 4	-	8	-	1	-	7
BALANCE SHEET PROVISIONS	**373**	**401**	**63**	**58**	**13**	**25**	**47**	**47**	**496**	**531**
Breakdown of charge for the period										
Current service cost	-	5	12	7	-	1	7	9	19	22
Interest cost	16	15	3	2	1	1	2	2	22	20
Actuarial (gains) / losses recognised in the period	18	-	8	- 2	- 15	-	1	0	12	-2
Amortisation of past service cost	9	19	-	11	7	-	-	0	16	30
EXPENSE RECOGNISED IN THE INCOME STATEMENT	**43**	**39**	**23**	**18**	**- 7**	**2**	**10**	**11**	**69**	**70**
Movement in balance sheet provision										
Opening provisions	401	248	58	46	25	33	47	37	531	364
Changes in consolidation scope	- 2	-	-	-	-	-	- 2	0	- 4	-
Exchange differences	-	-	-		-	-	-	0	-	-
Transfert of amounts previously booked in negative goodwill	-	19	-	-	-	-	-	-	-	19
Obligation transfer (social plans transformed into early retirement plans during the period)	-	175	-	6	-	-	-	3	-	184
Disbursements	- 69	- 80	- 18	- 12	- 5	- 10	- 8	- 4	- 100	- 106
Expense recognised in the income statement	43	39	23	18	- 7	2	10	11	69	70
CLOSING PROVISION	**373**	**401**	**63**	**58**	**13**	**25**	**47**	**47**	**496**	**531**

	Belgium 2004	Belgium 2003	Germany 2004	Germany 2003	Luxembourg 2004	Luxembourg 2003	Others 2004	Others 2003	Total 2004	Total 2003
Main actuarial assumptions										
Discount rate	4.22%	5.75%	4.00%	5.75%	4.00%	5.75%	-	-	-	-
Average rate of salary increase	2.00%	2.31%	2.51%	1.53%	2.00%	3.00%	-	-	-	-
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	-	-	-	-

Note 19 - Other provisions

In EUR million	Restructuring cots	Commercial risks	Environmental risks	Other risks	TOTAL
Opening balance	105	83	249	759	1,196
Increase in provisions	34	31	46	158	269
Utilisation and reversal	-35	-39	-78	-304	-456
Reclassifications, changes in consolidation scope and exchange differences	11	-11	-2	112	110
CLOSING BALANCE	**115**	**64**	**215**	**725**	**1,119**

In EUR million	2004	2003
Other long term provisions	920	983
Other short term provisions	199	213
TOTAL OTHER PROVISIONS	**1,119**	**1,196**

19.1 - Provisions for restructuring

Provisions recorded under this heading do not include social commitments which are separately disclosed under "Provisions for termination benefits" as detailed at note 18.

Provisions for restructuring comprise provisions established in respect of charges for the dismantling and the restoration of sites currently under restructuring.

By sector, restructuring provisions are analysed as follows:

- Flat Carbon Steel: EUR 52 million
- Stainless Steel: EUR 37 million
- Other: EUR 26 million

19.2 - Commercial risks

Commercial risks primarily include litigation with customers, bad debts, losses on contracts and termination losses as well as guarantees and other items.

19.3 - Environnemental risks

Provisions for environmental risks, analysed by geographic zones, are as follows:

In EUR million	2004	2003
Germany	2	2
Belgium	97	142
France	70	71
Luxembourg	40	33
Other	6	1
TOTAL	**215**	**249**

The provisions cover the anticipated costs relating to both protection and remediation of soil, ground water and surface water (EUR 108 million), waste management (EUR 31 million) and other environmental measurements (EUR 76 million).

The provisions are calculated in accordance with local and national legal standards and regulations.

19.4 - Other risks

Other provisions cover the following risks:

In EUR million	2004	2003
Litigations	249	188
Tax risks	176	111
Social risks	15	6
Other risks	285	454
TOTAL	**725**	**759**

In order to present consistent and comparable data, the 2003 provisions have been reclassified.

Provisions for tax risks include provisions booked within the context of disputes with local and/or national tax authorities.

Provisions for litigations comprise non-tax related claims.

The provisions for costs relating to personnel include provisions recorded which are not included under the heading of «Employee benefits».

Note 20 - Other amounts payables

In EUR million	2004	2003
Fixed asset suppliers	280	222
Prepayments on orders	214	188
Revaluation of foreign currency hedge instruments - Note 25	185	25
Tax and social security	1,593	1,348
Dividends payable	23	4
Other creditors	478	298
Deferred income	75	109
TOTAL	**2,848**	**2,194**

Note 21 - Staff costs

For clarity, the interest charges relating to the discounting of the provisions for pensions and similar benefits and of early retirement provisions will be included, as from 1 January 2005, in financial result and not under the heading «Staff costs».

The charge for the year relating to the provision of pensions and similar benefits, includes in both 2003 and 2004 non-recurring charges associated with the disposal of the US subsidiary company J&L Speciality Steel.

In EUR million	2004	2003
Wages and salaries	3,298	3,395
Social Charges	1,075	1,095
Contributions to defined contribution pension schemes - Note 17	15	11
Charges for the year in respect of additionnal employee benefits giving rise to provisions - Note 17	155	268
of which interest charges due to discounting	*102*	*100*
Charges for the year in respect of provisions for early retirements- Note 18	69	70
of which interest charges due to discounting	*22*	*20*
Employee profit-sharing scheme	84	69
Other	172	163
TOTAL	**4,868**	**5,071**

Note 22 - Net financing costs

In EUR million	2004	2003
Interest income	196	192
Interest charges	- 347	- 408
Dividends received	31	29
Foreign exchange result	- 173	2
Charges related to securitisation programmes*	-	- 7
Revaluation of financial instruments	- 18	26
Impairment of financial assets	- 28	- 43
Result on the disposal of financial assets	60	- 27
Other	- 88	- 85
TOTAL	**- 367**	**- 321**

** The securitisation programmes were replaced by receivables sale programmes in 2003.*

The result on foreign exchange includes unrealised losses of EUR 185 million relating to the revaluation of derivatives acquired in order to hedge the purchases of raw materials in 2005. These transactions are within the scope of the Group hedging policy.

Note 23 -The taxation

TAX CHARGE

Tax analysis:

In EUR million	2004	2003
Current tax	- 360	- 46
Deferred tax	- 163	- 95
TOTAL TAXATION	**- 523**	**- 141**

Reconciliation between the tax charge and the result before tax:

In EUR million	2004	2003
Net profit	2,314	257
Minority interests	403	159
Result from companies accounted for using the equity method	- 413	- 140
Tax charge	523	141
PROFIT BEFORE TAX	**2,827**	**417**
Theoretical tax charge (34.95% in 2004, 30.96% in 2003)	- 988	- 129
Reconciliation :		
Permanent differences	147	48
Movements in unrecognised deferred tax assets	122	- 22
Operations taxed at reduced rates	-	1
Variation in tax rates	-	1
Adjustments to deferred tax assets recognised in previous periods	-	- 42
Variations in deferred tax liabilities related to foreign exchange movements on non-monetary assets and liabilities denominated in foreign currencies	35	-
Deferred tax assets related to tax losses carried forward	133	15
Tax credits and other taxes	28	- 13
EFFECTIVE TAX CHARGE	**- 523**	**- 141**

Permanent differences are primarily due to the following:

In EUR million	2004	2003
Depreciation	- 4	-
Goodwill and surplus amortisation	27	34
Result on disposal exempt from tax	110	80
Other charges and income, not deductible / not taxable	14	- 66
TOTAL	**147**	**48**

Deferred tax

Movements in deferred tax liabilities are analysed as follows:

In EUR million	2004	2003
Balance as at January 1	289	359
Expense for the period	57	21
Variations in deferred tax liabilities related to foreign exchange movements on non-monetary assets and liabilities denominated in foreign currencies	- 35	-
Effects of the variations in exchange rates, consolidation scope and re-classifications *	323	- 96
Other variations	- 5	5
BALANCE AS AT DECEMBER 31	**629**	**289**

** The full consolidation of CST and Acindar for the first time in 2004 led to an increase in deferred tax liabilities by EUR 343 million.*

Movements in deferred tax assets are analysed as follows:

In EUR million	2004	2003
Balance as at 1 January	1,436	1,523
Expense for the period	- 275	- 32
Deferred tax assets related to losses carried forward	133	-
Deferred tax asset adjustments relating to prior periods	-	- 42
Effects of the variations in exchange rates, consolidation scope and re-classifications	- 4	- 13
Deferred tax booked directly to shareholder's equity	- 6	-
BALANCE AS AT 31 DECEMBER	**1,284**	**1,436**

Origin of deferred tax assets and liabilities:

	Assets		Liabilities		Net	
In EUR million	2004	2003	2004	2003	2004	2003
Intangible assets	6	6	- 2	- 1	4	5
Property, plant and equipment	287	326	- 710	- 422	- 423	- 96
Inventories	110	134	- 26	- 13	84	121
Instruments financiers	32	2	- 32	- 40	-	- 38
Other assets	56	99	- 76	- 65	- 20	34
Provisions:	556	660	- 109	- 161	447	499
Of which pensions	*271*	*267*	*- 6*	*- 5*	*265*	*262*
Of which other social provisions	*148*	*160*	*- 2*	*- 17*	*146*	*143*
Of which other provisions	*137*	*233*	*- 101*	*- 139*	*36*	*94*
Other liabilities	166	131	- 117	- 122	49	9
Tax losses carried forward	514	613	-	-	514	613
Deferred tax assets / (liabilities)	**1,727**	**1,971**	**- 1,072**	**- 824**	**655**	**1,147**
Impôts différés actifs au bilan					1,284	1,436
Impôts différés passifs au bilan					- 629	- 289
NET BALANCE					**655**	**1,147**

As at 31 December 2004, the Group's carried forward tax losses have the following maturity:

In EUR million	2004	2003
2004	-	114
2005	-	15
2006	1	21
2007	6	108
2008	10	-
2008 and beyond	-	721
2009 and beyond	418	-
No maturity date	4,840	4,708
TOTAL	**5,275**	**5,687**
Other tax credits (long-term depreciation)	1,313	1,590

Deferred tax assets not recognised by the Group apply to the following elements as at 31 December 2004:

In EUR million	Gross amount	Total deferred tax assets	Recognised deferred tax assets	Unrecognised deferred tax assets
Tax losses carried forward	5,275	1,817	514	1,303
Other tax credits (long term losses)	1,313	451	-	451
Property, plant and equipment	1,541	548	287	261
Other	2,945	1,020	926	94
TOTAL		**3,836**	**1,727**	**2109**

Deferred tax assets not recognised by the Group apply to the following elements as at 31 December 2003:

In EUR million	Gross amount	Total deferred tax assets	Recognised deferred tax assets	Unrecognised deferred tax assets
Tax losses carried forward	5,687	1,961	613	1,348
Other tax credits (long term losses)	1,590	546	-	546
Immobilisations corporelles	2,116	791	326	465
Other	3,253	1,125	1,032	93
TOTAL		**4,423**	**1,971**	**2,452**

Note 24 - Related party disclosure

The consolidated financial statements include transactions carried out by the Group in the normal course of business with its non-consolidated entities and entities accounted for using the equity method. Transactions are booked at market prices.

24.1 - Loans and garantees given

In EUR million	2004	2003
Loans (including short-term loans) to non-consolidated companies	42	256
Guarantees granted to non-consolidated companies	159	115

24.2 - Purchases and sales of goods and services

In EUR million	2004	2003
Sales	1,111	684
Purchases	500	409

24.3 - Remuneration of the Board of Directors and General Management

In EUR million	2004	2003
Board of Directors and General Management	8,3	5,9

Additional details on remuneration are provided in the chapter on Corporate Governance of this Annual Report.

Note 25 - Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials and energy. The Group manages the counter-party risk associated with these instruments by centralising its commitments and by applying procedures which specify, for each type of transaction, risk limits and/ or the characteristics of the counter-party. The Group does not generally grant to or require from its counter-parties guarantees over the risks incurred.

Risks associated with exchange rates, interest rates and the price of base metals and energy of all Group companies are subject to centralised management at parent company level. The main exceptions to this rule are the North and South American group companies. These companies manage their market risks in consultation with the parent company.

Interest rate risk:

The Group uses several types of instruments for the management of interest rate risk in order to optimise its financial expenses, to hedge exchange risk related to loans in foreign currencies and to manage the split between fixed and variable rate loans.

Interest rate exchange contracts ('swaps') allow the Group to borrow long-term at variable rates, and to swap the rate of this debt either from the start or during the period of the loan. The Group and its counter party exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap.

Similarly, swaps may be used for the exchange of one foreign currency against another, within the framework of exchange risk management, or for the exchange of variable rates against other variable rates.

FRAs ('forward rate agreements') and futures contracts on interest rates are primarily used by the Group to hedge the rates paid on loans and variable rate financial instruments or, in particular cases, on existing or future loans. Similarly, futures contracts are used by the Group to hedge the difference in the rates between two currencies in particular cases and within the framework of exchange risk management. These contracts are either commitments to buy (or sell) a financial instrument at a future date and at an agreed price, or to receive (or pay) at a future date the difference between two given rates. Certain instruments can be settled in cash, others can be settled through delivery of the underlying asset or in cash. The Group will generally only commit itself to highly liquid term contracts, such as EURIBOR or Eurodollar futures.

Where applicable, initial and daily margin calls on term contracts are paid or collected in cash. Futures contracts carry a low credit risk since exchanges are made through a clearing house. FRAs are generally only entered into with major banking institutions.

In addition, the Group may buy (or sell) options on interest rates, caps (ceiling rates) or collars within the framework of its hedging strategy on loans and variable rate financial instruments. Rate options give the right to the buyer, upon payment of a premium, and at a given date or during a given period, to buy (or sell) from the seller of the option a financial instrument at an agreed price and/or to receive (or pay) the difference between two given rates or prices.

Interest rate derivatives used by the Group to cover variations in the value of fixed rate loans are qualified as fair value hedges according to IAS 39. These derivatives are re-valued at the balance sheet date and have an impact on the net profit or loss. This impact is neutralised by a similar revaluation of the hedged part of the associated loans.

Other interest rate derivatives owned by the Group on 31 December 2004 are not qualified as hedging instruments according to IAS 39. As at 31 December 2003, a gross variation of EUR -2.5 million and a net loss of EUR 18 million were recorded.

Exchange rate risk:

The Group uses forward purchases and sales of foreign currency and other derivatives to hedge foreign currency transactions of the majority of its subsidiaries. The common practice of the Group is to invoice clients in their own currency.

The Group also uses these instruments at consolidation level to hedge debt recorded in foreign currency or the balance sheet risk incurred on certain assets.

The general policy of the Group is to hedge exchange risk on transactions completely. However, as an exception to this general policy, for certain currencies and for risks and amounts that are clearly identified and authorised by management, the Group may either hedge in anticipation or not hedge transactional risks.

Not all derivatives used by the Group to hedge its exchange risk qualify as hedging instruments according to IAS 39 to the extent that they are managed in an overall manner.

As at 31 December 2004, the reporting of these derivatives at market value in the balance sheet led to a loss of EUR 185 million (2003: EUR -8.5 million)

Raw material risk:

The Group uses financial instruments (forward purchases, options and swaps on commodities) in order to reduce the volatility risk of certain raw materials and energy. The Group is exposed to risks on raw materials and energy both via the purchase of its own raw materials and via sales contracts.

The Group manages its risk on raw materials in an overall fashion. Derivatives on raw materials used by the Group qualify as effective hedging instruments according to IAS 39. As at December 2004, a hedging reserve of EUR 48 million is integrated into the Shareholder's equity of the Group (2003:-).

As at 31 December 2004 the reporting of other derivatives hedging raw materials and energy at market value in the balance sheet led to a profit of EUR 0.8 million (2003: EUR 49.6 million)

Trading risk:

If there are open positions and limited levels of profit or loss as well as defined maturity dates, the Group carries out trading operations on the basis of the risks associated with interest rates, exchange rates, raw material and energy prices. Open positions on these transactions are not significant with regard to the volume of hedging operations dealt or the general rate risk. In this respect, the types of instruments and the currencies which may be used, as well as the maximum risk exposure are determined at management level. Such risks are monitored on a daily basis.

In 2004 and 2003, the net profit or loss on trading operations was not significant to the Group's results.

The portfolio of assets associated with derivative financial instruments as at 31 December 2004 is as follows:

	2004			2003		
In EUR million	Notional amount	Market value	Average rate *	Notional amount	Market value	Average rate *
Interest rate instruments						
INTEREST RATE AND CURRENCY SWAPS						
- Fixed rate borrowings	-	-	-	10	1	7.71%
- Fixed rate lendings	-	-	-	11	-	6.75%
- Variable / Variable	100	1	6.57%	-	-	-
INTEREST RATE SWAPS - FIXED RATE BORROWINGS						
- EUR	-	-	-	4	-	3.66%
- Foreign currency	220	2	2.74%	-	-	-
INTEREST RATE SWAPS - FIXED RATE LOANS						
- EUR	1 400	72	4.72%	1,529	45	4.66%
- USD	308	11	5.51%	333	21	5.51%
- AForeign currency	-	-	-	-	-	-
Swaps de taux – Variable / Variable	88	-	2.35%	120	1	2.46%
FRA contracts - purchases	100	-	2.26%	500	-	2.68%
FRA contracts - sales	100	-	2.46%	400	-	2.86%
Cap purchases	-	-	-	100	-	4.50%
Cap sales	-	-	-	50	-	4.50%
TOTAL ASSETS - NOTE 8		**86**			**68**	
Exchange rate instruments						
Forward purchase of foreign curr.	77	4	-	43	6	-
Forward sale of foreign currency	890	41	-	619	10	-
TOTAL ASSETS - NOTE 11		**45**			**16**	
Raw Materials						
Term contracts - sales	96	-13	-	34	-5	-
Term contracts - purchases	401	65	-	215	55	-
Swaps using raw mat. pricingindex	9	0	-	-	-	-
Options - sales	236	-5	-	-	-	-
Options - purchases	179	1	-	-	-	-
TOTAL ASSETS - NOTE 11		**48**			**50**	

** Average fixed rates are determined on the basis of the Euro and foreign currency rates. Variable rates are generally based on Euribor or Libor.*

The portfolio of liabilities associated with derivative financial instruments as at 31 December 2004 is as follows:

	2004			2003		
In EUR million	Notional amount	Market value	Average rate*	Notional amount	Market value	Average rate *
Interest rate instruments						
INTEREST RATE SWAPS - FIXED RATE BORROWINGS						
- EUR	50	- 2	4.24%	50	- 2	4.24%
- Foreign currency	-	-	-	238	- 1	2,74 %
Long-term rates FRA contracts - purchases	190	- 12	4,53%	-	-	-
TOTAL LIABILITIES - NOTE 16		**- 14**			**- 3**	
Exchange rate instruments						
Forward purchase of foreign curr.	1,583	- 118	-	527	- 25	-
Forward sale of foreign currency	-	-	-	-	-	-
Exchange options - purchases	1,975	- 22	-	45	-	-
Options de change - Ventes	1,675	- 45	-	-	-	-
TOTAL LIABILITIES - NOTES 20 AND 22		**- 185**			**- 25**	

**Average fixed rates are determined on the basis of the Euro and foreign currency rates. Variable rates are generally based on Euribor or Libor.*

The assets and liabilities associated with interest rate instruments are distributed according to the following maturity dates:

In EUR million	2004	2003
< 1 year	- 10	5
1 – 5 years	48	55
> 5 years	34	5
TOTAL	**72**	**65**
Assets associated with interest rate instruments	86	68
Liabilities associated with interest rate instruments	- 14	- 3
TOTAL	**72**	**65**

The exchange rate instruments are reported in the following currencies: :

In EUR million	Devises achetées				2004	2003
Sold currencies	USD	EUR	GBP	JPY		
USD	-	- 11	1	1	- 9	14
EUR	- 139	-	- 1	-	- 140	- 25
CAD	1	-	-	-	1	1
GBP	-	8	-	-	8	1
2004	**- 138**	**- 3**	-	**1**	**- 140**	-
2003	- 25	16	-	-		- 9

Raw material instruments concern the following underlying materials:

In EUR million	2004	2003
Base metals	46	50
Gas	1	-
Petroleum	1	-
TOTAL	**48**	**50**

Hedging instruments concerning base metals (zinc, nickel, aluminium, pewter and copper) and petroleum are negotiated in USD, whereas instruments concerning gas are negotiated in GBP.

Note 26 - Commitments given and received

Commitments detailed in this note do not include the commitments mentioned in Note 25.

COMMITMENTS GIVEN

In EUR million	2004	2003
Personal guarantees on third-party financial loans and credit lines	106	154
Other personal guarantees	448	462
Property guarantees	394	165
Discounted bills (not yet at maturity)	29	33
Commitments to buy or dispose of fixed assets	1,013	380
Other commitments given	424	429
TOTAL COMMITMENTS GIVEN	**2,414**	**1,623**

COMMITMENTS RECEIVED

In EUR million	2004	2003
Endorsements and guarantees received from non-consolidated companies	188	138
Other commitments received	129	134
TOTAL COMMITMENTS RECEIVED	**317**	**272**

Personal guarantees on third-party loans consist of personal guarantees hedging financial loans and credit lines granted to non-consolidated subsidiaries and subsidiaries accounted for using the equity method.

Other personal guarantees include pledges, first claim guarantees, documentary credits, letters of credit and other similar letters.

Property guarantees mainly consist of mortgages for an amount of EUR 279 million (2003: EUR 157 million).

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, commitments incurred under operating leases and commitments undertaken within the framework of securitisation programs.

Furthermore, as at 31 December 2004 the Group has available lines of credit available from financial institutions totalling over EUR 4,000 million.

Note 27 - Segment reporting

In accordance with both Group management and internal reporting guidelines, segment reporting information is disclosed by business activity and by geographical zones.

27.1 - Breakdown by activity

Sales between activities are calculated at market price. The operating result is shown after eliminations.

Furthermore, as at 31 December 2004, as was also the case on 31 December 2003, the Group has lines of credit available from financial institutions totalling over EUR 4,000 million

2004 *(Figures in EUR million, except for the number of employees))*	Flat Carbon Steel	Long Carbon Steel	Stainless Steel	Process., Distrib., Trading	Other Activities	Eliminations	Total
Income statements							
Revenue	16,139	6,221	4,577	8,267	1,081	- 6,109	30,176
Inter-sector sales	- 3,480	- 1,096	- 84	- 814	- 635	6,109	-
TOTAL	**12,659**	**5,125**	**4,493**	**7,453**	**446**	**-**	**30,176**
Gross operating profit	2,299	1,287	258	513	- 16	-	4,341
Depreciation	- 667	- 249	- 123	- 105	- 36	-	- 1,180
Impairment charges	- 3	- 1	- 18	- 13	- 10	-	- 45
Operating profit (before goodwill)	1,629	1,037	117	395	- 62	-	3,116
Goodwill	37	41	-	-	-	-	78
Operating profit	1,666	1,078	117	395	- 62	-	3,194
Share of results in companies accounted for using the equity method	212	52	32	14	103	-	413
Balance sheet							
Segment assets	15,445	5,401	3,156	3,729	8,056	- 8,427	27,360
Property, plant and equipments	*7,374*	*2,239*	*904*	*514*	*199*	-	*11,230*
Investments in companies accounted for using the equity method	492	169	153	38	514	-	1,366
Unallocated assets	-	-	-	-	-	-	2,496
TOTAL CONSOLIDATED ASSETS	**15,937**	**5,570**	**3,309**	**3,767**	**8,570**	**- 8,427**	**31,222**
Segment liabilities	6,592	1,867	1,679	1,807	1,615	- 1,925	11,635
Unallocated liabilities	-	-	-	-	-	-	7,270
TOTAL CONSOLIDATED LIABILITIES	**6,592**	**1,867**	**1,679**	**1,807**	**1,615**	**- 1,925**	**18,905**
Acquisitions of tangible and intangible fixed assets	738	416	151	79	40	-	1,424
Other information							
Number of employees (average)	48,825	20,364	12,055	11,586	2,999	-	95,829

2003 *(Figures in EUR million, except for the number of employees)*	Flat Carbon Steel	Long Carbon Steel	Stainless Steel	Process., distrib., Trading	Other Activites	Eliminations	Total
Income statement							
Revenue	13,994	4,381	4,280	7,954	836	- 5,522	25,923
Inter-sector sales	- 3,352	- 767	- 121	- 732	- 550	5,522	-
TOTAL	**10,642**	**3,614**	**4,159**	**7,222**	**286**	**-**	**25,923**
Gross operating profit	1,365	493	23	284	58	5	2,228
Depreciation	- 636	- 172	- 162	- 142	- 41	-	- 1,153
Impairment charges	- 20	- 10	- 324	- 59	- 35	-	- 448
Operating profit (before amortisation of goodwill)	709	311	- 463	83	- 18	5	627
Amortisation of goodwill	65	-	-	42	4	-	111
Operating profit	774	311	- 463	125	- 14	5	738
Share of results in companies accounted for using the equity method	125	25	- 26	7	9	-	140
Balance sheet							
Segment assets	11,701	3,631	2,990	3,698	4,829	- 6,404	20,445
Property, plant and equipment	*5,379*	*1,768*	*1,009*	*604*	*187*	-	*8,947*
Investments in companies accounted for using the equity method	967	147	111	133	400	-	1,758
Unallocated assets	-	-	-	-	-	-	2,405
TOTAL CONSOLIDATED ASSETS	**12,668**	**3,778**	**3,101**	**3,831**	**5,229**	**- 6,404**	**24,608**
Segment liabilities	6,032	1,355	1,629	1,875	1,796	- 2,253	10,434
Unallocated liabilities	-	-	-	-	-	-	6,711
TOTAL CONSOLIDATED LIABILITIES	**6,032**	**1,355**	**1,629**	**1,875**	**1,796**	**- 2,253**	**17,145**
Acquisitions of tangible and intangible fixed assets	727	293	194	83	30	-	1,327
Other information							
Number of employees (average)	46,749	18,115	14,409	15,129	3,140	-	97,542

27.2 - Geographical breakdown

2004 *(Figures in EUR million, except for the number of employees)*	European Union (EU 25)	North América*	South America	Other	Total
Revenue	23,377	2,308	2,146	2,345	30,176
Segment assets	21,851	539	4,851	119	27,360
Property, plant and equipment	7,840	55	3,323	12	11,230
Gross operating result	3,345	86	897	13	4,341
Résultat opérationnel	2,312	67	809	6	3,194
Acquisition of property, plant and equipment, and intangible assets	1,153	13	256	2	1,424
Number of employees (average)	79,344	1,414	14,770	301	95,829

* *North America, including Mexico*

2003	European Union (EU25)**	North America*	South America	Other	Total
Revenue	20,141	2,127	1,193	2,462	25,923
Segment assets	18,009	648	1,409	379	20,445
Property, plant and equipment	7,844	91	890	122	8,947
Gross operating result	1,951	- 69	290	56	2,228
Operating result	830	- 350	229	29	738
Acquisition of property, plant and equipment, and intangible assets	1,097	29	194	7	1,327
Number of employees (average)	86,324	2,707	7,671	840	97,542

** Amérique du Nord y compris Mexique.*

*** European Union (EU 25): the 2003 data has been revised to reflect the enlargement of the European Union with ten new countries as from May 1, 2004.*

Note 28 - Events after the balance sheet date

On the closure on January 11, 2005 of the Public Offer of Withdrawal followed of an Obligatory Withdrawal («OPR-RO») of the Usinor shares, the Group acquired 1,094,066 shares accounting for 0.43% of the issued capital of said company and thus now holds 100% of the issued share capital of Usinor.

Note 29 - Reconciliation of the Arcelor Group financial statement prepared in accord with Luxembourg GAAP with the financial statements prepared in accord with IFRS

In EUR million	2004	2003
Net situation (Group share) according to Luxembourg GAAP	10,421	7,321
Negative goodwill not transferred in shareholders' equity	686	-
Own shares	- 364	- 751
Result on own shares	11	17
Accounting for convertible bonds	79	101
Financial instruments	69	45
Net situation (Group share) according to Arcelor GAAP	10,902	6,733

In EUR million	2004	2003
Net situation (Group share) according to Luxembourg GAAP	2,284	232
Result on own shares	6	-
Financial instruments	24	25
Net situation (Group share) according to Arcelor	2,314	257

Note 30 - Simplified Group organisation chart


ARCELOR
Sollac Atlantique
France
FC 100.00% (99.63)
Sollac Lorraine
France
FC 100.00% (99.63)
Sollac Méditerranée
France
FC 100.00% (99.63)
CST
Brazil
FC 73.34% (73.22)
Vega do Sul
Brazil
FC 100.00% (93.07)
SIDMAR
Belgium
FC 100.00% (99.75)
STAHLwerke Bremen
Germany
FC 100.00% (99.83)
Cockerill Sambre
Belgium
FC 100.00% (99.63)
Eko Stahl
Germany
FC 100.00% (100.00)
ACERALIA Corp.Siderúrgica
Spain
FC 99.58% (99.52)
Acería Compacta Bizkaia
Spain
FC 80.00% (79.62)
ProfilARBED
Luxembourg
FC 100.00% (99.75)
Stahlwerk Thüringen
Germany
FC 100.00% (99.75)
Travi e Profilati
Italy
FC 100.00% (100.00)
ACERALIA Perfiles
Spain
FC 100.00% (99.52)
ACERALIA Redondos
Spain
FC 100.00% (99.52)
CSBM
Brazil
FC 60.60% (56.47)
Acindar
Argentina
FC 72.68% (41.04)
UGINE & ALZ Belgium
Belgium
FC 100.00% (99.75)
UGINE & ALZ France
France
FC 100.00% (99.63)
UGINE & ALZ Carinox
Belgium
FC 100.00% (99.63)
Acesita
Brazil
EQ 38.94% (27.60)
Ugitech
France
FC 100.00% (99.63)
Imphy Ugine Précision
France
FC 100.00% (99.63)
Industeel France
France
FC 100.00% (99.62)
Industeel Belgium
Belgium
FC 100.00% (99.62)
ARBED
Luxembourg
FC 99.77% (99.75)
Usinor
France
FC 99.63% (99.63)
Arcelor Finance
Luxembourg
FC 100.00% (99.75)
Arcelor International
Luxembourg
FC 100.00% (99.75)
Arcelor USA Holding
United-States
FC 100.00% (99.63)
PUM Service Acier
France
FC 99.98% (99.61)
Laminados Velasco
Spain
FC 80.00% (79.62)
Aceralia Transformados
Spain
FC 100.00% (99.52)
Flat Carbon Steel
Long Carbon Steel
Stainless Steel
Distribution, Transformation, Trading + Other Activities

Percentage of shareholdings in % and consolidation rates in ()
Consolidation method : FC (fully consolidated), EQ (equity method)

Note 31 – Listing of Group companies

CONSOLIDATION SCOPE, AS AT DECEMBER 31, 2004

361 companies fully consolidated (in addition to Arcelor S.A.)
185 companies consolidated using the equity method

Company name	Consolidation method	Country	Percentage of capital held control (%)
Flat Carbon Steel sector			
Aceralia Planos sub-group comprising the following companies:			
• ACERALIA Corporación Siderúrgica SA, Gozón	Full consolidation	Spain	99.577610
• Acería Compacta de Bizkaia SA, Sestao	Full consolidation	Spain	80.004286
• Acb, Acr Decapado Aie, Sestao	Full consolidation	Spain	100.000000
• Aceralia Construcciones SL, Sestao	Full consolidation	Spain	100.000000
• Arcelor España SA, Madrid	Full consolidation	Spain	100.000000
• Cia Hispano-Brasileira de Pelotizacao SA, Vitoria	Equity method	Brazil	49.111101
• Ensilectric SA, Avilés	Equity method	Spain	40.000000
• Ferramentas e Accessorios Industriais Lda, Agueda	Equity method	Portugal	39.999864
• Instituto Técnico de la Estructura del Acero SL, San Sébastien	Equity method	Spain	69.750000
• Metalúrgica Asturiana SA, Mieres	Full consolidation	Spain	100.000000
• Tetracero SA, Gijón	Full consolidation	Spain	100.000000
Aceros URS SA, Viladecans	Equity method	Spain	45.024739
Apsl Onpn Participacoes SA, São Paulo	Full consolidation	Brazil	100.000000
Arcelor Acos Planos Brasil Ltda, São Paulo	Full consolidation	Brazil	100.000000
Arcelor FCS Commercial Deutschland GmbH, Köln	Full consolidation	Germany	100.000000
Arcelor FCS Commercial SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Packaging International SA, Puteaux	Full consolidation	France	99.999801
Arcelor Packaging International España SL, Gozón	Full consolidation	Spain	100.000000
Arcelor Packaging International Italia Srl, Canossa	Full consolidation	Italy	100.000000
Arcelor Planos Sagunto SL, Valencia	Full consolidation	Spain	99.999999
Arcelor Research SA, Puteaux	Full consolidation	France	99.779150
Borcelik Celik Sanyii Ticaret AS, Istanbul	Equity method	Turkey	40.466215
Bregal Bremer Galvanisierungs-GmbH, Bremen	Full consolidation	Germany	75.050000
Bre.M.A Warmwalz GmbH & Co KG, Bremen	Full consolidation	Germany	88.888889
Coils Lamiere Nastri Spa, Caselette, sub-group comprising 20 companies	Equity method	Italy	35.000000
Cockerill Mécanique Prestations SA, Seraing	Full consolidation	Belgium	100.000000
Cockerill Sambre SA, Seraing	Full consolidation	Belgium	100.000000
Comercial de Hojalata y Metales SA, San Adrian	Equity method	Spain	22.999561
Companhia Siderúrgica de Tubarão SA (CST) sub-group comprising the following companies:			
• Companhia Siderúrgica de Tubarão SA (CST), Serra	Full consolidation	Brazil	* 73.340000
• CST Corporation BV, Rotterdam	Full consolidation	The Netherlands	100.000000
• CST Overseas Ltd, Grand Cayman	Full consolidation	Cayman Islands	100.000000
• Skaden SA, Palmela	Full consolidation	Portugal	100.000000
Cortes y Aplanados Siderúrgicos SA, Barcelona	Full consolidation	Spain	100.000000
Daval SA, Puteaux	Full consolidation	France	100.000000
Decosteel NV, Geel	Full consolidation	Belgium	100.000000
Decosteel 2 NV, Gent	Full consolidation	Belgium	100.000000
Dermach SA, Barcelona	Full consolidation	Spain	100.000000
Eko Stahl GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Eurogal SA, Flémalle	Full consolidation	Belgium	100.000000
Ewald Giebel-Luxemburg GmbH, Dudelange	Equity method	Luxembourg	33.333333

** Detailed explanation - Note 3 Changes in consolidation scope.*

Company name	Consolidation method	Country	Percentage of capital held control (%)
Galtec NV, Gent	Full consolidation	Belgium	100.000000
Galvalange SARL, Dudelange	Full consolidation	Luxembourg	100.000000
Gestamp Automocion SL, Abadiano, sub-group comprising 58 companies	Equity method	Spain	35.000000
Gonvarri Industrial SA, Madrid, sub-group comprising 18 companies	Equity method	Spain	35.000000
Groupement de l'Industrie Sidérurgique SA, Puteaux	Full consolidation	France	99.999908
Holding Gonvarri Srl, Bilbao	Equity method	Spain	35.000000
La Magona sub-group comprising the following companies:			
• La Magona d'Italia Spa, Firenze	Full consolidation	Italy	99.791940
• Centro Acciai Rivestiti Srl, Piombino	Full consolidation	Italy	100.000000
• Magona International SA, Luxembourg	Full consolidation	Luxembourg	99.990000
• Societa Mezzi Portuali Piombino Spa, Piombino	Equity method	Italy	50.000000
• Tubisud Srl, Luogosano	Full consolidation	Italy	55.000000
Laminoir de Dudelange SA, Dudelange	Full consolidation	Luxembourg	100.000000
R.Bourgeois SA, Besançon	Equity method	France	29.996667
Siderúrgica del Mediterráneo SA, Puerto Sagunto	Full consolidation	Spain	100.000000
Sidmar NV, Gent	Full consolidation	Belgium	100.000000
Sidstahl NV, Gent	Full consolidation	Belgium	100.000000
Sikel NV, Genk	Full consolidation	Belgium	100.000000
Sol Coqueria Tubarão SA, Serra	Full consolidation	Brazil	99.000000
Solcan Fininvest sub-group comprising the following companies:			
• Solcan Fininvest Inc., Westmount	Full consolidation	Canada	100.000000
• Dosol Galva Inc., Hamilton	Equity method	Canada	20.000000
Sollac Ambalaj Celigi SA, Levent-Istanbul	Full consolidation	Turkey	74.999931
Sollac Atlantique SA, Puteaux	Full consolidation	France	99.999900
Sollac Lorraine SA, Puteaux	Full consolidation	France	99.999832
Sollac Méditerranée SA, Puteaux	Full consolidation	France	99.999867
Stahlwerke Bremen GmbH, Bremen	Full consolidation	Germany	100.000000
Tailor Steel America Llc, Holt	Full consolidation	United-States	70.602704
Tailored Blank Bremen GmbH & Co.KG, Bremen	Full consolidation	Germany	100.000000
Tailored Blank Eisenhüttenstadt GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Tailored Blank Genk NV, Genk	Full consolidation	Belgium	100.000000
Tailored Blank Lorraine SA, Uckange	Full consolidation	France	99.992126
Tailored Blank Zaragoza SA, Zaragoza	Full consolidation	Spain	100.000000
Tailored Blanks SA, Liège	Full consolidation	Belgium	100.000000
Toleries Delloye-Matthieu SA, Marchin	Full consolidation	Belgium	99.744737
Usinor Auto SA, Puteaux	Full consolidation	France	99.969510
Vega do Sul SA, Sao Francisco	Full consolidation	Brazil	99.999996
LONG CARBON STEEL SECTOR			
Aceralia Perfiles sub-group comprising the following companies:			
• Aceralia Perfiles SL, Madrid	Full consolidation	Spain	100.000000
• Aceralia Perfiles Bergara SA, Bergara	Full consolidation	Spain	100.000000
• Aceralia Perfiles Madrid SL, Madrid	Full consolidation	Spain	100.000000
• Aceralia Perfiles Olaberria SL, Olaberria	Full consolidation	Spain	100.000000
• Aceralia Perfiles U.K. Ltd, Rayleigh	Full consolidation	United Kingdom	100.000000
• Arcelor Long Commercial Bordeaux SA, Merignac	Full consolidation	France	97.800000
• Arcelor Long Commercial Torino Srl, Torino	Full consolidation	Italy	100.000000
• Aristrain Hispano Trade GmbH, Düsseldorf	Full consolidation	Germany	100.000000
• Fercome Trading SL, Valencia	Full consolidation	Spain	100.000000
• Ilsacer 2000 SL, Zaragoza	Equity method	Spain	50.000000
• Kramer & Sons Trading Co, Detroit	Equity method	United-States	50.000000
• Servicios Complementarios del Norte SL, Bilbao	Equity method	Spain	49.000000
• Sociedad Auxiliar del Puerto de Pasajes SA, Renteria	Equity method	Spain	50.000000
• Triturados Férricos SL, Madrid	Equity method	Spain	33.300000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Aceralia Redondos sub-group comprising the following companies:			
• Aceralia Redondos Comercial SA, Azpeitia	Full consolidation	Spain	100.000000
• Arcelor Alambron Zumárraga SA, Zumárraga	Full consolidation	Spain	100.000000
• Arcelor Barras Comercial SL, Azpeitia	Full consolidation	Spain	100.000000
• Arcelor Corrugados Azpeitia SL, Azpeitia	Full consolidation	Spain	100.000000
• Arcelor Corrugados Getafe SL, Getafe	Full consolidation	Spain	100.000000
• Arcelor Corrugados Lasao SA, Azpeitia	Full consolidation	Spain	100.000000
• Arcelor Laminados Zaragoza SA, Zaragoza	Full consolidation	Spain	100.000000
• Société Nationale de Sidérurgie SA, Al Hoceima	Equity method	Marocco	7.500000
Aquarius Holdings SA, Belo Horizonte	Full consolidation	Brazil	50.000000
Arbed-Finanz Deutschland GmbH, Saarbrücken	Full consolidation	Germany	100.000000
Arcelor Rails, Piles & Special Sections SARL, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Arcelor Sections Commercial SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Ares SA, Rodange	Full consolidation	Luxembourg	80.467895
Asbm SARL, Luxembourg	Full consolidation	Luxembourg	100.000000
Belgo-Mineira sub-group comprising the following companies:			
• Companhia Siderúrgica Belgo-Mineira SA, Belo Horizonte	Full consolidation	Brazil	60.599059
• Acindar Industria Argentina de Aceros SA, Buenos Aires	Full consolidation	Argentina	72.680000
• Belgo Bekaert Arames SA, Contagem	Full consolidation	Brazil	55.000000
• Belgo Bekaert Nordeste SA, Feira de Santana	Full consolidation	Brazil	99.997872
• Belgo-Mineira Participacão Indústria e Comércio SA, Juiz de Fora	Full consolidation	Brazil	99.984460
• Belgo Siderurgia SA, Belo Horizonte	Full consolidation	Brazil	99.997875
• Belgo-Mineira Uruguay SA, Montevideo	Full consolidation	Uruguay	100.000000
• BelgoPar Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
• Bemex International Ltd, Hamilton	Full consolidation	Bermuda	100.000000
• Bmb Belgo-Mineira Bekaert Artefatos de Arame Ltda, Vespasiano	Full consolidation	Brazil	55.499970
• Bmf Belgo-Mineira Fomento Mercantil Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
• Caf Santa Bárbara Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
• Cimaf Cabos SA, São Paulo	Equity method	Brazil	50.000000
• Procables SA, Lima	Equity method	Peru	47.739239
• Productos de Acero SA, Santiago	Equity method	Chili	50.000000
• Usina Hidrelétrica Guilman-Amorim SA, Belo Horizonte	Equity method	Brazil	51.000000
• Wire Rope Industries SA, Montréal	Equity method	Canada	50.000000
LME Laminés Marchands Européens SA, Trith Saint Léger, sub-group comprising 3 companies	Equity method	France	33.999260
MecanArbed Dommeldange SARL, Luxembourg	Full consolidation	Luxembourg	100.000000
Newco SARL, Luxembourg	Full consolidation	Luxembourg	100.000000
Newco SARL & Cie Secs, Luxembourg	Full consolidation	Luxembourg	100.000000
ProfilArbed SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Redalsa SA, Valladolid	Equity method	Spain	26.000000
San zeno acciai - Duferco Spa, San Zeno Naviglio	Equity method	Italy	49.900001
Socabel (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Socadi (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Société du Train Universel de Longwy SA, Herserange	Full consolidation	France	99.999993
Stahlwerk Thüringen GmbH, Unterwellenborn	Full consolidation	Germany	100.000000
Travi e Profilati di Pallanzeno Spa, Pallanzeno	Full consolidation	Italy	100.000000
TrefilArbed Arkansas Inc, Pine Bluff	Full consolidation	United-States	62.962963
TrefilArbed Bettembourg SA, Dudelange	Full consolidation	Luxembourg	100.000000
TrefilArbed Bissen SA, Bissen	Full consolidation	Luxembourg	100.000000
TrefilArbed Cheb Sro, Jesenice u Chebu	Full consolidation	Czech Republic	80.000000
TrefilArbed Hungary Kft, Szentgotthard	Full consolidation	Hungary	100.000000
TrefilArbed Kiswire Ltd, Kyung-Nam	Equity method	South Korea	50.000000
TrefilArbed Stahlcord Austria AG, Fürstenfeld	Full consolidation	Austria	96.502722

Company name	Consolidation method	Country	Percentage of capital held control (%)
STAINLESS STEEL SECTOR			
Acesita SA, Belo Horizonte sub-group comprising 11 companies	Equity method	Brazil	38.938262
AL-Fin NV, Genk	Full consolidation	Belgium	99.996377
Alinox Srl, Aosta	Full consolidation	Italy	100.000000
Arcelor Stainless International SA, Puteaux	Full consolidation	France	99.997909
Haven Genk NV, Genk	Full consolidation	Belgium	50.000000
Imphy Alloys SA, Puteaux	Full consolidation	France	99.999829
Imphy Alloys Nevada sub-group comprising the following companies:			
• Imphy Alloys Nevada Inc., New York	Full consolidation	United-States	100.000000
• Hood and Company Inc., Hambourg	Full consolidation	United-States	100.000000
• IAI Holding Inc., New York	Full consolidation	United-States	100.000000
• Metalimphy Alloys Corp, Collegeville	Full consolidation	United-States	100.000000
• Rahns Speciality Metals Inc., Collegeville	Full consolidation	United-States	100.000000
Imphy Ugine Précision SA, Puteaux	Full consolidation	France	99.999916
Industeel Belgium sub-group comprising the following companies:			
• Industeel Belgium SA, Charleroi	Full consolidation	Belgium	100.000000
• Aval Metal Center SA, Charleroi	Full consolidation	Belgium	100.000000
• Charleroi Déroulage SA, Charleroi	Full consolidation	Belgium	100.000000
Industeel France sub-group comprising the following companies:			
• Industeel France SA, Puteaux	Full consolidation	France	99.999400
• Industeel Creusot Sas, Puteaux	Full consolidation	France	100.000000
• Industeel Loire Sas, Puteaux	Full consolidation	France	100.000000
• Creusot Métal SA, Puteaux	Full consolidation	France	99.999167
July Products Llc sub-group comprising the following companies:			
• July Products Llc, Coraopolis	Full consolidation	United-States	100.000000
• J&L Speciality Steel International Sales Corp, Christiansted	Full consolidation	United-States	100.000000
• Midland Terminal Company Corp, Midland	Full consolidation	United-States	100.000000
La Meusienne Italia Srl, Milano	Full consolidation	Italy	100.000000
Longtain Aciers Spéciaux et Inoxydables SA, Strepy-Bracquegnies	Full consolidation	Belgium	100.000000
Matthey et Cie SA, Apples	Full consolidation	Switzerland	100.000000
Matthey France Sas, Ancerville	Full consolidation	France	100.000000
Matthey Holding SA, Fribourg	Full consolidation	Switzerland	100.000000
Matthey US Inc., Detroit	Full consolidation	United-States	100.000000
Mecagis SA, Puteaux	Full consolidation	France	100.000000
RCC & Weha sub-group comprising the following companies:			
• RCC & Weha GmbH, Erkrath	Full consolidation	Germany	100.000000
• UGINE & ALZ Deutschland GmbH, Erkrath	Full consolidation	Germany	100.000000
Société Meusienne de Constructions Mécaniques SA, Ancerville	Full consolidation	France	99.910716
Société Savoisienne de Métaux SA, Annecy	Full consolidation	France	100.000000
Sprint Metal Edelstahlziehereien GmbH, Hemer	Full consolidation	Germany	100.000000
Techalloy Company Inc., Mahwah	Full consolidation	United-States	100.000000
Trafilerie Bedini Srl, Peschiera Borromeo	Full consolidation	Italy	100.000000
Trefilados Inoxidables de Mexico SA, Huamantla	Full consolidation	Mexico	100.000000
Ugine & Alz SA, Puteaux	Full consolidation	France	99.851852
Ugine & Alz Belgium NV, Genk	Full consolidation	Belgium	100.000000
Ugine & Alz Benelux Service NV, Genk	Full consolidation	Belgium	100.000000
Ugine & Alz Carinox SA, Châtelet	Full consolidation	Belgium	100.000000
Ugine & Alz France SA, Puteaux	Full consolidation	France	99.999978
Ugine & Alz France Service SA, Gonesse	Full consolidation	France	100.000000
Ugine & Alz Iberica SA, Viladecans	Full consolidation	Spain	99.999480
Ugine & Alz Italia Srl, Milano	Full consolidation	Italy	100.000000
Ugine & Alz Luxembourg SA, Rodange	Full consolidation	Luxembourg	100.000000
Ugine Savoie Rostfrei GmbH, Renningen	Full consolidation	Germany	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Ugine Stainless & Alloys Inc., Doylestown	Full consolidation	United-States	100.000000
Uginox Sanayi ve Ticaret AS, Gebze Kocaeli	Full consolidation	Turkey	65.000000
Ugitech SA, Ugine	Full consolidation	France	99.999948
Usi Holding Inc.Corp, Carson City	Full consolidation	United-States	100.000000
DISTRIBUTION, PROCESSING AND TRADING SECTOR			
Aceralia Construcción Obras Srl, Berrioplano	Full consolidation	Spain	100.000000
Aceralia Distribucíon sub-group comprising the following companies:			
• Aceralia Distribucíon SL, Madrid	Full consolidation	Spain	100.000000
• Arcelor Distribución Valencia SA, Valencia	Full consolidation	Spain	100.000000
• Lusitana de Distribuçao Siderúrgica Lda, Ribatejo	Full consolidation	Portugal	100.000000
• Perfiles Especiales SA, Pamplona	Equity method	Spain	100.000000
Aceralia Transformados sub-group comprising the following companies:			
• Aceralia Transformados SA, Pamplona	Full consolidation	Spain	100.000000
• Aceralia Color Acero SL, Pamplona	Full consolidation	Spain	100.000000
• Ach Paneles AIE, Azuqueca de Henares	Equity method	Spain	40.000000
Arbed Americas sub-group comprising the following companies:			
• Arbed Americas Llc, New York	Full consolidation	United-States	100.000000
• Arcelor International Mexico SA, Queretaro	Equity method	Mexico	100.000000
• Arcelor Tradind USA Llc, New York	Full consolidation	United-States	100.000000
Arbed Damwand België NV, Overpelt	Full consolidation	Belgium	100.000000
Arbed Damwand Nederland BV, Moerdijk	Full consolidation	The Netherlands	100.000000
Arcelor Bauteile GmbH, Kreuztal-Eichen	Full consolidation	Germany	100.000000
Arcelor Construcción España SL, Berrioplano	Full consolidation	Spain	100.000000
Arcelor Construction France SA, Haironville	Full consolidation	France	99.999216
Arcelor International SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor International America Llc, New York	Full consolidation	United-States	100.000000
Arcelor International Antwerp SA, Antwerpen	Full consolidation	Belgium	99.900000
Arcelor International Canada Inc., Westmount	Full consolidation	Canada	100.000000
Arcelor International Export SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arbed Americas sub-group comprising the following companies:			
• Arcelor International Singapore Ltd, Singapore	Full consolidation	Singapore	100.000000
• Arcelor International Malaysia Sdn. Bhd., Kuala Lumpur	Full consolidation	Malaysia	100.000000
Arcelor Négoce Distribution Sas, Reims	Full consolidation	France	100.000000
Arcelor Profil SA, Yutz	Full consolidation	France	99.900000
Arcelor Projects SARL, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Projects International BV, Rotterdam	Full consolidation	The Netherlands	100.000000
Arcelor Stahlhandel GmbH, Ratingen	Full consolidation	Germany	100.000000
Arcelor Stahlhandel Holding GmbH, Ratingen	Full consolidation	Germany	100.000000
Ask Mac Gowan Ltd, Halesowen	Full consolidation	United Kingdom	90.000000
Asturiana de Perfiles SA, Langreo	Full consolidation	Spain	67.645946
Avis Steel UK Ltd, Manchester	Full consolidation	United Kingdom	92.500000
Baechler SA, Thionville	Full consolidation	France	100.000000
Berton Sicard Produits Métallurgiques SA, Avignon	Full consolidation	France	100.000000
Chaillous SA, Nantes	Full consolidation	France	100.000000
Cima SA, Bertrichamps	Full consolidation	France	100.000000
Cisatol SA, Montataire	Full consolidation	France	99.999603
Cockerill Stahl Service GmbH, Essen	Full consolidation	Germany	100.000000
Cofrastra SA, Fribourg	Full consolidation	Switzerland	100.000000
Color Profil NV, Geel	Full consolidation	Belgium	100.000000
Comptoir Métallurgique du Littoral SA, Nice	Full consolidation	France	100.000000
Arcelor International Singapore sub-group comprising the following companies:			
• Contisteel (Holdings) Ltd, Andover	Full consolidation	United Kingdom	100.000000
• Contisteel (Southern) Ltd, Andover	Full consolidation	United Kingdom	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
• Contisteel Ltd, Andover	Full consolidation	United Kingdom	100.000000
D.T.T. Purchasing Sas, Reims	Full consolidation	France	100.000000
Delta Zinc SA, Saint Jorioz	Full consolidation	France	100.000000
Dikema & Chabot Holding BV, Rotterdam	Full consolidation	The Netherlands	100.000000
Dikema Staal Nederland BV, Rotterdam	Full consolidation	The Netherlands	100.000000
Disteel NV, Machelen	Full consolidation	Belgium	100.000000
Disteel Cold NV, Machelen	Full consolidation	Belgium	100.000000
Europese Staal Prefabricatie NV, Geel	Full consolidation	Belgium	99.999911
Établissement Alfred André SA, Harfleur	Full consolidation	France	100.000000
Établissements Jean Letierce et Cie, Bolbec	Full consolidation	France	100.000000
Etilam SA, Saint-Dizier	Full consolidation	France	99.388333
Eucosider Commercial SA, Pétange	Full consolidation	Luxembourg	100.000000
Eurinter France SA, Reims	Full consolidation	France	100.000000
Eurinter Svenska AB, Karlstad	Full consolidation	Sweden	100.000000
Fermatec SA, Nîmes	Full consolidation	France	100.000000
Ferrometalli-Safem Spa, Milano	Full consolidation	Italy	96.446073
Flachform Stahl GmbH, Schwerte	Full consolidation	Germany	100.000000
Galva Service SA, Douzy	Full consolidation	France	99.998383
Guillot SA, Poitiers	Full consolidation	France	50.000000
Haironville Metal Profil SA, Herstal	Full consolidation	Belgium	100.000000
Haironville Portugal SA, Cartaxo	Full consolidation	Portugal	99.988462
Haironville UK Ltd, St Helens	Full consolidation	United Kingdom	100.000000
Haironville Tac Ltd, St Helens	Full consolidation	United Kingdom	100.000000
Jean Guille SA, Thionville	Full consolidation	France	49.997500
Konti Steel Hellas SA, Magnissia	Full consolidation	Greece	100.000000
Contisteel sub-group comprising the following companies:			
• Laminados Velasco SL, Basauri	Full consolidation	Spain	80.002547
• Arcelor Distribución Murcia SA, San Ginés	Full consolidation	Spain	100.000000
• Arcelor Distribución Valladolid SA, Valladolid	Full consolidation	Spain	100.000000
• Arcelor Distribución Vigo SA, Porriño	Full consolidation	Spain	100.000000
• Auxiliar Laminadora Alavesa SA, Olaeta	Full consolidation	Spain	100.000000
• Calibrados Pradera SA, Miravalles	Equity method	Spain	50.000000
• Cántabra de Laminados Velasco SA, Santander	Full consolidation	Spain	100.000000
• Castellana de Laminados Velasco SA, Burgos	Full consolidation	Spain	100.000000
• Elaborados y Construcción SA, Getafe	Full consolidation	Spain	100.000000
• Ferronia SA, Andoain	Full consolidation	Spain	100.000000
• Grupo Velasco Desarrollo SL, Basauri	Full consolidation	Spain	100.000000
• Industrias Zarra SA, Galdacano	Equity method	Spain	25.000000
• Laminados Canarias SA, Telde	Full consolidation	Spain	100.000000
• Laminados Comavesa SA, Getafe	Full consolidation	Spain	100.000000
• Laminados Gonvelsa SL, Llanera	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Arbizu SA, Arbizu	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Duero SA, Aranda de Duero	Full consolidation	Spain	90.000000
• Laminados Siderúrgicos La Coruña SA, Arteixo	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Miranda SA, Miranda de Ebro	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Orense SA, San Ciprian de Viñas	Full consolidation	Spain	90.000000
• Laminados Siderúrgicos Sampol SL, Palma de Mallorca	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Sevilla SA, Alcalá de Guadaira	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Toledo SA, Villaluenga de la Sagra	Full consolidation	Spain	100.000000
• Laminados Siderúrgicos Vitoria SA, Vitoria	Full consolidation	Spain	100.000000
• SA Productos Empresas Metalúrgicas, Salvatierra	Full consolidation	Spain	100.000000
• Servicio del Acero SA, Basauri	Full consolidation	Spain	100.000000
• Tremad SA, Icazteguieta	Full consolidation	Spain	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
• Tubos y Decapados SA, Basauri	Full consolidation	Spain	100.000000
Laserflash SA, Eupen	Full consolidation	Belgium	100.000000
Lille Aciers SA, Lomme	Full consolidation	France	100.000000
Megaço Jma Comercio Siderúrgico Ltda, Palmela	Equity method	Portugal	38.666500
Mirouze Novacier SA, Toulouse	Full consolidation	France	100.000000
Monteferro Stahl Service GmbH, Leichlingen	Full consolidation	Germany	100.000000
Mosacier SA, Liège	Full consolidation	Belgium	100.000000
Plaques et Découpes France SA, Reims	Full consolidation	France	99.998933
Perry Willenhall Steel Service Centres Ltd, Willenhall	Full consolidation	United Kingdom	100.000000
Produits d'Usines Métallurgiques Pum-Station Service Acier SA, Reims	Full consolidation	France	99.983629
Produits Métallurgiques de l'Orléanais Sas, Ingre	Full consolidation	France	100.000000
Produits Métallurgiques des Ardennes SA, Donchery	Full consolidation	France	100.000000
Produits Métallurgiques du Sud-Ouest SA, Langon	Full consolidation	France	100.000000
Produits Sidérurgiques de la Moselle SA, Yutz	Full consolidation	France	100.000000
ProfilArbed Distribution SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
ProfilArbed Distribution Exploitation Luxembourg SA, Differdange	Full consolidation	Luxembourg	100.000000
ProfilArbed Distribution Luxembourg SA, Pétange	Full consolidation	Luxembourg	100.000000
Laminados Velasco sub-group comprising the following companies:			
• ProfilArbed Staalhandel BV, Born	Full consolidation	The Netherlands	100.000000
• AND-Steel NV, Schoten	Full consolidation	Belgium	100.000000
• Borotrans Born BV, Born	Full consolidation	The Netherlands	100.000000
• Bouwstaal Nederland BV, Born	Full consolidation	The Netherlands	100.000000
• Demanet-Cassart Aciers SA, Seneffe	Full consolidation	Belgium	100.000000
• Leduc Trading NV, Schoten	Full consolidation	Belgium	100.000000
• Limbustaal BV, Meersen	Full consolidation	The Netherlands	100.000000
• Lommaert Walserijprodukten BV, Born	Full consolidation	The Netherlands	100.000000
• Lommaert/Montan Wapeningsstaal BV, Nijmegen	Full consolidation	The Netherlands	100.000000
• Montan Staal BV, Den Haag	Full consolidation	The Netherlands	100.000000
• ProfilArbed Staalhandel Nederland BV, Born	Full consolidation	The Netherlands	100.000000
• Steelexpress NV, Schoten	Full consolidation	Belgium	100.000000
Profilsteel SA, Bouffioulx	Full consolidation	Belgium	100.000000
Pum Paris-Normandie SA, Bonneuil sur Marne	Full consolidation	France	100.000000
Pum Sud Est Sas, Lyon	Full consolidation	France	100.000000
Pum Steel Service Centre Sas, Reims	Full consolidation	France	100.000000
Ravené Schäfer GmbH, Halle	Full consolidation	Germany	100.000000
SA Lardier et compagnie, Blois	Full consolidation	France	100.000000
Sar Stahlservice GmbH, Neuwied	Full consolidation	Germany	100.000000
Savoie Métal SA, Saint Jorioz	Full consolidation	France	100.000000
Sirus Ssc, Saint Ouen l'Aumône	Full consolidation	France	100.000000
Skyline Steel sub-group comprising the following companies:			
• Skyline Steel Llc, Parsippany	Full consolidation	United-States	100.000000
• Arkansas Steel Processing Llc, Armoral	Full consolidation	United-States	100.000000
• Arkansas Steel Processing Llc, Bessemer	Full consolidation	United-States	100.000000
• Associated Pile and Fitting Llc, Clifton	Full consolidation	United-States	100.000000
• Casteel Llc, Belpre	Full consolidation	United-States	100.000000
• Midwest Steel & Tube Llc, Chicago	Full consolidation	United-States	100.000000
• PA Pipe Llc, Camp Hill	Full consolidation	United-States	100.000000
• Sheeting Solutions Llc, Belpre	Full consolidation	United-States	100.000000
• Skyline (Php) Canada Ltd, Saint-Bruno	Full consolidation	Canada	100.000000
• Skyline Canada Holding Inc., Montréal	Full consolidation	Canada	100.000000
Slpm SA, Saint Ouen l'Aumône	Full consolidation	France	100.000000
Société Belge d'Oxycoupage SA, Liège	Full consolidation	Belgium	100.000000
Société de transports de produits d'usines Métallurgiques SA, Reims	Full consolidation	France	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Société Industrielle Métallurgique et d'entreprise SA, La Chapelle Saint Luc	Full consolidation	France	100.000000
Sotracier SA, Pontcharra	Full consolidation	France	99.997500
Sotracier Pontoise Sas, Saint Ouen l'Aumône	Full consolidation	France	100.000000
Sps Altensteig Stahl-Service-Center GmbH, Altensteig-Waldorf	Full consolidation	Germany	100.000000
Sps Lichtenstein Stahl-Service-Center GmbH, Lichtentein	Full consolidation	Germany	100.000000
Srw-Sps Verwaltungs GmbH, Altensteig Waldorf	Full consolidation	Germany	100.000000
Station-service Acier Lopez Sas, Valence	Full consolidation	France	100.000000
Südband Stahl-Service GmbH, Ludwigshafen	Full consolidation	Germany	100.000000
Traxys SA, Bertrange sub-group comprising 14 companies	Equity method	Luxembourg	50.000000
Upac Sas, Saint Ouen l'Aumône	Full consolidation	France	100.000000
Usinor Stal Serwis Spzoo, Bytom	Full consolidation	Poland	100.000000
Welbeck Steel Service Centre Ltd, Barking	Full consolidation	United Kingdom	100.000000
OTHER ACTIVITIES SECTOR			
Arcelor SA, Luxembourg		Luxembourg	
Aceralia Constructalia SL, Pamplona	Full consolidation	Spain	100.000000
Aceralia Steel Trading BV, Amsterdam	Full consolidation	The Netherlands	100.000000
Ais Finance (Groupe Arbed) Snc, Luxembourg	Full consolidation	Luxembourg	100.000000
Arbed SA, Luxembourg	Full consolidation	Luxembourg	99.773651
Arbed Investments SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arbed Investment Services SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Finance and Services Belgium SA, Bruxelles	Full consolidation	Belgium	100.000000
Arcelor Finance Sca, Luxembourg	Full consolidation	Luxembourg	99.999998
Arcelor Finanziara Srl, Piombino	Full consolidation	Italy	100.000000
Arcelor Germany Holding GmbH, Düsseldorf	Full consolidation	Germany	100.000000
Arcelor Holding SARL, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Italy Holding Srl, Piombino	Full consolidation	Italy	100.000000
Arcelor Netherlands BV, Amsterdam	Full consolidation	The Netherlands	100.000000
Arcelor Persebras SL, Olaberria	Full consolidation	Spain	100.000000
Arcelor Purchasing Sas, Puteaux	Full consolidation	France	100.000000
Arcelor Spain Holding SA, Barcelona	Full consolidation	Spain	100.000000
Arcelor Treasury Snc, Puteaux	Full consolidation	France	100.000000
Arcelor USA Holding Inc., New York	Full consolidation	United-States	100.000000
Aster SA, Puteaux	Full consolidation	France	100.000000
Atic Services SA, Paris, sub-group comprising 13 companies	Equity method	France	43.461528
Bail Industrie SA, Hayange	Full consolidation	France	99.999646
Cfl Canada Investment Inc., Granby	Full consolidation	Canada	100.000000
Circuit Foil America Secs, Granby	Full consolidation	Canada	100.000000
Circuit Foil Luxembourg SARL, Wiltz	Full consolidation	Luxembourg	76.910010
Circuit Foil Service SA, Weidingen/Wiltz	Equity method	Luxembourg	49.000000
Cockerill Forges and Ringmill SA, Seraing	Full consolidation	Belgium	100.000000
Daf Group NV, Gent	Full consolidation	Belgium	50.000000
Dhs-Dillinger Hütte Saarstahl AG, Dillingen, sub-group comprising 13 companies	Equity method	Germany	51.250000
Esperbras SL, Olaberria	Full consolidation	Spain	100.000000
Finindus NV, Bruxelles	Full consolidation	Belgium	50.000000
Foil Coatings Luxembourg - FCL Gie, Wiltz	Equity method	Luxembourg	100.000000
G.Fer Snc, Puteaux	Full consolidation	France	100.000000
Groupement Immobilier Scrl, Bruxelles	Full consolidation	Belgium	100.000000
Immobilière Schlassgoart (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Imphy SA, Puteaux	Full consolidation	France	99.999702
InvestAR SARL, Luxembourg	Equity method	Luxembourg	50.000000
Paul Wurth SA, Luxembourg	Full consolidation	Luxembourg	48.092003
Seridev SA, Puteaux	Full consolidation	France	99.400000
Sidarfin NV, Gent	Full consolidation	Belgium	99.999979

Company name	Consolidation method	Country	Percentage of capital held control (%)
Sidarsteel NV, Gent	Full consolidation	Belgium	100.000000
Sidmar Finance (Groupe Arbed) SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Sodisid SA, Courbevoie	Full consolidation	France	99.998800
Sofinus SA, Puteaux	Full consolidation	France	99.999856
Sogepass SA, Hayange	Full consolidation	France	99.999745
Sollac Verwaltung GmbH, Stuttgart	Full consolidation	Germany	100.000000
Somef SA, Liège	Full consolidation	Belgium	100.000000
Soteg Société de Transport de Gaz SA, Luxembourg	*Equity method*	*Luxembourg*	*20.000000*
Sotel SC, Esch s/Alzette	Full consolidation	Luxembourg	75.000000
Sotel Réseau et Cie Secs, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Tixis Sytems Sas, Puteaux	Full consolidation	France	100.000000
Tixis Systems Belgium SA, Flémalle	Full consolidation	Belgium	100.000000
Tixis Technologies Sas, Puteaux	Full consolidation	France	100.000000
USINOR SA, Puteaux	Full consolidation	France	99.625368
Usinor Belgium SA, Seraing	Full consolidation	Belgium	100.000000
Usinor Imports & Trading SA, Puteaux	Full consolidation	France	100.000000
Victoria Bay Overseas Spain SL, Gozón	Full consolidation	Spain	100.000000
Victoria Steel Overseas Ltd, Gozón	Full consolidation	Spain	100.000000

Entreprises non comprises dans la consolidation

Company name	Country	Percentage of capital held control (%)
1) NON-CONSOLIDATED SUBSIDIARIES (356 COMPANIES)		
Abc BV, Nijmegen	The Netherlands	100.000000
Acdo Llc, New York	United-States	100.000000
Aciers Solcan Inc., Burlinton	Canada	100.000000
Acindar Belgo-Mineira Exports SA, Buenos Aires	Argentina	100.000000
Acindar do Brasil Ltda, São Paulo	Brazil	100.000000
Acindar Uruguay Indústria Argentina de Aceros SA, Montevideo	Uruguay	100.000000
Agifep, Arbed Group Investors for Electronic Purchasing SA, Luxembourg	Luxembourg	100.000000
Agifesa, Arbed Group Investors for Electronic Sales SA, Luxembourg	Luxembourg	100.000000
Agrinsa - Agro Industrial SA, La Rioja	Argentina	100.000000
Airdix SA, Luxembourg	Luxembourg	100.000000
Alpha Profil SA, Paris	France	99.760000
Arbed Building Concepts SA, in process of business discontinuance, Differdange	Luxembourg	100.000000
Arc-Air SA, Luxembourg	Luxembourg	100.000000
Arcelor Acelkereskedelmi Kft, Kecskemét	Hungary	99.967208
Arcelor Assekuranz Vermittlungs-GmbH, in process of business discontinuance, Bremen	Germany	100.000000
Arcelor Auto Argentina SA, Buenos Aires	Argentina	99.996078
Arcelor Auto Brasil Ltda, São Paulo	Brazil	99.999882
Arcelor Consultants SA, Puteaux	France	99.813333
Arcelor Distribuce - CZ Sro, Praha	Czech Republic	100.000000
Arcelor Distribúcia Slovensko Sro, Kosice	Slovakia	100.000000
Arcelor Distribucija Doo, Sarajevo	Croatia	100.000000
Arcelor Distribucija Doo, Beograde	Serbia & Montenegro	100.000000
Arcelor Distribucion Barcelona SL, Parets del Valles	Spain	100.000000
Arcelor Distributie Srl, Pantelimon	Romania	100.000000
Arcelor Distribution Bulgaria Eood, Sofia	Bulgaria	100.000000
Arcelor Dystrybucja Polska Spzoo, Katowice	Poland	100.000000
Arcelor FCS Celik Ticaret AS, Istanbul	Turkey	99.998400
Arcelor FCS Commercial Austria GmbH, Steyr	Austria	100.000000
Arcelor FCS Commercial Belgium SA, Bruxelles	Belgium	99.960000
Arcelor FCS Commercial Central and Eastern Europe GmbH, Berlin	Germany	100.000000
Arcelor FCS Commercial CZ Sro, Praha	Czech Republic	100.000000
Arcelor FCS Commercial Denmark A/S, Kobenhavn	Denmark	100.000000
Arcelor FCS Commercial Finland OY, Helsinki	Finland	100.000000
Arcelor FCS Commercial France SA, Puteaux	France	99.949999
Arcelor FCS Commercial Greece Llc, Kifissia	Greece	99.666667
Arcelor FCS Commercial Hungary Kft, Budapest	Hungary	100.000000
Arcelor FCS Commercial Iberica SL, Madrid	Spain	99.999999
Arcelor FCS Commercial Italia Srl, Milano	Italy	100.000000
Arcelor FCS Commercial Luxembourg SA, Dudelange	Luxembourg	100.000000
Arcelor FCS Commercial Netherlands BV, Rotterdam	The Netherlands	100.000000
Arcelor FCS Commercial Norway AS, Oslo	Norway	100.000000
Arcelor FCS Commercial Poland Spzoo, Poznan	Poland	100.000000
Arcelor FCS Commercial Portugal SL, Cascais	Portugal	100.000000
Arcelor FCS Commercial Schweiz AG, Zürich	Switzerland	99.950000
Arcelor FCS Commercial Sweden AK, Goteborg	Sweden	100.000000
Arcelor FCS Commercial UK Ltd, Birmingham	United Kingdom	100.000000
Arcelor Germany Services GmbH, Berlin	Germany	100.000000
Arcelor Grundstücksverwaltung Thüringen GmbH, Ratingen	Germany	100.000000
Arcelor Inoxidables de Mexico SA, Mexico DF	Mexico	99.999971
Arcelor Insurance Belgium NV, Gent	Belgium	100.000000

Company name	Country	Percentage of capital held control (%)
Arcelor Insurance Consultants SA, Luxembourg	Luxembourg	100.000000
Arcelor International Africa SA, Casablanca	Marocco	99.966102
Arcelor International Baltics OÜ, Tallinn	Estonia	100.000000
Arcelor International Celik Dis Ticaret AS, Istanbul	Turkey	99.753086
Arcelor International Norway AS, Oslo	Norway	100.000000
Arcelor International (Proprietary) Ltd, Sandton	South Africa	100.000000
Arcelor Long Commercial Austria GmbH, Salzburg	Austria	100.000000
Arcelor Long Commercial Benelux BV, Rotterdam	The Netherlands	100.000000
Arcelor Long Commercial Denmark AS, Kobenhavn	Denmark	100.000000
Arcelor Long Commercial Norway AS, Oslo	Norway	100.000000
Arcelor Long Commercial Polska Spzoo, Katowice	Poland	100.000000
Arcelor Long Commercial Schweiz AG, Basel	Switzerland	100.000000
Arcelor Long Commercial Sweden AB, Stockholm	Sweden	100.000000
Arcelor Metal Endüstri Ve Ticaret AS, Istanbul	Turkey	100.000000
Arcelor Négoce Distribution - Europe Est SA, Luxembourg	Luxembourg	100.000000
Arcelor Négoce Distribution China Holding Ltd, Wanchai	China	100.000000
Arcelor Packaging International Belgium SA, Sint-Niklaas	Belgium	100.000000
Arcelor Projects Pte Ltd, Singapore	Singapore	90.000000
Arcelor Rebar Commercial Deutschland GmbH, Waldems-Bermbach	Germany	100.000000
Arcelor Rebar Commercial SA, Differdange	Luxembourg	100.000000
Arcelor RPS Italia Srl, Torino	Italy	100.000000
Arcelor RPS UK Ltd, Solihull	United Kingdom	100.000000
Arcelor Salesco SARL, Luxembourg	Luxembourg	100.000000
Arcelor Sections Commercial Austria GmbH, Salzburg	Austria	100.000000
Arcelor Sections Commercial Deutschland GmbH, Köln	Germany	100.000000
Arcelor Sections Commercial France SA, Puteaux	France	99.990000
Arcelor Sections Commercial Italia Srl, Torino	Italy	100.000000
Arcelor Sections Commercial UK Ltd, Birmingham	United Kingdom	100.000000
Arcelor Slovakia Ssc, Bratislava	Slovakia	100.000000
Arcelor Stainless (China) Company Ltd, Tsim Sha Tsuil	China	99.900000
Arcelor Stainless Australia Pty Ltd, Southport	Australia	100.000000
Arcelor Stainless Canada Inc., Westmount	Canada	100.000000
Arcelor Stainless Processing Llc, Troy	United-States	100.000000
Arcelor Stainless Singapore Pte Ltd, Singapore	Singapore	100.000000
Arcelor Stainless USA Inc., New York	United-States	100.000000
Arcelor Trading Luxembourg SA, Luxembourg	Luxembourg	100.000000
Arceo SA, Flémalle	Belgium	65.163934
Arceval SA, Bruxelles	Belgium	100.000000
Armar Prestacão de Servicos Ltda, São Paulo	Brazil	99.999996
Armasteel SA, Wavre	Belgium	100.000000
Armatures SA, Pontpierre	Luxembourg	100.000000
A.S. Build SA, Liège	Belgium	100.000000
A.S.C.Praha Spo.r.o., Praha	Czech Republic	100.000000
Association Coopérative Zélandaise de Carbonisation BV, in liquidation, Terneuzen	The Netherlands	100.000000
Assuraciers Snc, Puteaux	France	100.000000
Aster Finances Snc, Puteaux	France	100.000000
A'Tol Sas, La Ravoire	France	100.000000
Belegings-Maatschappij Almafund BV, Rotterdam	The Netherlands	100.000000
Belgo Trade SA, Luxembourg	Luxembourg	100.000000
Bemex Belgo-Mineira Comercial Exportadora SA, Belo Horizonte	Brazil	100.000000
Berry Fer Sas, Vierzon	France	100.000000
Betonijzer Buigcentrale Limburg BV, Born	The Netherlands	100.000000
Blahove BV, Amsterdam	The Netherlands	97.500000

Company name	Country	Percentage of capital held control (%)
Bme Belgo-Mineira Engenharia Ltda, Belo Horizonte	Brazil	100.000000
Bms Belgo-Mineira Sistemas SA, Belo Horizonte	*Brazil*	*100.000000*
Bometal NV, Mechelen	Belgium	100.000000
Bre.M.A Warmwalz GmbH, Bremen	Germany	100.000000
C3S SARL, Puteaux	France	100.000000
C.S.T.R. Sas, Reims	France	100.000000
Caen Métaux Sas, Mondeville	France	100.000000
Calimco BV, Born	The Netherlands	100.000000
Central Pedro de Mendoza SA, in liquidation, Buenos Aires	Argentina	86.399990
Centre Auvergne Pliage Sas, Saint-Étienne	France	100.000000
Cepi Services SA, Flémalle	Belgium	100.000000
Cfa Management Inc., Montréal	Canada	100.000000
Changzhou Uginox Products Company Ltd, Jiang Su	China	90.000000
Circuit Foil Asia Pacific (Hongkong) Ltd, Kwai Chung	China	75.000000
Circuit Foil Engineering SARL, Weidingen/Wiltz	Luxembourg	100.000000
Circuit Foil Trading USA Inc., Glenside	United-States	100.000000
Circuit Foil UK Ltd, Silloth Carlisle	United Kingdom	100.000000
Cofralux SA, Differdange	Luxembourg	100.000000
Cogeaf NV, Schoten	Belgium	95.930000
Color Profil GmbH, Munchen	Germany	100.000000
Comercial Bagual Ltda, Santiago	*Chili*	*100.000000*
Considar do Brasil Ltda, Belo Horizonte	Brazil	100.000000
Considar Far East Ltd, in liquidation, Hong Kong	China	50.000000
Cordelia SA, Puteaux	France	99.998000
Corea SA, Senningerberg	Luxembourg	100.000000
Corporations Efficency Growth Through Information Systems Scrl, Ougrée	Belgium	88.744589
Crois-sens Scrl, Ougrée	Belgium	99.733333
Csn Chrome SA, Liège	Belgium	100.000000
Daficus SA, Puteaux	France	99.760000
Danderaus SA, Puteaux	France	99.842932
Dania Grundstückverwaltungs-GmbH, Köln	Germany	100.000000
Daval Nederland BV, Amsterdam	The Netherlands	100.000000
Dilling-GTS Ventes France SA, Puteaux	France	99.990000
e-Arbed Distribution SA, Esch s/Alzette	Luxembourg	100.000000
Ebt Electron Beam Technology GmbH, Bremen	Germany	100.000000
Efoam SA, Luxembourg	Luxembourg	100.000000
Eisen. Schlackenaufbereitungund Umwelttechnik GmbH, in liquidation, Eisenhüttenstadt	Germany	100.000000
Eko Feinblechhandel GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Ferrit GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Handelsunion GmbH, in liquidation, Eisenhüttenstadt	*Germany*	*100.000000*
Eko Nederland BV, Bennebroek	The Netherlands	100.000000
Eko Recycling GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Stahl Recycling Cottbus GmbH, Eisenhüttenstadt	Germany	75.000000
Eko Stahl Spzoo, Slubice	Poland	100.000000
Eko Transportgesellschaft mbH, Eisenhüttenstadt	Germany	100.000000
Ekosto NV, Sint Gillis Waas	Belgium	75.676114
Electro Holding Company SA, Luxembourg	Luxembourg	100.000000
Esp Vertrieb Deutschland GmbH, Köln	Germany	100.000000
Estate Wire Ltd, Sheffield	United Kingdom	100.000000
Eurinbel SA, Liège	Belgium	100.000000
Fabest Sas, Ludres	France	100.000000
Fbh Eko Feinblechhandel GmbH, Burbach	Germany	100.000000
Ferrometalli Taglio e Lamiere Srl, Calderara di Reno	Italy	100.000000

Company name	Country	Percentage of capital held control (%)
Ferropol SA, Luxembourg	Luxembourg	100.000000
Fers et Maintenance Industriels SARL, Pont sur Sambre	France	100.000000
Fersthal Sagl, Lugano	Switzerland	99.000000
Fi 2000 Sas, Limas	France	75.000000
Finansider SA, Puteaux	France	99.999004
Forschungs-und Qualitatszentrum Brandenburg GmbH, Eisenhüttenstadt	Germany	100.000000
Frecolux SA, Luxembourg	Luxembourg	99.999915
Frère Bourgeois UK Ltd, Hatfield	United Kingdom	99.991000
Galva Service Réunion SA, Saint Paul	France	100.000000
Geco Srl, Milano	Italy	100.000000
Gecs SA, Puteaux	France	99.940000
Geopar SA, in liquidation, Couillet	Belgium	50.950604
Gepor Sas, Illange	France	100.000000
Gie pour la réalisation d'actifs immobiliers du groupe Arbed, Luxembourg	Luxembourg	100.000000
Gie Primus®fonte, Luxembourg	Luxembourg	80.000000
Groupement des Industries Sidérurgiques Luxembourgeoises SC, Luxembourg	Luxembourg	94.782609
H & E SA, Puteaux	France	100.000000
Haidon Hubin SA, Liège	Belgium	100.000000
Haironville Sas, Haironville	France	100.000000
Haironville Austria GmbH, Neuhofen	Austria	99.997500
Haironville Bohemia SARL, Ceske Budejovice	Czech Republic	99.000000
Haironville Danmark AS, Rodovre	Denmark	100.000000
Haironville do Brasil Industria e Comercio Lta, Lorena	Brazil	100.000000
Haironville Guyane Sas, Cayenne	France	100.000000
Haironville Hungaria Kft, Budapest	Hungary	100.000000
Haironville Nederland BV, Tiel	The Netherlands	100.000000
Haironville Norge AS, Vestby	Norway	100.000000
Haironville Polska Spzoo, Poznan	Poland	100.000000
Haironville Slovensko Sro, Bratislava	Slovakia	100.000000
Haironville Sverige AB, Karlstad	Sweden	100.000000
Hathersage Metals Ltd, in process of business discontinuance, Chippenham	United Kingdom	100.000000
Hein, Lehmann Montage GmbH, Köln	Germany	100.000000
Homburger Rohrenwerk GmbH, Homburg	Germany	100.000000
Hughes and Spencer Steel Ltd, Willenhall	United Kingdom	99.992672
I.T.S. Inox Tubi Sicilia Srl, Priolo Gargallo	Italy	100.000000
Imhua Special Metal Co. Ltd, Foshan	China	65.000000
Impeco SA, San Luis	Argentina	100.000000
Imphy Deutschland GmbH, Erkrath	Germany	100.000000
Imphy Far East Co. Ltd, Kowloon	China	99.993103
Imphy Italiana Srl, Torino	Italy	100.000000
Imphy Service SA, Puteaux	France	100.000000
Imphy Ugine Precision BV, Amsterdam	The Netherlands	100.000000
Imphy Espana, SA, Barcelona	Spain	100.000000
Imphy Ugine Precision Switzerland SA, Préverenges	Switzerland	94.000000
Imphy Ugine Precision UK Ltd, Buckinghamshire	United Kingdom	100.000000
Industeel Deutschland GmbH, Grevenbroich	Germany	100.000000
Industeel Italia Srl, Milano	Italy	100.000000
Industeel UK Ltd, Worcester	United Kingdom	100.000000
Inspection, Protective Survey and Certification Bureau – Insurec SA, Bruxelles	Belgium	99.900000
Intersteel BV, Rotterdam	The Netherlands	100.000000
Isc Holdings Inc., New York	United-States	100.000000
Isoform Snc, Puteaux	France	100.000000
Itaúna Siderúrgica Ltda, Itaúna	Brazil	100.000000

Company name	Country	Percentage of capital held control (%)
JH Group Sci, Yutz	France	100.000000
K.I.V. I NV, Genk	Belgium	99.998951
Kempes & Koolen Bouwsystemen BV, Tiel	The Netherlands	100.000000
Kielco Nederland BV, Born	The Netherlands	100.000000
Kontirom Trade Srl, Bucarest	Romania	99.999642
Krisper Doo, Kranj	Slovénia	100.000000
Lasram Technology Kft, Szentendre	Hungary	78.461538
Le Fer à Béton SA, Yutz	France	100.000000
L'équipement par l'acier inoxydable SA, Puteaux	France	99.833000
Luxembourg Steel (Si Chuan) Co. Ltd, Chengdu	China	100.000000
Luxembourg Steel Trading Shanghai Co. Ltd, Shanghai	China	100.000000
Luxembourg Steel Wuhan Co. Ltd, Wuhan	China	100.000000
Maison Mathieu Romania SARL, Bucarest	Romania	100.000000
Marocacier SA, Luxembourg	Luxembourg	80.000000
Marona SA, Buenos Aires	Argentina	100.000000
Matthey & Pum SA, Reims	France	99.720000
Matthey Deutschland GmbH, Landau	Germany	100.000000
Matthey Iberica SL, Madrid	Spain	100.000000
Matthey Sro, Praha	Czech Republic	100.000000
Matthey UK Ltd, Dudley	United Kingdom	100.000000
Mecachim SA, Lusignan	France	99.833333
Memnous SA, Puteaux	France	99.842932
Metaalzetterij de Betuwe BV, Tiel	The Netherlands	100.000000
Metal Presse SARL, Puteaux	France	99.800000
Midi Aciers Profils Génie Civil SA, Beauzelle	France	99.995872
Montan SARL, Luxembourg	Luxembourg	90.000000
Nango SA, Puteaux	France	99.842932
Norsteel Corp., New York	United-States	100.000000
Ocas GmbH, Bremen	Germany	100.000000
Olis Sas, Puteaux	France	100.000000
Osirus SA, Puteaux	France	99.760000
Pab Sas, Onnaing	France	100.000000
Pab Sud Sas, Hagetmau	France	100.000000
Palfroid SA, Carignan	France	99.995103
Panneaux Frigorifiques Français Sas, Val d'Ize	France	100.000000
Panneaux Sandwich Guadeloupe SA, Baie Mahault	France	99.993750
Parements Métalliques d'Architecture SA, Cerons	France	99.988000
Parrec SA, Audun le Tiche	France	85.250000
Profistahl-Centrum Thüringen GmbH, Saalfeld	Germany	100.000000
Perry Investments Ltd, Willenhall	United Kingdom	100.000000
Philaeus SA, Puteaux	France	99.842932
Pliage Midi Pyrenées SAS, Saint-Jory	France	100.000000
Plima Sas, Mallemort	France	100.000000
Plon Pliage Service SAS, Vitrolles	France	100.000000
Pre-Finished Steels Ltd, Willenhall	United Kingdom	100.000000
Prekon Spzoo, Starachowice	Poland	100.000000
Profil du futur SAS, Horbourg Wihr	France	100.000000
Profilage de Guadeloupe SAS, Baie Mahault	France	100.000000
Profilage de la Martinique Sas, Fort-de-France	France	100.000000
Profilage de La Réunion SA, Le Port	France	94.203612
Profilage de Saint-Martin SA, Saint Martin	France	99.983333
Profilage Dominicana SA, San Domingo	Dominican Republic	87.025547
Promo Pum Sas, Reims	France	100.000000

Company name	Country	Percentage of capital held control (%)
Qualifizierungszentrum der Wirtschaft GmbH, Eisenhüttenstadt	Germany	100.000000
Rbm Rohr Beschichtung Muldenstein GmbH, Muldenstein	Germany	100.000000
Recherche et Développement du groupe Cockerill Sambre Scrl, Liège	Belgium	96.000000
Retrimeuse Scrl, Seraing	Belgium	76.000000
Riss Transport SA, Puteaux	France	99.935135
Robert Smith Steels Ltd, Mersyside	United Kingdom	100.000000
Rodange Finance SA, Rodange	Luxembourg	100.000000
Rwm Rohrwerke Muldenstein GmbH, en faillite, Muldenstein	Germany	100.000000
Safem Distribuzione Srl, Tavagnacco	Italy	100.000000
Safem Raccordi Spa, Padova	Italy	100.000000
SARL Balleux Lardier, Blois	France	100.000000
Sci des 1 et 3 de la place Max-Rousseaux, Reims	France	100.000000
Sci Espace Saint-Léonard, Nantes	France	100.000000
Sfif SA, Puteaux	France	100.000000
Sibral Participações Ltda, Belo Horizonte	Brazil	100.000000
Sidlease NV, Gent	Belgium	100.000000
Sitek Srl, Torino	Italy	95.000000
Slci Société Luxbg.de Comm.International SA, Bertrange	Luxembourg	100.000000
SLPM Atlantique SAS, Reims	France	100.000000
Snst Scories France SA, Puteaux	France	99.963934
Sobesteel SA, Wavre	Belgium	100.000000
Société Carolorégienne de Cokéfaction SA, in liquidation, Liège	Belgium	85.785133
Société Civile Immobilière du 3, rue de l'Industrie à Basse-Yutz, Reims	France	100.000000
Société de Gestion pour la Protection Sociale SA, Puteaux	France	99.840000
Société des Mines de Sacilor SA, in liquidation, Puteaux	France	100.000000
Société des Mines d'Ottange II SARL, in process of business discontinuance, Yutz	France	99.966667
Socété d'Intéressement et de Participation SA, Puteaux	France	99.997521
Société Havraise de représentation Industrielle Sas, Le Havre	France	100.000000
Société Immobilière Audunoise SA, Audun le Tiche	France	99.955057
Société Nouvelle de Participation dans les Produits Plats SA, Puteaux	France	99.800000
Société pour la Distribution de Produits Sidérurgiques SA, Vitry sur Seine	France	99.750000
Société pour la Réalisation d'Etudes Techn. et Econom. en Sidérurgie SA, Puteaux	France	76.300000
Sollac Acos SA, Lisboa	Portugal	99.200000
Solvi Sas, Puteaux	France	100.000000
Stahlhandel Burg GmbH, Burg	Germany	100.000000
Steel Finance Center NV, Geel	Belgium	100.000000
Steelhold Plc, St Albans	United Kingdom	100.000000
Steelinter (UK) Ltd, St Albans	United Kingdom	100.000000
Sunbrite NV, in liquidation, Genk	Belgium	100.000000
Tabare Regent SARL, La Chapelle Saint Luc	France	100.000000
Tailor Steel Deutschland GmbH, Bremen	Germany	100.000000
Tixis Technologies Belgium SA, Flémalle	Belgium	100.000000
Tixis Technologies Italia Srl, Piombino	Italy	100.000000
TradeArbed Deutschland GmbH, Köln	Germany	100.000000
TradeArbed España SA, Madrid	Spain	100.000000
TradeArbed France SA, Paris	France	99.900000
Trans Ocean Logistics NV, Antwerpen	Belgium	99.999999
Trans Ocean Logistics BV, Ijssel	The Netherlands	100.000000
TrefilArbed Benelux BV, s'Hertogenbosch	The Netherlands	100.000000
TrefilArbed CR Sro, Cheb	Czech Republic	80.000000
TrefilArbed Deutschland GmbH, Köln	Germany	100.000000
TrefilArbed France SA, Vincennes	France	99.828571
TrefilArbed Greenhouse SA, Bissen	Luxembourg	80.000000

Company name	Country	Percentage of capital held control (%)
TrefilArbed Grembergen SA, in process of business discontinuance, Luxembourg	Luxembourg	100.000000
TrefilArbed Italia Srl, in liquidation, Milano	Italy	100.000000
TrefilArbed (UK) Ltd, Nantwich	United Kingdom	100.000000
TrefilArbed Sales Holding SARL, Bissen	*Luxembourg*	*100v000000*
TrefilArbed Solarhouse Kft, Kecskemet	Hungary	53.333333
TrefilArbed Welding NV, en faillite, Gent	Belgium	100.000000
Tuberie de Differdange SA, Differdange	Luxembourg	100.000000
Tubes & Formes SA, Puteaux	France	99.800000
Tubeurop Deutschland GmbH, Homburg	*Germany*	*100.000000*
Uci SA, Fleurus	Belgium	70.000000
Ugine & Alz Switzerland SA, Niederhasli	Switzerland	100.000000
Ugine & Alz Nordic AB, Eskilstuna	Sweden	100.000000
Ugine & Alz Polska Spzoo, Poczta Bytom	Poland	100.000000
Ugine & Alz Praha Sro, Praha	*Czech Republic*	*100.000000*
Ugine & Alz (UK) Ltd, Nottingham	United Kingdom	100.000000
Ugine Nederland BV, Amsterdam	The Netherlands	100.000000
Ugine Portugal Spq, Lisboa	Portugal	98.000000
Ugine Savoie Italia Srl, Peschiera Borromeo	Italy	100.000000
Ugitech Iberica SA, Barcelona	Spain	100.000000
Ugitech Switzerland SA, Bevilard	Switzerland	99.998519
Ugitech UK Ltd, Birmingham	United Kingdom	99.999960
Uniba SA, Puteaux	France	64.000000
Unikonti Llc, Beograde	Serbia & Montenegro	51.000000
Union des Consommateurs de Ferrailles de France SA, Puteaux	France	99.960000
Usb Unterwellenborner Schneidbetrieb GmbH, Saalfeld	Germany	100.000000
Usinor Achats Snc, Puteaux	France	100.000000
Usinor Industeel (Iberica) SA, Barcelona	Spain	100.000000
Usinor Industeel Nordic AB, Vastra Frolunda	Sweden	100.000000
Usinor Tubes SA, Puteaux	France	99.760000
Usinor Uk Ltd, St Albans	United Kingdom	100.000000
Valacier SARL, Reims	France	100.000000
Verwaltungsgesellschaft RAG-Beteiligung mbH, Essen	Germany	65.000000
Vikam Praha AS, Praha	Czech Republic	100.000000
Vulcain Holding SA, Couillet	Belgium	100.000000
Vulkan Energiewirtschaft Oderbrücke GmbH, Eisenhünttenstadt	Germany	51.000000
Weha Edelstahl Handels-GmbH, Ansfelden	Austria	100.000000
Wellstead Ltd, Dublin	Ireland	100.000000
Willenhall Steel Stockholders Ltd, Willenhall	United Kingdom	100.000000
Wolmet Ltd, in liquidation, Chippenham	United Kingdom	99.999966
Ymos Belgium SA, Couillet	Belgium	100.000000
Zeeland Participatie BV, Terneuzen	The Netherlands	100.000000
2) **ASSOCIATED COMPANIES NOT CONSOLIDATED (77 COMPANIES)**		
Arcelor Construction Magreb SA, Ben Arous	Tunisia	49.998000
Arcelor Stainless India Private Ltd, Mumbai	*India*	*48.979592*
Bamesa Celik Servis Sanayii Ticaret AS, Sanayii Ticaret	Turkey	39.990081
Belgian Bunkering Considar Trading NV, Bruxelles	Belgium	50.000000
Brema Warmwalz GmbH, Bremen	Germany	50.000000
Cjsc «Severgal» Ltd, Cherepovets	Russian Federation	25.010000
CoalArbed Internat.Trading Partnership Co, Baltimore	United-States	50.000000
Compagnie des Fers SARL, Lyon	France	50.000000
Comptoir Belge des Cokes Scrl, in liquidation, Bruxelles	Belgium	20.130000
Dcfr Sas, Puteaux	France	35.000000
Dh - Sollac Beteiligung GmbH, Stuttgart	Germany	47.000000

Company name	Country	Percentage of capital held control (%)
Dikema Steel Sdn Bhd, Kuala Lumpur	Malaysia	30.000000
Enersid SA, Paris	France	49.800000
Erzkontor Ruhr GmbH, Essen	Germany	33.333023
Euratool SA, Raismes	France	24.901639
Europerfil SA, L'Hospitalet	Spain	50.000000
Fafer Orient Pte Ltd, in liquidation, Singapore	Singapore	33.332667
Forges Profil AG, Kirchdorf	Switzerland	25.000000
Forschungs und Qualitatszentrum Oderbrucke GmbH, Eisenhüttenstadt	Germany	24.000000
Fortunato Bonelli y Cia SA, Buenos Aires	*Argentina*	*49.000000*
Fti Faserbetontechnik GmbH, St. Florian s/Inn	Austria	33.333333
Gie pour l'étude de la reconversion des sites sidérurgiques au Luxembourg, in liquidation, Luxembourg	Luxembourg	50.000000
Groupe Alliance Métal SA, Arnas	France	34.018280
I.P.H. S.A.I.C.F. SA, Buenos Aires	Argentina	33.000000
Icpe Immob.du Centre Polyv. de l'Enfance SARL, Luxembourg	Luxembourg	20.000000
Immobilière Contourdiff SARL, Luxembourg	Luxembourg	25.000000
Kanzen Stainless Processors Sdn Bhd Llc, Kuala-Lumpur	Malaysia	30.000000
Kr Wertstoffaufbereitungs-GmbH, Bremen	Germany	25.100000
Kwaliteitsbeheer voor Stortplaatsen NV, Gent	Belgium	50.000000
La Filière Bois Scrl, Ougrée	Belgium	33.333333
La Revue de Métallurgie SA, Puteaux	France	43.044000
Laser Welded Blanks Ltd, Londres	United Kingdom	50.000000
Les Haultes Trixhes Scrl, Flémalle	Belgium	22.860838
Luxcontrol SA, Esch s/Alzette	Luxembourg	22.000000
Mathieu (Thailand) Co Ltd, Bangkok	Thailand	48.548387
Mathieu Malaysia SA, Kuala-Lumpur	Malaysia	25.410448
Matthey India Private Ltd, New Delhi	India	50.000000
Nord-Chrome Snc, Grande Synthe	France	50.000000
Ocas - Onderzoekscentrum voor Aanwending van Staal NV, Zelzate	Belgium	49.223008
Oriental Sheet Piling Pte Ltd, Singapore	Singapore	49.000000
Oriental Sheet Piling Sdn Bhd, Petaling Jaya	Malaysia	25.000000
Pbm Picchioni BM Distr. de Tít. e Val. Mobil. SA, Belo Horizonte	Brazil	48.999991
Perville SA, Lorena	Brazil	38.395115
Phenix Rousies SA, Rousies	France	25.565161
Portal NV, in liquidation, Bruxelles	Belgium	39.999988
Primorec SA, Differdange	Luxembourg	39.000000
Profilage Océan Indien SA, Riche Terre	Mauritius	49.000000
Promopanel Srl, Piombino	Italy	50.000000
Retrival Scrl à finalité sociale, Couillet	Belgium	33.311111
Rolanfer Recyclage SA, Woippy	France	40.000000
Sci Kuntzig, Thionville	France	50.000000
Shanghai BAostael & Arcelor Tailor Metal Co. Ltd, Shanghai	China	25.000000
Sidergal SA, Paris	France	29.999500
Sci et Industrielle de l'arrondissement de Valenciennes, in liquidation, Valenciennes	France	41.250000
Société de développement AGORA SARL, Esch s/Alzette	Luxembourg	50.000000
Société de développement AGORA SARL et Cie, Esch s/Alzette	Luxembourg	49.964589
Société de Pose Armatures Travaux Publics SARL, Marignane	France	37.500000
Société des Arquebusiers de la Ville de Luxembourg SA, in liquidation, Luxembourg	Luxembourg	33.391710
Société de Canal des Mines de Fer de la Moselle SA, Metz	France	25.913498
Société du Port Fluvial de Mertert SA, Mertert	Luxembourg	40.000000
Société du Train à Fil de Schifflange SA, Esch s/Alzette	Luxembourg	25.000000
Société Immobilière du Fort Thüngen SARL, Luxembourg	Luxembourg	20.000000
Sodie SA, Courbevoie	France	44.999333

Company name	Country	Percentage of capital held control (%)
Sorealor SARL, Saint-Laurent-du-Var	France	33.333333
Sorepark SA, Hagondange	France	26.295794
Steel24-7 NV, Bruxelles	Belgium	50.000000
Steeltrack SA, Puteaux	France	33.296296
Taymacolor SA, Madrid	Spain	35.000000
Telindus SA, Strassen	Luxembourg	35.307000
TradeArbed Mexico SA, Mexico DF	Mexico	49.000000
Tramway SARL, Saint Julien lès Metz	France	22.857143
Union pour la promotion des industries de l'Appertisé SARL, Paris	France	33.333333
Union pour le service de l'électricité SA, in liquidation, Briey	France	43.266667
United Continental Steels Ltd, Hatfield	United Kingdom	50.000000
United Slitting Services Ltd, Halesowen	United Kingdom	39.000000
Weserport GmbH, Bremen	Germany	23.900000
WSA - Warehouses Service Agency SARL, Sanem	Luxembourg	25.000000

Auditor's report


KPMG

31, Allée Scheffer
L-2520 Luxembourg
Téléphone +352 22 51 51 1
Fax +352 22 51 71
Internet www.kpmg.lu
E-mail audit@kpmg.lu

To the Shareholders of Arcelor S.A.
Société Anonyme
Luxembourg

We have audited the consolidated balance sheet of Arcelor S.A. and its subsidiaries (the "Group") as at 31 December 2004 and the related consolidated statements of income, changes in equity and cash flows for the year then ended, as set out on pages 133 to 203, and we have read the related consolidated management report. These consolidated financial statements and the consolidated management report are the responsibility of the Board of Directors of Arcelor S.A. Our responsibility is to express an opinion on these consolidated financial statements, based on our audit, and to check the consistency of the consolidated management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of Arcelor S.A., as set out on pages 133 to 203, give a true and fair view of the financial position of the Group as at 31 December 2004, and of the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards ("IFRS").

The consolidated management report, as set out on pages 20 to 37, is in accordance with the consolidated financial statements.

Luxembourg, March 18, 2005

KPMG Audit S.a.r.l.
Réviseurs d'entreprise

Éric Damotte

ANNUAL ACCOUNTS ARCELOR SA

Annual accounts

BALANCE SHEET

ASSETS *In EUR million*	31 December 2004	31 December 2003
C. FIXED ASSETS	**10,826**	**8,612**
II. TANGIBLE FIXED ASSETS (NOTE 3)	**4**	**5**
1. Land and buildings	2	3
3. Other fixtures, fittings, tools and equipment	2	2
4. Payments on account and tangible assets in the course of construction	p.m.	-
III. FINANCIAL ASSETS (NOTE 4)	**10,822**	**8,607**
1. Shares in affiliated undertakings	10,786	8,607
5. Financial assets	36	p.m.
D. CURRENT ASSETS	**618**	**1,092**
II. DEBTORS (NOTE 5)	**618**	**1,092**
1. Trade debtors	1	p.m.
2. Amounts owed by affiliated undertakings	613	1,089
3. Amounts owed by undertakings in which the company has a participating interest	1	pm
4. Other debtors	3	3
IV. CASH AT BANK AND IN HAND	**p.m.**	**p.m.**
E. PREPAYMENTS (NOTE 6)	**6**	**26**
TOTAL ASSETS	**11,450**	**9,730**

LIABILITIES *In EUR million*	31 December 2004	31 December 2003
A. CAPITAL AND RESERVES (NOTE 7)	**8,952**	**7,516**
I. SUBSCRIBED CAPITAL	**3,199**	**2,665**
II. SHARE PREMIUM ACCOUNT	**5,397**	**4,795**
IV. RESERVES	**38**	**13**
1. Legal reserve	38	13
V. RETAINED PROFITS	**318**	**43**
B. PROVISIONS FOR LIABILITIES AND CHARGES (NOTE 8)	**16**	**11**
2. Provisions for pensions and similar obligations	1	1
3. Other provisions	15	10
C. CREDITORS (NOTES 9 AND 10)	**1,775**	**1,697**
1a. Convertible debenture loans	1,254	1,665
2. Amounts owed to credit institutions	-	p.m.
5. Trade creditors	7	7
7. Amounts owed to affiliated undertakings	505	20
8. Amounts owed to undertakings in which the Company has a participating interest	p.m.	p.m.
9. Other creditors including tax and social security of EUR pm million (2003: EUR 1 million)	9	5
E. PROFIT FOR THE FINANCIAL YEAR	**707**	**506**
TOTAL CAPITAL AND RESERVES AND LIABILITIES	**11,450**	**9,730**

INCOME STATEMENT FOR THE YEAR FROM JANUARY 1 TO 31 DECEMBER 2004

In EUR million	31 December 2004	31 December 2003
I. SALES AND SERVICES	**81**	**84**
4. Other operating income	81	84
II. COST OF SALES AND SERVICES	**121**	**118**
6. Staff costs		
a) Wages and salaries	31	22
b) Social security costs including early retirement, anticipating retirement and pensions of EUR 4 million (2003: EUR 3 million)	7	5
7.a) Depreciation and other amounts written off tangible and intangible fixed assets	1	1
8. Other operating charges including non-income related taxes of EUR 5 million (2003: EUR 10 million)	82	90
III. OPERATING RESULT (I-II)	**- 40**	**- 34**
IV. INTEREST INCOME (NOTE 12)	**821**	**606**
9. Income from participating interest *including from affiliated undertakings EUR 807 million (2003: EUR 558 million)*	807	558
10. Investment income from other investments and from long term loans including from affiliated undertakings EUR 2 million (2003: EUR 42 million)	3	42
11. Other interest receivable and similar income including from affiliated undertakings EUR 11 million (2003: EUR 6 million)	11	6
V. INTEREST CHARGES (NOTE 12)	**74**	**66**
13. Interest payable and similar charges including from affiliated undertakings EUR 13 million (2003: EUR 4 million)	74	66
VI. PROFIT ON ORDINARY ACTIVITIES BEFORE TAX (III+IV-V)	**707**	**506**
VII. TAXES	**-**	**p.m.**
16.a) Taxes on income	-	p.m.
VIII. PROFIT FOR THE FINANCIAL YEAR (VI-VII)	**707**	**506**

APPROPRIATION OF THE RESULT FOR THE YEAR

	31 December 2004 *In EUR*	31 December 2003 *In EUR million*
Result for the financial year	706,996,580.89	505,9
Result brought forward	318,539,894.77	43,3
Result available for distribution	1,025,536,475.66	549,2
Transfer to the legal reserve	35,349,829.04	25,3
Transfer to other reserves	-	-
Board of Directors' remuneration	1,500,000.00	1,2
Gross dividend of EUR 0.65 for the 2004 financial year paid on 639,774,327 shares *	415,853,312.55	-
Gross dividend of EUR 0.40 for the 2003 financial year paid on 510,550,219 shares **	-	204,2
RESULT TO BE CARRIED FORWARD	**572,833,334.07**	**318,5**

** Equivalent to the total number of shares in issue on 31 December 2004.*

*** Equivalent to the total number of shares in issue on 31 December 2003 (533,040,796) excluding the Group shares delivered in the context of the share requirement resulting from the conversion of the O.C.E.A.N.E. 2006 shares which carry beneficial rights from 1 January 2004 (22,490,577).*

Appendix to the annual accounts

Note 1 - General

Arcelor S.A. was incorporated under Luxembourg Law on June 8, 2001 for an unlimited period in the context of the proposed business combination of Aceralia, Arbed and Usinor; which was completed on 28 February 2002.

The registered office of the Company is in Luxembourg City and the Company is registered at the Register of Trade and Commerce of Luxembourg under the number B 82.454.

The accounting period starts on January 1 and ends on December 31 each year.

The company publishes consolidated accounts in accordance with the requirements of Luxembourg laws and regulations.

Note 2 - Accounting policies

The annual accounts are prepared in Euro (EUR) and in accordance with Luxembourg law and regulations and generally accepted accounting principles.

Tangible fixed assets

Tangible fixed assets are recorded in the balance sheet at cost, including ancillary costs, or at production cost. Depreciation is calculated on a straight-line basis.

Financial fixed assets

Investments are recorded in the balance sheet at acquisition cost, plus associated costs.

At the end of each accounting period, all investments are subject to an impairment review. Where a permanent diminution in value is recognised, this diminution is recorded in the income statement as a value adjustment. A reversal of a value adjustment is recorded to the extent that the factors, which caused the initial recording of the value adjustment, have ceased to exist.

Debts and other loans receivable are recorded in the balance sheet at their nominal value. At the end of each accounting period, value adjustments are recorded on debts which appear to be partly or wholly irrecoverable.

Debtors

Debtors are recorded in the balance sheet at their nominal value. At the end of each accounting period specific value adjustments are recorded on debts which appear to be partly or wholly irrecoverable.

Provisions for liabilities and charges

Provisions are made for liabilities and charges where the crystallisation of a liability is considered probable, based on past or current events, in line with legal requirements.

Provisions for pensions and similar obligations :

The Company participates in the financing of an incremental retirement scheme (defined benefit scheme) for the benefit of employees made available by Arbed S.A.. Commitments arising from this scheme are covered by appropriate provisions.

The Company's own employees, who are not made available to other Arcelor subsidiaries, are covered by a defined contribution scheme. The Company pays contributions in respect of this scheme to an assurance provider. This scheme does not give rise to a commitment and annual contributions are taken to the profit and loss account, following the same treatment that adopted for wages and salaries.

Creditors

Creditors are recorded in the balance sheet at their nominal value. Convertible debenture loans are disclosed at their issue value, increased by the interest to be capitalised on 31 December of each accounting year.

Translation of foreign currency items

Where applicable, items expressed in foreign currency are valued as follows:

Tangible fixed assets, creditors due after more than one year and off-balance sheet commitments are translated at historic exchange rates. Unrealised losses incurred as a result of this policy are recorded in the profit and loss account for the period.

Other balance sheet items are translated at the year-end exchange rate and related foreign exchange differences are recorded in the profit and loss account for the period.

Note 3 - Statement of tangible fixed assets

Acquisition cost (in EUR million)	Land and buildings	Other fixtures, fittings, tools and equipment	Payments on account and tangible assets in the course of construction	Total
Opening balance	3	3	-	6
Acquisitions during the periode	p.m.	1	p.m.	1
Disposals and transfers during the period	-	-	-	-
Closing balance	3	4	p.m.	7

Value adjustments (in EUR million)	Land and buildings	Other fixtures, fittings, tools and equipment	Payments on account and tangible assets in the course of construction	Total
Opening balance	p.m.	- 1	-	- 1
Charge for the period	- 1	- 1	-	- 2
Closing balance	- 1	- 2	-	- 3

Opening net book value	3	2	-	5
Closing net book value	2	2	-	4

Note 4 - Statement of financial assets

Acquisition cost (in EUR million)	Shares in affiliated undertakings	Financial fixed assets	Total
Opening balance	8,607	-	8,607
Acquisitions during the period	5,321	36	5,357
Disposals during the period	- 3,142	-	- 3,142
Closing balance	10,786	36	10,822

	Shares in affiliated undertakings	Financial fixed assets	Total
Opening balance	-	-	-
Charge for the period	-	-	-
Closing balance	-	-	-

Opening net book value	8,607	-	8,607
Closing net book value	10,786	36	10,822

The principal holdings as at 31 December 2004 are listed below:

Name and registered office	Percentage of capital held %	Result for 2004 In EUR million	Shareholders' equity (including result for 2004) In EUR million
Arbed SA, Luxembourg (Luxembourg)	99.77	490	2,121
Arcelor Holding SARL, Luxembourg (Luxembourg)	100.00	38	2,219
Arcelor Germany Holding GmbH, Berlin (Germany)	100.00	125	274
Arcelor Italy Holding SRL, Piombino (Italy)	100.00	pm	50
Arcelor Spain Holding SL, Madrid (Spain)	84.30	-15	1,246
Arcelor Finance and Services Belgium SA, Brussels (Belgium)	32.80	134	5,929
Usinor SA, Puteaux (France)	99.05	742	2,043

The portfolio of investments was impacted in particular by the following transactions:

- contribution of the shares in Aceralia Corporación Siderúrgica SA to Arcelor Holding SARL (EUR 2 217 million);
- absorption of Arcelor Center Brussels NV by Arcelor Finances and Services Belgium SA (EUR 925 million) and participation in the new issue of capital shares of Arcelor Finance and Services Belgium SA (EUR 750 million);
- the intra-group acquisitions of the shares Arcelor Germany Holding Gmbh (EUR 302 million), Arcelor Italy Holding SRL (EUR 50 million) and Arcelor Spain Holding SL (EUR 738 million);
- contribution of the participation in Victoria Steel Overseas Ltd to Arcelor Spain Holding SL (EUR 325 million), Victoria Steel Overseas holds directly and indirectly shares of Companhia Siderúrgica de Tubarão («CST»). Victoria Steel Overseas Ltd was purchased in 2004 by the Group from Companhia Vale do Rio Doce («CVRD») within the context of the transaction of the Group to establish a position of control over CST;
- acquisition of shares in Usinor (EUR 7 million, primarily following the transactions completed in 2004 within the framework of the facility of exchange granted to the Usinor shareholders and of the Public Offer of Withdrawal followed by an Obligatory Withdrawal («OPR-RO») on the Usinor shares initiated at the end of 2004 by Arcelor (see also Notes 7 and 17); and
- participation in the new issue of capital shares in the Chinese joint-venture Baosteel-NSC/Arcelor Automotive Steel Sheets Co, Ltd (EUR 36 million). This joint-venture is integrated within the framework of the global strategic alliance between Arcelor and Nippon Steel Corporation.

Note 5 -Residual term of debtors

	31 December 2004			31 December 2003		
In EUR million	Up to 1 year	1 to 5 years	Total	Up to 1 year	1 to 5 years	Total
Trade debtors	1	-	1	p.m.	-	p.m.
Amounts owed by affiliated undertakings	613	-	613	1,089	-	1,089
Amounts owed by undertakings in which the company has a participating interest	1	-	1	p.m.	-	p.m.
Other debtors	3	-	3	3	-	3
TOTAL	**618**	-	**618**	**1,092**	-	**1,092**

Items covered by several headings

Amounts owed by affiliated undertakings, as well as amounts owed by undertakings in which the Company has a participating interest, include trade receivables of EUR 51 million. Similarly, amounts owed by affiliated undertakings on current accounts amount to EUR 562 million.

Note 6 - Prepayments

Prepayments at the end of 2004 primarily comprised the unamortised balance of the issue costs relating to the O.C.E.A.N.E. Arcelor 2017, as described in Note 9. The early repayment in March 2004 of the O.C.E.A.N.E. Arcelor 2006 gave rise to the full amortisation of the residual balance of the redemption premium associated with these instruments.

Note 7 - Capital and reserves

7.1 Share capital

As at 31 December 2004, the subscribed share capital is made up of 639,774,327 ordinary shares, fully paid up and amounting to EUR 3,198,871,635.

The authorised capital, including subscribed capital, amounts to EUR 5 billion.

To the knowledge of the Board of Directors the following parties hold the Company's issued share capital:

At 31 December	2004
Other shareholders *	85.7 %
Luxembourg State	5,6 %
J.M.A.C. B.V. Aristrain	3,6 %
Region Wallonne (Sogepa)	3,2 %
Employees	1,9 %
TOTAL	**100,0 %**

* *includes shares held under self-control.*

7.2 Movements in share capital

104,477 Arcelor shares were issued on 9 April 2004 within the framework of the exercise of the facility of exchange for the Usinor shareholders, after the delisting of the Usinor shares from the First Market of Euronext, Paris in 2002.

On the 533,145,273 warrants allotted free by the Company, 498,251,550 warrants, accounting for approximately 93.5% of the total, were exercised and gave rise to the issue on 27 July 2004 of 99,650,310 new shares. 6,978,744 shares also issued on 27 July 2004, corresponding to 34,893,723 warrants not exercised (considering that 3 warrants could not be exercised because of fractional issues), were the subject of a private placement to institutional investors other than in the United States of America.

7.3 Mouvements de la prime d'émission

The primary movements in share premium were:

- the new issue of capital related to the exercise of the facility of exchange for the Usinor shareholders, for an amount of EUR 1 million;
- the new issue of capital related to the exercise of the warrants and the private placement of shares for an amount of EUR 601 million.

7.4 Legal reserve

In accordance with Luxembourg legal requirements, the Company must appropriate annually at least 5% of its net profits to a legal reserve up to a minimum of 10% of the subscribed capital. The legal reserve is not available for distribution.

Note 8 - Provisions for liabilites and charges

in EUR million	Pensions and similar obligations	Other provisions	Total
Opening balance	1	10	11
Allocation	1	5	6
Utilisation	- 1	-	- 1
TOTAL	**1**	**15**	**16**

Pension obligations

By virtue of an agreement governing the provision of staff by Arbed to Arcelor, the obligations in relation to additional retirement benefits available to the Arbed staff have been specifically provided for. The Company's share of the allocation for the year is determined by applying the actuarial financing rate to the total salaries of all Arbed staff made available. An independent actuary calculates this rate.

For the Company's own employees a defined contribution plan is in place. The Company makes annual contributions to an assurance provider in respect of this plan. The plan does not give rise to commitments and the annual contributions are recorded in the profit and loss account following the same treatment as the one adopted for wages and salaries.

Other provisions

Other provisions are linked to certain German tax consequences resulting from the creation of Arcelor group.

Note 9 - Financial debt

Convertible debenture loans

- At the end of the public exchange offers made in 2002 on bonds which are convertible into and/or exchangeable for new or existing shares in Usinor (O.C.E.A.N.E.), 24,723,689 Usinor 2005 O.C.E.A.N.E. and 27,747,470 Usinor 2006 O.C.E.A.N.E. were converted into Arcelor securities of the same type. The financing conditions of Arcelor 2005 O.C.E.A.N.E. and Arcelor 2006 O.C.E.A.N.E. are identical to those of Usinor O.C.E.A.N.E.

- Arcelor 2005 O.C.E.A.N.E. were issued at EUR 19.87 with a maturity date of 1 January 2005 and with an annual interest rate of 3.875%. Following the new issue of capital of July 2004 (see Note 7) the share attribution rate is modified from one share for one bond to 1.028 Arcelor share per O.C.E.A.N.E. 2005. In the absence of anticipated conversion or amortisation, these bonds are repayable at maturity for a par value of EUR 19.87.

  In 2004, 328,512 O.C.E.A.N.E. ARCELOR 2005 were converted in 337,707 Arcelor shares by using own shares.

- Arcelor 2006 O.C.E.A.N.E. were issued at EUR 12.81 with a maturity date of 1 January 2006 and with an annual interest rate of 3%. They should be convertible or exchangeable at the rate of one bond for one share. In the absence of anticipated conversion or amortisation, these bonds should have been repayable at maturity for 110.905% of par value, i.e. EUR 14.20.

  In 2002, 100 O.C.E.A.N.E. ARCELOR 2006 were converted into Arcelor shares by using own shares.

  Within the framework of an optimisation of the structure of the balance sheet of the Group and a reduction in the cost of the debt, Arcelor determined to complete the repayment before the due date of the O.C.E.A.N.E. Arcelor 2006, conditions of implementation of this refunding being realised.

  The owners of O.C.E.A.N.E. had the possibility, until 11 March 2004 (included), to exercise their conversion rights, which would be delivered using treasury shares with effect from 1 January 2004. At the end of the offer, 22,490,577 O.C.E.A.N.E., i.e. 81.05% of the initial issue, were exchanged for shares and 5,256,793 O.C.E.A.N.E. were refunded on March 22, 2004 at the price of EUR 13.80607 per bond.

- In June 2002, Arcelor issued 38,961,038 O.C.E.A.N.E. bonds for a nominal amount of EUR 750 million.

  These O.C.E.A.N.E. ARCELOR 2017 were issued at EUR 19.25 with a maturity date of 27 June 2017 and with an annual interest rate of 3%. Following the new issue of capital of July 2004 (see Note 7), the share attribution rate is modified from one share for one bond to 1.027 Arcelor share per O.C.E.A.N.E. 2017. In the absence of anticipated conversion or amortisation, these bonds are repayable at maturity for a par value of EUR 19.25.

There were no movements on the above during 2004.

Note 10 - Residual term of creditors

In EUR million	31 December 2004				31 December 2003			
	Up to 1 year	1 to 5 years	5 years or more	Total	Up to 1 year	1 to 5 years	5 years or more	Total
Convertible debenture loans	504	-	750	1,254	30	885	750	1,665
Amounts owed to credit institutions	-	-	-	-	p.m.	-	-	p.m.
Trade creditors	7	-	-	7	7	-	-	7
Amounts owed to affiliated undertakings	505	-	-	505	20	-	-	20
Amounts owed to undertakings in which the Company has a participating interest	p.m.	-	-	p.m.	p.m.	-	-	p.m.
Other creditors	9	-	-	9	5	-	-	5
TOTAL	**1,025**	-	**750**	**1,775**	**62**	**885**	**750**	**1,697**

The Company has not granted any form of tangible security in respect of the debts analysed above.

Items covered by several headings

Amounts owed to affiliated undertakings and amounts owed to undertakings in which the Company has a participating interest include trade creditors amounting to EUR 12 million and the balance payable on the acquisition of Arcelor Spain Holding shares.

Note 11 - Off-Balance sheet items

Guarantees given

In EUR million	2004	2003
Guarantees issued on debts	220	238
Commitments to acquire financial fixed assets	138	-
Other commitments	2	1
TOTAL	**360**	**239**

Note 12 - Financial result

in EUR million	2004	2003
Dividends received	807	558
Net interest and similar charges	- 60	- 18
Movements in value adjustments on investments	-	-
TOTAL	**747**	**540**

Income from investments primarily comprises dividends received from Arbed, Usinor, Aceralia, Arcelor Finance and Services Belgium and Arcelor Holding.

The other financial charges include, in 2004, an amount of EUR 19 million corresponding to the complete amortisation of the remaining balance of the redemption premium of the O.C.E.A.N.E. ARCELOR 2006 bond which had been reimbursed before the due date in March 2004.

Note 13 - Staff

Average number of staff	2004	2003
Employees	192	170
Workers	-	-
TOTAL	**192**	**170**

Note 14 - Directors' remuneration

Members of the Board of Directors, the Audit Committee and the Nominations and Remuneration Committee are entitled to a total of EUR 1.9 million for the year 2004.

Note 15 - Stock option plans

The international stock option plan established in 2003 confers rights to certain employees to subscribe for shares in the Company. The period of exercise is different according to the specific countries within the plan and has a maximum duration of four years.

Allocated share options as at 31 December 2004 are detailed as follows:

Date of allocation	Number of beneficiaries	Number of options *	Exercise price (in euros) (in euros) *	Exercise period
30 June 2003	73	1,336,282	9.67	01/07/2006-30/06/2010
30 June 2004	91	1,212,942	13.11	01/07/2007-30/06/2011

* *Adjusted for the capital increase effective in July 2004*

Note 16 - Other information

The Company is jointly and severally liable for the following entities :

- Arcelor Finance SCA, Luxembourg (Luxembourg)
- Arcelor Treasury SNC, Puteaux (France).

Note 17 - Events after the balance sheet date

On the closure on 11 January 2005 of the Public Offer of Withdrawal followed of an Obligatory Withdrawal («OPR-RO») of the Usinor shares, the Group acquired 1,094,066 shares accounting for 0.43% of the issued capital of said company and thus now holds 100% of the issued share capital of Usinor.

Auditor's report



31, Allée Scheffer
L-2520 Luxembourg
Téléphone +352 22 51 51 1
Fax +352 22 51 71
Internet www.kpmg.lu
E-mail audit@kpmg.lu

To the Shareholders of Arcelor S.A.
Société anonyme
Luxembourg

Following our appointment by the General Meeting of the Shareholders dated April 25, 2003, we have audited the annual accounts of Arcelor S.A. for the year ended 31 December 2004 on pages 206 to 215, and we have read the related management report. These annual accounts and the management report are the responsibility of the Board of Directors of Arcelor S.A.. Our responsibility is to express an opinion on these annual accounts based on our audit and to check the consistency of the management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the annual accounts on pages 206 to 215 give, in conformity with Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Arcelor S.A. as at 31 December 2004 and of the results of its operations for the year then ended.

The management report is in accordance with the annual accounts.

Luxembourg, March 18, 2005

KPMG Audit S.à r.l.
Réviseurs d'Entreprises

Éric Damotte

PROPOSED RESOLUTIONS

ORDINARY ANNUAL GENERAL MEETING, 29 APRIL 2005

1 - Approval of the annual accounts for the 2004 financial year

Proposed resolution (first resolution)

The General Meeting, after having noted the management report of the Board of Directors and the opinion of the independent auditor, approves all the elements of the annual accounts for the 2004 financial year which show a total profit for ARCELOR S.A. of € 706,996,580.89.

2 - Approval of the consolidated accounts for the 2004 financial year

Proposed resolution (second resolution)

The General meeting, after having noted the management report of the Board of Directors and the opinion of the independent auditor, approves all the elements of the consolidated accounts for the 2004 financial year.

3 - Allocation of results and determination of directors' emoluments and of the dividend

Proposed resolution (third resolution)

The General meeting, upon the proposal of the Board of Directors, resolves to allocate the results of the financial year as follows:

	In euros
Results of the financial year	706,996,580.89
Carry forward	318,539,894.77
Distributable results	1,025,536,475.66
Allocation to the legal reserve	35,349,829.04
Allocation to other reserves	-
Directors' emoluments	1,500,000.00
Gross dividend of EUR 0.65 on 639,774,327 shares *	415,853,312.55
Carry forward	572,833,334.07

** Being the total number of shares in issue as at 31st December, 2004.*

The gross dividend per share of € 0.65 will be paid on 2nd May, 2005.

4 - Discharge of the directors

Proposed resolution (fourth resolution)

The General meeting resolves to give discharge to the directors for the 2004 financial year.

5 - Ratification of appointment of replacement director

Proposed resolution (fifth resolution)

The General meeting ratifies the appointment by the Board of Directors at its meeting held on 12th November, 2004 of Mr Manuel Fernandez Lopez in replacement of Mr Ignacio Fernandez Toxo, who resigned effective 12th November, 2004 for the remainder of the initial mandate of Mr TOXO which will terminate at the annual shareholders' meeting to be held in 2006.

6 - Renewal of the authorisation of the Board of Directors of the Company and of the corporate bodies of other companies in the Group to acquire shares in the Company

Proposed resolution (sixth resolution)

The General meeting, after having acknowledged the content of the information notice provided to the public, authorises the Board of Directors of the Company, with full power of substitution, as well as the corporate bodies of other companies of the Group referred to in article 49bis of the Luxembourg law on commercial companies (the «Law») to acquire shares of the Company in accordance with the conditions provided by the Law.

Such authorisation is intended to allow:

1. animation, through an investment firm, of the market for the shares in the context of a liquidity agreement complying with the code of conduct of the Association Française des Entreprises d'Investissement « AFEI » (the French Association of Investment Firms);

2. allotment of shares to employees or members of management or directors and officers of companies or undertakings affiliated with the Group, under a profit sharing plan, employee shareholder schemes, or share option plans in favour of employees or non-employees or company savings plans;

3. delivery of shares in exchange or in payment in the context of external growth transactions;

4. allotment of shares to holders of bonds which are already issued or may be issued in the future and which are convertible or exchangeable into shares (O.C.E.A.N.E.) and to holders of securities giving the right to receive shares in the Company, in case they exercise their right to receive shares in the Company;

5. the cancellation of own shares, subject to authorisation by a subsequently held General meeting of shareholders,to optimise the management of the Company's finances and balance sheet.

Subject among others to the provisions of Directive 2003/6/EC of 28th January 2003 and Regulation (EC) 2273/2003 of 22nd December 2003, purchase, assignment, exchange, contribution and transfer transactions can be carried out by any on-market or over-the-counter transactions, including through the use of financial derivative instruments. The portion of capital acquired or transferred as a block of shares can comprise the entire programme. Shares may also be acquired during a public tender or a public share exchange offer made by a third party on the shares of the Company.

The authorisation is valid for a period ending on the earlier of the date which is 18 (eighteen) months after the date of this General meeting or the date of its renewal by a General Meeting. As from the present Meeting, it replaces the authorisation given by the Ordinary General Meeting of 30th April, 2004.

The maximum number of shares that may be acquired is the maximum allowed by the Law so that the accounting par value of ARCELOR shares held by the Company (and, if applicable, by other companies of the Group referred to in article 49bis of the Law) may not, at any time, exceed 10% of the Company's subscribed capital.

The consideration for the purchase of the shares must not be less than ten (10) euro nor more than thirty (30) euro per share. In case of an increase of capital by incorporation of reserves or share premium and the allocation of bonus shares as well as in case of a share split or share consolidation, the pre-mentioned minimum and maximum consideration will be adjusted by multiplying each figure by the ratio between the number of shares representing the capital before the transaction and such number after the transaction.

The entire amount used in relation with the share repurchase programme must in no event exceed ARCELOR's distributable shareholderes' equity.

The consideration in case of a transfer of the shares must not be less than ten (10) euro.

TAll powers are delegated to the Board of Directors, with full power of substitution, for the purpose of implementing this authorisation.

GLOSSARY

Annealing:

The heat treatment process by which steel products are reheated to a suitable temperature in order to remove stresses resulting from in previous processing and to soften them and/or improve their machinability and cold forming properties.

Apparent consumption:

The sum of net industry shipments within a given country or region, plus the imports and minus the exports of this country or region.

Billet:

A semi-finished steel product with a square cross section that is up to 155 x 155 mm. This product is either rolled or continuously cast, and is then transformed by rolling to obtain finished products like wire rod, merchant bars and other sections. The range of semi-finished products above 155 x 155 mm are called blooms.

Blank:

Steel sheet of high dimensional precision, in simple or complex form, sometimes multi-thickness, mainly used for making automobile body parts.

Blast furnace:

A furnace used in integrated steelmaking in which coke and iron ore react together under a hot air flow to form liquid hot metal, also called pig iron.

Bloom:

See Billet.

Carbon steel:

A type of steel generally having only a slight quantity of elements other than carbon, silicon, manganese, sulfur and phosphorus, so it has no significant quantity of any alloying element.

Coated steels:

Steel is coated by a heat process or through electrolysis with a layer that protects the metal base against corrosion. The most commonly used coating material is zinc which can be applied either using the heat process (hot-dip galvanizing) or by electrolysis (electro-galvanizing). An organic coating (paint, plastic) can also be deposited on the zinc layer.

Electric arc furnace:

A furnace for scrap-based steelmaking. Once the furnace is charged and covered, graphite electrodes are lowered through holes in the roof. The electric arc traveling between the electrodes and the metallic charge creates intense heat which melts the scrap. Alloying elements can be added during the process.

Hot and cold rolling mill:

Hot rolling mill: equipment on which solidified steel preheated to a high temperature is continuously rolled between two rotating cylinders. Cold rolling mill: equipment that reduces the thickness of flat steel products by rolling the metal between two cylinders at room temperature.

Lost-time accident (LTA) frequency:

Number of LTAs per million hours worked.

Real consumption:

For any country or region, the apparent consumption for this country or region, adjusted for the inventory changes of stockists and end users.

Refining stand:

A stage in the process of making crude steel, during which the crude steel is further refined (i.e. most residual impurities are removed) and additions of other metals may be made before it is cast.

File No. 82-34727

Semi-finished products:

Steel products such as billet, blooms and slabs. These products can be made by direct continuous casting of hot steel or by pouring the liquid into ingots which are then rolled into semi-finished products.

Sinter plant:

A plant in which iron ore is crushed, homogenized and mixed with limestone and coke breeze and then cooked ("sintered") to form sinter, which is the main ferrous component of blast furnace burden.

Slab:

Semi-finished steel product obtained by rolling ingots on a rolling mill or processed through a continuous caster and cut into various lengths. The slab has a rectangular cross section and is used as a starting material in the production process of flat products, i.e. hot rolled coils or plates.

Slag:

A by-product, containing inert materials of the burden, produced during the melting process of blast furnace and steelmaking operations.

Stainless steels:

Stainless steels are distinguished from carbon steel by their content in chromium (ferritic steel) and, in certain cases, in nickel (austenitic steel). Adding chromium to steel makes it more resistant to rust and when nickel is added to chromium stainless steel it enhances its mechanical properties.

Strip:

Flat steel coil products with widths of less than 600 mm for hot rolled products and less than 500 mm for cold rolled products. The wider flat products are called wide strips.

Thin strip continuous casting:

Casting technology that takes liquid steel and casts it into solid strip in one step, thereby eliminating the need for a continuous slab caster and hot trip mill.

Workplace accident severity rate:

Number of workdays lost through accidents per million hours worked.

How steel is manufactured ?
a three-stage process


Hot metal route
IRON ORE
SINTERED ORE
SINTERING PLANT
COAL
COKE
COKING PLANT
2000°C
LIQUID IRON 1,400°C
BLAST FURNACE
1 Liquid steel production
1600°C
CRUDE LIQUID STEEL
OXYGEN CONVERTER
ADDITIONS
VACUUM
O_2
AR
LIQUID STEEL ADJUSTED TO GRADE
REFINING STATION (ladle furnace)
2 Production of feedstock in solid form (semi-finished products) by casting the liquid steel
SLAB
CONTINUOUS CASTER FOR FLAT PRODUCTS
3 Conversion of feedstock into finished products by rolling
REHEATING FURNACE 800°C TO 1,200°C
SHEET
HOT ROLLING MILL FOR FLAT PRODUCTS

HOW STEEL IS MANUFACTURED ?
A THREE-STAGE PROCESS

Electric arc furnace route

1 Liquid steel production


SCRAP
1600°C
CRUDE LIQUID STEEL
ELECTRIC ARC FURNACE


ADDITIONS
VACUUM
O_2
AR
LIQUID STEEL ADJUSTED TO GRADE
REFINING STATION
(ladle furnace)

2 Production of feedstock in solid form (semi-finished products) by casting the liquid steel


BEAM BLANK
CONTINUOUS CASTER FOR LONG PRODUCTS

3 Conversion of feedstock into finished products by rolling


REHEATING FURNACE
800°C TO 1,200°C
BEAM
SHEET PILING
ROLLING MILL FOR LONG PRODUCTS

Photo credits:
Arcelor thanks its employees who contributed
to the photographic report illustrating this document.
Arcelor photographic library: P-F. Grosjean, I. Brandajs, A. Sagasti, F. Konnen
Gettyimages: M. Rabukusen, C. Ena, AP/SIPA PRESS
Architect of the Viaduc de Millau: Lord Norman Foster DR

Design, production and manufacture:
Labrador 33 1 53 06 30 80
8 rue Lantiez - 75017 Paris - France